Form 20-F
Elong Power Holding Ltd.
filed 2024-11-27
CIK 2015691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: November 21, 2024

Commission File Number: 001-42416

Elong Power Holding Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Gushan Standard Factory Building Project, Ganzhou New Energy Vehicle Technology City,

Located at West Gushan Road and North Xingguang Road, Ganzhou City, Jiangxi Province, 341000, PRC

(Address of principal executive offices)

Shilin Xun

Tel.: (86) 13011896849

Email: xunshilin@elongpower.com

Gushan Standard Factory Building Project, Ganzhou New Energy Vehicle Technology City,

Located at West Gushan Road and North Xingguang Road, Ganzhou City, Jiangxi Province, 341000, PRC

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.00001 per share	ELPW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On November 21, 2024, the issuer had 50,056,114 ordinary shares (exclusive of 9,000,000 earnout shares), par value $0.00001 per share, outstanding, consisting of 44,278,677 Class A ordinary shares, par value $0.00001 per share and 5,777,437 Class B ordinary shares, par value $0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On November 21, 2024 (the “Closing Date”), Elong Power Holding Limited, a Cayman Islands exempted company (“Elong” or the “Company”), TMT Acquisition Corp (“TMT” or the “SPAC”) and ELong Power Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Elong (“Merger Sub”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated February 29, 2024 (the “Business Combination Agreement”). The Business Combination was accomplished by way of the following transaction steps:

●	At the closing of the Business Combination (the “Closing”), Merger Sub merged with and into TMT (the “Merger”), with TMT continuing as the surviving entity and becoming a wholly owned subsidiary of Elong. At the effective time of the Merger (the “Effective Time”), (i) each ordinary share of TMT, par value $0.0001 per share (“TMT Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than TMT Excluded Shares and TMT Dissenting Shares (as each is defined below)) converted into one Class A ordinary share of Elong, par value $0.00001 per share (“Elong Class A Ordinary Share”), (ii) each right of TMT (“TMT Right”) issued and outstanding immediately prior to the Effective Time automatically converted in accordance with its terms into 2/10 of one TMT Ordinary Share, and then further converted into 2/10 of one Elong Class A Ordinary Share, and (iii) each unit of TMT, consisting of one TMT Ordinary Share and one TMT Right (“TMT Unit”), issued and outstanding immediately prior to the Effective Time automatically and mandatorily separated into its component parts and the TMT Ordinary Shares and TMT Rights included within such TMT Units automatically converted into Elong Class A Ordinary Shares as described above.

●	Prior to the Closing, Elong effectuated a share surrender (with an effect identical to that of a reverse share split) of the Elong Class A Ordinary Shares and Class B ordinary shares of Elong, par value $0.00001 per share (“Elong Class B Ordinary Shares” and collectively with the Elong Class A Ordinary Shares the “Elong Ordinary Shares”), such that, immediately thereafter, Elong had 45,000,000 Elong Ordinary Shares, consisting of 39,222,563 Elong Class A Ordinary Shares and 5,777,437 Elong Class B Ordinary Shares, issued and outstanding. All of the Elong Class B Ordinary Shares are held by Gracedan Co., Limited (the “Supporting Shareholder”). Because each Elong Class B Ordinary Share entitles the holder thereof to 50 votes on all matters subject to vote at general meetings of Elong, the Supporting Shareholder holds a majority of the total voting power of Elong following the Closing, as described herein.

●	Concurrently with the Closing, Elong consummated the PIPE Financing (as defined below), pursuant to a subscription agreement entered into by Elong and an accredited investor (the “PIPE Investor”) prior to the Closing, which provided for the purchase by the PIPE Investor of $7,000,000 in Elong Class A Ordinary Shares (the “PIPE Financing”). The PIPE Investor, together with 2TM Holding LP, a Delaware limited partnership and sponsor of TMT (the “Sponsor”), and the representative of the underwriters of TMT’s initial public offering (the “Representative”), also entered into the Amended and Restated Registration Rights Agreement with Elong, pursuant to which the Sponsor, the Representative and the PIPE Investors have customary registration rights, including three sets of demand rights and piggy-back rights, with respect to the shares of Elong Class A Ordinary Shares held by such parties following the consummation of the Business Combination.

●	At the Closing, the Supporting Shareholder deposited 300,000 Elong Class B Ordinary Shares (the “Indemnification Shares”) with Continental as escrow agent (the “Escrow Agent”), which shall be held in escrow as security for the Supporting Shareholder’s indemnification obligations on behalf of Elong and be subject to surrender and forfeiture under the terms of Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with Continental escrow agent (the “Escrow Agent”, such escrow agreement the “Indemnification Escrow Agreement”).

●	After the Closing, the Supporting Shareholder will be entitled to receive up to 9,000,000 Elong Class A Ordinary Shares (the “Earnout Shares”) solely upon the achievement of certain financial targets during the fiscal years ended December 31, 2024 and 2025 or upon the completion by Elong of certain change in control transactions, in each case in accordance with the terms of the Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with the Escrow Agent covering the treatment and release of the Earnout Shares (the “Earnout Escrow Agreement”).

As a result of the Business Combination, TMT became a wholly owned subsidiary of Elong, the security holders of TMT immediately prior to the Effective Time became security holders of Elong, and Elong became a public company. In this Shell Company Report on Form 20-F (this “Report”), Elong as the public company following the consummation of the Business Combination is sometimes referred to as “New Elong.”

The Elong Class A Ordinary Shares are trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “ELPW”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events of the Company. Forward-looking statements include all statements other than statements of historical fact, including statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements. These forward-looking statements include, but are not limited to, statements relating to expectations for future financial performance, business strategies, financings and expectations for the Company’s business. Forward-looking statements may include statements preceded by, followed by or that include the words “may”, “can”, “should”, “will”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “anticipate”, “believe”, “seek”, “target” or similar expressions, but not all forward-looking statements include such terms.

The forward-looking statements in this Report are based on information available as of the date of this Report and Company management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, they cannot guarantee future results, level of activity, volume of sales, performance or achievements. Moreover, no one assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in connection with the forward-looking statements contained in this Report.

You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ include:

●	changes in domestic and foreign business, market, financial, political and legal conditions;

●	inability to obtain financing, equity, debt, or convertible debt financings to fund our operations on favorable terms or at all (including where such inability results in additional costs being incurred, and/or additional funding not be available, under existing financing arrangements);

●	growth in demand for our products being lower than expected, or eventuating later than expected (including but not limited to delay in commencement of wheel programs);

●	increase in prices of labor or materials, or adverse movements in foreign exchange;

●	disruption to global supply chains;

●	downward pricing pressure from customers;

●	the inability to maintain the listing of the Company’s securities on a U.S. securities exchange;

●	the failure to realize the anticipated benefits of the Business Combination and related transactions;

●	risks related to the rollout of our business strategy and the timing of expected business milestones;

●	the effects of competition on our future business and our ability to grow and manage growth, establish and maintain relationships with customers, and retain management and key employees;

●	the outcome of any legal proceedings that may be instituted against us or any of our respective directors or officers;

●	the impact of any pandemic or other public health crisis, such as the COVID-19 pandemic, and governmental responses;

●	risks related to Elong’s industry;

●	changes in laws and regulations;

●	risks and uncertainties related to being based in and having substantially all operations in China; and

●	other risks and uncertainties described in the section of this Report entitled “Risk Factors.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of New Elong Following the Business Combination,” which is incorporated herein by reference.

The business address for each of the directors and executive officers of the Company is Gushan Standard Factory Building Project, Ganzhou New Energy Vehicle Technology City, Located at West Gushan Road and North Xingguang Road, Ganzhou City, Jiangxi Province, 341000, PRC.

B.	Advisers

Graubard Miller has represented Elong and Merger Sub as U.S. securities counsel in connection with the Business Combination. The address of Graubard Miller is The Chrysler Building, 405 Lexington Avenue, 44th Floor, New York, New York 10174. Graubard Miller will continue to act as U.S. securities counsel for New Elong following the Closing of the Business Combination.

Harney Westwood & Riegels has represented Elong and Merger Sub on matters of Cayman Islands law. The address of Harney Westwood & Riegels is Suite 2505, NO.688, West Nanjing Road, Jing An District, Shanghai, 200041, China.

Han Kun Law Offices has represented Elong and Merger Sub on matters of PRC law. The address of Han Kun Law Offices is 20/F, Kerry Plaza Tower 3, 1-1 Zhongxinsi Road, Futian District, Shenzhen 518048, Guangdong, PRC.

The Crone Law Group has represented TMT in connection with the Business Combination. The address of The Crone Law Group is 420 Lexington Avenue, Suite 2446, New York, New York 10170.

Ogier has represented has TMT on matters of Cayman Islands law. The address of Ogier is 11th Floor, Central Tower, 28 Queen's Road Central, Central, Hong Kong.

C.	Auditors

UHY LLP, an independent registered public accounting firm, has acted as the accounting firm for each of Elong and TMT. The address of UHY LLP is 1185 Avenue of Americas, 38th Floor, New York, New York 10036. UHY LLP will continue to act as the accounting firm for New Elong following the Closing of the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Capitalization and Indebtedness

The following table sets forth the ownership of the Company on an unaudited pro forma combined basis as of June 30, 2024, after giving effect to the Business Combination.

	Post-Business Combination

TMT public stockholders	42,114	0.1%
Shares of TMT public stockholders issuable upon conversion of TMT Rights at closing	1,200,000	2.0%
TMT Sponsors and its permitted transferees	1,870,000	3.2%
Shares of TMT founders and its permitted transferees issuable upon conversion of TMT founder rights	74,000	0.1%
TMT underwriter shares	270,000	0.5%
Finder shares	900,000	1.5%
Elong Class A and B Ordinary Shares	45,000,000	76.2%
Elong Earnout shares	9,000,000	15.2%
PIPE Investors	700,000	1.2%
Total shares at closing	59,056,114	100.0%

The following table sets forth, on the basis of generally accepted accounting principles in the United States, our consolidated capitalization and indebtedness on an unaudited pro forma combined basis as of June 30, 2024, after giving effect to the Business Combination.

U.S. Dollars

Total liabilities	41,212,924

Shareholders’ equity:
Elong Class A ordinary shares	532
Elong Class B ordinary shares	57
Additional paid-in capital	53,438,274
Statutory reserve	708,470
Retained earnings (accumulated deficit)	(53,933,954)
Accumulated other comprehensive loss	561,622
Total equity	775,001

Total capitalization	41,987,925

For more information, see the unaudited pro forma condensed combined financial information of the Company and TMT contained in Exhibit 99.3 to this Report.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is Elong Power Holding Limited. The Company was incorporated as an exempted company under the laws of Cayman Islands. The history and development of the Company and the material terms of the Business Combination are described in the Form F-4 in the sections titled “Summary of the Proxy Statement/Prospectus,” “Proposal No. 1 — The Business Combination Proposal,” “Information About Elong” and “Description of Share Capital of New Elong,” which are incorporated herein by reference. See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain information about the Company is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference.

The Company’s registered office is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, and the Company’s principal executive office is Gushan Standard Factory Building Project, Ganzhou New Energy Vehicle Technology City, located at West Gushan Road and North Xingguang Road, Ganzhou City, Jiangxi Province, 341000, PRC. The Company’s principal website address is https://www.elongpower.com/. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Following and as a result of the Business Combination, all business of the Company is conducted through its subsidiaries. A description of the business is included in the Form F-4 in the sections titled “Information About Elong” and “Elong Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C.	Organizational Structure

Following the consummation of the Business Combination, Merger Sub has merged with and into TMT with TMT surviving as a wholly-owned subsidiary of the Company. All principal subsidiaries of the Company are set forth in Exhibit 8.1 to this Report.

D.	Property, Plants and Equipment

Information regarding the Company’s property and equipment is described in the Form F-4 in the section titled “Information About Elong” in the subsections titled “— Our Strategy,” “— Research and Development,” “— Our Production,” and “— Our Facilities,” which are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operation of the Company for the fiscal years ended December 31, 2023 and 2022 is included in the Form F-4 in the section titled “Elong’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference. The discussion and analysis of the financial condition and results of operation of the Company for the six months ended June 30, 2024 and 2023 is included in Exhibit 99.1 to this Report, which is incorporated herein by reference.

The discussion and analysis of the financial condition and results of operation of TMT for the fiscal years ended December 31, 2023 and 2022 is included in the Form F-4 in the section titled “TMT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference. The discussion and analysis of the financial condition and results of operation of TMT for the nine months ended September 30, 2024 and 2023 is included in Item 2 of Part I of TMT’s Quarterly Report on Form 10-Q, filed by TMT on November 19, 2024, which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to the executive officers and directors of the Company as of the date of this Report.

Name	Age	Position Held
Xiaodan Liu	45	Chief Executive Officer and Chairwoman of the Board of Directors
Jingdong Qu	59	Executive Director
Luyi Wang	30	Chief Financial Officer
Tung Kok Keow	55	Independent Director Nominee
Lawrence Leighton	88	Independent Director Nominee
David Chung-Hua Bolocan	59	Independent Director Nominee

Executive Officers

Xiaodan Liu has served as our Chief Executive Officer since May 2023 and our Chairwoman of the Board of Directors since October 2023. From November 2020 to May 2023, Ms. Liu served as Chief Executive Officer and Chairman of the Board of Directors at Beijing Yuanlin Technology Development Co., Ltd., an investment company focusing on the high-tech area. From May 2012 to October 2020, she served as Chief Executive Officer and Chairman of the Board of Directors at Satcom Technology (Beijing) Co., a company mainly engaged in rubber and plastic products industry. From 2003 to 2008, Ms. Liu served as sales director at Dalian Toyota Automobile Trading Co., Ltd, an automobile trading company, where she was responsible for sales management. From March 2024 to now, Ms. Liu served as director at Phylion Battery Co., Ltd., a lithium battery manufacturing company. Ms. Liu received a bachelor’s degree in International Trade from Kyoto University, Japan.

Jingdong Qu has been a member of the New Elong Board since the consummation of the Business Combination. He has served as the chairman of New Dragon Fund since November 2012. From December 2009 to January 2012, Mr. Qu served as Chief Executive Officer at Patriot Electronics, a high-tech enterprise focusing on the production and sales of digital products. From 2007 to December 2009, he served as the managing director of Samsung Electronics Greater China and global vice president. At that time, he drove the rapid development of Samsung’s China business. Mr Qu received a bachelor’s degree in computer science from Beijing Institute of Technology and received an M.B.A. degree from Tsinghua University. Mr. Qu has more than 30 years of experience in entrepreneurship, management and investment, and is an influential investor in China.

Luyi Wang has served as our Chief Financial Officer since July 2024. From November 2019 to March 2021, she served as the director of the finance department at Hawkhead Automotive, Inc., a company engaged in the manufacturing and sales of friction material. From April 2021 to April 2023, she worked as an auditor at Forvis Mazars, a financial services company. From May 2023 to May 2024, she resumed serving as the director of the finance department at Hawkhead Automotive, Inc. Ms. Wang received a graduate degree in accounting from Chapman University and a bachelor’s degree from Chongqing University.

Non-Employee Directors

Tung Kok Keow has been a member of the New Elong Board since the consummation of the Business Combination. From 2000 to 2010, he served as senior associate in the Malaysian Industry-Government Group for High Technology (MIGHT), an agency of the Prime Minister’s Department supervised by the Science Advisor to the PM. Since the end of his tenure at MIGHT, Mr. Tung has served as a consultant or in executive positions to various companies as well as non-profit government organizations. Mr. Tung also served as Advisor to the Malaysian Prime Minister’s Special Envoy to the PRC, and as Advisor to the Taipei Investors’ Association of Malaysia. Mr. Tung received a M.B.A. for Executives degree from Peking University.

Lawrence Leighton has been a member of the New Elong Board since the consummation of the Business Combination. Mr. Leighton is a seasoned international investment banker with approximately 50 years of experience. He has worked with many major international companies throughout his career, including Pernod Ricard SA (ENXTPA: RI) and Verizon Communications Inc. (NYSE: VZ). Mr. Leighton has served as a Managing Director of Bentley Associates, a boutique investment bank, since 1997 and transitioned to Senior Advisor in 2022. In 1989, he became President and Chief Executive Officer of UI USA, the US subsidiary of Union d’Ètudes et d’Investissements, the merchant banking arm of Credit Agricôle, the largest bank in France, serving in that role until 1993. From 1982 to 1989, Mr. Leighton served as a Managing Director of Chase Bank. Previously, from 1978 to 1982, he was a Limited Partner at Bear, Stearns & Co., focusing on international mergers and acquisitions. Starting in 1974 and ending in 1978, he was with Norton Simon as the Director of Strategic Planning/Mergers & Acquisitions. Before Norton Simon, Mr. Leighton was with Clark, Dodge & Co. where he became Co-Head of the Corporate Finance Department. He has been a member of the board of directors of Bon Natural Life Limited, a natural products and ingredients business, from June 2021 to June 2023, and Bowen Acquisition Corp, a blank check company that has entered into a definitive agreement for an initial business combination, since July 2023. Mr. Leighton received a B.S.E. degree from Princeton University and an M.B.A. from Harvard Business School. Mr. Leighton is a U.S. Citizen.

David Chung-Hua Bolocan has been a member of the New Elong Board since the consummation of the Business Combination. From 1994 to 2000, he served as Senior Engagement Manager in Mitchell Madison Group, a consulting company. From 2001 to 2006, he served as Executive Vice President – CMO and Head of Corporate Initiatives Group in Bank of America. From 2006 to 2018, he served in executive positions to various companies. From August 2018 to June 2021, he served as Business Line CEO for Retail Bank Deposits and Payments Business in BBVA Compass (now part of PNC). From June 2021 to March 2022, he served as head of deposit and payments for LendingClub, a fintech company. Since June 2022, he has served as a Senior Director at Western Alliance Bank. Mr. Bolocan also served as an Independent Director for Cellular Biomedicine Group, Inc., a NASDAQ listed company, from 2012 to 2016, and UTime Limited, a NASDAQ listed company, from April 2019 to May 2023. Mr. Bolocan received an M.S./M.B.A. from the MIT Sloan School of Management and a B.A. from Harvard University in Computer Science and Economics

Committees of the Board of the Directors

The Elong board of directors has an audit committee, compensation committee and nominating and corporate governance committee. All of the committees comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations as further described below. The responsibilities of each of the committees of the Elong board of directors are described below. Each member of these committees is appointed by the Elong board of directors and will serve for such term or terms as the board may determine or until such member’s earlier resignation or death.

Each of these committees has a written charter. The charters are available on Elong’s corporate website at http://elongpower.com. The information on any of Elong’s website is deemed not to be incorporated in this Form 20-F or to be part of this Form 20-F.

Audit Committee

Elong’s audit committee consists of Messrs. Keow, Leighton and Bolocan, with Mr. Bolocan serving as chair. Elong has affirmatively determined that each expected member of the audit committee qualifies as independent under Nasdaq rules applicable to board members generally and to audit committee members. Under Nasdaq rules, audit committee members must satisfy the additional independence criteria set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of Nasdaq. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Elong’s audit committee will be responsible for, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing Elong’s independent registered public accounting firm;

●	discussing with Elong’s independent registered public accounting firm their independence from management;

●	reviewing, with Elong’s independent registered public accounting firm, the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by Elong’s independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and Elong’s independent registered public accounting firm the quarterly and annual financial statements that Elong files with the SEC;

●	overseeing Elong’s financial and accounting controls and compliance with legal and regulatory requirements;

●	reviewing Elong’s policies on risk assessment and risk management;

●	reviewing related person transactions; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Audit Committee Financial Expert

The parties have determined that Mr. Bolocan will qualify as the “audit committee financial expert,” as that term is defined in Item 401(h) of Regulation S-K.

Under Nasdaq rules, the audit committee must at all times be composed exclusively of independent directors who are “financially literate.” Nasdaq rules define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and statement of cash flows. All expected members of Elong’s audit committee meet the standard for financial literacy. In addition, Elong must certify to Nasdaq the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Any member of the audit committee who qualifies as an “audit committee financial expert” also qualifies as financially sophisticated under Nasdaq rules. Accordingly, Mr. Bolocan will qualify as financially sophisticated under Nasdaq rules.

Compensation Committee

Elong’s compensation committee consists of Messrs. Keow, Leighton and Bolocan, with Mr. Leighton serving as chair. Elong has affirmatively determined that each expected member of the compensation committee qualifies as independent under Nasdaq rules applicable to board members generally and to compensation committee members. Under Nasdaq rules, compensation committee members must satisfy the additional independence criteria set forth in Rule 10C-1 of the Exchange Act and the rules of Nasdaq. To be considered independent for purposes of Rule 10C-1 of the Exchange Act and under the rules of Nasdaq, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company. In addition, each expected member of the compensation committee is a “non-employee directors” as defined in Rule 16b-3 of the Exchange Act.

Elong’s compensation committee is responsible for, among other things:

●	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving the compensation of Elong’s chief executive officer, and the chief executive officer may not be present during voting or deliberations on his or her compensation;

●	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to The Elong board of directors regarding the compensation of Elong’s other executive officers;

●	reviewing and approving or making recommendations to The Elong board of directors regarding Elong’s incentive compensation and equity-based plans, policies and programs;

●	reviewing and approving all employment agreement and severance arrangements for Elong’s executive officers;

●	making recommendations to The Elong board of directors regarding the compensation of Elong’s directors; and

●	retaining and overseeing any compensation consultants.

Nominating and Corporate Governance Committee

Elong’s nominating and corporate governance committee consists of Messrs. Keow, Leighton and Bolocan, with Mr. Keow serving as chair. Elong has affirmatively determined that each member qualifies as independent under Nasdaq rules.

Elong’s nominating and corporate governance committee is responsible for, among other things:

●	identifying individuals qualified to become members of the New Elong Board, consistent with criteria approved by the New Elong Board;

●	overseeing succession planning for New Elong’s Chief Executive Officer and other executive officers;

●	periodically reviewing the leadership structure of the New Elong Board and recommending any proposed changes to the New Elong Board;

●	overseeing an annual evaluation of the effectiveness of the New Elong Board and its committees; and

●	developing and recommending to the New Elong Board a set of corporate governance guidelines.

B.	Compensation

Information pertaining to the compensation of the directors and executive officers of the Company is set forth in the Form F-4, in the sections titled “Executive Compensation” and “Management of New Elong Following the Business Combination — New Elong Non-Employee Director Compensation Policy,” which are incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the section titled “Management of New Elong Following the Business Combination” in the subsections titled “— Composition of the Board of Directors,” “— Committees of the Board of Directors,” “— Code of Ethics,” and “— Risk Oversight,” which are incorporated herein by reference.

D.	Employees

Information pertaining to the Company’s employees is set forth in the Form F-4, in the section titled “Information About Elong — Our Employees,” which is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s Ordinary Shares by its directors and executive officers upon the consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of November 21, 2024 by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

●	each of our directors and executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that the person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The calculations of the percentage of beneficial ownership are based on 50,056,114 Ordinary Shares (exclusive of 9,000,000 earnout shares) issued and outstanding, as of November 21, 2024, consisting of 44,278,677 Class A Ordinary Shares and 5,777,437 Class B Ordinary Shares.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owners	Number of Shares (All Classes) (#)	Pct. (%)	Vot. Pct. (%)
Executive Officers and Directors(1):
Xiaodan Liu(2)	5,777,437	11.5%	86.7%
Jingdong Qu	-	0.0%	0.0%
Luyi Wang	-	0.0%	0.0%
Tung Kok Keow	-	0.0%	0.0%
Lawrence Leighton	-	0.0%	0.0%
David Chung-Hua Bolocan	-	0.0%	0.0%
All Directors and Executive Officers as a Group (6 Individuals)	5,777,437	11.5%	86.7%
Greater than 5% Holders:
Zibo Economic Development Zone Yingke Jinwutong Venture Capital Partnership(3)	8,028,939	16.0%	2.4%
Shenzhen Jinpenglong Transportation Technology Co., Ltd.(4)	6,700,530	13.4%	2.0%
Xingzheng Investment Management Co., Ltd.(3)	6,622,670	13.2%	2.0%
Xiamen Jiupaiyuanjiang Investment Partnership(3)	4,715,145	9.4%	1.4%
Pingtan Yingke Jiatai Venture Capital Partnership(3)	3,711,739	7.4%	1.1%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each shareholder is Gushan Standard Factory Building Project, Ganzhou New Energy Vehicle Technology City, located at West Gushan Road and North Xingguang Road, Ganzhou City, Jiangxi Province, 341000, PRC.

(2)	The beneficial ownership of Ms. Liu consists of 5,777,437 Elong Class B Ordinary Shares held by the Supporting Shareholder, GRACEDAN CO., LIMITED. At the Closing, the Supporting Shareholder deposited 300,000 Elong Class B Ordinary Shares in escrow as security for the Supporting Shareholder’s indemnification obligations on behalf of Elong. Elong may issue up to an additional 9,000,000 Elong Class A Ordinary Shares to the Supporting Shareholder to the extent the conditions to payment of the Earnout Shares are satisfied. Taking into account the Earnout Shares, Ms. Liu would control approximately 87.0% of the voting power of New Elong’s total issued and outstanding share capital. The Elong Ordinary Shares held by the Support Shareholder are subject to restrictions on transfer pursuant to the Lock-Up Agreement. The beneficial ownership of Ms. Liu does not reflect up to 2,100,000 Elong Ordinary Shares that may be transferred by the Supporting Shareholder to the PIPE Investors after the Closing. In order to induce the PIPE Investors to sign the subscription agreements, the Supporting Shareholder agreed to transfer additional shares to the PIPE Investors after the Closing, so that their effective purchase price per share would be equal to 85% of the then-current market price of the Elong Class A Ordinary Shares on the date the shares are registered for resale or eligible to be sold pursuant to Rule 144 (or on the first anniversary of the Closing, if earlier), but in any event not less than $2.50. Ms. Liu may be deemed to beneficially own the Elong Ordinary Shares held by the Supporting Shareholder by virtue of her control over the Supporting Shareholder. Ms. Liu disclaims beneficial ownership of the shares held by the Supporting Shareholder other than to the extent of her pecuniary interest in such shares.

(3)	The beneficial ownership of each of Zibo Economic Development Zone Yingke Jinwutong Venture Capital Partnership, Shenzhen Jinpenglong Transportation Technology Co., Ltd., Xingzheng Investment Management Co., Ltd.,Xiamen Jiupaiyuanjiang Investment Partnership, and Pingtan Yingke Jiatai Venture Capital Partnership consists of Elong Class A Ordinary Shares. The Elong Ordinary Shares held by each entity are subject to restrictions on transfer pursuant to the Lock-Up Agreement.

B.	Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Form F-4 in the section titled “Certain Relationships and Related Person Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The following financial statements of the Company and TMT are included in this report or by reference:

●	Interim unaudited consolidated financial statements of the Company as of June 30, 2024 and for the six months ended June 30, 2024 and 2023.

●

Audited consolidated financial statements of the Company as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 contained in the Form F-4 filed on June 27, 2024 are incorporated herein by reference.

●

Interim unaudited condensed consolidated financial statements of TMT as of September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 contained in the Form 10-Q filed by TMT on November 19, 2024 are incorporated herein by reference.

●

Audited consolidated financial statements of TMT as December 31, 2023 and 2022 for the years ended December 31, 2023 and 2022 contained in the Form F-4 filed on June 27, 2024 are incorporated herein by reference.

See Item 18 of Part III of this Report.

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 in the section titled “Information About Elong — Legal Proceedings,” which is incorporated herein by reference.

Dividend Policy

The Company’s policy on dividend distributions is described in the Form F-4 in the sections titled “Summary of the Proxy Statement/Prospectus – Cash and Asset Flows Through Organization – Dividend Distribution and Taxation,” “Ticker Symbols and Dividend Information—Dividends” and “Government Regulations Applicable to Elong’s Business —Regulations Relating to Dividend Distributions,” which are incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The Elong Class A Ordinary Shares are listed on Nasdaq under the symbol “ELPW.” Holders of Elong Class A Ordinary Shares should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Elong Class A Ordinary Shares are listed on Nasdaq under the symbol “ELPW.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

The Company’s authorized share capital is $50,000 divided into 5,000,000,000 Elong Ordinary Shares, comprising 4,000,000,000 Elong Class A ordinary shares of a par value of $0.00001 each and 1,000,000,000 Elong Class B Ordinary Shares of a par value of $0.00001 each. As of November 21, 2024, subsequent to the Closing, 50,056,114 Elong Ordinary Shares (exclusive of 9,000,000 earnout shares) were issued and outstanding, including 44,278,677 Elong Class A Ordinary Shares and 5,777,437 Elong Class B Ordinary Shares.

B.	Memorandum and Articles of Association

The Second Amended and Restated Articles of Association of the Company (“Company Charter”) effective as of November 21, 2024 are filed as part of this Report.

The description of the Company Charter is contained in the Form F-4 in the sections titled “Proposal 5: The Non-Binding Governance Proposals” and “Description of Share Capital of New Elong,” which are incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Form F-4 in the section titled “Proposal No. 1 — The Business Combination Proposal” is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement in the Form F-4 in the section titled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Transaction Documents” is incorporated herein by reference.

Other Material Contracts

Restructuring Framework Agreement of Huizhou Yipeng Energy Technology Co., Ltd, dated as of October 8, 2023

On October 8, 2023, in connection with the corporate restructuring described in the Form F-4 in the section titled “Elong’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Huizhou Yipeng entered into the Restructuring Framework Agreement with the original shareholders of Huizhou Yipeng and certain other parties, pursuant to which, among other things, the parties thereto carried out the restructuring so that Elong acquired all equity interests of Huizhou Yipeng and the original shareholders’ shareholding in Huizhou Yipeng were converted into ownership interests in Elong.

Enterprise Settlement Agreement for the Gushan standard factory building project of Ganzhou New Energy Automobile Science and Technology City, dated as of August 3, 2023

On August 3, 2023, in connection with the lease of factories in Ganzhou, Ganzhou Yipeng entered into the Enterprise Settlement Agreement with Ganzhou New Energy Automobile Science and Technology City Construction and Development Co., Ltd, pursuant to which, among other things, Ganzhou Yipeng agreed to lease the standard factory located the west of Gushan Road, Ganzhou New Energy Automobile Science and Technology City for production purpose and the lease term commenced from August 1, 2020 to December 31, 2041.

D.	Exchange Controls

PRC exchange control regulations that restrict Elong’s ability to convert Renminbi into foreign currency is described in the Form F-4 in the section titled “Government Regulations Applicable to Elong’s Business — Regulations Relating to Foreign Exchange” which are incorporated herein by reference.

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares. There is no limitation imposed by the laws of the Cayman Islands or in the Company Charter on the right of non-residents to hold or vote shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4 in the sections titled “Material U.S. Federal Income Tax Considerations” and “Certain Material Cayman Islands Tax Considerations,” which are incorporated herein by reference.

F.	Dividends and Paying Agents

The Company’s policy on dividend distributions is described in the Form F-4 in the sections titled “Summary of the Proxy Statement/Prospectus – Cash and Asset Flows Through Organization – Dividend Distribution and Taxation,” “Ticker Symbols and Dividend Information—Dividends” and “Government Regulations Applicable to Elong’s Business —Regulations Relating to Dividend Distributions,” which are incorporated herein by reference. The Company has not identified a paying agent.

G.	Statement by Experts

The consolidated financial statements of the Elong and its subsidiaries and TMT incorporated by reference in this Report have been so incorporated by reference in reliance upon such report of UHY LLP, an independent registered public accounting firm, upon the authority of the said firm as expert in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information on market risk is set forth in the Form F-4 in the section titled “Elong’s Management’s Discussion and Analysis of Financial Condition and Results of Operation — Quantitative and Qualitative Disclosures about Market Risk,” which is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company and its subsidiaries as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 contained in the Form F-4 filed on June 27, 2024 are incorporated herein by reference.

The interim unaudited consolidated financial statements of the Company as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 contained in Exhibit 99.2 to this Report are incorporated herein by reference.

The audited consolidated financial statements of TMT as of December 31, 2023 and 2022 for the years ended December 31, 2023 and 2022 contained in the Form F-4 filed on June 27, 2024 are incorporated herein by reference.

The interim unaudited condensed consolidated financial statements of TMT as of September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 contained in Item 1 of Part I of TMT’s Quarterly Report on Form 10-Q, filed by TMT on November 19, 2024, are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of the Company and TMT contained in Exhibit 99.3 to this Report is incorporated herein by reference.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Amended and Restated Memorandum and Articles of the Elong Power Holding Limited (incorporated by reference to Exhibit 3.3 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.1	Amended and Restated Agreement and Plan of Merger, dated as of February 29, 2024, by and among TMT Acquisition Corp, Elong Power Holding Limited and ELong Power Inc. (incorporated by reference to Exhibit 2.1 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.12 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.13 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.4*	Form of Indemnification Agreement.
4.5	Elong Power Holding Limited 2024 Long-Term Incentive Equity Plan (incorporated by reference to Exhibit 10.14 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.6	Form of Subscription Agreement with the PIPE Investors (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on September 11, 2024).
4.7	Form of Letter Agreement with PIPE Investors and Supporting Shareholder (incorporated by reference to Exhibit 10.16 of the Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on September 27, 2024).
4.8*	Amended and Restated Registration Rights Agreement, dated November 21, 2024, by and between the Company and certain security holders.
4.9	Amended and Restated Sponsor Support Agreement, dated February 29, 2024 (incorporated by reference to Exhibit 10.9 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.10	Amended and Restated Shareholder Voting Agreement, dated February 29, 2024 (incorporated by reference to Exhibit 10.10 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.11	Factory Lease Contract for the C factory building of the Zibo Advanced Manufacturing Industrial Park, dated as of December 15, 2023 (incorporated by reference to Exhibit 10.8 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.12	Restructuring Framework Agreement of Huizhou Yipeng Energy Technology Co., Ltd, dated as of October 8, 2023 (incorporated by reference to Exhibit 10.6 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.13	Enterprise Settlement Agreement for the Gushan standard factory building project of Ganzhou New Energy Automobile Science and Technology City, dated as of August 3, 2023 (incorporated by reference to Exhibit 10.5 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.14	Letter Agreement, dated March 27, 2023, by and among TMT Acquisition Corp, its officers and directors, and 2TM Holding LP (incorporated herein by reference to Exhibit 10.1 to TMT’s Form 8-K as filed with the Securities and Exchange Commission on March 30, 2023).
4.15	Private Placement Unit Subscription Agreement, dated March 27, 2023, by and among TMT Acquisition Corp and 2TM Holding LP (incorporated herein by reference to Exhibit 10.4 to TMT’s Form 8-K as filed with the Securities and Exchange Commission on March 30, 2023).
4.16	Amended and Restated Securities Subscription Agreement, dated December 31, 2021, between TMT Acquisition Corp and 2TM Holding LP (incorporated by reference to Exhibit 10.2 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.17	Securities Subscription Agreement, dated August 20, 2021, between TMT Acquisition Corp and 2TM Holding LP (incorporated by reference to Exhibit 10.1 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
8.1	Subsidiaries of Elong Power Holding Limited (incorporated by reference to Exhibit 21.1 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
11.1*	Elong Power Holding Limited Code of Ethics and Business Conduct
11.2*	Elong Power Holding Limited Policy on Insider Trading
99.1*	Elong Power Holding Limited’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.
99.2*	Elong Power Holding Limited’s Interim Unaudited Consolidated Financial Statements.
99.3*	Unaudited Pro Forma Condensed Combined Financial Information of Elong Power Holding Limited and TMT Acquisition Corp.

*	Filed herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Schedules and annexes have been omitted

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Elong Power Holding Limited

November 27, 2024	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer and
Chairwoman of the Board

