Form 20-F
period 2024-12-31
Elong Power Holding Ltd.
filed 2025-09-22
CIK 2015691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-42416

Elong Power Holding Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Gushan Standard Factory Building Project, Ganzhou New Energy Vehicle Technology City,

Located at West Gushan Road and North Xingguang Road, Ganzhou City, Jiangxi Province, 341000, PRC (Address of principal executive offices)

Xiaodan Liu

Tel.: (86) 13381207888

Email: liuxiaodan@elongpower.com

Gushan Standard Factory Building Project, Ganzhou New Energy Vehicle Technology City,

Located at West Gushan Road and North Xingguang Road, Ganzhou City, Jiangxi Province, 341000, PRC (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

On September 19, 2025, the issuer had 58,056,099 Ordinary Shares (exclusive of 9,000,000 earnout shares), par value $0.00001 per share, outstanding, consisting of 52,278,662 Class A Ordinary Shares, par value $0.00001 per share and 5,777,437 Class B Ordinary Shares, par value $0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise stated in this annual report or the context otherwise requires:

●	“ASC” means the FASB’s Accounting Standards Codification.

●	“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Merger.

●	“Business Combination Agreement” means the Amended and Restated Agreement and Plan of Merger, dated as of February 29, 2024, by and among TMT Acquisition Corp, Elong Power Holding Limited and ELong Power Inc., as the same may be amended, restated or supplemented.

●	“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“Elong”, “we,” “us,” “our Company,” “the Company,” “our,” mean Elong Power Holding Limited, a Cayman Islands exempted company.

●	“Elong Class A Ordinary Shares” means the class A ordinary shares of a par value of $0.00001 each in the share capital of Elong.

●	“Elong Class B Ordinary Shares” means the class B ordinary shares of a par value of $0.00001 each in the share capital of Elong.

●	“Elong Ganzhou” means Elong Ganzhou Energy Technology Co., Ltd., a PRC company and a subsidiary of Elong.

●	“Elong Ordinary Shares” means Elong Class A Ordinary Shares and Elong Class B Ordinary Shares.

●	“Elong Reverse Share Split” means the reverse share split to be effectuated by Elong immediately prior to the Closing.

●	“Elong Warrants” means those certain warrants issued by Elong, in connection with that certain Restructuring Framework Agreement dated October 8, 2023, to nine original shareholders of Elong’s subsidiary Huizhou Yipeng on November 15, 2023, initially entitling them to acquire up to 105,430,851 Elong Class A Ordinary Shares (36,831,228 Elong Class A Ordinary Shares after giving effect to the Elong Reverse Share Split), subject to the completion of the ODI Approvals

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“FASB” means the Financial Accounting Standard Board.

●	“Form 8-K” means a Current Report on Form 8-K.

●	“Merger” means the merger of Merger Sub with and into TMT, in accordance with the Cayman Companies Act, following which the separate corporate existence of Merger Sub shall cease and TMT shall continue as the surviving company and a wholly-owned subsidiary of Elong.

●	“Merger Sub” means ELong Power Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Elong.

●	“Nasdaq” means The Nasdaq Stock Market LLC.

●	“Elong” means Elong following the consummation of the Business Combination.

●	“Elong’s M&A” means Elong’s second amended and restated memorandum and articles of association, to be in effect upon the Closing.

●	“ODI Approvals” means all consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any governmental authority in PRC in connection with an overseas direct investment.

●	“PIPE Financing” means the private financing of $7,000,000 to be consummated concurrently with the Closing.

●	“PIPE Investors” means the investors in the PIPE Financing. None of TMT’s sponsors, directors, officers of their affiliates will be investors in the PIPE.

●	“PRC Entity” means each of Elong Ganzhou, Yipeng Huizhou, Yipeng Ganzhou, and Yipeng Zibo, and any PRC-incorporated subsidiaries of Elong and Elong following the consummation of the Business Combination.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Sponsor” means 2TM Holding LP, a Delaware limited partnership in its capacity as sponsor of TMT.

●	“TMT” means TMT Acquisition Corp, a Cayman Islands exempted company.

●	“TMT Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of TMT.

●	“U.S. GAAP” means the accounting principles generally accepted in the United States of America.

●	“Warrant Shares” means, at any given time, the Elong Class A Ordinary Shares issuable upon exercise of the then-outstanding Elong Warrants.

●	“Yipeng Huizhou” means Huizhou Yipeng Energy Technology Co., Ltd., a PRC company and a subsidiary of Elong.

●	“Yipeng Ganzhou” means Ganzhou Yipeng Energy Technology Co., Ltd., a PRC company and a subsidiary of Elong.

●	“Yipeng Zibo” means Zibo Yipeng New Energy Technology Co., Ltd., a PRC company and a subsidiary of Elong.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events of the Company. Forward-looking statements include all statements other than statements of historical fact, including statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements. These forward-looking statements include, but are not limited to, statements relating to expectations for future financial performance, business strategies, financings and expectations for the Company’s business. Forward-looking statements may include statements preceded by, followed by or that include the words “may”, “can”, “should”, “will”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “anticipate”, “believe”, “seek”, “target” or similar expressions, but not all forward-looking statements include such terms.

The forward-looking statements in this annual report are based on information available as of the date of this annual report and Company management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, they cannot guarantee future results, level of activity, volume of sales, performance or achievements. Moreover, no one assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in connection with the forward-looking statements contained in this annual report.

You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ include:

●	changes in domestic and foreign business, market, financial, political and legal conditions;

●	inability to obtain financing, equity, debt, or convertible debt financings to fund our operations on favorable terms or at all (including where such inability results in additional costs being incurred, and/or additional funding not be available, under existing financing arrangements);

●	growth in demand for our products being lower than expected, or eventuating later than expected (including but not limited to delay in commencement of wheel programs);

●	increase in prices of labor or materials, or adverse movements in foreign exchange;

●	disruption to global supply chains;

●	downward pricing pressure from customers;

●	the inability to maintain the listing of the Company’s securities on a U.S. securities exchange;

●	the failure to realize the anticipated benefits of the Business Combination and related transactions;

●	risks related to the rollout of our business strategy and the timing of expected business milestones;

●	the effects of competition on our future business and our ability to grow and manage growth, establish and maintain relationships with customers, and retain management and key employees;

●	the outcome of any legal proceedings that may be instituted against us or any of our respective directors or officers;

●	the impact of any pandemic or other public health crisis, such as the COVID-19 pandemic, and governmental responses;

●	risks related to Elong’s industry;

●	changes in laws and regulations;

●	risks and uncertainties related to being based in and having substantially all operations in China; and

●	other risks and uncertainties described in the section of this annual report entitled “Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Corporate Structure

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Elong Power International Co, Limited (“Elong Power International”)	BVI	September 20, 2023	100%	Investment holding
Elong Power Holding Co., Limited	BVI	October 15, 2024	100%	Investment holding
Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”)	Hong Kong	October 9, 2023	100%	Investment holding
Elong Power (Hong Kong) Holding Limited	Hong Kong	October 29, 2024	100%	Investment holding
Elong Power (Ganzhou) Co., Ltd.	Ganzhou, PRC	November 2, 2023	100%	Investment holding
Elong Power (Zibo) Co., Ltd	Zibo, PRC	January 23, 2025	100%	R&D and manufacturing of battery spare parts and energy storage technology services
Huizhou City Yipeng Energy Technology Co., Ltd. (“Huizhou Yipeng”)	Huizhou, PRC	January 26, 2014	100%	R&D and manufacturing of lithium-ion power batteries, lithium-ion power battery systems and their accessories
Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng”)	Ganzhou, PRC	May 28, 2018	100%	R&D and manufacturing of lithium-ion batteries, backup power supplies, energy storage systems and accessories.
Zibo Yipeng Energy & Technology Co., Ltd. (“Zibo Yipeng”)	Zibo, PRC	September 29, 2022	100%	R&D and manufacturing of battery spare parts and energy storage technology services
Elong Power (Beijing) Co., Ltd. (“Beijing Yipeng”)	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D
TMT Acquisition Corp (“TMT”)	Cayman Islands	July 6, 2021	100%	Investment holding

The Subsidiaries and Business Functions

Prior to the incorporation of the Company, Huizhou City Yipeng Energy Technology Co., Ltd. (“Yipeng”) was incorporated under the laws of People’s Republic of China (“PRC”) on January 26, 2014. On May 28, 2018, and September 29, 2022, Huizhou Yipeng established Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng”) and Zibo Yipeng Energy & Technology Co., Ltd. (“Zibo Yipeng”) under the laws of PRC, respectively. These two subsidiaries were 100% controlled by Huizhou Yipeng who shareholders are a group of individual and institutional shareholders, with voting agreements to vote consensually concerning operation and development matters before the reorganization.

In preparation for listing (“Listing”) on the U.S. Exchange Market via merging with a Special Purpose Acquisition Company (“SPAC”) traded in NASDAQ, the Company completed reorganization (the “Reorganization”) in November 2023, which involved the following steps:

On October 8, 2023, all shareholders of Huizhou Yipeng entered into Huizhou Yipeng’s Reorganization Framework Agreement to vote consensually concerning operation and development matters of the Elong Power and its subsidiaries.

●	On August 18, 2023, Elong Power was established under the laws of the Cayman Islands.
●	On September 20, 2023, Elong Power International Co, Limited (“Elong Power International”) was incorporated in British Virgin Islands as a wholly owned subsidiary of Elong Power.
●	On October 8, 2023, all shareholders of Huizhou Yipeng entered into Reorganization Framework Agreement regarding the setting up a Wholly Foreign-Owned Enterprise (“ WFOE”), transferring their equity interests in RMB one dollar to the proposed WFOE, and further holding the future shares of Elong Power at the Cayman level in order to participate in the future overseas De-SPAC listing, which include issuing Ordinary Shares and warrant shares to be converted into Class A Ordinary Shares (Note 17- Equity).
●	On October 9, 2023, Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”) was incorporated in Hong Kong as a wholly owned subsidiary of Elong Power International.
●	On November 2, 2023, Elong Power (Ganzhou) Co., Ltd. (“Elong Power (Ganzhou)”, “WFOE”) was established in PRC as a wholly owned subsidiary of Elong Power (Hong Kong). Elong Power (Ganzhou) obtained 100% of the equity interests of Huizhou Yipeng through the unanimous agreement of all shareholders of Huizhou Yipeng under the terms of Huizhou Yipeng’s Reorganization Framework Agreement.

By November 17, 2023, Elong Power owned 100% stake in Elong Power (Ganzhou) or WFOE through the following transactions:

●	issued Class A Ordinary Shares 6,845,290 at the par value of the Class A Ordinary Share (i.e. US$ 0.00001) of the Company to four individual shareholders who are the original shareholders of Huizhou Yipeng before the reorganization.

●	issued Class B Ordinary Shares 16,538,142 at the par value of the Class B Ordinary Share (i.e. US$ 0.00001) of the Company to GRACEDAN CO., LTD. which is 100% owned by the Company’s CEO and Chairwoman, and who is also one of the controlling persons before the reorganization (see Note 17- Equity).

●	issued 105,430,851 warrants (“Warrant Shares”) to nine institutional shareholders who are the original shareholders of Huizhou Yipeng before the reorganization.

The above Class A and B Ordinary Shareholders exchange their shareholdings by their respective ratios in Huizhou Yipeng before the Reorganization and also under the terms of Huizhou Yipeng’s Reorganization Framework Agreement.

Immediately before and after the Reorganization as described above, Elong Power together with its subsidiaries were effectively controlled by the same controlling shareholders, and given no change on control, the transaction is accounted for as business combination under common control.

For financial reporting purpose, the acquisition of Huizhou Yipeng represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination has been in effect since the inception of common control. Accordingly, the consolidated financial statements of Elong Power and subsidiaries reflect the accounting of the combined subsidiaries at historical carrying values, except that equity reflects the equity of Elong Power.

Implication of Being a Company with the Holding Company Structure

Elong is a Cayman Islands holding company with no substantive operations. While Elong does not use a variable interest entity structure, under this holding company structure, investors are purchasing equity interests in the Cayman Islands holding company and obtaining indirect ownership interests in the operating companies in the PRC. This holding company structure involves unique risks to investors and investors may never hold equity interests in operating companies in the PRC. While Elong does not operate in an industry that is currently subject to foreign ownership limitations in China, PRC regulatory authorities could decide to limit foreign ownership in its industry in the future, in which case there could be a risk that Elong would be unable to do business in China as it is currently structured. In such event, despite its efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue its operations in China, Elong may experience material changes in its business and results of operations, its attempts may prove to be futile due to factors beyond its control, and the value of our Class A Ordinary Shares may significantly decline or become worthless. For more detailed information, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.”

Cash and Asset Flows Through Organization

Dividend Distribution and Taxation: Elong has no plans to declare cash dividends in the near term, but as a holding company, Elong may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders and neither Elong nor its subsidiaries has maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between the entities. The ability of its subsidiaries to pay dividends to Elong, however, is subject to the debt they incur on their own behalf and/or laws and regulations applicable to them. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. As of the date of this annual report, Elong has not declared or paid any dividends or distributions on equity to its shareholders.

Foreign Exchange Regulation: Elong may make loans and additional capital contribution to its subsidiaries or branches, subject to certain requirements under the PRC laws. Elong has no plans to declare cash dividends in the near term, but as a holding company. In addition, Elong’s PRC subsidiaries generate their revenue primarily in Renminbi, and cash transfers from Elong’s PRC subsidiaries to their parent companies outside of PRC are subject to requirements under foreign exchange regulations. As a result, the funds and assets may not be available to fund operations or for other use outside of PRC due to failure to comply with such regulations in or the imposition of restrictions and limitations on the ability of Elong or its subsidiaries by the PRC government to transfer cash or assets. For more details, see “Item 3. Key Information — 3.D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC Entities, which could materially and adversely affect its liquidity and its ability to fund and expand its business.”, “Item 3. Key Information — 3.D. Risk Factors—Risks Related to Doing Business in China — Elong may rely on dividends and other distributions on equity paid by PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of its PRC subsidiaries to make payments to Elong could have a material and adverse effect on its ability to conduct its business” and “Item 3. Key Information — 3.D. Risk Factors—Risks Related to Doing Business in China — The requirements and legal procedures of currency conversion may limit the ability of Elong to utilize their revenues effectively and affect the value of your investment.”

Transfer of Cash: Subject to the applicable laws and regulations, cash may be transferred within the group in the following manner: (1) Elong may transfer funds to its subsidiaries, including the PRC Entities, by way of capital contributions, inter-group advances or loans; (2) Elong’s subsidiaries, including the PRC Entities, may make dividends or other distributions to Elong.

Implication of the Holding Foreign Companies Accountable Act (the “HFCAA”)

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Enrome LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm headquartered in Singapore and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards on a regular basis and as of the date of this annual report, our auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities (following consummation of the Business Combination) to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China or Hong Kong, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in Hong Kong or China without the approval of Chinese authorities. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Permissions or Approval Required from the PRC Authorities for Elong’s Operations

Elong conducts its business primarily through its PRC subsidiaries in China. Elong’s operations in China are governed by PRC laws and regulations. As of the date of this annual report, except as disclosed in this annual report, Elong’s PRC subsidiaries have obtained and have not been denied for the requisite licenses and permits from the PRC authorities that are required for their business operations in China.

However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, Elong may be required to obtain additional licenses, permits, filings or approvals for its business operations in the future. If (i) Elong or its subsidiaries do not receive or maintain any permission or approval required of Elong or its subsidiaries, (ii) Elong or its subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and Elong or its subsidiaries become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If Elong is unable to do so, in a timely manner or otherwise, Elong may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against Elong, and other forms of sanctions, and Elong’s ability to conduct its business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and Elong’s business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our Class A Ordinary Shares could significantly decline or become worthless.

Enforceability of Civil Liability under Cayman Islands Law

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the Foreign Court, of a debt or definite sum of money against Elong (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against Elong, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Summary Risk Factors

We are subject to numerous risks and uncertainties. You should carefully consider these and the other risks set forth in the section entitled “Item 3. Key Information - 3.D. Risk Factors” of this annual report. Such risks include, but are not limited to:

Risks Related to Elong’s Business

●	Our future growth depends upon the willingness of commercial-vehicle and specialty-vehicle operators and consumers to adopt electric vehicles.

●	It may be difficult to evaluate our business prospects, and we may not be successful in expanding our operations or managing our growth.

●	Certain components of our batteries pose safety risks that may cause accidents, which could lead to liability to us, cause delays in manufacturing of our products and/or adversely affect market acceptance.

●	We have incurred significant losses and we may continue to experience losses in the future.

●	We are exposed to risks relating to price fluctuations of raw materials.

●	If we fail to develop and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the common stock may be adversely impacted.

●	We may be unable to meet our future capital requirements, which could limit our ability to grow and have a material adverse effect on our financial position and the results of operations.

●	The demand for batteries in transportation and other markets depends on the attractiveness of fossil fuel alternatives. Extended periods of low oil prices could adversely affect demand for electric and hybrid electric vehicles.

●	We may not be able to maintain our competitive position due to competition from other battery manufacturers, many of which have significantly greater resources.

●	Developments in alternative technology may adversely affect the demand for our battery products.

●	We may incur significant costs because of the warranties we supply with our products and services.

●	If we cannot continue to develop and commercialize new products in a timely manner, and at favorable margins, we may not be able to compete effectively.

●	Our failure to cost-effectively manufacture our batteries in quantities which satisfy our customers’ demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us.

●	We rely on complex machinery for our operations and our production involves a degree of risk and uncertainty in terms of operational performance and costs.

●	Our battery packs rely on software and hardware that are highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

●	We purchase certain key raw materials and components from third parties, and we may not be able to secure our supply of key raw materials in a stable and timely manner.

●	We experience fluctuations in quarterly and annual operating results.

●	The success of our business depends on our ability to attract, train and retain highly-skilled employees and key personnel.

●	While we currently reinvest all cash generated by our PRC subsidiaries in our PRC operations, impediments to moving cash out of the PRC, if needed in the future, could hamper any growth and diversification that we are pursuing.

●	Our planned expansion into new applications and markets pose additional risks which could adversely affect our business, financial condition and results of operations.

●	Our operations expose us to litigation, environmental and other legal compliance risks, including increased climate change legislation restricting greenhouse gas emissions.

●	As components of electric vehicles, our products as installed in the products of our customers are subject to motor vehicle standards and the failure of the vehicles to satisfy such mandated safety standards could have a material adverse effect on the demand for our products, our business and our operating results.

●	Our connected products and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

Risks Related to Elong’s Intellectual Property

●	Our success depends on our ability to obtain, maintain and protect our intellectual property rights.

●	We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

Risks Related to Doing Business in China

Elong face various legal and operational risks and uncertainties related to being based in and having substantially all operations in China, and therefore are subject to risks associated with doing business in China generally. Risks and uncertainties related to doing business in China could result in a material adverse change in the operations of Elong, significantly limit or completely hinder the ability of Elong to continue to offer Elong’s securities to investors, and cause the value of Elong’s securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

●	Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

●	There are procedural requirements for foreign regulatory bodies to conduct investigations or inspections of Elong’s operations in China.

●	Because substantially all of Elong’s operations are in China, Elong’s business is subject to the evolving and complex laws and regulations in China, which are different in material aspects from the laws of the United States. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on Elong.

●	The PRC government may exercise significant oversight over the conduct of Elong’s business, and may influence or exert control over Elong’s operations, which could result in a material change in Elong’s operations and/or the value of our Class A Ordinary Shares. Changes in China’s economic or social conditions or government policies could have a material adverse effect on Elong’s business, results of operations, financial condition, and the value of Elong’s securities.

●	It may be difficult for shareholders to enforce foreign judgments or to bring actions in China against Elong or Elong’s management named in the annual report based on foreign laws.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC Entities, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

●	The approval of and the filing with the CSRC may be required in connection with our future offering under PRC laws. As a result, our future offering may be contingent upon the completion of such filing procedures, and we cannot predict whether we will be able to obtain such approval or complete such filing in a timely manner, or even at all.

●	The approval of and the filing with CAC or other PRC government authorities may be required in connection with our capital raising activities under PRC laws, and, if required, we cannot predict whether we will be able, or how long it will take, to obtain such approval or complete such filing.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC Entities, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or PRC Entities to liability or penalties, limit Elong’s ability to inject capital into PRC Entities or limit PRC Entities’ ability to increase their registered capital or distribute profits to it, or may otherwise adversely affect Elong following the Consummation of the Business Combination.

●	We may rely on dividends and other distributions on equity paid by PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	The requirements and legal procedures of currency conversion may limit the ability of Elong to utilize their revenues effectively and affect the value of your investment.

●	Elong may experience delays and/or failures in obtaining and renewing relevant PRC governmental approvals, licenses, permits or others required for its new construction/expansion projects.

●	Dividends payable to foreign investors and gains on the sale of Elong Class A Ordinary Shares by foreign investors may become subject to PRC tax law.

●	Elong’s shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	Fluctuations in the value of the Renminbi may materially adversely affect your investment.

●	Elong’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely Elong’s auditor.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risks Related to Elong’s Business

Our future growth depends upon the willingness of commercial-vehicle and specialty-vehicle operators and consumers to adopt electric vehicles.

Our growth is highly dependent upon the adoption of electric vehicles by commercial-vehicle and specialty-vehicle operators and consumers. If the markets for electric vehicles in the PRC do not develop as we expect or develop more slowly than we expect, our business, prospects, financial condition and operating results will be harmed, because demand for our products and services will not increase as expected or may even be reduced.

It may be difficult to evaluate our business prospects, and we may not be successful in expanding our operations or managing our growth.

Investors should comprehensively consider our business and prospects in light of the risks and challenges we face in our industry as a new entrant, including but not limited to our ability to:

●	design and produce safe, reliable and quality products;

●	continuously improve our R&D capabilities;

●	improve operating efficiency and achieve economies of scale;

●	build a well-recognized and respected brand;

●	expand our customer base; and

●	effectively manage our supply chain.

Certain components of our batteries pose safety risks that may cause accidents, which could lead to liability to us, cause delays in manufacturing of our products and/or adversely affect market acceptance.

Our battery systems contain Lithium-ion cells, which have been used for years in laptops and cell phones. On rare occasions, Lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. Moreover, there have been numerous widely publicized reports of electric buses bursting into flames, particularly in the PRC. The events have also raised questions about the suitability of these Lithium-ion cells for automotive applications. Any failure of a competitor’s battery system, especially those that use a high volume of cells similar to ours, may cause indirect adverse publicity for us. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results. If one of our battery systems fails, the adverse effect would be magnified.

We have incurred significant losses and we may continue to experience losses in the future.

We incurred net losses of $9.8 million, $7.4 million and $30.1 million in 2022, 2023 and 2024, respectively. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin significant production of our higher energy cell products, which is not expected to occur until 2024 and may occur later.

We cannot assure you that we will be able to generate profits or positive cash flow from operating activities in the future. Our ability to achieve profitability depends in large part on our ability to manage our costs and expenses. We intend to manage and control our costs and expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. We may experience losses in the future due to our continued investments in technology, talent, content and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.

The unavailability, reduction or elimination of, or uncertainty regarding, government and economic incentives or subsidies available to end-users and original equipment manufacturers in the PRC and abroad could have a material adverse effect on our business, financial condition, operating results and prospects.

Currently, government programs in the PRC and in Europe favor the purchase of electric vehicles, including through disincentives that discourage the use of gasoline-powered vehicles. If such government programs are reduced or eliminated, or the available benefits thereunder are exhausted earlier than anticipated, demand for electric vehicles may decrease and our sales of electric battery products could be adversely affected. In addition, customers may delay taking delivery of our battery products if they believe that certain electric vehicle incentives will be available at a later date, which may adversely affect our business, financial condition, operating results and prospects.

We are exposed to risks relating to price fluctuations of raw materials.

Prices of raw materials have a significant impact on our cost of sales. In 2022, 2023 and 2024, costs of raw materials accounted for 46%, 38% and 91% of the production cost for the respective periods. The current or expected supply of our key raw materials may fluctuate depending on a number of factors beyond our control, including but not limited to the availability of resources in the raw materials market, market demand, potential speculation, market disruptions, natural disasters and other factors. We may not be able to obtain stable, high-quality raw materials at reasonable prices at all times. Raw materials for our products primarily include cathode materials, anode materials, separators and electrolyte solutions.

We may fail to recover our trade and bills receivables in a timely manner, which may affect our financial condition and results of operations.

As of December 31, 2022, 2023 and 2024, our notes and accounts receivables amounted to approximately $6.2 million, $3.0 million and $76.5 thousand, respectively. We recorded a total balance of bad debt provision for doubtful accounts and credits losses of accounts receivable of $1.9 million, $2.0 million and $4.7 million as of December 31, 2022, 2023 and 2024, respectively. There can be no assurance that we will be able to maintain our accounts receivable turnover days at a reasonable level. Should the credit worthiness of our customers deteriorate, or should a significant number of our customers fail to settle their trade and bills receivables in full for any reason, we may continue to incur impairment losses in the future and our results of operations and financial position could be materially and adversely affected. In addition, there may be a risk of delay in payment by our customers within their respective credit period, which in turn may also result in an impairment loss provision. There is no assurance that we will be able to fully recover our accounts receivable from the customers or that they will settle our accounts receivable in a timely manner. In the event that settlements from customers are not made on a timely manner, or at all, our financial condition and results of operations may be materially and adversely affected.

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm identified three material weaknesses in our internal controls over financial reporting. If we fail to develop and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the common stock may be adversely impacted.

Prior to the Business Combination, Elong was a private company with limited accounting and financial reporting personnel and other resources with which to address its internal control over financial reporting. In the course of auditing our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and auditing standards generally accepted in the United States of America, Elong and its independent registered public accounting firm identified three material weaknesses and other control deficiencies in its internal control over financial reporting. As defined in the standards established by PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The three material weaknesses that have been identified relate to (1) lack of an experienced accounting team and a qualified SEC reporting specialist to deal with complex accounting treatments and draft SEC filing documents; (2) a lack of controls for the IT environment; (3) a lack of controls for the inventories in third-party after-sales warehouses. These material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. In the future, we may identify additional material weaknesses. In addition, if our independent registered public accounting firm attests to, and reports on, the management assessment of the effectiveness of our internal controls, our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls.

We may be unable to meet our future capital requirements, which could limit our ability to grow and have a material adverse effect on our financial position and the results of operations.

The development, design, manufacture and sale of batteries is a capital-intensive business, which we currently finance through various types of financings. As a result of the capital-intensive nature of our business, we expect to sustain substantial operating expenses without generating sufficient revenues to cover expenditures for a number of years. Over time, we expect that we will need to raise additional funds, including through entry into joint venture arrangements, through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as R&D relating to our batteries, acquisition or expansion of facilities, any significant unplanned or accelerated expenses, and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to shareholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

The demand for batteries in transportation and other markets depends on the attractiveness of fossil fuel alternatives. Extended periods of low oil prices could adversely affect demand for electric and hybrid electric vehicles.

Lower oil prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced and governments may eliminate or modify regulations or economic incentives related to fuel efficiency and alternate forms of energy. If oil prices remain at deflated levels for extended periods of time, the demand for hybrid and electric vehicles may decrease and the demand for our batteries could be reduced, which would have a material adverse effect on our business.

In addition, alternatives to gasoline, such as compressed natural gas and biofuels, could impact the demand for electric vehicles if the distribution and costs of these alternative fuels become more attractive through innovation. Biodiesel for trucks and specialty vehicles could become more commonplace, which would directly compete with our bus and specialty vehicle batteries, which may result in decreased demand for our product.

We may not be able to maintain our competitive position due to competition from other battery manufacturers, many of which have significantly greater resources.

The market for batteries used in electric vehicles and light electric vehicles is intensely competitive and is characterized by frequent technological changes and evolving industry standards. We expect competition to become more intense. Increased competition may result in a decline in average selling prices, causing a decrease in gross profit margins. We have faced and will continue to face competition from other manufacturers of Li-ion batteries, as well as from companies engaged in the development of batteries incorporating new technologies. Other major manufacturers of high-power lithium batteries currently include Panasonic, Samsung SDI, BYD, CATL, Tianjin Lishen, Boston-Power, Wanxiang Group, Amperex Technology and LG Chem. In addition, we expect vehicle manufacturers will enter the markets for our products and become our competitors. Potential customers may choose to do business with established vehicle manufacturers, because of their perception that vehicle manufacturers are more stable and have the greater manufacturing capacity and capability to adapt battery products to their vehicles.

Many of these competitors have greater financial, personnel, technical, manufacturing, marketing, sales and other resources than we do. As a result, these competitors may be in a stronger position to respond quickly to market opportunities, new or emerging technologies and evolving industry standards. Many of our competitors are developing a variety of battery technologies, such as lithium polymer, silicon anode and solid-state batteries, which are expected to compete with our existing product lines. Other companies undertaking R&D activities of solid-polymer Li-ion batteries have developed prototypes and are constructing commercial-scale manufacturing facilities. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain market acceptance. If our competitors successfully do so, we may not be able to maintain our competitive position and our future success would be materially and adversely affected.

If we are unable to anticipate customer preferences and successfully develop attractive products, it could negatively impact our revenue and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing customer demands in a timely manner. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by customers, our competitors may introduce more attractive products, which could hurt our competitive position. Our new products might not receive customer acceptance if customer preferences shift to other products, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing customer preferences could lead to, among other things, lower revenue and excess inventory levels.

As we continually seek to enhance our products, we may incur additional costs to incorporate new or revised features. We might not be able to, or determine that it is not in our interests to, raise prices to compensate for these additional costs.

Developments in alternative technology may adversely affect the demand for our battery products.

Significant developments in alternative technologies, such as fuel cell technology, advanced diesel, ethanol or natural gas, or breathing batteries, may materially and adversely affect our business, prospects, financial condition and operating results in ways that we may not currently anticipate. Existing and other battery technologies, fuels or sources of energy may emerge as customers’ preferred alternatives to our battery products. Any failure on our part to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative products, which could result in decreased revenue and a loss of market share to our competitors.

Our R&D efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. As technologies evolve, we plan to upgrade or adapt our energy solutions with the latest technology, in particular lighter weight modules and packs, advanced cooling methods and advanced battery chemistry, which may also negatively impact the adoption of our other products. However, we may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our battery products.

We mainly manufacture and market lithium-based battery systems. If a viable substitute product or chemistry to lithium-based battery systems emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the lithium-based battery market may cause our products to become obsolete and less marketable, resulting in loss of market share to our competitors.

We mainly manufacture and market lithium-based battery systems. As we believe that the market for lithium-based batteries has good growth potential, we have focused our R&D activities on exploring new lithium chemistries and formulas to enhance our product quality and features while reducing cost. Some of our competitors are conducting R&D on alternative battery technologies, such as fuel cells and supercapacitors, and academic studies are ongoing as to the viability of sulfur and aluminum-based battery technologies. If any viable substitute products emerge and gain market acceptance because they have more enhanced features, more power, more attractive pricing or better reliability, the market demand for our products may decrease, and accordingly our business, financial condition and results of operations would be materially and adversely affected.

The battery efficiency of electric vehicles declines over time, which may negatively influence potential customers’ decisions on whether to purchase an electric vehicle.

Over time, vehicles using our battery systems will see performance decline as the battery decays, particularly in the driving range. If this fact is viewed unfavorably by potential customers of electric vehicles built using our battery system, it could negatively impact our sales.

Our future depends on the needs and success of our customers, as well as the demand for our customers’ products or services.

The demand for our battery products will ultimately depend on our end-market users. Decisions to purchase our battery packs and modules may depend on the performance of the industries of our customers and if demand for output in those industries decreases, then the demand for our products may decrease as well. Demand in these industries is impacted by numerous factors, including, but not limited to, commodity prices, infrastructure spending, consumer spending, customer fleet replacement schedules, travel restrictions, fuel costs, energy demands, municipal spending and government mandates and incentives. Increases or decreases in these variables may significantly impact the demand for our products. If we are unable to predict demand accurately, we may be unable to meet our customers’ needs, resulting in the loss of potential sales, or we may produce excess products, resulting in increased inventories and overcapacity in our production facilities, increasing our unit production cost and decreasing our operating margins.

We may incur significant costs because of the warranties we supply with our products and services.

With respect to our battery products, we typically offer warranties against any defects due to product malfunction or workmanship for a period of one to eight years from the date of purchase.

If we cannot continue to develop and commercialize new products in a timely manner, and at favorable margins, we may not be able to compete effectively. Even if we are able to develop new products, a change in our product, customer or geographic mix may cause our results of operations to differ substantially from our anticipated results in any particular period.

The battery industry has seen fast-paced innovation in product life, product design and technology application. We and our competitors have made, and continue to make, investments in R&D with the goal of further innovation. The successful development and introduction of new products face the uncertainty of customer acceptance and reaction from competitors, which could materially affect the sales of our existing products. In addition, our ability to develop new products and to sustain existing products is affected by whether we can:

●	develop and fund research and technological innovations;

●	receive and maintain necessary protections for our proprietary intellectual property rights;

●	obtain necessary governmental approvals and registrations;

●	comply with relevant governmental regulations; and

●	anticipate customer needs and preferences successfully.

The failure to develop and launch new products successfully could hinder the growth of our business and any delay in the development or launch of a new product could also compromise our competitive position. If competitors introduce new or enhanced products that significantly outperform ours, or if they develop or apply manufacturing technology that permits them to manufacture at a significantly lower cost relative to ours, we may be unable to compete successfully in the market segments affected by these changes.

Even if we are able to develop new products, our manufacturing capability may not be equipped to engage in high-volume manufacturing of such new products and our ability to commercialize these new products may be hindered. We may be required to invest in upgrades or modifications to our existing manufacturing processes and our technical personnel may be required to expend significant time and resources in order to enable our existing manufacturing lines to produce our new products. Any such requirement to make such upgrades or modifications may be costly and affect our ability to commercialize any new products, which may adversely affect our business, financial condition, operating results and prospects.

Additionally, our overall profitability may not meet expectations if our products, customers or geographic mix are substantially different than anticipated. We also may not effectively transition the design and technology of our components to achieve acceptable manufacturing yields using the technologies necessary to satisfy our customers’ product needs, or we may encounter quality problems with the battery systems we manufacture. If we are unable to timely and cost-effectively develop components with leading technology and overall quality, our ability to sell our battery systems may be significantly diminished, which could materially and adversely affect our business and financial results.

In addition, as a result of our vertical integration of components manufacturing, we make more capital investments and carry a higher percentage of fixed costs than we would if we were not vertically integrated. If our overall level of manufacturing decreases for any reason, and we are unable to reduce our fixed costs to match sales, our components manufacturing assets may face under-utilization that may impact our operating results. We are therefore subject to additional risks related to overall asset utilization, including the need to operate at high levels of utilization to drive competitive costs and the need for assured supply of components that we do not manufacture ourselves. In addition, as a result of adverse labor rates or availability, we may be required to increase investments in automation, which may cause our capital expenditures to increase. If we do not adequately address the challenges related to our components manufacturing operations, our ongoing operations could be disrupted, resulting in a decrease in our revenue or profit margins and negatively impacting our operating results.

We may experience significant delays in the design, production and launch of our new products, which could harm our business, prospects, financial condition and operating results.

Our R&D team is continually looking to improve our battery systems. Any delay in the financing, design, production and launch of our new products could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, production and commercial release of new products, and to the extent, we delay the launch of the items identified above, our growth prospects could be adversely affected as we may fail to grow our market share, to keep up with competing products or to satisfy customers’ demands or needs.

Our failure to cost-effectively manufacture our batteries in quantities which satisfy our customers’ demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us.

We manufacture our products rather than relying upon third-party outsourcing. To be successful, we must cost-effectively manufacture commercial quantities of our complex batteries that meet our customer specifications for quality and timely delivery. To facilitate the commercialization of our products, we will need to further reduce our manufacturing costs, which we intend to do by improving our manufacturing and development operations. We depend on the performance of our manufacturing operations to manufacture and deliver our products to our customers. If we are unable to manufacture products in commercial quantities on a timely and cost-effective basis, we could lose our customers and be unable to attract future customers.

We may not be able to accurately plan our manufacturing based on our sales contracts, which may result in excess product inventory or product shortages.

We typically have a short delivery window to deliver goods to our customers once an order has been placed. To meet short delivery deadlines, we generally decide on our manufacturing level and timing, procurement, facility requirements, personnel needs and other resource requirements based on an estimate taking into account forecasted demand, our past dealings with such customers, market conditions and other relevant factors. Our customers’ final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess product inventory or product shortages. Excess product inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. Producing additional products to make up for any product shortages within a short time frame may be difficult, making us unable to fulfill the purchase orders. In either case, our results of operation may be adversely affected.

We rely on complex machinery for our operations and our production involves a degree of risk and uncertainty in terms of operational performance and costs.

Our manufacturing facilities require large-scale machinery. Such machinery suffers unexpected malfunctions from time to time and will require repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of our production equipment may significantly affect the intended operational efficiency. While the manufacturing equipment field is maturing there are still significant changes and improvements occurring with respect to manufacturing devices. Such changes pose a risk that our manufacturing line will become outdated faster than anticipated. Expenses to upgrade equipment to more cutting-edge designs may be necessary, raising costs.

Our battery packs rely on software and hardware that are highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our products rely on software and hardware, including software and hardware developed or maintained internally or by third parties, that are highly technical and complex and will require modification and updates over the life of a battery pack. In addition, certain of our products depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet the objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our software and hardware. Although we attempt to remedy any issues that we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our brand, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

We purchase certain key raw materials and components from third parties, and we may not be able to secure our supply of key raw materials in a stable and timely manner.

We currently purchase certain key raw materials needed for our products from third parties. Despite that we make strategic arrangements with major suppliers of raw materials to primarily lock the quantity of our key raw materials in advance to ensure the stable supplies of key raw materials, our current suppliers may be unable to satisfy our future requirements of quality and quantity of raw materials on a timely basis. If our current suppliers are unable to satisfy our long-term requirements on a timely basis, we may be required to seek alternative sources for necessary materials and components produce the raw materials or components in-house or redesign our proposed products to manufacture available substitutes at reasonable cost. If we fail to do so, it will result in a significant delay in our manufacturing and delivery of our products, which may result in liabilities of damages and damage to our reputation, and will adversely and materially affect our business, results of operations and financial condition.

If rising prices or reduced availability of raw materials continues to persist, our business and results of operations may be adversely affected.

Pricing and availability of raw materials for use in our business can be volatile due to numerous factors beyond our control, including general, domestic, and international economic conditions, labor costs, production levels, competition, consumer demand, import duties, and tariffs, inflation and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials, and may therefore have a material adverse effect on our business, results of operations, and financial conditions.

To the extent we enter into strategic relationships, we will be dependent upon our partners.

Some of our products are not intended for direct sale to end-users and our business may require us to enter into strategic relationships with manufacturers of other power industry equipment that use batteries and other energy storage devices as important components of their finished products. The agreements governing any future strategic relationships may not provide us with control over the strategic relationship activities and our future partners, if any, could retain the right to terminate the strategic relationship at their option. Our future partners will have significant discretion in determining the efforts and level of resources that they dedicate to our products and may be unwilling or unable to fulfill their obligations to us. In addition, our future partners may develop and commercialize, either alone or with others, products that are similar to or competitive with the products that we intend to produce.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and harm our financial results.

Our customers depend on our support organization to resolve any technical issues relating to our products. In addition, our sales process is highly dependent on the quality of our products, our business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could harm our reputation, adversely affect our ability to sell our products to existing and prospective customers and harm our business, operating results and financial condition.

We offer technical support services with our products and may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and if demand increases significantly, we may be unable to provide satisfactory support services to our customers. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our results of operations.

Under certain circumstances, our customers can cancel or terminate their contracts.

We have ongoing arrangements with our customers and target customers. Some of these arrangements are evidenced by non-binding letters of intent and memoranda of understanding, early-stage agreements that are used for design and development purposes but will require renegotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

Our lengthy and variable sales cycle makes it difficult for us to accurately forecast our revenue and other operating results. As a result, we expect our results of the operation to fluctuate on a quarterly and annual basis, which could cause our share price to fluctuate or decline.

The sales cycle for our products is lengthy, beginning from initial contact with a prospective customer to routine commercial utilization of our products, which makes it difficult for us to accurately forecast our revenue in a given period, and may cause our revenue and operating results to vary significantly from period to period. Some potential customers of our products typically need to commit significant time and resources in evaluating the technology used in our products and their decision to purchase our products may be further limited by budgetary constraints, lack of funding and numerous rounds of internal review and approval, which are beyond our control. We spend substantial time and effort assisting potential customers in evaluating our products, including providing demonstrations and validation. Even after initial approval by appropriate decision-makers, the negotiation and documentation processes for the actual adoption of our products can be lengthy. As a result of these factors, based on our experience to date, our sales cycle has varied and can sometimes be four years or longer. In addition, the revenue generated from sales of our products may fluctuate from time to time due to market and general economic conditions. As a result, our financial results may fluctuate on a quarterly basis which may adversely affect the price of our stock.

We experience fluctuations in quarterly and annual operating results.

Our quarterly and annual operating results have fluctuated in the past and likely will fluctuate in the future. The demand for our products is driven largely by the demand for the end-product applications that are powered by our products. Accordingly, the battery industry is affected by market conditions that are often outside our control. Our results of operations may fluctuate significantly from period to period due to a number of factors, including general economic, industry and market conditions, capacity ramp up by competitors, industrywide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer. As a result of these factors and other risks discussed in this section, year-over-year comparisons should not be relied upon to predict our future performance.

Our working capital requirements involve estimates based on the demand expectations of our customers and may decrease or increase beyond those currently anticipated, which could adversely impact our operating results and financial condition.

In order to fulfill the product delivery requirements of our customers, we plan for working capital needs in advance of customer orders. As a result, we base our funding and inventory decisions on estimates of future demand. If demand for our products does not increase as quickly as we have estimated or drops off sharply, our inventory and expenses could rise, and our business and operating results could suffer. Alternatively, if we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages since it is likely that cash flow from sales will lag behind these investment requirements.

The success of our business depends on our ability to attract, train and retain highly-skilled employees and key personnel.

As a result of the highly specialized, technical nature of our business, we must attract, train and retain a sizable workforce comprising highly-skilled employees and other key personnel. Since our industry is characterized by high demand and intense competition for talent, we may have to pay higher salaries and wages and provide greater benefits in order to attract and retain highly-skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the requirements of our growing business. Our failure to attract, train or retain highly-skilled employees and other key personnel in numbers that are sufficient to satisfy our needs would materially and adversely affect our business. Staff that we are unable to retain also pose a risk since they can inform competitors of our know-how and may lessen the technological advantages over our competitors that we have developed.

We may acquire or invest in other companies or technologies, which could divert our management’s attention, result in dilution to our shareholders and otherwise disrupt our operations and adversely affect our business.

We may selectively acquire or invest in other companies or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. However, acquisitions are complex, costly and time-consuming processes and involve numerous risks. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results and financial condition. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

●	inability or difficulty integrating and benefiting from acquired technologies, services or clients in a profitable manner;

●	unanticipated costs or liabilities associated with the acquisition;

●	difficulty integrating the accounting systems, operations and personnel of the acquired business;

●	adverse effects to our existing business relationships with business partners and clients as a result of the acquisition;

●	assuming potential liabilities of an acquired company;

●	possibility of overpaying for acquisitions, particularly those with significant intangibles and those assets that derive value using novel tools or are involved in niche markets;

●	difficulty in acquiring suitable businesses, including challenges in predicting the value an acquisition will ultimately contribute to our business;

●	the potential loss of key employees of the acquired business; and

●	use of substantial portions of our available cash to consummate the acquisition.

Any of the above difficulties could adversely affect our ability to maintain relationships with clients, partners, suppliers and associates or our ability to achieve the anticipated benefits of the acquisition, or could reduce our earnings or otherwise adversely affect our business and financial results.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

While we currently reinvest all cash generated by our PRC subsidiaries in our PRC operations, impediments to moving cash out of the PRC, if needed in the future, could hamper any growth and diversification that we are pursuing.

Currently, we do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future and all cash generated by our PRC subsidiaries are reinvested in our PRC operations. However, we may in the future rely on dividends or distributions on equity from our subsidiaries, including our PRC subsidiaries, and any laws and regulations which restrict our ability to do so could materially and adversely hamper any growth and diversification that we are pursuing. Certain of our subsidiaries, including our PRC subsidiaries, are subject to statutory and regulatory requirements on the payment of dividends to us, which may materially and adversely limit our ability to grow, make investments or acquisitions.

Our planned expansion into new applications and markets pose additional risks which could adversely affect our business, financial condition and results of operations.

We intend to expand into new applications and expand our customer demographic in order to further grow our business. The lithium-based battery market is highly competitive and there can be no assurance that use of our products for these new applications will gain market acceptance.

In addition, we are planning to explore U.S. and Europe market, and are seeking to further expand our presence in PRC. However, these markets are less tested for our products and we face risks in expanding the business to these markets, which include differences in regulatory requirements for product testing, intellectual property protection (including patents and trademarks), tax incentive policy, legal systems and rules, marketing costs, fluctuations in currency exchange rates and changes in political and economic conditions. If we cannot successfully expand into these markets as we planned, our strategic goal will be impacted and our prospects will be materially and adversely affected.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our products, improve our operating infrastructure or acquire complementary businesses and technologies. Our capital requirements will depend on many factors, including, but not limited to:

●	technological advancements;

●	market acceptance of our products and product enhancements, and the overall level of sales of our products;

●	R&D expenses;

●	our relationships with our customers and suppliers;

●	our ability to control costs;

●	sales and marketing expenses;

●	enhancements to our infrastructure and systems and any capital improvements to our facilities;

●	our ability to maintain existing manufacturing equipment;

●	potential acquisitions of businesses and product lines; and

●	general economic conditions, including the effects of international conflicts and their impact on the automotive industry in particular.

Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Ordinary Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

We may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities which exceed our resources.

Lithium-based battery systems for use in electric vehicles are inherently complex and subject to failure, accidents or other malfunctions. Accordingly, we may be exposed to product recalls and product liability claims. The risk of product recalls and product liability claims, and associated adverse publicity, is inherent in the development, manufacturing and sale of our products. Any product recall or product liability claims seeking significant monetary damages could have a material adverse effect on our business and financial condition. A product recall or product liability claim could generate substantial negative publicity about our products and business, interfere with our manufacturing plans and product delivery obligations as we seek to replace, or repair affected products, and inhibit or prevent commercialization of other future product candidates.

Our operations expose us to litigation, environmental and other legal compliance risks, including increased climate change legislation restricting greenhouse gas (“GHG”) emissions.

We are subject to a variety of litigation, environmental, health and safety and other legal compliance risks. These risks include, among other things, possible liability relating to product liability matters, personal injuries, intellectual property rights, contract-related claims, government contracts, health and safety liabilities, environmental matters and compliance with U.S. and foreign laws, competition laws and laws governing improper business practices. We or one of our business units could be charged with wrongdoing as a result of such matters. If convicted or found liable, we could be subject to significant fines, penalties, repayments or other damages (in certain cases, treble damages). As a business with international reach, currently we are mainly subject to PRC laws and regulations , we may be subject to complex laws and regulations in jurisdictions in the future which we may have business, including the U.S., EU and the U.K. Those laws and regulations may be interpreted in different ways. They may also change from time-to-time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structures our investments and could limit our ability to enforce our rights.

We may fail to comply with certain health and production safety laws and regulations governing hazardous materials.

In the sourcing of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials. As a result, we are subject to extensive and evolving health and production safety laws and regulations governing, among other things: the health of our employees and safety production requirements regarding the generation, handling, storage, use and transportation of hazardous materials. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws or regulations, or to obtain or comply with the relevant permits, could result in fines, criminal charges or other sanctions by regulators. Furthermore, we may be ordered to rectify a noncompliance within a stipulated deadline; and if we fail to do so, we may be ordered to cease operations. For instance, we are required under PRC law to design and build occupational disease prevention facilities concurrently with the construction of our manufacturing facilities, where hazardous elements which adversely affect the health of our employees are generated or used. Our ongoing compliance with health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue manufacturing and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our products.

As components of electric vehicles, our products as installed in the products of our customers are subject to motor vehicle standards and the failure of the vehicles to satisfy such mandated safety standards could have a material adverse effect on the demand for our products, our business and our operating results.

Our products are used as components in electric vehicles. All vehicles sold must comply with applicable international, federal, and state motor vehicle safety standards, which vary by national and other jurisdictions. In the U.S., vehicles that meet or exceed all federally mandated safety standards are certified under federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by our vehicle manufacturing customers to satisfy motor vehicle standards could have a material adverse effect on our business and operating results.

Internationally, there may be laws in jurisdictions we have not yet entered or laws of which we are unaware in jurisdictions we have entered that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles interfering with our business or our customer’s ability to sell products could have a negative and material impact on our business, prospects, financial condition and results of operations.

Compliance with environmental regulations can be expensive, and failure to comply with these regulations may result in monetary damages and fines, adverse publicity and have a material adverse effect on our business.

As a manufacturer, we are subject to various environmental laws and regulations on air emission, waste water discharge, solid waste, noise and the disposal of hazardous materials. Cobalt and lithium are toxic materials that are important raw materials in our batteries. We also use, generate and discharge hazardous chemicals and wastes in our research, development and manufacturing activities. At our primary manufacturing site, under the PRC environmental regulations, we are required to maintain the pollutant emission levels at each of our facilities within the levels prescribed by the relevant governmental authorities and obtain a pollution discharge permit for our water and air emissions. We are also required to design and build environmental treatment facilities concurrently with the construction of our manufacturing facilities, where waste air, waste water and waste solids we generate can be treated in accordance with the relevant requirements. In addition, certain laws and regulations require enterprises like us that generate hazardous wastes, to engage companies which are licensed and qualified to process the hazardous wastes, and to collect, store, dispose of and transfer the hazardous waste. If we fail to comply with national and local environmental protection laws and regulations, the relevant governmental authorities may impose fines or deadlines to cure instances of noncompliance, and may even order us to cease operations if we fail to comply with their requirements. In particular, any breach by us in connection with requirements relating to the handling of hazardous wastes may subject us to monetary damages and fines. In addition, if any third party suffers any loss as a result of our pollutant emission practices, our improper handling of hazardous wastes or our noncompliance with environmental regulations, such third parties may seek damages from us. We cannot assure you that we will be able to comply with all environmental laws and regulations at all times as the environmental legal regime is evolving and becoming more stringent. Therefore, if more stringent regulations are imposed in the future, we will have to incur additional substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in any material aspect or cause any loss to any third parties due to our pollutant emission practices, improper handling of hazardous wastes or other environmental noncompliance, we may suffer from negative publicity and may be required to pay substantial fines, pay damages to such third parties, or suspend or even cease operations. Failure to comply with environmental laws and regulations may materially and adversely affect our business, financial condition and results of operations.

To the extent we ship our products outside of the PRC, or to the extent our products are used in products sold outside of the PRC, they may be affected by the following: the transportation of non-rechargeable and rechargeable lithium batteries is regulated by the International Civil Aviation Organization (the “ICAO”), and corresponding International Air Transport Association (the “IATA”), Pipeline & Hazardous Materials Safety Administration (the “PHMSA”), Dangerous Goods Regulations and the International Maritime Dangerous Goods Code (the “IMDG”), and in the PRC by General Administration of Civil Aviation of China and Maritime Safety Administration of the PRC. These regulations are based on the United Nations, or UN, Recommendations on the Transport of Dangerous Goods Model Regulations and the UN Manual of Tests and Criteria. We currently ship our products pursuant to ICAO, IATA and PHMSA hazardous goods regulations. The regulations require companies to meet certain testing, packaging, labeling and shipping specifications for safety reasons. If we are unable to comply with such regulations or any new regulations promulgated from time to time, however, or if regulations are introduced that limit our ability to transport our products to customers in a cost-effective manner, this could have a material adverse effect on our business, financial condition and results of operations.

The enactment of legislation implementing changes in the U.S. to taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the U.S. are repatriated to the U.S., as well as changes to U.S. federal income tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to our international business activities, any changes in the U.S. federal income taxation of such activities may increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

Our international operations subject us to potentially adverse tax consequences.

We generally conduct our international operations through wholly-owned subsidiaries, branches and representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

According to the EIT Law of the PRC and the Regulation on Implementing the EIT Law, related party transactions must be conducted on an arm’s-length basis. Such transactions between related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. If the relevant PRC tax authorities determine that the related party transactions occurred in PRC have not been conducted on an arm’s-length basis, they may adjust the taxable income of our PRC subsidiary through a transfer pricing adjustment and impose additional taxes (together with applicable interest) on our PRC subsidiary, as well as penalties for under-reporting of taxable income.

The uncertainty in global economic conditions, such as those associated with Russia’s recent invasion of Ukraine, could negatively affect our operating results.

Our operating results are directly affected by the general global economic conditions of the industries in which our major customer groups operate. Our business segments are highly dependent on the economic and market conditions in each of the geographic areas in which we operate. The uncertainty in global economic conditions varies by geographic segment and can result in substantial volatility in global credit markets. Credit volatility could impact our working capital for manufacturing, or result in cost changes or interruptions to suppliers whose components we rely upon if we are unable to access the needed credit for our operations. These conditions affect our business by reducing prices that our customers may be able or willing to pay for our products or by reducing the demand for our products, which could in turn negatively impact our sales and result in a material adverse effect on our business, cash flow, results of operations and financial condition.

Further, in connection with Russia’s invasion of Ukraine, the U.S., the E.U. and certain other governments around the world have responded by imposing various economic sanctions which restrict or prohibit certain business opportunities in Russia and Ukraine. These sanctions are complex and are rapidly evolving. We are closely monitoring the developments in Ukraine and Russia, and if there are changes in laws and regulations resulting in our inability to fulfill our contractual obligations, this could have a material adverse effect on our results of operations.

The uncertain nature, magnitude, and duration of hostilities stemming from Russia’s recent invasion of Ukraine, including the potential effects of sanctions limitations, possibility of counter-sanctions, retaliatory cyber-attacks on the world economy and markets, further disruptions to global supply chains and potential shipping delays, have contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic factors that affect our business. There is also a risk that the Russian government may nationalize or expropriate foreign-owned assets or businesses. We do not own any assets or employ any personnel in Russia or the Ukraine.

In addition, we rely on our payment processors to understand the destination of our payments to sellers. If our payment processors fail to follow newly imposed sanctions limitations, we may be at risk of being deemed to have violated such sanctions limitations. Further escalation of geopolitical tensions could have a broader impact that expands into other markets where we do business, which could adversely affect our business, business partners or customers in the broader region.

Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, health epidemics (such as the COVID-19 pandemic), and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Our connected products and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Advances in technology, an increased level of sophistication, an increased level of expertise of hackers and new discoveries in the field of cryptography or others can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data.

 The availability and effectiveness of our connected products, and our ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems used in our business, including data centers and other information technology systems, will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. We anticipate using outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as we do. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service.

Social media platforms present risks and challenges that could cause damage to our brand and reputation, and which could subject us to liability, penalties and other restrictive sanctions.

Social media platforms present risks and challenges that could cause damage to our brand and reputation, and which could subject us to liability, penalties and other restrictive sanctions. We have adopted internal policies and procedures regarding social media, which may not be effective in preventing the inappropriate use of social media platforms, including blogs, social media websites and other forms of Internet-based communications. These platforms allow individuals access to a broad audience of consumers, investors and other interested persons. The considerable expansion in the use of social media over recent years has increased the volume and speed at which negative publicity arising from these events can be generated and spread, and we may be unable to timely respond to, correct any inaccuracies in, or adequately address negative perceptions arising from such media coverage. The use of such platforms by our officers and other employees and former employees could in the future increase our costs, cause damage to our brand and reputation, result in the disclosure of confidential information, lead to litigation or subject us to regulatory inquiries, penalties and other restrictive sanctions and adverse consequences if the SEC, the Department of Justice or any other government agency were to pursue legal action in the future. In addition, negative or inaccurate posts or comments about us on social media platforms could damage our reputation, brand image and goodwill, and we could lose the confidence of our customers and partners, regardless of whether such information is true and regardless of any number of measures we may take to address them.

Risks Related to Ownership of Elong’s Securities

The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our CEO and Chairman of the Board and his affiliates.

As of the date of this report, the authorized share capital of the Company is $50,000 divided into 5,000,000,000 shares of a par value of $0.00001 each, comprising 4,000,000,000 class A Ordinary Shares of a par value of $0.00001 each and 1,000,000,000 class B Ordinary Shares of a par value of $0.00001 each, of which 52,278,662 Class A Ordinary Shares and 5,777,437 Class B Ordinary Shares are outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote, and each Class B Ordinary Share has fifty (50) votes. The Class B Ordinary Shares would not be convertible into Class A Ordinary Shares or any other equity securities authorized to be issued by the Company. The currently Class B Ordinary Shares outstanding are beneficially owned by Ms. Xiaodan Liu, the Chairwoman of our Board of Directors and the Chief Executive Officer and represents 82.05% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. Because of the fifty-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the shares of Class B Ordinary Shares represent at least a majority of the voting power of all outstanding Ordinary Shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future.

The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended.

The listing of our Class A Ordinary Shares on the Nasdaq Global Market is contingent on our compliance with the Nasdaq Global Market’s conditions for continued listing. On March 19, 2025, the Company received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that, for the prior 30 consecutive business days (through March 18, 2025), the closing market value of listed securities (MVLS) of the Company’s Class A Ordinary Shares, had been below the minimum of $50 million required for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(2)(A). The notice stated that the Company would be afforded 180 calendar days (until September 15, 2025) to regain compliance. In order to regain compliance, the closing MVLS of the Company’s securities must be at least $50 million for a minimum of ten consecutive business days. On March 20, 2025, the Company received a second notice from the Listing Qualifications Department of Nasdaq stating that, based on the closing bid price of the Class A Ordinary Shares for the last 30 consecutive business days, the Company no longer met the $1.00 minimum bid price required for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). The notice stated that the Company would be afforded 180 calendar days (until September 16, 2025) to regain compliance. In order to regain compliance, the closing bid price of the Class A Ordinary Shares must be at least $1.00 for a minimum of ten consecutive business days, although the Staff may in its discretion require a longer period of no more than 20 business days. If the Company does not regain compliance within either of the 180-day periods, the securities will be subject to delisting. The notices have no effect at this time on the listing of the Company’s Class A Ordinary Shares, which will continue to trade uninterrupted under the symbol “ELPW”.

Our Class A Ordinary Shares will continue to be listed and traded on the Nasdaq Global Market, subject to our compliance with the other listing requirements of the Nasdaq Global Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Global Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A Ordinary Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A Ordinary Shares. A suspension or delisting would likely decrease the attractiveness of our Class A Ordinary Shares to investors and cause the trading volume of our Class A Ordinary Shares to decline, which could result in a further decline in the market price of our Class A Ordinary Shares.

GRACEDAN CO., LIMITED owns a majority of Elong’s voting power and thus may control certain actions requiring a shareholder vote.

Because each Elong Class B Ordinary Share will entitle the holder thereof to 50 votes on all matters subject to vote at general meetings of Elong, GRACEDAN CO., LIMITED owns approximately 82.5% of the voting power of Elong’s total issued and outstanding share capital. Accordingly, for the foreseeable future, GRACEDAN CO., LIMITED will control Elong and its corporate affairs. So long as GRACEDAN CO., LIMITED continues to control more than 50% of the voting power of Elong, it will be able to direct the election of all the members of the Elong Board. In addition, as long as GRACEDAN CO., LIMITED continues to control more than 50% of the voting power of Elong, it will have the ability to take certain shareholder action without the approval of any other shareholder. Similarly, GRACEDAN CO., LIMITED will have the ability to prevent the approval of any action submitted to the shareholders of Elong. If GRACEDAN CO., LIMITED does not provide any requisite approval or consent allowing Elong to take any such action when requested, Elong will not be able to engage in the related activities and, as a result, Elong’s business and its operating results may be harmed.

Due to the control by GRACEDAN CO., LIMITED over the voting power of Elong, Elong will be considered a “controlled company” under the Nasdaq rules. This will allow Elong to avoid complying with certain of the Nasdaq corporate governance rules, including the rules that require Elong to have a board comprised of at least 50% independent directors, to have board nominations either selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors and to have officer compensation determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or by a majority of the independent directors.

Elong’s stock price may be volatile in the future, which could lead to losses by investors and costly securities litigation.

The trading price of Elong Class A Ordinary Shares may be subject to wide fluctuations in response to quarter-to-quarter variations in results of operations, announcements of technological innovations or new products introduced by Elong or its competitors, general conditions in the battery technology industries, changes in earnings estimates by analysts or other events or factors. In addition, the public stock markets recently have experienced high price and trading volatility. This volatility has significantly affected the market prices of securities of many of Elong’s publicly traded competitors for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of Elong Class A Ordinary Shares.

You may not be able to resell your Elong Class A Ordinary Shares at an attractive price due to a number of factors such as those listed in “Risks Related to Elong’s Business” and the following:

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from those of Elong’s competitors;

●	guidance, if any, that Elong provides to the public, any changes in this guidance or our failure to meet this guidance;

●	changes in expectations as to Elong’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

●	declines in the market prices of stocks generally;

●	strategic actions by Elong or its competitors;

●	announcements by Elong or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

●	any significant change in Elong’s management;

●	changes in general economic or market conditions or trends in Elong’s industry or markets;

●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Elong’s business;

●	future sales of Elong Class A Ordinary Shares or other securities;

●	investor perceptions or the investment opportunity associated with Elong Class A Ordinary Shares relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by Elong or third parties, including Elong’s filings with the SEC;

●	litigation involving Elong, its industry, or both, or investigations by regulators into Elong’s operations or those of its competitors;

●	the development and sustainability of an active trading market for Elong Class A Ordinary Shares;

●	actions by institutional or activist shareholders;

●	the impact of the COVID-19 pandemic and its effect on Elong’s business and financial conditions;

●	changes in accounting standards, policies, guidelines, interpretations or principles; and

●	other events or factors, including those resulting from natural disasters, war, or the threat of war, in particular, the current conflict in Ukraine, acts of terrorism or responses to these events.

Broad market and industry fluctuations may adversely affect the market price of Elong Class A Ordinary Shares, regardless of actual operating performance, financial results or prospects. In addition, price volatility may be greater if the public float and trading volume of Elong Class A Ordinary Shares is low. Some companies that have had volatile market prices for their securities have been the target of a hostile takeover or subject to involvement by activist shareholders. If Elong were to become the target of such a situation, it could result in substantial costs and divert resources and the attention of executive management from the business.

Elong may not be able to sustain or increase the value of an investment in Elong’s securities. Investors in Elong’s securities may experience a decrease, which could be substantial, in the value of their securities, including decreases unrelated to Elong’s operating performance, financial results or prospects. Your only opportunity to achieve a return on your investment in Elong’s securities may be if the market price of such securities appreciates and you sell your securities at a profit. The market price for Elong’s securities may never exceed, and may fall below, the price that you paid for such securities. You could lose all or part of your investment in Elong as a result.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If Elong becomes involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from the business regardless of the outcome of such litigation.

It is not expected that Elong will pay dividends in the foreseeable future.

It is expected that Elong will retain most, if not all, of its available funds and any future earnings to fund the development and growth of its business. As a result, it is not expected that Elong will pay any cash dividends in the foreseeable future.

The Elong Board will have complete discretion as to whether to distribute dividends. Even if the Elong Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by Elong’s subsidiaries, Elong’s financial condition, contractual restrictions and other factors deemed relevant by the Elong Board. There is no guarantee that the Elong Class A Ordinary Shares will appreciate in value or that the trading price of the Elong Class A Ordinary Shares will not decline.

An active trading market for Elong Class A Ordinary Shares may not be sustained.

Elong Class A Ordinary Shares are expected to be listed on Nasdaq and to trade on that market and others. Elong cannot assure you that an active trading market for its common stock will be sustained. Accordingly, Elong cannot assure you of the liquidity of any trading market, your ability to sell your shares of its common stock when desired or the prices that you may obtain for your shares.

There can be no assurance that Elong will be able to comply with the continued listing standards of Nasdaq.

While trading on Nasdaq has begun, there can be no assurance that Elong’s securities will continue to be listed on Nasdaq or that a viable and active trading market will develop. If Nasdaq delists Elong Class A Ordinary Shares from trading on its exchange due to failure to continue to meet the listing standards, Elong and its shareholders could face significant material adverse consequences including:

●	a lack of liquidity available to holders of Elong Class A Ordinary Shares;

●	an active trading market of Elong Class A Ordinary Shares may not be developed;

●	a limited availability of market quotations for Elong’s securities;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If securities or industry analysts either do not publish research about Elong or publish inaccurate or unfavorable research about us, Elong’s business, or its market, or if they change their recommendations regarding Elong Class A Ordinary Shares adversely, the trading price or trading volume of the Elong Class A Ordinary Shares could decline.

The trading market for Elong Class A Ordinary Shares is influenced in part by the research and reports that securities or industry analysts may publish about us, its business, Elong’s market, or its competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade Elong Class A Ordinary Shares, provide a more favorable recommendation about Elong’s competitors, or publish inaccurate or unfavorable research about its business, the share price of the Elong Class A Ordinary Shares would likely decline. In addition, securities research analysts may establish and publish their own periodic projections for Elong’s business. These projections may vary widely and may not accurately predict the results Elong actually achieves. Its stock price may decline if its actual results do not match the projections of these securities research analysts. Furthermore, if no analysts commence coverage of it, the trading price and volume for Elong Class A Ordinary Shares could be adversely affected. If any analyst who may cover Elong were to cease coverage of Elong or fail to regularly publish reports on Elong, Elong could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of its common stock to decline.

As a public company, Elong is subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes-Oxley Act.

As a public company subject to U.S. federal securities laws, Elong will incur significant legal, accounting, insurance, compliance, and other expenses. Compliance with reporting, internal control over financial reporting and corporate governance obligations may require members of its management and its finance and accounting staff to divert time and resources from other responsibilities to ensure these new regulatory requirements are fulfilled.

If it fails to adequately implement the required governance and control framework, Elong may fail to comply with the applicable rules or requirements associated with being a public company subject to U.S. federal securities laws. Such failure could result in the loss of investor confidence, could harm Elong’s reputation, and cause the market price of Elong Class A Ordinary Shares to decline.

Due to inadequate governance and internal control policies, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to make required filings in a timely manner or result in making filings containing incorrect or misleading information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, as well as damage to Elong’s reputation, business, financial condition, operating results and stock price.

Elong is an emerging growth company within the meaning of the Securities Act, and if Elong takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies”, this could make Elong’s securities less attractive to investors and may make it more difficult to compare Elong’s performance with other public companies.

Elong is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. For as long as Elong continues to be an emerging growth company, Elong may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Elong could be an emerging growth company for up to five years, although Elong could lose that status sooner if its revenues exceed $1.235 billion, if Elong issues more than $1 billion in non-convertible debt in a three-year period, or if it becomes a large accelerated filer, as defined under the Exchange Act. We cannot predict if investors will find Elong securities less attractive because Elong relies on these exemptions. If some investors find Elong securities less attractive as a result, there may be a less active trading market for Elong securities, and the price of Elong securities may be more volatile.

Elong will be a foreign private issuer and, as a result, Elong will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Because Elong will qualify as a foreign private issuer under the Exchange Act, Elong will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a foreign private issuer, and as permitted by the listing requirements of the Nasdaq, Elong will be permitted to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

As a foreign private issuer, Elong will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Listing Rules for domestic issuers, provided that Elong discloses the requirements it is not following and describe the home country practices it is following. For example, Nasdaq requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, Elong will be permitted to follow home country practice in lieu of that requirement. Following completion of the Business Combination, we expect to follow the Nasdaq corporate governance rules. However, Elong may elect in the future to follow certain home country corporate governance practices in lieu of the requirements for U.S. companies listed on Nasdaq, as permitted by the rules of Nasdaq, in which case the protection that is afforded to our shareholders would be different from that accorded to investors of U.S. domestic issuers.

Elong may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, Elong will be a foreign private issuer, and therefore, Elong will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination was made with respect to Elong on June 30, 2025. In the future, Elong would lose its foreign private issuer status if (1) more than 50% of Elong’s outstanding voting securities are owned by U.S. residents and (2) a majority of Elong’s directors or executive officers are U.S. citizens or residents, or Elong fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Elong loses its foreign private issuer status, Elong will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Elong will also have to mandatorily comply with U.S. federal proxy requirements, and Elong’s officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, Elong will lose its ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, Elong will incur significant additional legal, accounting and other expenses that Elong will not incur as a foreign private issuer.

Because Elong is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Elong is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the memorandum and articles of association, as amended and/or restated from time to time, the Companies Act (Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against their directors, actions by their minority shareholders and the fiduciary duties of their directors to them under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of Elong’s shareholders and the fiduciary duties of their directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under Elong’s M&A to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (i) to recognize or enforce against Elong judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) entertain original actions brought in each respective jurisdiction against Elong predicated upon the civil liability provisions of the federal securities laws of the United States or any state. There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign money judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Elong’s M&A generally provides that the United States District Court for the Southern District of New York will be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States.

Elong’s M&A provides that, unless Elong consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than Elong.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which our shareholders may bring claims arising under the Securities Act and the Exchange Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with under the federal securities laws, which may discourage lawsuits with respect to such claims. By requiring a shareholder to bring such a claim in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York), the exclusive forum provision also may increase the costs to a shareholder of bringing such a claim.

Risks Related to Elong’s Intellectual Property

Our success depends on our ability to obtain, maintain and protect our intellectual property rights.

We rely on our trademarks, service marks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, and we cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the China National Intellectual Property Administration (“CNIPA”), and the U.S. Patent and Trademark Office and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We also rely, in part, on our ability to obtain and maintain patent protection for our proprietary products and processes. The process of applying for and obtaining a patent is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we financially may not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement.

In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid and/or unenforceable. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. Some of our patents and patent applications may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Issued patents may be challenged, narrowed, invalidated or circumvented. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of non-U.S. countries may not allow us to protect our inventions with patents to the same extent as the laws of the U.S. and Europe. Because patent applications in the U.S., Europe and many other non-U.S. jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the enforceability and scope of our patents in the U.S., Europe, and the PRC and in other non-U.S. countries cannot be predicted with certainty and, as a result, any patents that we own may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection from our pending patent applications, from those we may file in the future, or from those we may license from third parties. Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives.

In some instances, we may have legal grounds to enforce our rights related to our patented technology, but may elect not to do so as a result of the cost of litigation or the limited value in enforcing our patent rights.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

In recent years, there has been significant litigation in the U.S., Europe and the PRC involving patents and other intellectual property rights. Companies in the battery industry are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and our competitors and other third parties may hold patents or have pending patent applications which could be related to our business. For example, we are aware of third-party patents and patent applications (if issued) that may be construed to cover one or more of our products or technologies. If these patents or patent applications (if issued) are asserted against us and we are found to infringe any of these patents, and we are unsuccessful in demonstrating that such patents are invalid or unenforceable, then we could be required to pay substantial monetary damages or cease further development or commercialization of one or more of our products or technologies. Although we generally conduct a freedom to operate search and review with respect to our products and technologies, we cannot guarantee that our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the U.S. and abroad that is relevant or necessary to the commercialization of our products or use of our technology. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products or technologies may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. These risks have been amplified by the increase in third parties, which we refer to as non-practicing entities, whose primary business is to assert infringement claims or make royalty demands. It is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be patent applications pending related to our technologies, many of which are confidential when filed. We rely substantially on unpatented proprietary technology, which may make it more difficult to protect and enforce our intellectual property rights. We cannot assure you that we will have meaningful protection for our trade secrets, know-how or other intellectual property and proprietary information in the event of any unauthorized use, misappropriation, or disclosure, which could have a material adverse impact on our business.

Third parties may infringe, misappropriate or otherwise violate our intellectual property or proprietary rights or we may be required to defend against claims of infringement, misappropriation or other violations of the intellectual property or proprietary rights of a third party. To counter infringement or unauthorized use claims or to defend against such claims can be expensive and time consuming. If we are party to an intellectual property-related proceeding and even if such proceeding is resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, manufacturing, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Moreover, many of our current and potential competitors may dedicate substantially greater resources than we can to the protection and enforcement of intellectual property rights, especially patents. Incurring significant expenses and distracting our personnel for an intellectual property-related proceeding could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us loss of significant rights and inability to continue providing our existing product offerings.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to Li-ion battery technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain, expensive and time-consuming. We may receive in the future notices that claim we or our clients using our products have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of products among competitors overlaps. If we are sued by a third party that claims that our technology infringes its rights, the litigation, whether or not successful, could be extremely costly to defend, divert our management’s time, attention, and resources, damage our reputation and brand and substantially harm our business. Further, in some instances, our agreements with our clients include indemnification provisions under which we agree to indemnify such parties for losses suffered or incurred in connection with third party claims for intellectual property infringement. The results of any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may also require us to do one or more of the following:

●	cease offering or using technologies that incorporate the challenged intellectual property;

●	make substantial payments for legal fees, settlement payments or other costs or damages to the party claiming infringement, misappropriation or other violation of intellectual property rights;

●	obtain a license to sell or use the relevant technology, which may not be available on reasonable terms or at all; or

●	redesign technology to avoid infringement, which may not be feasible.

Our failure to develop non-infringing technologies or license the intellectual property or the proprietary rights on a timely basis would harm our business, possibly materially. Protracted litigation could result in our customers, or potential customers, deferring or limiting their purchase or use of our products until resolution of such litigation. Parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology that contains the allegedly infringing contents. If we were to discover that our products violate third-party proprietary rights, there can be no assurance that we would be able to continue offering our products on commercially reasonable terms, or at all, to redesign our technology to avoid infringement or to avoid or settle litigation regarding alleged infringement without substantial expense and damage awards. Any intellectual property litigation or proceeding could have a material adverse effect on our business, results of operation and financial condition.

We may have difficulties transferring and communicating technology globally.

In different parts of the world, the technology platforms that are used to facilitate communication between staff are different, or in some cases restricted. As the options for communication becomes restricted, it may become difficult to efficiently coordinate complex manufacturing supply chains in a global setting, causing delays or missed income opportunities. Further, the software we use may be different in different countries, which makes it difficult to share certain engineering documents and resources between global subsidiaries. Delays due to inefficiencies in communication and file sharing may impact decision making, lead to errors, and affect our ability to maximize profit.

We also have transferred and expect to continue to transfer personnel between the United States and PRC and other geographies for short, medium and long-term or permanent durations. Global immigration requirements routinely change and are complex to navigate, especially in the midst of the COVID-19 pandemic when certain countries prohibited business visitors altogether and/or imposed lengthy quarantine or complex testing requirements as a condition of entry. We cannot assure that we will be able to acquire adequate visas for the movement of our personnel between the locations where we and/or our customers operate going forward. As most of our historical business is located in PRC, our current business relies on the ability of obtaining personnel visas so that our employees can be trained in the PRC, and any restrictions or denials, could limit our ability to train and pass along proprietary information efficiently.

Challenges transferring and communicating technology globally, as well as obtaining personnel visas, have not, however, impacted our geographic diversification strategy, and we plan to continue growing and expanding into new markets.

Risks Related to Doing Business in China

Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

Laws regulating foreign investment in PRC include Foreign Investment Law of the People’s Republic of China, or the PRC Foreign Investment Law, effective from January 1, 2020, and the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China, or the FIE Implementing Regulation, effective from January 1, 2020. The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. While Elong does not operate in an industry that is currently subject to foreign investment restrictions or prohibition in PRC, it is uncertain whether its industry will be named in an updated “negative list” to be issued in the future. If its industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in its industry, there could be a risk that Elong would be unable to do business in PRC as it is currently structured. If any new laws and/or regulations on foreign investments in PRC are promulgated and implemented, such changes could have a significant impact on its current corporate structure, which in turn could have a material adverse impact on its business and operations, its ability to raise capital and the market price of Elong Class A Ordinary Shares. In such event, despite its efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue its operations in PRC, Elong may experience material changes in its business and results of operations, its attempts may prove to be futile due to factors beyond its control, and the value of the Elong Class A Ordinary Shares may significantly decline or become worthless.

There are procedural requirements for foreign regulatory bodies to conduct investigations or inspections of Elong’s operations in China.

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator can directly conduct investigations or evidence collection activities within the PRC. Pursuant to the Data Security Law, no organization or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with data stored within the territory of the PRC without the approval of the competent authorities of the PRC. Accordingly, without Chinese government approval, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators which could present legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China. Furthermore, as of the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177, and, accordingly, it cannot be concluded as to how it will be interpreted, implemented or applied by relevant government authorities. As such, there are also uncertainties as to the procedures and requisite timing for the overseas securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC.

Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region, such as the United States, which could allow such authorities to conduct investigations or evidence discovery, there is no assurance that any such mechanism will be adopted or be effective. Accordingly, there is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect Elong’s operations will be honored. If the U.S. securities regulatory agencies are unable to conduct such investigations or evidence discovery processes, there exists a risk that such regulatory agencies may determine to suspend or de-register Elong’s registration with the SEC and may also delist Elong’s securities from trading markets within the United States.

Because substantially all of Elong’s operations are in China, Elong’s business is subject to the evolving and complex laws and regulations in China, which are different in material aspects from the laws of the United States. Elong’s business is subject to the PRC legal and operational environment, which may change and continue to evolve. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on Elong.

As substantially all of Elong’s operations are in China, Elong’s business is subject to the evolving and complex laws and regulations in China, which may change quickly with little advance notice. The PRC government may exercise significant oversight and discretion over Elong’s operations and may intervene in, influence, or exert control over Elong’s operations at any time, which could result in a material change in its operations and/or the value of Elong Class A Ordinary Shares.

The PRC legal system is based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but do not have binding authority. As PRC legal system is evolving rapidly, the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to Elong. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, Elong may not be aware of its violation of such policies and rules until sometime after the violation. Elong cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties, including any inability to enforce Elong’s contracts, together with any development or interpretation of PRC law that is adverse to Elong, could materially and adversely affect Elong’s business and operations and limit the legal protections available and other foreign investors, including you.

In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past five decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. However, many of these laws, regulations and legal requirements are relatively new and still evolving and uncertainties remain as to the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing Elong’s business and the enforcement and performance of Elong’s business arrangements in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and Elong’s business may be affected if it relies on laws and regulations which are subsequently adopted or interpreted in a manner different from its current understanding of these laws and regulations. Elong cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on its business. Although Elong has taken measures to comply with the laws and regulations applicable to its business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations that may affect Elong’s operations. Elong cannot rule out the possibility that there might be future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. Failure to comply with such evolving laws and regulations may subject Elong to material sanctions or penalties imposed by the governmental authorities.

The PRC government may exercise significant oversight over the conduct of Elong’s business, and may influence or exert control over Elong’s operations, which could result in a material change in Elong’s operations and/or the value of Elong Class A Ordinary Shares. Changes in China’s economic or social conditions or government policies could have a material adverse effect on Elong’s business, results of operations, financial condition, and the value of Elong’s securities.

Elong conducts its business in and substantially all of its assets are located in PRC and the PRC government may influence and exert control over Elong’s operations which could result in a material change in its operations and/or the value of Elong’s securities following the Business Combination. In addition, Elong’s business, results of operations and financial condition may be influenced to a significant degree by the economic and social conditions in the PRC.

The PRC government may be authorized by the laws and regulations to exercise significant control and take regulatory actions over the conduct of Elong’s business, and may intervene in, influence, or exert control over Elong’s operations at any time, and the regulations to which we are subject may change rapidly and with little advance notice. Like many other jurisdictions, new laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede Elong’s development,

●	Result in negative publicity or increase Elong’s operating costs,

●	Require significant management time and attention, and

●	Subject Elong to remedies, administrative penalties and even criminal liabilities that may adversely affect Elong’s business, including fines assessed for its current or historical operations, or demands or orders that Elong modifies or even ceases its business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which Elong conducts its business and could require Elong to change certain aspects of its business to ensure compliance, which could decrease demand for its products, reduce revenues, increase costs, require Elong to obtain additional licenses, permits, approvals or certificates, or subject Elong to additional liabilities. To the extent any new or more stringent measures are required to be implemented, Elong’s business, financial condition and results of operations could be adversely affected.

The economic and social conditions in China differ from those in United States in many respects. The PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises. These reforms have resulted in significant economic growth and social prospects. The PRC government exercises significant control over China’s economic growth by allocating resources, setting monetary policy, regulating financial services and institutions, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. Economic reform measures may also be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country.

Elong’s, and following the Business Combination, Elong’s ability to successfully maintain or grow business operations in China depends on various factors, which are beyond its control. These factors include, among others, changes in macro-economic and other market conditions, social conditions, measures to adjust inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If Elong fails to take timely and appropriate measures to adapt to any of the changes or challenges, Elong’s business, results of operations and financial condition could be materially and adversely affected.

It may be difficult for shareholders to enforce foreign judgments or to bring actions in China against Elong or Elong’s management named in this annual report based on foreign laws.

Elong is an exempted company incorporated under the laws of the Cayman Islands and substantially all of its operations are conducted in China, and substantially all of its assets are located in China. In addition, the majority of Elong’s executive officers and directors are PRC nationals and reside within China for a significant portion of the time. As a result, it may be difficult for the shareholders to effect service of process within the United States upon Elong or Elong’s management.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on principles of reciprocity between jurisdictions. There is no treaty between the United States and the PRC providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in the PRC. It cannot be concluded whether a court in the PRC may impose civil liability on Elong or its directors and officers who reside in the PRC in an action brought in the courts in the PRC against Elong or such persons with respect to a violation solely of the federal securities laws of the United States. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against Elong or its directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or the public interest. Accordingly, there can be no assurance that the PRC courts would enforce against Elong, its directors or executive officers, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

The approval of and the filing with the CSRC may be required in connection with our future offering under PRC laws. As a result, our future offering may be contingent upon the completion of such filing procedures, and we cannot predict whether we will be able to obtain such approval or complete such filing in a timely manner, or even at all.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and circulated five supporting guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed an indirect overseas offering by PRC domestic companies: (1) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; and (2) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China.

In addition, the Overseas Listing Trial Measures provide that, among other requirements, for an issuer which is already listed, it should make filing in accordance with the Overseas Listing Trial Measures if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. Failure to comply with the filing requirements may result in fines, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons.

Furthermore, on February 24, 2023, the CSRC revised the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies which were issued in 2009 (the “Archives Rules”). The revised Archives Rules came into effect together with the Overseas Listing Trial Measures on March 31, 2023. The revised Archives Rules expand their application to cover indirect overseas offering and listing, stipulating that a domestic company which plans to publicly disclose any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

As of the date of this Annual Report, based on the facts that (i) the total assets, net assets, revenues and profits of PRC Entities account for more than 50% of our corresponding figures in the most recent accounting year and (ii) our major operational activities are carried out in China, we believe that we may be required to file with the CSRC in accordance with the Overseas Listing Trial Measures with respect to any future offering. If the filing procedures with the CSRC under the Overseas Listing Trial Measures are required for any future offerings or any other capital raising activities, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all.

Any failure by us to comply with such filing requirements under the Overseas Listing Trial Measures may result in an order to rectify and/or warnings and fines against us, and could materially hinder our ability to offer or continue to offer our securities.

In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on overseas listing of PRC domestic companies.

The approval of and the filing with CAC or other PRC government authorities may be required in connection with our capital raising activities under PRC laws, and, if required, we cannot predict whether we will be able, or how long it will take, to obtain such approval or complete such filing.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) provides that, in addition to operators of critical information infrastructure that intend to purchase Internet products and services, data handlers engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Measures for Cybersecurity Review (2021), a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures for Cybersecurity Review (2021) further requires that critical information infrastructure operators and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-Border Data Flows, establishing a multi-tiered approach for cross-border data provisions. Depending on the types of data operators and the nature and amount of data involved, different measures may apply, which may require the data processors to undergo data export security assessments, enter into standard contractual clauses, or obtain personal information protection certifications. To the extent that we need to go through any of these measures for the cross-border data flows involved in our business operation, we may incur additional costs and devote additional resources to comply with the regulatory requirements. Failure to comply with these regulatory requirements may subject us to regulatory actions or liability, any of which may adversely affect our business, financial condition, and results of operations.

On September 24, 2024, the Regulation on Network Data Security Management was promulgated by the State Council, and became effective on January 1, 2025. The Regulation on Network Data Security Management restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

Our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry and we do not believe we are an “operator of critical information infrastructure”, “online platform operators” or “data handler” as mentioned above. However, since the Measures for Cybersecurity Review (2021) and the Regulation on Network Data Security Management were newly adopted, it cannot be determined how it will be interpreted, amended and implemented by the relevant PRC governmental authorities and to what extent they will affect our operations. Thus, we cannot assure you that we will not be deemed an “operator of critical information infrastructure”, “online platform operators” or “data handler” as mentioned above.

As of the date of this Annual Report, we and the PRC Entities have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and have not received any notice from any authorities identifying any of the PRC Entities as an operator of critical information infrastructure.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CAC or other PRC governmental authorities required for overseas listings. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing on Nasdaq from the CAC or other PRC governmental authorities. If we are required in the future by the CAC or any other regulatory authority to obtain relevant approval for our listing, we cannot assure you that it will be able to obtain or maintain such approval in a timely manner, or even at all. If we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval in the future, we may face sanctions by the CAC or other PRC regulatory agencies.

Any uncertainties or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. The CAC and other PRC regulatory agencies may impose fines and penalties on our operations in the Chinese mainland, limit our ability to pay dividends outside of the Chinese mainland, limit our operations in the Chinese mainland, delay or restrict the repatriation of the proceeds into the Chinese mainland or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC Entities, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

Elong is an offshore holding company conducting substantially all of its operations in China through its subsidiaries established in the Chinese mainland. We may be unable to use the proceeds of the offshore offering to grow our business until PRC Entities receive such proceeds in the PRC. We may make loans to PRC Entities only subject to the approval from governmental authorities and limitation of amount, or may make additional capital contributions to PRC Entities. Any foreign loans procured by PRC Entities are required to be registered with the China’s State Administration of Foreign Exchange (the “SAFE”) in its local branches and satisfy relevant requirements, and PRC Entities may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 350% (which may be continuously developing due to the PRC’s national macro-control policy) of the net assets of PRC Entities. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to PRC Entities are subject to the registration with the SAMR in its local branches, report submission to the Ministry of Commerce (“MOFCOM”) in its local branches and registration with a local bank authorized by SAFE.

In addition, a foreign invested enterprise, or a FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“SAFE Circular 19”), effective since June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the Chinese mainland, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it cannot be concluded whether SAFE will permit such capital to be used for equity investments in the Chinese mainland in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may limit its ability to transfer any foreign currency Elong hold, including the net proceeds from the Business Combination to PRC Entities, which may adversely affect its liquidity and its ability to fund and expand its business in China.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, pursuant to which, our PRC subsidiaries established in the pilot regions are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of the net asset of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loans within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. On December 4, 2023, the SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which, the pilot policies for facilitating cross-border financing are extended nationwide, qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium-sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of $10 million, such qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of $5 million. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, Elong cannot assure you that it will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by Elong to PRC Entities. As a result, Elong’s and following the Business Combination, Elong’s ability to provide prompt financial support to PRC Entities may be subject to further regulations and requirements. If Elong fails to complete such registrations or obtain such approvals, its ability to use the proceeds it expects to receive from our offshore offering and to capitalize or otherwise fund PRC operations may be negatively affected, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

Elong may experience delays and/or failures in obtaining and renewing relevant PRC governmental approvals, licenses, permits or others required for its new construction/expansion projects.

Elong is required to obtain various approvals, permits, licenses and certificates throughout multiple stages of its new construction/expansion projects, including, for example, planning permits, construction permits, certificates for passing environmental assessments, certificates for passing fire control assessments and certificates for passing construction completion inspections. Generally, such approvals, licenses, permits, certificates or inspections are only issued, renewed or completed after certain conditions have been satisfied. Elong cannot assure you that it will not encounter obstacles that delay it in obtaining or completing, or result in its failure to obtain or complete, the required approvals or inspections. In the event that Elong encounters significant delays in obtaining or renewing the necessary government approvals for any of its new construction/expansion projects, or fail to timely complete the inspections for its new production facilities, Elong will not be able to continue with such development plans or production activities, and its business, financial condition and results of operations may be adversely affected.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect Elong’s and following the Business Combination, Elong’s business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. In the event that Elong decides to terminate the labor relationships with some of its employees or otherwise change its employment or labor practices, the Labor Contract Law and its implementation rules may limit its ability to effect those changes in a desirable or cost-effective manner, which could adversely affect its business and results of operations.

In addition, PRC governmental authorities have introduced various new labor-related regulations since the effectiveness of the Labor Contract Law. Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees. Elong may not have paid social insurance and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of its employees due to differences in local regulations and different implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by its employees. Elong may be required to make up the contributions for these plans as well as late payment penalties and fines in relation to the underpaid employee benefits and under-withheld individual income tax, its financial condition and results of operations may be adversely affected. Furthermore, the Labor Contract Law and labor-related regulations have imposed stringent requirements on labor dispatch, the number of dispatched contract workers that an employer hires may not exceed a certain percentage of its total number of employees, to be decided by the Ministry of Human Resources and Social Security and the dispatched contract workers may only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions further requires the employer that is not in compliance with the above provisions to formulate a plan to reduce the number of its dispatched contract workers to below 10% of the total number of its employees. We cannot assure you we have strictly complied with such requirements, which may subject us to administrative penalties imposed by PRC authorities.

As the interpretation and implementation of these regulations are still evolving, employment practices of the PRC Entities may not be at all times deemed in compliance with the regulations. If the PRC Entities are deemed to have violated relevant labor laws and regulations, Elong could be required to provide additional compensation to its employees and its business, financial condition and results of operations could be materially and adversely affected.

Elong may be involved in legal or other proceedings arising out of their operations from time to time and may face reputational risks and significant liabilities as a result.

Elong may be involved from time to time in disputes with various parties involved in its business operations, including but not limited to its customers, suppliers, employees, logistics service providers, insurers and banks. These disputes may lead to legal or other proceedings, including threatened proceedings, which may result in damages to its reputation, substantial costs and diversion of Elong’s resources and management’s attention.

In addition, Elong may encounter additional compliance issues in the course of operations, which may subject Elong to administrative proceedings and unfavorable results, and result in liabilities and delays relating to its production or product launch schedules. Elong cannot assure you as to the outcome of such legal proceedings, and any negative outcome may materially and adversely affect its business, financial condition and results of operations.

PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or PRC Entities to liability or penalties, limit Elong’s ability to inject capital into PRC Entities or limit PRC Entities’ ability to increase their registered capital or distribute profits to it, or may otherwise adversely affect Elong.

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“Circular 37”). Circular 37 replaced the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted Through Offshore Special Purpose Companies (“Notice 75”), which became effective on November 1, 2005. Circular 37 stipulates that prior to establishing or assuming control of an offshore company (the “Offshore SPV”), for financing that Offshore SPV with assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) who is a beneficial owner of the Offshore SPV must complete prescribed registration procedures with the local branch of SAFE. Pursuant to Circular 37, PRC residents must amend their SAFE registrations under certain circumstances, including upon any injection of equity interests in, or assets of, a PRC enterprise to the Offshore SPV or upon any material change in the capital of the Offshore SPV (including a transfer or swap of shares, a merger or division).

On February 13, 2015, SAFE issued the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (“Notice 13”). Notice 13 states that local PRC banks will examine and handle foreign exchange registrations for overseas direct investment, including the initial foreign exchange registration and amendment registration, from June 1, 2015.

On December 26, 2017, the NDRC issued the Measures for the Administration of Overseas Investment of Enterprises (“Measures 11”), which became effective from March 1, 2018. Measures 11 states that PRC enterprises must obtain approval from the NDRC or file with the NDRC their offshore investments made through controlled Offshore SPVs.

 Pursuant to the Measures 11 and the Measures for the Administration of Outbound Investment published by the MOFCOM in September 2014, any outbound investment of PRC enterprises must be approved by or filed with MOFCOM, NDRC or their local branches. State-owned enterprises may also be required to complete approval or filing procedures with state-owned assets supervision and administration authorities with respect to certain outbound direct investments.

Elong has requested or intends to take all necessary measures to require its shareholders and beneficial owners who, to its knowledge, are PRC residents to make the necessary applications, filings and amendments in accordance with these regulations. However, Elong may not at all times be fully aware or informed of the identities of all its shareholders or beneficial owners that are required to make such registrations or filings, and may not always be able to compel them to comply with all relevant foreign exchange regulations. Elong cannot assure you, however, that all of these shareholders or beneficial owners may continue to make required filings or updates in a timely manner, or at all.

Any failure or inability by such shareholders or beneficial owners to comply with such regulations may subject Elong to fines or legal sanctions, such as restrictions on Elong’s cross-border investment activities or PRC Entities’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, Elong, or prevent them from making distributions or paying dividends. As a result, Elong’s business operations and their ability to make distributions to you could be adversely affected.

Furthermore, as the interpretation and implementation of these regulations have been constantly evolving, it cannot be concluded how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities in the future. For example, Elong may be subject to a more stringent review and approval process with respect to its foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect its financial condition and results of operations. In addition, if Elong decide to acquire a PRC domestic company, it cannot assure you that Elong or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict Elong’s ability to implement future acquisition strategy and could adversely affect its business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012 (“SAFE Notices No. 7”), PRC citizens and non-PRC citizens who reside in the Chinese mainland for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with our domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We will be subject to, and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been or expect to be granted stock options will be subject to, these regulations so long as we are an overseas listed company. Failure to complete the SAFE registrations for our employee incentive plans may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into PRC Entities and limit PRC Entities’ ability to distribute dividends to us. We may also face regulatory requirements that are constantly evolving and that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in the Chinese mainland who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. PRC Entities have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

We may rely on dividends and other distributions on equity paid by PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for the cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our operating subsidiary in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, the PRC Entities are required to set aside at least 10% of their accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. Each of the PRC Entities may also allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, as well as its implementation rules effective from January 1, 2008 and amended on December 6, 2024, an enterprise established outside of the PRC with a “de facto management body” in the PRC is considered a resident enterprise and will be subject to a 25% enterprise income tax on its global income. The implementation rules define the term “de facto management body” as an establishment that carries out substantial and overall management and control over the manufacturing and operations, personnel, accounting and properties of an enterprise.

The State Administration of Taxation has issued guidance, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those, such as ours, controlled by foreign enterprises or individuals.

However, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should determine the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, if we are deemed the PRC resident enterprises, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is subject to authority’s interpretation of the applicable tax treaty on whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as the PRC resident enterprises. Any such tax may reduce the returns on your investment in Elong Class A Ordinary Shares.

Dividends payable to foreign investors and gains on the sale of Elong Class A Ordinary Shares by foreign investors may become subject to PRC tax law.

Under the PRC Enterprise Income Tax Law and its implementing rules, in general, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises that do not have an establishment or place of business in the PRC, or have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, in each case to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of Elong Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC.

If Elong is deemed as a PRC resident enterprise, dividends paid on Elong Class A Ordinary Shares, and any gain realized from the transfer of the Elong Class A Ordinary Shares, will be treated as income derived from sources within the PRC and be subject to PRC taxation. Furthermore, if Elong is deemed as a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of the Elong Class A Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties.

If Elong and Elong or any of its subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the Elong Class A Ordinary Shares can claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to non-PRC investors or gains from the transfer of the Elong Class A Ordinary Shares by such investors are subject to PRC tax, the value of your investment in the Elong Class A Ordinary Shares may decline significantly

Elong’s shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (“Circular 7”), which replaced or supplemented certain previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (the “Circular 698”), issued by the State Administration of Taxation on December 10, 2009. Circular 7 sets out a wider scope of indirect transfer of PRC assets that might be subject to PRC enterprise income tax. Circular 7 also includes detailed guidelines regarding when such indirect transfer is considered to lack a bona fide commercial purpose and thus regarded as avoiding PRC tax. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (the “SAT Circular 37”), which came into effect on December 1, 2017 and was amended on June 15, 2018. SAT Circular 37 further clarifies the practices and procedures for withholding non-resident enterprise income tax.

The conditional reporting obligation of the non-PRC investor under Circular 698 is replaced by a voluntary reporting by the transferor, the transferee or the underlying PRC resident enterprise transferred. Using a “substance over form” principle, PRC tax authorities may disregard the existence of the overseas holding company if the company lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, currently at a rate of 10%, and the transferee has an obligation to withhold tax from the sale proceeds.

Gains from the sale of shares by investors through a public stock exchange are not subject to the PRC enterprise income tax pursuant to Circular 7 where such shares were acquired in a transaction through a public stock exchange.

There remains uncertainty as to the interpretation and application of Circular 7 and the SAT Circular 37. PRC tax authorities may determine that Circular 7 and the SAT Circular 37 are applicable to offshore restructuring transactions or sale of the shares of offshore subsidiaries where non-resident enterprises, as the transferors, were involved. PRC tax authorities may pursue such non-resident enterprises with respect to a filing regarding the transactions and request PRC Entities to assist in the filing.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. For transfer of our shares by investors who are non-PRC resident enterprises, our PRC Entities may be requested to assist in the filing under Circular 7 and the SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Circular 7 and the SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The requirements and legal procedures of currency conversion may limit the ability of Elong to utilize their revenues effectively and affect the value of your investment.

The convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the Chinese mainland are subject to the applicable laws and regulations in the PRC. Elong receives substantially all of their net revenue in Renminbi. Under the current corporate structure, Elong primarily relies on dividend payments from PRC Entities to fund any cash and financing requirements it may have.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of the PRC Entities in the Chinese mainland may be used to pay dividends to Elong. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of the Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, Elong needs to obtain SAFE approval to use cash generated from the operations of the PRC Entities to pay off their respective debt in a currency other than Renminbi owed to entities outside the Chinese mainland, or to make other capital expenditure payments outside the Chinese mainland in a currency other than Renminbi. If Elong fails to meet the requirements under the PRC for obtaining sufficient foreign currencies, Elong may not be able to satisfy their foreign currency demands and pay dividends in foreign currencies to its shareholders, including holders of Elong Class A Ordinary Shares.

Since a significant amount of the PRC Entities’ revenue is denominated in Renminbi, any existing and future restrictions on currency exchange may limit their ability to utilize cash generated in Renminbi to fund their business activities outside of the PRC or pay dividends in foreign currencies to the shareholders, including holders of Elong Class A Ordinary Shares. These restrictions may also limit Elong’s ability to obtain foreign currency through debt or equity financing for its subsidiaries.

Elong’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely Elong’s auditor.

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), if the SEC determines that Elong has filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit Elong’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and the auditor that issued the audit reports included in Elong’s financial statements for the fiscal year ended December 31, 2021 was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Elong’s consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the two-year period ended December 31, 2023 were audited by UHY LLP. Elong’s consolidated financial statements as of December 31, 2024, 2023 and for each of the years in the three-year period ended December 31, 2024 are currently audited by Enrome LLP. Both UHY LLP and Enrome LLP are registered with and subject to regular inspection by PCAOB. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and Elong uses an accounting firm headquartered in one of these jurisdictions to issue an audit report on Elong’s financial statements filed with the SEC, Elong would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, Elong’s securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if Elong is identified as a Commission-Identified Issuer for two consecutive years in the future. If Elong’s shares are prohibited from trading in the United States, there is no certainty that Elong will be able to list on a non-U.S. exchange or that a market for Elong’s shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase Elong’s securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of Elong’s securities. Also, such a prohibition would significantly affect Elong’s ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on Elong’s business, financial condition, and prospects.

Fluctuations in the value of the Renminbi may materially adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in economic conditions in China and by China’s foreign exchange policies. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system, and the Renminbi may appreciate or depreciate significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar.

Significant revaluation of the Renminbi may materially adversely affect your investment. For example, to the extent that Elong needs to convert U.S. dollars received from offshore financing activities into Renminbi for the operations, appreciation of the Renminbi against the U.S. dollar would decrease the Renminbi amount that Elong would have received from the conversion. Conversely, if Elong and its subsidiaries convert Renminbi into U.S. dollars for the purpose of making payments for dividends on the Elong Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to Elong and its subsidiaries.

The hedging options available in China may not be sufficient to reduce Elong’s exposure to exchange rate fluctuations. As of the date of this annual report, Elong has not entered into any material hedging transactions to reduce its exposure to foreign currency exchange risk. While Elong may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and Elong may not be able to adequately hedge their exposure. In addition, currency exchange losses may be magnified by PRC exchange control regulations that restrict Elong’s ability to convert Renminbi into foreign currency.

Item 4. Information on the Company

4.A. History and Development of the Company

The legal name of the Company is Elong Power Holding Limited. The Company was incorporated as an exempted company under the laws of Cayman Islands on August 18, 2023. Elong, through its operating subsidiaries, specializes in the R&D, production, sales and service of high-power and large-capacity energy storage systems. The Company’s lower-cost, high power and fast-charging batteries are designed specifically for commercial electric vehicles, as well as specialty vehicles which require large-capacity energy storage systems.

Prior to the incorporation of Elong and starting in January 2014, the business was carried out under Huizhou City Yipeng Energy Technology Co., Ltd. (“Huizhou Yipeng”) and its subsidiaries. Elong and its subsidiaries were controlled by a group of shareholders, individual and institutional, with voting agreements to vote consensually concerning operation and development matters.

Through our operating subsidiaries, we are committed to the R&D, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. With a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system (“BMS”) development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices, we offer advanced energy applications and full lifecycle services, with a product portfolio covering lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Huizhou Yipeng was established in 2014 and is recognized as a high-tech enterprise in Guangdong Province; Ganzhou Yipeng is a wholly-owned subsidiary of Huizhou Yipeng, established in 2018, being a large-scale industrial enterprise in Jiangxi Province. In 2020, we entered the field of heavy-duty mining trucks industry. In 2022, the second phase of the industrial park in Ganzhou Yipeng covering an area of 100 acres and 94,000 square meters of factory space was completed. We have been dedicated to the development of high-power batteries. Starting from 2014 with 1-2C fast charging batteries, we launched 3C fast charging batteries in 2016, 4C fast charging batteries in 2019, and 6C fast charging batteries in 2020, all of which are forefront of the industry.

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

The Business Combination with TMT

On December 1, 2023, TMT, TMT Merger Sub Inc. and Elong entered into an Agreement and Plan of Merger, and on February 29, 2024, TMT, Elong and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger (the “Business Combination Agreement”), with the intent to effect a business combination transaction pursuant to which Merger Sub will merge with and into TMT (the “Merger”), with the corporate existence of Merger Sub ceasing, TMT continuing as the surviving company in the Merger and TMT becoming a wholly owned subsidiary of Elong (collectively, the “Business Combination”). As a result of the Merger, the security holders of TMT will become security holders of Elong, and Elong will continue as the public reporting company. Prior to the Merger, Elong effectuated a reverse share split of Elong Class A Ordinary Shares and Elong Class B Ordinary Shares, such that, immediately thereafter, Elong had 45,000,000 Ordinary Shares, comprising 39,222,563 Elong Class A Ordinary Shares and 5,777,437 Elong Class B Ordinary Shares issued and outstanding, less the number of shares reserved for issuance upon exercise of the Elong Warrants as the same was amended by Elong solely to reflect the exercise of the Elong Warrants pursuant to the warrant agreements (the “Reverse Share Split”).

As a result of the Merger, (a) each TMT Ordinary Share was exchanged for one Elong Class A Ordinary Share, (b) each issued and outstanding rights of TMT(“TMT Right”) to receive two-tenths of one TMT Ordinary Share was exchanged for 2/10 of one Elong Class A Ordinary Share, and (c) each units of TMT that consist of one TMT Ordinary Share and one TMT Right (“TMT Unit”) was automatically separated into its component securities (i.e., one TMT Ordinary Share and one TMT Right) and such securities were exchanged for Elong Class A Ordinary Shares as described in the immediately preceding sentences. Any fractional shares were rounded to the nearest whole share.

Holders of Class A Ordinary Shares and Class B Ordinary Shares voted together as one class on all resolutions submitted to a vote by the shareholders of Elong. Each Class A Ordinary Share entitled the holder thereof to one (1) vote on all matters subject to vote at general meetings of Elong, and each Class B Ordinary Share entitled the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of Elong. All of the Elong Class B Ordinary Shares were held by the GRACEDAN CO., LIMITED. Because each Elong Class B Ordinary Share entitles the holder thereof to 50 votes on all matters subject to vote at general meetings of Elong, GRACEDAN CO., LIMITED holds a majority of the total voting power of Elong.

Three hundred thousand (300,000) Elong Class B Ordinary Shares (the “Indemnification Shares”) were held in escrow for two years after the closing of the Business Combination as security for certain indemnification obligations of GRACEDAN CO., LIMITED on behalf of Elong.

On October 3, 2024, Company’s Class A Ordinary Shares commenced trading on The Nasdaq Stock Market (“Nasdaq”) under the symbol “ELPW.”

Additional Agreements in connection with the Business Combination

Elong Warrants

In November 2023, Elong has issued Elong Warrants to purchase up to 36,831,228 Elong Class A Ordinary Shares (after giving effect to the Reverse Share Split). On October 29, 2024, the holders of Elong Warrants have exercised all of their Elong Warrants and Elong has issued 36,831,228 Elong Class A Ordinary Shares upon the completion of the ODI Approvals on September 11, 2024.

Earnout Shares

As a result of the Merger, an additional 9,000,000 Elong Class A Ordinary Shares (the “Earnout Shares”), shall be issued and held in escrow and will be released to GRACEDAN CO., LIMITED as earnout consideration, if and to the extent certain revenue-based milestones are achieved by the combined company and its subsidiaries during calendar years 2024 and 2025. In addition, GRACEDAN CO., LIMITED will be entitled to receive the Earnout Shares in the event there occurs any transaction resulting in a change of control during the period of time that the Earnout Shares are held in escrow.

Finder Shares

As a result of the Merger, 900,000 Elong Class A Ordinary Shares was issued to Ever Talent Consultants Limited for its services in connection with the Business Combination. On April 21, 2023, TMT signed an engagement letter with Ever Talent Consultants Limited, pursuant to which Ever Talent is entitled to receive the shares upon the closing of the Business Combination.

PIPE

In connection with the Business Combination, Elong has entered into subscription agreements with the PIPE Investors for the purchase of $7,000,000 in Elong Class A Ordinary Shares at a price of $10.00 per share (the “PIPE Financing”) on November 21, 2024. Each PIPE Investor also enter into the Registration Rights Agreement. Under the subscription agreements, Elong may not issue Elong Ordinary Shares or securities exercisable for, or exchangeable or convertible into Elong Ordinary Shares, for one year after the Closing (subject to certain limited exceptions), without the consent of each PIPE Investor who still holds 20% of the shares originally purchased by it. In addition, in order to induce the PIPE Investors to sign the subscription agreements, GRACEDAN CO., LIMITED agreed to transfer additional shares to the PIPE Investors, so that their effective purchase price per share would be equal to 85% of the then-current market price of the Elong Class A Ordinary Shares on the date the shares are registered for resale or eligible to be sold pursuant to Rule 144 (or on the first anniversary of the Closing, if earlier), but in any event not less than $2.50. None of TMT’s sponsors, directors, officers of their affiliates will be investors in the PIPE.

Corporate Structure

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Elong Power International Co, Limited (“Elong Power International”)	BVI	September 20, 2023	100%	Investment holding
Elong Power (Hong Kong) International Limited (Elong Power (Hong Kong))	Hong Kong	October 9, 2023	100%	Investment holding
Elong Power (Ganzhou) Co., Ltd.	Ganzhou, PRC	November 2, 2023	100%	Investment holding
Huizhou City Yipeng Energy Technology Co., Ltd. (“Huizhou Yipeng”)	Huizhou, PRC	January 26, 2014	100%	R&D and manufacturing of lithium-ion power batteries, lithium-ion power battery systems and their accessories
Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng”)	Ganzhou, PRC	May 28, 2018	100%	R&D and manufacturing of lithium-ion batteries, backup power supplies, energy storage systems and accessories.
Zibo Yipeng Energy & Technology Co., Ltd. (“Zibo Yipeng”)	Zibo, PRC	September 29, 2022	100%	R&D and manufacturing of battery spare parts and energy storage technology services
Elong Power (Beijing) Co., Ltd. (“Beijing Yipeng”)	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D
TMT Acquisition Corp (“TMT”)	Cayman Islands	July 6, 2021	100%	Investment holding

The Subsidiaries and Business Functions

Prior to the incorporation of the Company, Huizhou City Yipeng Energy Technology Co., Ltd. (“Yipeng”) was incorporated under the laws of People’s Republic of China (“PRC”) on January 26, 2014. On May 28, 2018, and September 29, 2022, Huizhou Yipeng established Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng”) and Zibo Yipeng Energy & Technology Co., Ltd. (“Zibo Yipeng”) under the laws of PRC, respectively. These two subsidiaries were 100% controlled by Huizhou Yipeng who shareholders are a group of individual and institutional shareholders, with voting agreements to vote consensually concerning operation and development matters before the reorganization.

In preparation for listing (“Listing”) on the U.S. Exchange Market via merging with a Special Purpose Acquisition Company (“SPAC”) traded in NASDAQ, the Company completed reorganization (the “Reorganization”) in November 2023, which involved the following steps:

On October 8, 2023, all shareholders of Huizhou Yipeng entered into Huizhou Yipeng’s Reorganization Framework Agreement to vote consensually concerning operation and development matters of the Elong Power and its subsidiaries.

●	On August 18, 2023, Elong Power was established under the laws of the Cayman Islands.
●	On September 20, 2023, Elong Power International Co, Limited (“Elong Power International”) was incorporated in British Virgin Islands as a wholly owned subsidiary of Elong Power.
●	On October 8, 2023, all shareholders of Huizhou Yipeng entered into Reorganization Framework Agreement regarding the setting up a Wholly Foreign-Owned Enterprise (“ WFOE”), transferring their equity interests in RMB one dollar to the proposed WFOE, and further holding the future shares of Elong Power at the Cayman level in order to participate in the future overseas De-SPAC listing, which include issuing Ordinary Shares and warrant shares to be converted into Class A Ordinary Shares (Note 17- Equity).
●	On October 9, 2023, Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”) was incorporated in Hong Kong as a wholly owned subsidiary of Elong Power International.
●	On November 2, 2023, Elong Power (Ganzhou) Co., Ltd. (“Elong Power (Ganzhou)”, “WFOE”) was established in PRC as a wholly owned subsidiary of Elong Power (Hong Kong). Elong Power (Ganzhou) obtained 100% of the equity interests of Huizhou Yipeng through the unanimous agreement of all shareholders of Huizhou Yipeng under the terms of Huizhou Yipeng’s Reorganization Framework Agreement.

By November 17, 2023, Elong Power owned 100% stake in Elong Power (Ganzhou) or WFOE through the following transactions:

●	issued Class A Ordinary Shares 6,845,290 at the par value of the Class A Ordinary Share (i.e. $ 0.00001) of the Company to four individual shareholders who are the original shareholders of Huizhou Yipeng before the reorganization.

●	issued Class B Ordinary Shares 16,538,142 at the par value of the Class B Ordinary Share (i.e. $ 0.00001) of the Company to GRACEDAN CO., LTD. which is 100% owned by the Company’s CEO and Chairwoman, and who is also one of the controlling persons before the reorganization (see Note 17- Equity).

●	issued 105,430,851 warrants (“Warrant Shares”) to nine institutional shareholders who are the original shareholders of Huizhou Yipeng before the reorganization.

The above Class A and B Ordinary Shareholders exchange their shareholdings by their respective ratios in Huizhou Yipeng before the Reorganization and also under the terms of Huizhou Yipeng’s Reorganization Framework Agreement.

Immediately before and after the Reorganization as described above, Elong Power together with its subsidiaries were effectively controlled by the same controlling shareholders, and given no change on control, the transaction is accounted for as business combination under common control.

For financial reporting purpose, the acquisition of Huizhou Yipeng represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination has been in effect since the inception of common control. Accordingly, the consolidated financial statements of Elong Power and subsidiaries reflect the accounting of the combined subsidiaries at historical carrying values, except that equity reflects the equity of Elong Power.

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the Closing; (iii) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

Implication of the Holding Foreign Companies Accountable Act (the “HFCAA”)

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Enrome LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm headquartered in Singapore and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards on a regular basis and as of the date of this annual report, our auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities (following consummation of the Business Combination) to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China or Hong Kong, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in Hong Kong or China without the approval of Chinese authorities. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

4.B. Business Overview

The following discussion reflects our business. Unless the context otherwise requires, all references in this section to “we,” “us,” and “our” refer collectively to Elong Power Holding Limited and its subsidiaries.

Overview

Elong is an exempted company with limited liability incorporated under the laws of the Cayman Islands. We carry out our business in China primarily through our PRC Subsidiaries.

Through our operating subsidiaries, we are committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. We have a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system (“BMS”) development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. We offer advanced energy applications and full lifecycle services. Our product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Huizhou Yipeng, a subsidiary of ours, was established in 2014; Ganzhou Yipeng is a wholly owned subsidiary of Huizhou Yipeng, established in 2018, and is a large-scale industrial enterprise in Jiangxi Province. We established stable cooperative relationships with Yutong Bus Co., Ltd. (“Yutong Bus”) and Nanjing Golden Dragon Bus Co., Ltd. (“Jinlong Bus”) in 2016 whereby we sell battery products to such entities. In 2020, we entered the field of heavy-duty mining trucks and formed strategic partnerships with industry participants such as Shandong Lingong and Shaanxi Tongli. Starting in 2014, we dedicated our business to the development of high-power batteries and began producing 1-2C fast charging batteries.9 Thereafter, we launched our 3C fast charging batteries in 2016, our 4C fast charging batteries in 2019, and our 6C fast charging batteries in 2020.

Our business revenue and profits are derived from the operation of our main business, which involves the sale of lithium-ion power battery products. We also expect to sell long-cycle energy storage battery products in the future.

Industry And Market Opportunities

Overview of Lithium-Ion Batteries

Lithium-ion batteries are rechargeable batteries that work by lithium ions moving between two electrodes through an electrolyte. The flow of the ions from one electrode to the other and back powers both the discharge and recharge cycles of the battery.

The “C” rate is the unit that battery experts use to measure the speed at which a battery is fully charged – “1C” is one hour, “2C” is one-half an hour, “3C” is one-third of an hour, etc.

Lithium-ion batteries can be grouped into different types based on the materials used in their positive electrode (cathode). The main types are:

●	LFP batteries: The cathode contains lithium, iron and phosphate.

●	Ternary batteries: The cathode contains lithium along with nickel, cobalt and manganese (NCM) or nickel, cobalt and aluminum oxides (NCA).

●	Other lithium-ion batteries: These use different cathode materials like lithium and cobalt (LCO), lithium and manganese oxide (LMO), lithium, iron, manganese and phosphate (LMFP), or lithium titanate oxide (LTO).

The lithium-ion battery value chain mainly includes mining and processing of minerals; cell components manufacturing; battery cell, battery module and battery pack manufacturing; and battery end uses.

Lithium-ion batteries are mainly used in (1) electric vehicles (“EVs”) to power the electric motors; (2) energy storage systems (“ESSs”) to store electrical energy in renewables resources and power stations; and (3) other uses including consumer electronics, electric two-wheelers and electric tools.

Overview of our Target Market – Electric Vehicles & Machinery

Electric Buses and Trucks

Electric vehicle battery demand is increasing due to rising electric passenger car sales. In 2022, global automotive lithium-ion battery demand grew approximately 65% to 550 gigawatt-hours (GWh), up from 330 GWh in 2021. The global lithium-ion automotive battery manufacturing capacity in 2022 was roughly 1.5 TWh for the year, implying a utilization rate of around 35% compared to about 43% in 2021.

In China, electric vehicle battery demand rose over 70%, while electric car sales increased 80% in 2022 versus 2021. The increasing share of plug-in hybrid electric vehicles (PHEVs) slightly tempered the battery demand growth. In the United States, vehicle battery demand expanded around 80% in 2022, despite only 55% growth in electric car sales. The average electric car battery size edged up 7% in 2022, partly due to a higher proportion of electric SUVs and manufacturer strategies targeting longer electric ranges.

Source: IEA, https://www.iea.org/data-and-statistics/charts/electric-truck-registrations-and-sales-share-by-region-2015-2022

Electric bus and truck sales gained ground worldwide in 2022, though still a small share of overall sales, representing substantial electrification potential. Approximately 66,000 electric buses and 60,000 medium- and heavy-duty electric trucks were sold globally in 2022, constituting approximately 4.5% of total bus sales and 1.2% of total truck sales. China continues to lead the production and sales of electric trucks and buses, with 54,000 new electric buses and an estimated 52,000 electric medium- and heavy-duty trucks sold domestically in 2022. These represent 18% and 4% of China’s bus and truck sales, respectively, and about 80% and 85% of global electric bus and truck sales, respectively. Moreover, many electric buses and trucks sold in 2022 in Latin America, North America and Europe came from Chinese manufacturers.

China leads the world in manufacturing batteries for heavy-duty vehicles like electric buses and trucks. Most companies that make electric buses and trucks in Europe and North America depend on battery suppliers from Asia, especially China. In 2021, over 95% of heavy-duty trucks made in China used LFP batteries due to their better durability and lower cost. However, new laws in the European Union and United States are leading truck makers to build their own heavy-duty battery production plants. For example, Volvo opened a large battery plant in Sweden in 2022. Truck companies have also partnered with top battery makers outside of China to secure future supply.

Electric Construction Machinery

As calls grow worldwide for energy transformation and low-carbon living, major manufacturers in the automotive and construction machinery industries are accelerating their transition to electrification. Recent moves include Volvo Group’s acquisition of Proterra’s battery business, Komatsu’s purchase of ABS to promote industrial electrification, and Caterpillar’s investment in lithium-ion battery technology.

The advantage of electric construction machinery lies in its cost-effectiveness, which appeals to business-to-business (“B2B”) customers. Factors such as advantageous government policy and supply chain efficiency can also catalyze development of electric construction machinery. Overall, electrification levels remain low, but we believe the industry could see high growth in 3-5 years as barriers are overcome. Electrification pace for mainstream heavy machinery categories will likely also accelerate in our view.

We believe that economic factors are the strongest drivers in expanding the market given construction machinery’s B2B nature and customer focus on return on investment. Electric models also enhance user experience via precision motor control, lack of noise/vibration, and lower maintenance costs.

We also believe that the time it takes to recoup the additional upfront costs through operational savings could soon fall below three years. Even factoring in battery replacement and financed purchases, based on our management’s estimates, electric models demonstrate over 20% cost savings in multiple scenarios.

Source: China Construction Machinery Association (CCMA)

Currently in China, there are higher electrification rates among aerial work platforms and forklifts, with other categories still in early stages:

●	Aerial Work Platforms: Electrification technology is relatively mature across scissor, boom, and mast styles of platforms. Leading domestic manufacturers possess extensive electrified product lines. According to China Construction Machinery Association (CCMA) data, the electrification rate for aerial work platforms reached 93% in the first three quarters of 2022.

●	Forklifts: With lighter workloads and simpler mechanical structures, forklifts possess favorable conditions for electrification. According to CCMA, electric forklift sales from the first three quarters of 2022 totaled 514,000 units, representing 63.7% of the overall market.

●	Heavy Trucks: According to First Commercial Vehicle Network data, 2022 heavy truck sales totaled approximately 672,000 units. According to Electric Vehicle Resources data, new energy heavy truck sales were 25,000 units in 2022, an electrification rate of 3.8%. Rates vary across sub-categories. Based on insurance data, 2022 electrification rates reached approximately 10% for dump trucks and, based on data provided by AutoThinker, 7% for concrete mixers, among the higher categories.

●	Wheel Loaders: According to CCMA, 22 loader manufacturers sold a total 123,400 units in 2022, of which 1,160 were electric loaders – a 0.9% electrification rate. Full electrification remains lacking for large (6-15 ton) and ultra-large (15+ ton) wheel loaders.

Development Trends

Benefiting from the continuous improvement in the comprehensive advantages of electric vehicles in terms of driving range, safety performance, and increasingly improved infrastructure support, the global power battery market is expected to experience the following development trends:

Continuous Market Expansion

With the continuous increase in market demand for new energy vehicles, the market for power batteries is expected to continue to expand, with the global power battery market expected to maintain rapid growth in the coming years. Research firm SNE Research predicts that global demand for electric vehicle batteries will increase to 5.3TWh by 2035. New energy commercial vehicles are one of the important drivers in terms of demand for high-power batteries. The overall global market size of new energy commercial vehicles is expected to reach $162.4 billion by 2029, and the market size of matching power batteries is also expected to reach over $56.8 billion.

Increased Policy Support

To promote the sustainable development of new energy vehicles, governments around the world are intensifying their policy support for new energy vehicle and power battery industries based on their own national conditions.

Various governments and/or international organizations have successively established strict energy efficiency standards. For example, the European Union has implemented stringent CO2 emission standards. Regulation (EU) 2019/631 of the European Parliament and Council stipulates that starting from January 1, 2020, the average CO2 emissions target for new passenger cars and light commercial vehicles within the EU must be 95 grams per kilometer and 147 grams per kilometer, respectively, and the targets for 2030 are 49.5g/kilometer and 90.6g/kilometer, respectively. Starting in 2035, the emission target for new passenger cars and light commercial vehicles is to reduce emissions by 100%, which means 0g/kilometer.

As a result of the foregoing, governments around the world are increasing their investment in charging infrastructure, including public charging stations, household charging stations, and fast-charging stations. For example, the Chinese government plans to build a high-quality charging infrastructure system by 2030.

In addition, some countries have also introduced relevant policies to promote the electrification of public transportation and taxis. For example, the Chinese government plans to increase the proportion of new energy vehicles in the national public transportation sector to 72% by 2025.

Technological Progress Promoting Industry Development

With the diversified development of new energy vehicle applications, there is a growing demand for diversified power battery technology in the market. Since battery range can now basically meet market demand, improving charging speed and developing fast charging technology have become important trends in industry development.

Cost Reduction of Power Batteries Further Expanding Market Scale

Power batteries are one of the main costs of electric vehicles. With the advancement of power battery technology and the expansion of production scale, as well as the decrease in raw material prices, we expect the average cost of power batteries to gradually decrease, which will also drive down the price of electric vehicles, facilitating their increasing affordability and acceptance. Continuous increase in the penetration rate of electric vehicles will further promote the sustainable development of the power battery market.

Intensified Market Competition

With the continuous expansion of the power battery market and the increasing investment and support from various countries, more and more enterprises are entering this field. It is expected that in the coming years, competition in the power battery market will become increasingly fierce. Management believes that, compared to new entrants in the marketplace, those that entered the field earlier and possess core technologies will obtain a competitive advantage.

Overview of our Target Market – Battery Energy Storage Systems (BESS)

Energy storage systems (“ESSs”) allow renewable energy sources like wind and solar to be stored for later use. This helps address the fact that renewables have fluctuating, intermittent power output. There are two main ways to store energy – mechanically (using kinetic or gravitational forces) and electrochemically (chemically in batteries). Pumped hydro power, which pumps water uphill to later flow downhill, is the most used mechanical storage globally. In recent years, electrochemical battery storage has been growing rapidly, offering flexibility and cost effectiveness. Common electrochemical storage batteries are lithium-ion, lead-acid, sodium-sulfur and flow batteries. Currently, we believe lithium-ion batteries dominate due to cost effectiveness and optimal physical performance.

Electrochemical energy storage battery systems are mainly composed of ESS battery (in the form of a battery module), BMS, energy management system (“EMS”), and power conversion system (“PCS”).

Electrochemical energy storage battery systems are widely used in various applications, from electricity generation and distribution, to commercial and industrial (C&I), to residential.

Source: CNESA, https://cpnn.com.cn/news/baogao2023/202307/W020230725381488198635.pdf

According to certain statistical information from the China Energy Storage Alliance (CNESA) Global Energy Storage Project Database, as of the end of 2022, the cumulative installed capacity of global grid-connected energy storage projects reached 237.2GW, representing an annual growth rate of 15%. For the first time, the proportion of pumped hydro cumulative installed capacity fell below 80%, dropping 6.8% compared to 2021.

The cumulative installed capacity of new energy storage technologies reached 45.7GW, with 80% annual growth, in 2022. Lithium-ion batteries still dominate, with over 85% annual growth rate. Their cumulative share of new energy storage installed capacity rose 3.5% from 2021.

Source: CNESA, https://cpnn.com.cn/news/baogao2023/202307/W020230725381488198635.pdf

In 2021, new global battery energy storage installations reached around 10 GW. This figure surged to 30.7 GW in 2022, a staggering 98% year-over-year increase, nearly tripling from 2021 levels. 2022 also marked the first time global additions exceeded 20 GW, hitting 20.4 GW – more than double the 2021 number. The remarkable growth continued into 2023, with worldwide new battery storage capacity additions further rising above 40 GW, up over 30% compared to 2022. The markets of China, Europe, and the United States continued to lead the global storage expansion, combining for an 86% share globally, a 6% increase from 2021.

In 2022, China’s newly added grid-connected energy storage installations exceeded 15 GW for the first time, reaching 16.5 GW. This included 9.1 GW of new pumped hydro capacity, up 75% year-over-year. Non-pumped additions hit record highs of 7.3 GW for power capacity and 15.9 GWh for energy capacity – growth of 200% and 280% respectively versus 2021. Within these new installations, lithium-ion batteries accounted for 97% of additions. Other technologies like compressed air, flow batteries, sodium-ion, and flywheels also made capacity breakthroughs across expanding applications. China continued building on this momentum in 2023, with new energy storage installations further accelerating to 21.5 GW, accounting for over half of global additions. Lithium-ion and emerging storage technologies continued to reach capacity milestones in diversified use cases.

Against the backdrop of achieving carbon neutrality, the proportion of sustainable energy sources, including solar and wind energy, is expected to significantly increase in the future. However, these energy sources are intermittent and highly influenced by climate and seasonal changes, resulting in strong volatility. In this regard, energy storage systems ensure the stability of sustainable energy supply through the storage and release of energy, and can provide services such as peak shaving, frequency regulation, and distribution support for the power grid. Therefore, as one of the key supporting technologies to achieve the goals of curbing carbon emissions and achieving carbon neutrality, the importance of energy storage is growing day by day. Governments worldwide are stepping up their policies and implementing multiple measures in the field of energy storage:

●	China. China has proposed to strive for peaking its CO2 emissions before 2030 and carbon neutrality before 2060. As part of such efforts, China aims to have the total installed capacity of wind and solar power generation exceeding 1.2 billion kilowatts by 2030. Provincial governments have introduced mandatory energy storage allocation policies, with allocation ratios ranging from 8% to 30% and allocation durations ranging from 2 to 4 hours.

●	United States: Pathways to Net-Zero Greenhouse Gas Emissions by 2050, released by the United States, proposes the goal of achieving 100% clean electricity by 2035, and the Long Duration Storage Shot, announced in 2021, aims to reduce system costs for energy storage exceeding 10 hours by more than 90% within 10 years. The U.S. Department of Energy has budgeted $11.6 billion to address technological barriers for the Energy Storage Grand Challenge.

●	European Union: The EU has released the EU Solar Strategy, encouraging member states to establish a strong support framework for rooftop photovoltaic systems, including integrated utilization of facilities such as energy storage and heat pumps.

The market share of electrochemical energy storage, represented by lithium-ion batteries, has rapidly increased from less than 1% in 2017 to approximately 20% in 2022, making it the most widely used and promising energy storage technology. According to a Frost & Sullivan report, in the future, with policy support from governments around the world and the development of energy storage technology, it is expected that the global installed capacity of new electrochemical energy storage will increase from 69.0GWh in 2022 to 652.4GWh in 2027, with a compound annual growth rate of 56.7%. As a result, it is estimated that the global market for new electrochemical energy storage will grow from $14.2 billion in 2022 to $130.4 billion in 2027.

Our Solution

We mainly sell lithium-ion power battery products to customers, and we expect to sell energy storage battery products in the future.

Power Batteries

Our power battery products can be widely used in electric vehicles, including commercial vehicles (such as buses, trucks, etc.) and special vehicles (such as forklifts) and other engineering machinery.

Our power battery products are produced and sold in the form of battery cells, battery modules and battery packs according to customer needs.

●	The battery cell is the basic unit device that converts chemical energy and electrical energy into each other. It is the core and smallest unit that plays a role in the product. It mainly includes negative electrode, positive electrode, separator, electrolyte and shell components.

●	The battery module combines more than one battery cell and is resistant to external impact, heat and vibration.

●	The battery pack is composed of multiple cells or battery modules, as well as various control and protection systems such as battery management systems and temperature management systems. This product is installed on electric vehicles and construction machinery as a power source, obtaining electric energy from the outside and outputting electric energy to the outside.

We provide customized high-power power battery solutions. According to the customer’s operational application requirements, we provide a variety of battery chemical compositions and offer customers a variety of different battery solutions, including lithium iron phosphate (LFP) as well as ultra-high power versions and regular high power versions of nickel, manganese, and cobalt.

Lithium iron phosphate batteries refer to lithium-ion batteries with lithium iron phosphate (LiFePO4) as the positive electrode material. Ternary lithium batteries refer to lithium-ion batteries that use nickel cobalt aluminum (NCA) or nickel cobalt manganese (NCM) as cathode materials.

The primary differences between lithium iron phosphate batteries and ternary lithium batteries are as follows:

●	Raw material required to produce lithium iron phosphate batteries are more abundant than ternary lithium-ion batteries (containing cobalt, which is a precious and rare mineral).

●	Lithium iron phosphate batteries are cheaper to produce than ternary lithium-ion batteries and more suitable for the needs of the mid-to-low-end market.

●	Ternary lithium-ion batteries have a higher energy density than lithium iron phosphate batteries, and have a larger capacity in the same battery space. Ternary lithium materials have a high specific capacity and operating voltage, which allows the individual energy density of ternary lithium batteries to reach around 180Wh/kg. After grouping, the energy density can reach around 110Wh/kg, which is much higher than the 120Wh/kg and 80Wh/kg of lithium iron phosphate batteries. This means that under the same volume and weight, ternary lithium batteries can store more electricity, improving range and performance. In terms of environmental temperature adaptation and stability, lithium iron phosphate batteries outperform ternary polymer lithium-ion batteries.

●	The charging and discharging efficiency of ternary lithium batteries is generally around 90%, while that of lithium iron phosphate batteries is only around 80%. This means that ternary lithium batteries will lose less energy during charging and discharging, improving their range and charging speed.

Each type of battery has its own advantages and is suitable for different application scenarios and needs. If more attention is paid to safety and long life, lithium iron phosphate batteries may be more suitable; and if higher energy density and faster charging speed is required, ternary lithium batteries may be a better choice.

According to different customer needs, we provide different models of battery products, with the main parameter ranges as follows:

Main Indicators	Parameter Range
Capacity	16-48 Ah
Charging Rate	5-10C
Discharge Rate	5-12C
Cycle Life	3000+ times (under 25℃ 1C100% soc)
Energy Density	90-130 Wh/kg

In addition, our compartment-type liquid cooling standard box is made of aluminum alloy material, which has strong plasticity, good corrosion resistance and high protection level, which can extend the battery service life, and can be customized according to the special needs of customers and sized to match customers’ usage scenarios in different products.

We have been committed to developing fast charging and discharging, long-lifespan, and high safety battery technologies. We have also developed a technology for producing high-power battery systems with competitive advantages over other systems by vertically integrating battery cells and manufacturing battery pack systems.

The ultra-fast charging capability of our battery system means that commercial electric vehicles equipped with our batteries only need to charge for 10 to 30 minutes (depending on the chemical composition of the battery) to meet a full day’s electricity needs. In buses and port vehicles, this allows for a single charge on each loop or multiple loops they travel on. In contrast, electric buses equipped with certain competitor technologies require overnight charging to store enough energy to run all day. In addition, the lifespan of our battery system matches that of commercial vehicles, thus avoiding the need to replace batteries during the vehicle’s lifespan. The high energy density and high-power discharge characteristics of our battery system make it an ideal choice for trucks.

Energy Storage Systems

Currently, the energy storage market is in a rapid development stage. Capitalizing on this market opportunity, Elong has quickly entered the energy storage market with mature and leading BMS technology, EMS technology, and PACK technology (assembling battery modules into battery packs). In terms of battery cell materials, we use lithium iron phosphate material with a higher ignition point and better safety. We also reduce side reactions during the use of the battery cell through positive and negative electrode technology. In terms of structural design, we adopted an independently patented integrated injection molded structural cover plate with a streamlined structure and strong overcurrent capability, ensuring stable structural performance throughout the lifecycle. In addition, the product has been validated through multiple safety tests, including thermal runaway, puncture, compression and drop tests. The safety of battery cells is crucial to the energy storage system. Leveraging our leading advantages and rich experience in the field of power batteries, Elong has the full-stack technology and production capacity to build energy storage core components. We are able to control safety risks in all technical aspects of the entire energy storage product chain, including cell material formulation, cell design, electrical safety design, BMS design, and fire protection pipeline design. Our goal is to become a leading provider of full industry chain solutions in the domestic energy storage industry.

Our energy storage system is based on electrochemical energy storage. Electrochemical energy storage is a technology that stores energy through chemical reactions and releases it when needed. This energy storage technology is currently widely used. The materials for electrochemical energy storage mainly include lithium-ion batteries, sodium ion batteries, and lead-acid batteries, among others. These materials can store a large amount of energy in chemical reactions and have a long service life. Lithium-ion batteries are widely used in fields such as electric vehicles and mobile phones due to their high energy density and long cycle life. Lithium-ion batteries have been widely used in energy storage systems due to their low cost.

Differences in electrochemical energy storage systems mainly lie in their energy storage method and energy storage scale. Shared energy storage refers to the connection of energy storage systems to the power grid in order to release stored energy during peak electricity demand and balance grid loads. Government and commercial energy storage refers to the use of energy storage technology by the government or commercial institutions to store renewable energy such as solar or wind energy, and release it for power supply when needed. Household energy storage refers to the use of energy storage technology by individuals or households to store renewable energy such as solar energy to meet daily electricity needs. Shared energy storage plays an important role in power grid peak shaving, backup power, and energy quality improvement, which can enhance the stability and reliability of the power grid. Government and commercial energy storage can help governments and commercial institutions better utilize renewable energy, reduce energy costs, and reduce dependence on fossil fuels. Household energy storage can help individuals or households better utilize renewable energy sources such as solar energy, reduce electricity costs, and reduce consumption of traditional energy.

Our energy storage products are expected to be used in China wind and solar energy storage projects, overseas multi-scenario energy storage projects, domestic industrial parks, and building energy storage projects. They have a number of advantages, including user friendliness, smooth power output, peak shaving and valley filling, and participation in power grid auxiliary services. Our BMS has a high-precision signal acquisition function (cell voltage, cell temperature, battery pack terminal voltage, battery pack current, etc.), as well as protection functions such as overcharging, over discharging, short circuit, etc., to achieve balanced management of the battery pack, battery capacity and health diagnosis (state of charge/state of health) calculation, ensuring the safe operation of the battery system. Our intelligent energy storage system has the ability to collaborate in different scenarios, and can adaptively adjust the SOC window of battery system charging and discharging according to the application scenarios (frequency regulation, peak shaving, etc.) of the energy storage system. This maximizes the battery system’s lifespan while ensuring the requirements of the scenario application. In addition, the BMS innovatively adopts a diverse communication structure, allowing any battery cluster BMS to serve as the communication host between the battery pack BMS and the energy storage converter, data network, and control network, achieving one master and multiple backups of the BMS, thereby avoiding the risk of system failure caused by a single BMS host and improving system reliability. The following are some of the advantages of the BMS:

●	Higher energy density and longer cycle life: Our new generation of liquid cooled smart energy storage products are equipped with large capacity 315Ah battery cells, with more than 10,000 cycles, improving the total discharge capacity of energy storage equipment throughout its lifecycle and reducing electricity costs by approximately 30%. The highly integrated system design further enhances the energy density of individual energy storage containers to 290kWh/m2, achieving improvements in both energy density and cycle life. It also contains tailored coke technology for negative electrodes, reducing surface lithium consumption of materials, continuously improving the dynamic performance of materials, and extending the cycle life of battery cells. In addition, the innovatively developed lithium replenishment and slow-release technology can achieve long-term stable lithium loss compensation throughout the battery’s entire life cycle.

●	Intelligent temperature control technology reduces auxiliary power consumption and improves system charging and discharging efficiency: We are one of the earliest manufacturers in the industry to introduce liquid cooling technology. Through patented parallel pipeline flow distribution technology, we can accurately control the flow deviation of the energy storage system, control the average temperature difference of the cells in the battery pack within 3 ° C, and effectively improve battery consistency. This also allows us to slow down the attenuation of battery cells, thereby improving the service life of the system and further reducing the cost of life cycle electricity.

●	Wide temperature range: For low-temperature operating environments, the freezing point of the coolant can reach -45 ℃ with a standard heater. Our BMS has low-temperature control logic to monitor the temperature of the battery cells and the outlet water temperature of the water-cooled unit in real time. The BMS automatically starts the heater when the temperature is below a certain threshold, and charge and discharge management can only be carried out after reaching the starting temperature of the battery cell, ensuring safe and stable operation. The insulation performance of liquid cooled products is also significantly improved when compared to air cooled products. Low temperature environmental tests have shown that under ambient temperature conditions of -40 ° C, after being fully charged and discharged, the battery cell temperature drops to -38 ° C after 80 hours of rest, demonstrating good insulation performance.

Our lithium iron phosphate electrochemical energy storage system, with its efficient charging and discharging characteristics, can increase the flexibility of the power system. On the power side, it helps solve the fluctuations in new energy stations, improve the consumption of new energy, and provide auxiliary services such as frequency regulation and peak shaving. On the user side, functions such as peak shaving and valley filling improve power supply reliability.

Our electrochemical energy storage system uses lithium iron phosphate battery energy storage technology, and each set of energy storage units includes a complete lithium iron phosphate battery, BMS, PCS, boost system, and energy storage management system. The energy storage system adopts multiple sets of energy storage units in parallel with the high-voltage side ring network, connected to the 35kV electrical interval of the booster station, to achieve energy storage and feedback.

Our Competitive Advantages

General

We believe our technology and battery system have the following advantages over commonly used battery systems:

Ultra-fast charging/discharging capability

We have conducted research and development in key areas such as high safety critical materials, high energy density critical materials, fast charging battery critical materials and application technologies for high-power lithium-ion power batteries, and have accumulated technical strength in the manufacturing of high-power lithium-ion power batteries. The core technologies include ultra-fast charging lithium-ion power battery technology, ultra-high power versions, and ordinary high-power ternary lithium-ion power battery technology.

Based on the selected battery chemical composition, we can provide a battery solution that can charge 80% between 9 and 30 minutes, which has a significant efficiency advantage compared to commonly used battery systems. Our battery system’s ultra-fast charging capability significantly enhances the mobility of electric vehicles and can accelerate consumer adoption of electric vehicles, especially commercial vehicles. The latest generation of ultra-high power version batteries can charge 80% in 9 minutes, while providing energy densities of up to 300 Wh/l and 100 Wh/kg. Such ultra-fast charging capabilities and longer battery lifespan can meet the diverse vehicle design requirements of our OEM customers. Our regular high-power version of the product can charge 80% in 24 minutes.

Long battery lifespan

Based on the selected chemical composition of the battery, we can provide a battery solution with a lifespan of up to 30,000 charging/discharging cycles. Longer battery lifespan allows the lifespan of our battery system to match the lifespan of the vehicle in which the system is installed, eliminating the need for battery replacement and reducing the total cost of ownership for customers.

Enhanced safety margins

We strive to improve the safety of our products by using carefully selected battery components. Our polymer batteries have structural safety advantages compared to other batteries, with sound thermal stability, the ability to operate over a wide temperature range, and a lower risk of internal short circuits and fire related hazards. For products that require higher energy density, we manufacture battery components, ceramic separators, and high-power negative electrodes that can be applied individually or together in certain current and future products to improve product safety and rate performance.

Our positioning is precise and reasonable, in line with industry development trends

We engage mainly in the research and development, production, and sales of high-power polymer lithium-ion batteries. These types of batteries can compensate for the shortcomings of square aluminum shell lithium-ion power batteries in terms of performance. Polymer lithium batteries are lighter, thinner, and have a larger capacity, making them more suitable for high rate discharge scenarios. Due to these advantages, the market application of high-power lithium-ion power batteries has been expanding in recent years and has become the main approach for high-power applications in commercial vehicles. In the coming years, we believe it will further expand its market share with the trend of electrification in the commercial vehicle market.

We have a diverse product portfolio, including ultra-high power batteries, high-power batteries and energy storage batteries. According to market demand, we have a product focus on the 26-100Ah high-power lithium-ion power batteries. We also focus on developing customized lithium-ion power batteries with higher energy density, higher safety, and lighter weight. Customer demand is prioritized, service quality is emphasized, and industry development is followed.

High quality service, customized production and fast response capability

Due to the demanding requirements of high-power lithium-ion power battery customers, a high level of customer service is required. We have years of experience addressing customers’ needs in terms of product quality, production capacity guarantee and delivery time. Customer loyalty continues to increase, enabling us to achieve sustainable development and maintain core competitiveness. With our technological innovation advantages, precise market layout, and solid market reputation, our products are widely used in terminal products of several well-known brands, including Yutong Bus, Higher Bus, Beiqi Foton Bus, Shandong Lingong, Shaanxi Tongli, Hangzhou Shenju, Suzhou Green Control, Hunan Sany and Zoomlion Heavy Industry, among other well-known domestic and foreign brands.

Experienced management team

Our company boasts an experienced management team with long tenures in relevant industries and strong technical backgrounds. Our CEO and Chairwoman, Xiaodan Liu, has held leadership roles at investment and high technology companies focused since 2012, with over 20 years management experience. Jingdong Qu, who will become our Executive Director as of the Closing, brings over 10 years of experience as chairman of an investment fund and over 5 years of experience in leadership roles at electronics companies. Our diverse and accomplished team positions our company with seasoned leadership and industry-specific knowledge across critical areas of operations, finance and technology.

Vertical integration from battery cell development to battery pack system manufacturing

We have adopted a customer-oriented product development approach and provide highly customized solutions. Our vertical integration strategy further enhances our competitiveness, extending from core battery chemistry to application technologies such as battery management systems and other power control electronic devices. Our vertical integration capability is supported by our research and design capabilities throughout the entire battery system, as well as established internal manufacturing capabilities. This vertical integration capability enables us to flexibly manage the supply and cost of critical materials for internal production. We believe that we are one of the few leading battery solution providers capable of providing highly customized battery systems and addressing a range of battery material, manufacturing, application engineering, and design issues. The ability to closely and positively collaborate with partners and customers throughout the entire design process enables us to better understand their needs and customize our products according to their specific requirements.

Our vertical integration also makes the development process of new technologies and products faster and more coordinated. It also ensures better quality and cost control during the manufacturing process. In addition, by managing every design step from battery chemistry to power systems, we can better protect our intellectual property and proprietary technology.

Battery Energy Storage Systems

We believe our smart energy storage products have the following advantages:

Mastering the core technology and data of battery cells, ensuring stable and controllable production capacity and supply chain

Our energy storage dedicated battery cells benefit from our research and development, manufacturing experience, and quality system advantages in the field of power batteries, and we can provide full lifecycle management from cell research and development, process production, system integration design, and operational data.

Our battery cells have low internal resistance, low heat generation, long cycle life (system life >6,000 cycles), high safety (no smoke, no fire, no explosion when punctured), and combined with the advanced 1500V DC system, can fully leverage the advantages of high capacity density and small footprint of the smart liquid cooled energy storage product. We have control over the entire process of feeding, production, and testing of self-developed battery cells, providing a data foundation for the consistent matching of energy storage systems and ensuring the consistency of batteries in the energy storage system before leaving the factory.

Industry leading modular liquid cooling products that comprehensively enhance flexibility and safety, significantly reducing investment costs.

We have developed modular liquid cooling products with smaller footprint, higher battery capacity density, and stronger cooling capacity to meet the high requirements for user side energy storage access point capacity and layout flexibility. The particle size of a single module is 0.4MWh, allowing the modules to be combined into batteries with different capacities and physical arrangements. Our smart liquid cooling products reduce the total floor area by about 50%, significantly reducing civil engineering and cable costs, as well as total project cost. Modular design can also support overall transportation, facilitate on-site installation, reduce maintenance difficulties caused by customization and diversity, and enhance the universality of spare parts.

Our liquid cooling products use a cell level liquid cooling and thermal management system, which can accurately control the temperature difference between cells within 3 ℃, control the consistency of cell usage, and improve system life by more than 20%. By incorporating intelligent temperature control technology, the overall energy consumption is reduced by about 20%.

Facing complex application scenarios, our smart liquid cooled energy storage products are equipped with a “strong” shell, which can operate normally in areas with temperatures ranging from -40 ℃ to +50 ℃, and adapt to harsh high and low temperatures, high humidity, high salt spray, and wind and sand environmental requirements.

In terms of safety, liquid cooling products have undergone comprehensive upgrades to meet the current strict national requirements for energy storage fire safety, adopting advanced and more effective fully fluorinated ketone fire extinguishing agents, as well as battery pack level distributed fire protection design. Each battery pack is equipped with 26 cell temperature measurement points, temperature sensors, smoke sensors, and composite gas sensors to achieve precise detection. The fire protection branch pipe and nozzle achieve directional spraying for each battery pack. In addition, considering that electrochemical energy storage fires have a certain probability of reignition, the liquid cooled product fire protection system is configured with fire monitoring and analysis, multiple spraying designs, and multiple spraying programs, in order to comprehensively suppress the initial fire and any potential reignition.

Our Strategy

Our strategy is to market our competitive product portfolio globally. We plan to focus our sales and marketing efforts for battery solutions on commercial vehicles and energy storage customers. We believe our vertical integration and high-performance technology allow us to meet the challenging and diverse requirements of these customers. At present, we are focusing on the Chinese commercial vehicle market. After the completion of the Business Combination, we intend to expand our business globally, especially in the Southeast Asian market, and further increase our presence in the energy storage market.

When choosing products, the total operating cost is a crucial factor for customers of commercial electric vehicles and energy storage systems. In order to maintain our position in the market, we intend to continue to invest in the research and development of high-performance battery technology and seek new innovations to further reduce costs. The improvement of battery system solutions involves ongoing development of new battery units and modules, and increasing the energy density of existing batteries.

Our main products are widely used in EVs with high-power demands and in energy storage products. With the continuous growth of mid-to-high-end customers in the EV market, EV owners have increasingly demanding requirements for the routine performance and reliability of lithium battery products. We believe building an R&D platform that integrates technology research and project implementation is crucial to helping us maintain the desirability of our products and improve our overall efficiency and competitiveness.

Some of our production equipment and lines are fully automated. Automated production can improve production efficiency, product consistency and output, while achieving economies of scale and reducing production costs. We intend to increase our reliance on automated production in the future.

Quality and Safety Control

Our batteries have passed quality and safety control tests conducted by the National Automobile Quality Supervision and Inspection Center in accordance with the QC/T 743-2006 standard. The National Automobile Quality Supervision and Inspection Center is a non-governmental entity recognized for verifying certain Chinese government quality and safety control standards.

In June 2015 and October 2016, we were certified by a third-party certification agency, Shanghai NQA Certification Co., Ltd., and obtained ISO 9001:2008 and ISO/TS16949: 2009 management system certification certificates (ISO/TS16949 is a quality management standard requirement for automotive industry suppliers). In July 2015, we obtained the GB/T24001-2004/ISO14001:2004 Environmental Management Body Certification and GB/T28001-2011/0HSAS18001:2007 (ISO45001) Occupational Health and Safety Management System Certification from a third-party certification agency, the Environmental Communication Certification Center Co., Ltd. In June 2018, we obtained the Beijing Hyde GB/T27922-2011 Service Certification five-star certificate. These certifications were expired and are under the process of renewal.

Additionally, we have obtained the UN38.3 safety certification for lithium-ion batteries, allowing our batteries to be shipped by sea.

Patents and Other Intellectual Property Rights

To protect our intellectual property rights, we use a combination of trade secret protection, copyright and trademark applications, patent registration, confidentiality clauses, and contractual commitments, along with various other methods. All employees, consultants, and business partners involved in the development of, or otherwise with access to, our intellectual property are required to sign confidentiality agreements.

As of the date of this annual report, we had a total of 38 authorized patents in China, including 6 invention patents and 32 utility model patents.

Research and Development

The technology required in the field of high-power batteries and energy storage batteries covers multiple disciplines, not only involving various research achievements and technological innovations in the field of electrochemistry, but also involving multiple technologies such as cell design, structural engineering, and electronic design. Meanwhile, in different application fields, many battery products require research and development, design, and production tailored to the specific needs of different customers, such as ultra-high power discharge, ultra-fast charging, and long cycle energy storage batteries. Therefore, companies that produce these types of batteries are required to have a strong R&D division.

We have established a comprehensive R&D organizational system, attaching great importance to the R&D of front-end new materials, optimization of production equipment and processes, and customer demand oriented application development. On the basis of integrating multiple products, advancing the development of future product technologies, supporting future product strategies, and providing a design system with high reliability, high performance, and easy scalability for product design, our process reengineering and equipment transformation is carried out for internal production processes, emphasizing cost reduction and consumption reduction, and improving production efficiency.

In terms of new material research and development, we continue to explore and optimize the front-end new materials and strive to develop key materials and technologies for future product needs in advance. Currently, we are closely monitoring the development and application progress of sodium ion battery materials and lithium iron manganese phosphate. Additionally, we focus on the research and development of high-energy density silicon carbon negative electrode materials, low-temperature long cycle electrolyte, high rate charge/discharge, and low resistance, high conductivity positive electrode material, in addition to the research on non-primary materials such as binders and current collectors.

In terms of production equipment and processes, we have established an engineering department responsible for continuous optimization of production processes in an effort to reduce costs and consumption, and enhance production efficiency. We have been integrating automation equipment technology to enhance the profitability. We also collaborate with equipment suppliers to automate and upgrade the equipment, providing us with process capabilities to improve product quality and production efficiency.

In terms of application development, targeted research and development of products are carried out according to the technical indicators and product specifications proposed by customers. Product development provides mature and comprehensive battery products and solutions to customers and the market based on the application scenarios, performance requirements and usage patterns of the target product.

Our R&D process strictly follows the TS16949 process for product development (which is the globally recognized quality management standard for the automotive industry), including R&D planning, project initiation, design implementation, review, verification, and confirmation. The personnel involved in product development form project teams, organized by the project manager or project engineer to oversee the development progress of new products. The development output of each stage undergoes rigorous review, including documentation, drawings, standards, sample appearance inspection, sample routine performance testing, sample reliability testing, sample environmental protection testing, process design, quality control points and failure mode analysis. Only after passing such review can it enter small-scale trial production. The development phase is considered complete only after the validation and confirmation of research and development results through sample and trial production in large quantities.

We conduct a technical feasibility assessment based on customer needs and research and development plans. After the review is approved, the project team initiates a project to apply for development and sampling, and sends samples to the customer for testing and confirmation. After the testing is passed, we conduct internal trial production and process review to confirm the feasibility of product batch production. After the trial production is passed, mass production is carried out according to market demand, and ultimately the customer’s project development is completed.

We have implemented a research and development model mainly based on independent research and development, supplemented by cooperative research and development. This research and development model is conducive to our use of external resources to pursue a path of combining production, learning, and research. We have established cooperative relationships with institutions such as Beijing Institute of Technology, and adjusted its research and development direction based on market demand through customer surveys and interviews.

The focus of our research, development, and engineering is on developing new battery solutions and continuously improving the performance of existing battery systems. Battery systems are designed by targeting specific performance indicators, such as energy density, power density and specific power, charging rate capability, cycle life, throughput energy, and various safety and abuse tolerance indicators.

We have established a dedicated technology center responsible for material development, battery development, product development, BMS technology, pack manufacturing, future technology development, testing simulation and analysis, and intellectual property. The research and development work mainly focuses on the following areas:

●	By developing key battery materials to improve energy density, power, lifespan, and safety: At the Ganzhou factory, we have made significant efforts in developing low-cost, high-performance new positive and negative electrode materials with the focus on the application development of these material products to reduce the cost of existing products. These low-cost, high-performance new positive and negative electrode materials will be validated in strict accordance with the system requirements of sample testing, small batch testing, and gradually scaled up batch testing in the laboratory and production line before being transferred to our large-scale production facilities.

●	Battery safety: With the increase of battery energy density, new safety solutions are needed for batteries. we focus on studying the root causes of safety incidents, and then combine verification in electrolytes, positive electrodes, negative electrodes, or separators to address these issues. At the same time, as an exploration of a new field of battery safety, we have actively conducted technical layout and research on the safety issues of new solid-state electrolyte systems.

●	New battery application development: For the market expansion, we have been testing and developing batteries for emerging applications that typically have different requirements than electric vehicles. Generally speaking, new application development requires specific specifications to significantly improve without sacrificing too much performance or cost to make changes. An example topic area is 40 ° C ultra-low temperature batteries, which is challenging for traditional materials, but can be achieved through optimization of electrolyte formula and particle conductivity of negative and positive electrode materials.

●	Process development and scaling: We continue to seek new materials and processes to enhance our battery’s competitive advantage in the market through performance or cost. Once the new technology shows promise, sample enlargement will be carried out and pilot factory processes may be conducted to fully evaluate processing economy and material performance.

●	Improve electrical, mechanical, and thermal design: Physical battery design is an important consideration for the scalability, durability, cooling, and abuse resistance of lithium-ion batteries, especially those used in large high-power battery systems. We have developed and will continue to develop innovative structures for battery modules and battery packs.

●	Improve battery system level design: We develop battery systems that can be used by numerous customers and collaborate with them to develop customized battery systems for specific applications. In addition, hawse have been developing control strategies and other systems to manage energy storage units on a grid scale.

We believe that our ability to provide higher performance batteries and battery systems depends on the rapid and effective transfer of the technology developed in our research and development laboratory to large-scale production facilities. Therefore, we have retained small-scale trial production line facilities to provide sufficient validation resources for small batch and multi batch validation.

Sales and marketing

We sell our products to many of the principal consumers of high-power power batteries in China, mainly commercial vehicle manufacturers and engineering machinery equipment manufacturers. We have established a strong market reputation in the industry through industry-leading products and a comprehensive after-sales service system. Additionally, we believe that our management team has a strong understanding of market trends and market opportunities.

We employ a direct sales model for product sales, and have a dedicated sales team to communicate with customers. After receiving a customer’s purchase order, the sales team will work closely with the technical and production operations teams to analyze customer needs, develop solutions, and complete product design, production, and delivery. The overall R&D system is based on the standard R&D requirements of the automotive industry, with a comprehensive R&D project initiation, project planning, project management, project implementation, and standardized and procedural R&D mechanisms. We have also established a comprehensive project tracking and management plan to ensure the orderly execution of R&D projects and the efficient output of R&D results. After years of deep cultivation in the research and development industry, as well as sufficient intellectual property development and protection mechanisms, we have accumulated extensive industry experience in professional fields and formed thousands of industry-leading product technology libraries, providing a stable foundation for product design, technical solutions, and production processes tailored to different customer requirements, which allows us to fully meet the needs of customers with higher standards and quality requirements.

Our Production

Our raw material procurement is mainly based on the production plan. The production material control department predicts market demand trends and reviews sales order information provided by the sales department, and then formulates a procurement plan based on the actual production material inventory and production capacity. The R&D department strictly controls the quality of raw materials and advises the procurement department based on its trial production results or mass production situation. For commonly used materials, the procurement department selects several suppliers from Elong’s Qualified Supplier List, conducts multiple rounds of inquiry and price comparison, and finally determines the most suitable supplier to place a purchase order in the ERP system. For new materials, the procurement department searches for suppliers who can supply the new material from the existing qualified supplier list, or seeks and develops new material suppliers. After conducting sample testing, supplier review, price confirmation, and other work, we ultimately select suitable suppliers.

We have established a strict supplier management system, comprehensively evaluating supplier costs, quality, delivery time, response speed, quality assurance and service level, and attach great importance to the environmental protection and safety of raw materials. Suppliers are required to provide environmental testing reports for raw materials, and MSDS reports (chemical safety instructions) are required for chemicals. We review, assess, and evaluate suppliers every year, and move away from suppliers who fail the assessment, ensure two or more qualified suppliers for major raw materials, and choose one supplier for each type of raw material for long-term cooperation, ensuring stable raw material quality, timely supply speed, and optimal cost-effectiveness. Additionally, this system can reduce order delivery risks and save procurement costs. Due to this strict supplier development process and management system, our main raw material suppliers tend to be listed companies or well-known manufacturers in the lithium battery industry.

Legal Proceedings

From time to time, we may become involved in litigation, claims, and proceedings. Legal proceedings are subject to inherent uncertainties, and an unfavorable outcome might include monetary damages. Verdicts involving significant damages can result from litigation. Although we have insurance for certain potential risks, any such verdicts, or settlements of any underlying claims, could result in a material adverse impact on our business, financial position, results of operations, and/or cash flows.

In 2021, a user filed a lawsuit in Xianning against one of the Company’s customers and the Company. On May 19, 2022, the court ordered the Company to pay RMB7.46 million ($1.2 million) (the “Initial Amount”) plus RMB1,000 ($145) per day per vehicle from March 1, 2022 until all vehicles were in normal operation, with an estimated aggregate amount of approximately RMB39.0 million ($5.4 million) (the “Additional Amount”). The Company accrued a liability for the RMB7.46 million Initial Amount but did not accrue the Additional Amount, as it was considered reasonably possible but not probable. Subsequently, certain shareholders were added as enforcement parties for the Initial Amount, and their request for exclusion was rejected by the court. The Company filed an objection to enforcement, which was heard on April 3, 2025 but remains unresolved. The Company has withdrawn its appeal against the entire case but is preparing to appeal with respect to the Additional Amount, while negotiations on that portion are ongoing.

In November 2022, a customer sued Huizhou Yipeng, a subsidiary of the Company, in Jiangsu Province, seeking RMB2.5 million ($0.4 million) in unpaid amounts and RMB14.0 million ($2.1 million) in compensation. The Company accrued a liability for the RMB2.5 million but did not accrue for the RMB14.0 million, citing lack of legal support. Execution of the RMB2.5 million judgment is currently in process. The Company has withdrawn its appeal of the overall case but remains in negotiation regarding the RMB14.0 million claim and is preparing to appeal that portion.

On March 7, 2024, a customer filed a lawsuit in Zhengzhou, Henan Province against Huizhou Yipeng and Elong Power (Ganzhou), both subsidiaries of the Company, demanding RMB13.08 million ($1.8 million) in damages for alleged product quality issues. The Company disclosed but did not accrue for the potential loss, as it was deemed reasonably possible but not probable. On December 3, 2024, the court ruled that Huizhou Yipeng must pay a battery replacement fee of RMB2.98 million ($415,000) and other fees totaling RMB162,000 ($23,000), while dismissing the remaining claims.

Government Regulations Applicable to Our Business

Elong operates substantially all of its business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including but not limited to the SAFE, the MOFCOM, the NDRC, the SAMR, formerly known as the State Administration for Industry and Commerce of the PRC (the “SAIC”), the Ministry of Industry and Information Technology of the PRC (the “MIIT”), and their respective authorized local counterparts.

This section sets forth a summary of the significant rules and regulations that affect our business activities in the PRC.

Regulations Relating to Electric Vehicle & Energy Storage System Lithium Battery Industries

There has been an intensive promulgation of regulations on electric vehicle batteries since 2013. Our business complies principally with a series of regulations on Electric vehicle batteries and new energy industry including the Conditions on the Regulation of Lithium-ion Battery Industry while regulations on the industry were gradually enhanced.

According to the Guiding Catalog for Industrial Restructuring (2011, revised in 2013 and 2024), which was promulgated by the NDRC on February 16, 2013 and was effective on May 1, 2013, all of Electric Vehicle & Energy Storage System Lithium-ion batteries, LFP for lithium-ion batteries and other cathode materials and lithium-ion battery automated production equipment manufacturing fell into the encouraged industries in the catalog and remain being encouraged according to the Guiding Catalog for Industrial Restructuring (2024) which was enacted on February 1, 2024.

In order to lead the common practice of the lithium battery industry, the MIIT has enacted the Management Measures of Standardization Announcement of Lithium Battery Industry on September 14, 2024 according to the Conditions on the Regulation of Lithium-ion Battery Industry, stimulating that the responsible departments of industry and information technology in each province, autonomous region and municipality directly under the Central Government are responsible for the acceptance, verification and submission of announcement applications for lithium battery industry enterprise in the region, and for supervising and checking the implementation of the standardization conditions. The MIIT is responsible for the management of the national lithium battery industry standardization announcement, the organization of reviewing, sampling, publishing and announcing of application materials recommended by responsible industrial departments in the provincial level, and for the dynamic management of list of standardization announcement of lithium battery industry.

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the PRC Company Law, which was amended and promulgated by the SCNPC on December 29, 2023 and came into effect on July 1, 2024 (the “Revised Company Law”) . The Revised Company Law further stipulates on the establishment and dissolution of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and corporate social responsibility. FIEs shall also be governed by the Revised Company Law, with exceptions as specified in foreign investment laws.

The Foreign Investment Law of the People’s Republic of China, or the PRC Foreign Investment Law, was promulgated by the National People’s Congress on March 15, 2019 and became effective on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. On December 26, 2019, the State Council promulgated the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China, or the FIE Implementing Regulation, which became effective on January 1, 2020 and replaced the implementation rules of each of the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The FIE Implementing Regulations strictly implements the legislative principles and purpose of the Foreign Investment Law, emphasizes promoting and protecting the foreign investment and refines the specific measures to be implemented. On the same day, the Supreme People’s Court issued the Interpretation on the Application of the Foreign Investment law of the PRC, effective as of January 1, 2020, which applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger and division of enterprises.

The PRC Foreign Investment Law and the FIE Implementing Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest. Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalogue of Industries for Foreign Investment, promulgated and as amended from time to time by MOFCOM and NDRC, which was later divided into two legal documents, including the Catalog of Industries for Encouraged Foreign Investment, or the Encouraged Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List. The current Encouraged Catalog was promulgated by MOFCOM and NDRC on October 26, 2022 and became effective on January 1, 2023 and the current Negative List is the 2024 Negative List, promulgated by MOFCOM and NDRC on September 6, 2024 and became effective on November 1, 2024, which has replaced the Special Administrative Measures for the Access of Foreign Investment (2021 Version) and serves as the main basis for the management and supervision of foreign investments in PRC. Foreign investment in those industries not set out on the 2024 Negative List is generally deemed as permitted unless specifically restricted or prohibited under other PRC laws. The Negative List is subject to review and update by the PRC government from time to time.

None of Elong’s businesses conducted by its PRC Subsidiaries are on the 2024 Negative List. Therefore, Elong is able to conduct its business through PRC Entities without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

Regulations Relating to Intellectual Property

Copyright

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, which became effective in June 1991 and was amended in 2001, 2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, a registration system has been established under the administration under the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued Measures for the Registration of Computer Software Copyright in February 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982, and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementing Regulations of the Trademark Law, which specified the requirements of applying for trademark registration and review.

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, starting from the application date.

Domain Names

In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”. The MIIT is in charge of the administration of PRC internet domain names and the domain name services follow a “first come, first file” principle.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but is subject to certain foreign exchange regulations for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013, SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, amended on October 10, 2018 and December 30, 2019, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment or SAFE Notice 13, promulgated by the SAFE on February 13, 2015 and effective on June 1, 2015, two administrative approval matters, including foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment, shall be reviewed and processed directly by banks. The SAFE and its local bureaus shall implement indirect supervision through the foreign exchange registration with banks for direct investment.

Pursuant to the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, promulgated on March 30, 2015 and effective on June 1, 2015, and was partially amended on December 30, 2019 and March 23, 2023, and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, promulgated on and effective June 9, 2016 and amended on December 4, 2023, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign-invested enterprises. Foreign exchange capital in a foreign-invested enterprise’s capital account, for which the monetary contribution has been confirmed by the SAFE (or for which the monetary contribution has been registered for account entry), may be settled at a bank as required by the actual management needs of the enterprise. The voluntary settlement ratio of foreign-invested enterprise’s foreign exchange capital projects has been temporarily set at 100%. The SAFE may make adjustments to the said ratio at appropriate times based on the status of the international balance of payments. In addition, foreign exchange earnings under capital projects and the Renminbi funds obtained from the exchange settlements thereof shall not be used by foreign-invested enterprises for the following purposes: (1) direct or indirect payments of expenditures exceeding its business scope or those being prohibited by the laws and regulations of the PRC; (2) direct or indirect uses in securities investments or investments other than capital-protected banking products (except as otherwise expressly provided); (3) issuance of loans to non-affiliated enterprises (excluding those that are expressly permitted within their business scope); and (4) construction or purchase of real estate not for personal use (except for real estate enterprises).

On January 26, 2017, the SAFE promulgated the Notice of the SAFE on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which took effect on the same day. This notice sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing forms, and audited financial statements before wiring foreign-invested enterprises’ foreign exchange distribution above $50,000, and strengthening genuineness and compliance verification of foreign direct investments.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 , pursuant to which, our PRC subsidiaries established in the pilot regions are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of the net asset of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loans within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. On December 4, 2023, the SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which, the pilot policies for facilitating cross-border financing are extended nationwide, qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium-sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of $10 million, such qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of $5 million..

On April 10, 2020, the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Offshore Investment

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles, or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (“Overseas SPV”), that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks. If a PRC shareholder holding interests in an Overseas SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that Overseas SPV may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiaries.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or the Current Foreign Debt Mechanism.

On January 12, 2017, the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Notice No. 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan and the outstanding cross-border financing of an enterprise shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing = the upper limit of risk weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 for enterprises, and the macro-prudential adjustment parameter shall be 1. The macro-prudential adjustment parameter was adjusted to 1.75 on January 13, 2025. Therefore, as of the date of this Annual Report, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 350% of its net assets.. The PBOC Notice No. 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Notice No. 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Current Foreign Debt Mechanism, or (ii) the Risk-Weighted Approach. Under the PBOC Notice No. 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this Annual Report, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future, and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

On January 5, 2023, the NDRC promulgated the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, or the Foreign Debts Measures, which became effective on February 10, 2023. For the purpose of the Foreign Debts Measures, medium and long-term foreign debts refer to debt instruments with a maturity of more than one year, denominated in Renminbi or a foreign currency, issued overseas by PRC enterprises and overseas enterprises or branches controlled by them, with the principal repaid and interest accrued as agreed. Enterprises shall, prior to the borrowing of foreign debts, complete the formalities of examination and registration and obtain the certificate of examination and registration. Those that have not completed examination and registration formalities are not allowed to borrow foreign debts. Pursuant to the Foreign Debts Measures, the requirement of the examination and registration formalities also apply to the indirect borrowing of medium and long-term foreign debts by domestic enterprises. The Foreign Debts Measures also provides that an enterprise whose principal business activities are conducted within the territory of China, issues bonds or borrows commercial loans overseas, in the name of an enterprise registered overseas, based on the equity, assets, earnings or other similar rights and interests of the domestic enterprise, shall be deemed as indirect borrowing of foreign debts overseas by domestic enterprises.

On December 4, 2023, the SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which, the pilot policies for facilitating cross-border financing are extended nationwide, qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium-sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of US $10 million, such qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of US $5 million.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and PRC Foreign Investment Law, the PRC Entities, as FIEs, are required to draw 10% of its after-tax profits each year, if any, to fund a statutory reserve, which may stop drawing its after-tax profits if the aggregate balance of the statutory reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the PRC EIT Law, which became effective in January 2008 with the latest amendment on December 29, 2018, the maximum tax rate for the withholding tax imposed on dividend payments from FIEs to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC EIT Law issued by the State Council on December 6, 2007 and was subsequently amended on April 23, 2019 and December 6, 2024. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Overseas Listings and M&A

On August 8, 2006, six Chinese regulatory agencies, including the MOFCOM, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV that is controlled by PRC companies or individuals and that has acquired PRC domestic companies’ equities with the SPV’s shares shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, among other requirements, for an issuer which is already listed, it should make filing in accordance with the Overseas Listing Trial Measures if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. Failure to comply with the filing requirements may result in fines, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons.. The Overseas Listing Trial Measures further provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures, which filing shall be submitted within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. Guidance for Application of Regulatory Rules - Overseas Offering and Listing No.1, promulgated by CSRC together with the Overseas Listing Trial Measures, provides that if a domestic enterprise completes an overseas offering through an overseas special purposes acquisition company, it shall submit the filing materials within three business days after such overseas special purposes acquisition company publicly announces such acquisition transaction.

Furthermore, on February 24, 2023, the CSRC revised the Archives Rules issued in 2009, and the revised Archives Rules came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Employment Contract Law of the People’s Republic of China, or the Employment Contract Law, effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which became effective immediately and interprets and supplements the provisions of the Employment Contract Law.

Under the Labor Contract Law, an employer shall limit the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. In January 2014, the Human Resources and Social Security issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers).

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Regulations Concerning the Collection and Payment of Social Insurance Premiums and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, enterprises in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

Regulations Relating to Consumer Rights Protection

The PRC Consumer Rights and Interests Protection Law, or PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to the PRC Consumer Protection Law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the PRC Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law, or the PRC EIT Law, was promulgated in March 2007 and was most recently amended in December 2018. The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law amended on December 6, 2024, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59, which became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7. Pursuant to the SAT Circular 7, an “Indirect Transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. It also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax, according to which for general VAT payers’ sales activities or imports that are subject to VAT at a current applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively, from April 1, 2019.

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the VAT Law of the PRC, which will become effective on January 1, 2026 and will replace the PRC Provisional Regulations on Value-added Tax. The VAT Law of the PRC provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%.

Regulations Relating to the Development of Construction Projects

According to the Urban and Rural Planning Law of the PRC promulgated by the SCNPC on October 28, 2007 and latest amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline or other engineering project within an urban or rural planning area.

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development (the “MOHURD”), on June 25, 2014 and implemented on October 25, 2014 and latest amended on March 30, 2021.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 4, 2000 and amended on October 19, 2009 and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by the MOHURD on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent department in the people’s government at or above county level where the project is located, for examination upon completion of building and for filing purpose; and to obtain the filing form for acceptance and examination upon completion of construction project.

Regulations Relating to Lease Property

Pursuant to the Law of the People’s Republic of China on the Administration of the Urban Real Estate, promulgated by the SCNPC on July 5, 1994 and last amended on August 26, 2019 and effective on January 1, 2020, in the lease of a house, the leaser and the lessee shall conclude a written lease contract defining such matters as the term, purpose and price of the lease, liability for repair, as well as other rights and obligations of both parties. They shall register the lease contract with the department of housing administration for the record. Pursuant to the Administrative Measures on Commodity Housing Leasing, issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and became effective on February 1, 2011, without complying with the registration requirement above, the leaser and the lessee may be imposed a fine by the governmental authorities.

Pursuant to the Administrative Measures on Urban Real Estate Mortgages, which was promulgated on May 9, 1997 and last amended on March 30, 2021, under the circumstance that a mortgagor, without authorization, leases mortgaged real estate to a third party, the relevant action will be considered to be invalid and the mortgagor shall be liable for the loss incurred by a third party.

Under the PRC Civil Code, where the lessee continues to use the leased property after the expiry of the lease term, and the lessor does not raise any objections, the original lease contract shall continue to be valid, but the lease will become a non-fixed term lease and may be rescinded at any time, provided that they notify the other party within a reasonable period of time in advance.

Regulations Relating to Product Quality

According to the PRC Product Quality Law (revised in 2018), manufacturers shall be responsible for the quality of their products. Product quality should meet the following requirements: (1) no unreasonable danger that endangers personal and property safety, and if there are national standards or industry standards that protect human health and personal and property safety, the standards should be met; (2) possesses the use performance that the product should possess, except for those flaws in which are clearly indicated; (3) conforms to the product standards indicated on the product or its packaging, and conforms to the quality status indicated by the product description, physical samples, etc.

Under the PRC Civil Code, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability, a customer who suffers injury from a defective product can claim damages from either the manufacturer or vendor of the defective product. And, where personal injury is caused by tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Civil Code.

Regulations Related to Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the SCNPC on June 29, 2002 with the latest amendment on June 10, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards.

Regulations Related to Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of manufacturing, construction or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Pursuant to the Regulations on the Administration of Environmental Protection of Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017 and the Interim Measures for Environmental Protection Acceptance Examination Upon Completion of Construction Projects promulgated by the former Ministry of Environmental Protection on November 20, 2017, the PRC implements a system to appraise the environmental impact of construction projects. The construction entity shall submit an environmental impact report or an environmental impact statement for approval prior to the commencement of the construction project, or an environmental impact registration form as required by the environmental protection administrative department of the State Council for record. In addition, after the completion of a construction project for which an environmental impact report or an environmental impact statement has been prepared, the construction entity shall, in accordance with the standards and procedures prescribed by the competent administrative department of environmental protection under the State Council, conduct acceptance checks on the supporting environmental protection facilities and prepare an acceptance report. For construction projects that are constructed in phases or put into production or use in phases, the corresponding environmental protection facilities shall be inspected and accepted in phases. The construction project can only be put into production or use after the completed supporting environmental protection facilities have passed the acceptance inspection. Facilities that have not been carried out or have not passed the acceptance examination shall not be put into production or use.

Regulations Related to Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008, April 23, 2019 and April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, amended on August 21, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters (approximately 26,910 square feet)) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Elong Power International Co, Limited (“Elong Power International”)	BVI	September 20, 2023	100%	Investment holding
Elong Power (Hong Kong) International Limited (Elong Power (Hong Kong))	Hong Kong	October 9, 2023	100%	Investment holding
Elong Power (Ganzhou) Co., Ltd.	Ganzhou, PRC	November 2, 2023	100%	Investment holding
Huizhou City Yipeng Energy Technology Co., Ltd. (“Huizhou Yipeng”)	Huizhou, PRC	January 26, 2014	100%	R&D and manufacturing of lithium-ion power batteries, lithium-ion power battery systems and their accessories
Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng”)	Ganzhou, PRC	May 28, 2018	100%	R&D and manufacturing of lithium-ion batteries, backup power supplies, energy storage systems and accessories.
Zibo Yipeng Energy & Technology Co., Ltd. (“Zibo Yipeng”)	Zibo, PRC	September 29, 2022	100%	R&D and manufacturing of battery spare parts and energy storage technology services
Elong Power (Beijing) Co., Ltd. (“Beijing Yipeng”)	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D
TMT Acquisition Corp (“TMT”)	Cayman Islands	July 6, 2021	100%	Investment holding

4.D. Property, Plant and Equipment

Facilities and Property

Intellectual Property

As of the date of this annual report, we had a total of 38 authorized patents in China, including 6 invention patents and 32 utility model patents.

Facilities

We have two offices and production plants located in Ganzhou and Zibo, China, both of which are leased properties. We believe our facilities are adequate for our present operations.

The premises in Ganzhou and Zibo are constructed by local government departments in accordance with the cooperation agreements. Based on these agreements, we will be able to use these premises to carry out production and operation activities in accordance with the agreements.

Ganzhou Factory

The Ganzhou premises include one research and development office building, three apartment and dormitory buildings, two production factories, two warehouse buildings, and other supporting facilities such as distribution rooms and fire control rooms. The total floor area is approximately 92,000 square meters.

We have purified and renovated the production workshop, built supporting sewage treatment systems, fire protection engineering and other facilities, and built 2 battery cell production lines and 2 PACK production lines, forming a production capacity from single cell manufacturing to the shipment of PACK battery pack products. In recent years, the factory has continuously increased production and expanded capacity. After the completion of the next planned expansion, it is expected to have an annual production capacity of 2.3GWh of battery cells. The Ganzhou factory has successfully passed certifications for IATF16949 quality system, ISO14001 environmental system, ISO45001 occupational health and safety system, and other systems. These certifications were expired and are under the process of renewal.

Zibo Factory

The independent factory building in Zibo includes office and production buildings, as well as other supporting facilities, such as distribution rooms and fire control rooms. The total floor area is approximately 15,000 square meters, used for manufacturing and office space. Currently, two battery PACK system production lines have been built, with a combined annual production capacity of 1GWh of lithium battery PACK systems. The factory will continue to expand through the construction of two more PACK production lines in the future. It is expected that once the planned expansion is completed, the Zibo factory will have the capacity to produce 3GWh of lithium battery PACK systems annually.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” and elsewhere in this annual report.

A. Operating Results

The following management’s discussion and analysis (this “MD&A”) provides information concerning our financial condition and results of operations for the year ended December 31, 2024, 2023 and 2022 and should be read in conjunction with our audited consolidated financial statements and the related notes included in this Annual Report. All terms used herein and not otherwise defined shall have the meanings ascribed to them in the Annual Report.

The following discussion contains forward-looking statements that reflect our plans, estimates, beliefs, and expectations about our future performance and other developments. The forward-looking statements are dependent upon various assumptions and are subject to numerous risks and uncertainties, many of which are outside our control. Our actual results and actual developments could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed elsewhere in our Annual Report, particularly in Item 3.D of the Annual Report, “Risk Factors,” and in the “Cautionary Note Regarding Forward-Looking Statements” set forth herein. In light of these assumptions and these risks and uncertainties, we caution you not to rely on these forward looking statements.

Overview

Business Combination

Elong is an exempted company with limited liability incorporated under the laws of the Cayman Islands. We carry out our business in China primarily through our PRC Entities. See “— Corporate History and Structure.” Through our operating subsidiaries, we are committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. We have a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system (“BMS”) development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. We offer advanced energy applications and full lifecycle services. Our product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

On November 21, 2024 (the “Closing Date”), Elong, TMT Acquisition Corp, a Cayman Islands exempted company and formerly a publicly-traded special purpose acquisition company (“TMT”), and ELong Power Inc., a Cayman Islands exempted company and formerly a wholly-owned subsidiary of Elong (“Merger Sub”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated February 29, 2024 (the “Business Combination Agreement”). The Business Combination was accomplished by way of the following transaction steps:

●	At the closing of the Business Combination (the “Closing”), Merger Sub merged with and into TMT (the “Merger”), with TMT continuing as the surviving entity and becoming a wholly owned subsidiary of Elong. At the effective time of the Merger (the “Effective Time”), (i) each ordinary share of TMT, par value $0.0001 per share (“TMT Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than TMT Excluded Shares and TMT Dissenting Shares (as each is defined below)) converted into one Class A ordinary share of Elong, par value $0.00001 per share (“Elong Class A Ordinary Share”), (ii) each right of TMT (“TMT Right”) issued and outstanding immediately prior to the Effective Time automatically converted in accordance with its terms into 2/10 of one TMT Ordinary Share, and then further converted into 2/10 of one Elong Class A Ordinary Share, and (iii) each unit of TMT, consisting of one TMT Ordinary Share and one TMT Right (“TMT Unit”), issued and outstanding immediately prior to the Effective Time automatically and mandatorily separated into its component parts and the TMT Ordinary Shares and TMT Rights included within such TMT Units automatically converted into Elong Class A Ordinary Shares as described above.

●	Prior to the Closing, Elong effectuated a share surrender (with an effect identical to that of a reverse share split) of the Elong Class A Ordinary Shares and Class B ordinary shares of Elong, par value $0.00001 per share (“Elong Class B Ordinary Shares” and collectively with the Elong Class A Ordinary Shares the “Elong Ordinary Shares”), such that, immediately thereafter, Elong had 45,000,000 Elong Ordinary Shares, consisting of 39,222,563 Elong Class A Ordinary Shares and 5,777,437 Elong Class B ordinary share of Elong, par value $0.00001 per share (“Elong Class B Ordinary Share”), issued and outstanding. All of the Elong Class B Ordinary Shares are held by Gracedan Co., Limited (the “Supporting Shareholder”). Because each Elong Class B Ordinary Share entitles the holder thereof to 50 votes on all matters subject to vote at general meetings of Elong, the Supporting Shareholder holds a majority of the total voting power of Elong following the Closing, as described herein.

●	Concurrently with the Closing, Elong consummated the PIPE Financing (as defined below), pursuant to a subscription agreement entered into by Elong and an accredited investor (the “PIPE Investor”) prior to the Closing, which provided for the purchase by the PIPE Investor of $7,000,000 in Elong Class A Ordinary Shares (the “PIPE Financing”). The PIPE Investor, together with 2TM Holding LP, a Delaware limited partnership and sponsor of TMT (the “Sponsor”), and the representative of the underwriters of TMT’s initial public offering (the “Representative”), also entered into the Amended and Restated Registration Rights Agreement with Elong, pursuant to which the Sponsor, the Representative and the PIPE Investors have customary registration rights, including three sets of demand rights and piggy-back rights, with respect to the shares of Elong Class A Ordinary Shares held by such parties following the consummation of the Business Combination.

●	At the Closing, the Supporting Shareholder deposited 300,000 Elong Class B Ordinary Shares (the “Indemnification Shares”) with Continental as escrow agent (the “Escrow Agent”), which shall be held in escrow as security for the Supporting Shareholder’s indemnification obligations on behalf of Elong and be subject to surrender and forfeiture under the terms of Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with the Escrow Agent (the “Indemnification Escrow Agreement”).

●	After the Closing, the Supporting Shareholder will be entitled to receive up to 9,000,000 Elong Class A Ordinary Shares (the “Earnout Shares”) solely upon the achievement of certain financial targets during the fiscal years ended December 31, 2024 and 2025 or upon the completion by Elong of certain change in control transactions, in each case in accordance with the terms of the Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with the Escrow Agent covering the treatment and release of the Earnout Shares (the “Earnout Escrow Agreement”).

As a result of the Business Combination, TMT became a wholly owned subsidiary of Elong, the security holders of TMT immediately prior to the Effective Time became security holders of Elong, and Elong became a public company listed on the Capital Market of The Nasdaq Stock Market LLC (“Nasadaq”).

Recent Developments

On May 18, 2024, a subsidiary of Elong entered into an energy storage equipment sales agreement, which became effective on May 30, 2024, with Nengjian Henan Urban Construction Engineering Co. The contract amount is RMB480,000,000 (USD 67,605,633) including tax. The delivery time for the equipment was initially set for not later than October 31, 2024, contingent upon the timing of the prepayment, which is currently under negotiation with the customer. The customer will pay 30% of the contract price within three months before the shipment of the equipment, 30% of the contract price within seven working days before the shipment of the equipment, and 30% of the contract price within seven working days after the equipment is installed and tested. An amount equal to 10% of the contract price will be reserved for 12 months as a quality guarantee deposit. The sales agreement includes other provisions customary for an agreement of its type. The project delivery was postponed due to the incomplete government approval documents of the customer. According to the latest communication with the customer, the delivery is now expected to be completed in 2025.

On June 12, 2024, a subsidiary of Elong entered into a battery pack sales agreement with Beijing Xinyuanhengyuan Technology Development Co., Ltd. which took effect on the same day. The contract amount is approximately RMB 80.5 million ($11.3 million) including tax. Under the contract, the customer shall pay approximately RMB 0.8 million ($0.1 million) (including a prepayment of RMB 0.3 million or $0.05 million) for a small batch of validation batteries. As of December 31, 2024, the Company has received a prepayment of RMB 0.2 million or USD 0.03 million. In 2024, the company delivered a total of 2 prototype units. After the customer confirmed the prototypes to be qualified, the customer will proceed with the procurement of the remaining batteries, which may be in multiple orders. The sales agreement includes other provisions customary for an agreement of its type.

On April 21, 2025, Elong registered the aggregate of 8,000,000 ordinary shares, par value $0.00001 per share under the registration statement on Form S-8 filed with the SEC on April 21, 2025, which are reserved for issuance under the Share Incentive Plan. We have not granted any shares as of the date of this report.

Key Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the following factors.

Technology and Product Innovation

Our financial performance is driven by development and sales of products with innovative technology. Our ability to develop innovative technology has been and will continue to be dependent on our dedicated research team. As part of our efforts to develop innovative technology, we plan to continue leveraging our knowledge base in China and to continue expanding our R&D efforts on a global basis. We expect our results of operations will continue to be impacted by our ability to develop new products with improved performance and reduced production cost, as well as the cost of our R&D efforts.

Market Demand

Our revenue and profitability depend substantially on the demand for high power battery and energy storage system, which is driven by the growth of the new energy passenger vehicles, commercial applications, and battery energy storage markets. Many factors contribute to the development of the electric vehicle and battery energy storage sector, including product innovation, general economic and political conditions, environmental concerns, energy demand, government support and economic incentives. According to data from the Ministry of Industry & Information Technology of the People’s Republic of China (https://www.miit.gov.cn/jgsj/zbys/gzdt/art/2025/art_e4f577dfac694724a108cbdca9a612d3.html), new energy vehicle sales in China were 12.866 million units in 2024, a year-on-year increase of 35.5%, and the penetration rate of new energy vehicles has reached 40.9%. The popularity of new energy vehicles has been expanded to the second to third tier cities in China, which continues to drive the market demand for the scale of the power battery industry.

Manufacturing Capacity

Our growth depends on being able to meet anticipated demand for our products. In order to do this, we will need to effectively utilize our manufacturing capacity. This will require a corresponding development of our sales and marketing team, an expansion of our customer base and strengthened quality control in a measured manner, based on our ongoing assessment of medium and long-term demand for our solutions.

Manufacturing Costs

Our profitability may also be affected by our ability to effectively manage our manufacturing costs. Our manufacturing costs are affected by fluctuations in the price of raw materials. If raw material prices increase, we will have to offset these higher costs either through price increases to our customers or through productivity improvements. Our ability to control our raw materials costs is also dependent on our ability to negotiate with our suppliers for a better price and our ability to source raw materials from reliable suppliers in a cost-efficient manner. In addition, we expect that an increase in our sales volume will enable us to lower our manufacturing costs through economies of scale.

Regulatory Landscape

Elong’s business complies principally with a series of regulations on electric vehicle batteries and new energy industry in PRC. Regulations on electric vehicles and energy storage such as economic incentives to purchasers of electric vehicles, tax credits for electric vehicle manufacturers or developers of renewable energy projects, and economic penalties that may apply to a car manufacturer may benefit our market demand and help to expand the market size for our products. Meanwhile, we operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time, particularly with respect to hazardous waste generation and disposal and pollution control such as air emission, wastewater discharge, solid waste and noise. These regulations affect the cost of our products and our gross margins. The requirements of PRC environmental laws and regulations may expose us to possible admonitions, penalties, investigations or inquiries imposed by the environmental regulators, or even result in any possible claims or legal proceedings that would have a material adverse effect on our business, financial condition or results of operations.

COVID-19 and Other Significant Factors

To date, COVID-19 has had an adverse impact on our sales and operations. Since the outbreak of COVID-19, the PRC government placed significant restrictions on travel within China which halted or sharply curtailed the movement of people, goods and services. The resulting disruptions had affected our businesses as well as those of our customers and suppliers. The outbreak of Omicron (a variant of COVID-19) since January 2022 also adversely affected our business. Our subsidiaries in China, have suffered strict quarantine measures and lockdown. Our production and logistics were also negatively impacted by the outbreak of Omicron and the quarantine and travel restrictions due to the strict policy, resulted in our reduced sales and idle capacity charges, leading to our lower revenue and net loss in 2022.

Since December 2022, many of the restrictive COVID-19 policies including quarantine and travel restriction previously adopted have been revoked, however, the economic conditions have seen signs of contracting in 2023. The overall economic development rate was still in the recovery which might impact economic output for our business.

In addition, there was a decrease in delivered orders caused by our facility relocation throughout the second half of 2022, which had continuous impact of the production in 2023 and 2024.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

A subsidiary is an entity in which Elong directly controls 100% of the voting power and (a) has the power to appoint or remove the majority of the members of the board of directors (the “Subsidiary Board”) (b) to cast majority of votes at the meeting of the Subsidiary Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products and services are offered mutually. Considering the streamlining of the growing organization, the Company’s Chief Operating Decision Maker (“CODM”) which is the Chief Executive Officer continues to make decisions with regards to business operations and resource allocation based on evaluation of Elong as a whole. Accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC and all revenue are generated within the PRC, no geographical segments are presented.

Key Components of Results of Operations

(a) Revenues

Revenue is recognized when or as the control of the goods or services is transferred upon the customer’s acceptance of the products. We generated our revenues from 1) sales of battery packs; 2) sales of battery cells; 3) sales of battery spare parts and other such as sales of product waste and scraps.

The Company provides a manufacturer’s standard warranty on all battery packs and battery cells sold, ensuring that the products comply with agreed-upon specifications. The Company does not consider the warranty as a separate performance obligation under the ASC 606-10-55-31. The Company considers that standard warranty is not providing incremental service to customers rather than assurance to the quality of the battery packs and battery sales, and therefore should be accounted for in accordance with ASC 460, Guarantees.

(b) Cost of revenue

Cost of revenue includes direct parts, material, labor cost, manufacturing overhead (including depreciation of assets associated with the production) and shipping and handling costs charged by suppliers. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are obsolete.

(c) Cost of revenue-idle capacity

Idle capacity consists of indirect production costs in excess of charges under normal capacity allocated to the Company’s produced semi-finished goods and finished goods. Production costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance. The Company charges allocated production costs to its semi-finished and finished goods based on normal capacity on a monthly basis, which is lower than its actual costs incurred. Production costs in excess of production allocations are expensed and recorded in cost of revenue-idle capacity.

(d) Selling, general and administrative expenses

Selling expenses consist primarily of employee compensation, and transportation cost as incurred.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses and professional fees related to the purpose of Business Combination.

(e) Research and development expenses

All costs associated with research and development (“R&D”) is expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses.

(f) Other income (expenses)

Other income (expenses) mainly consists of non-operational activities such as income from loan forgiven, loss of disposal of property, plant, and equipment and inventory and litigation charges and debt forgiveness.

(g) Impairment of Property, plant and equipment

Property, plant and equipment, are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable and are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made.

Results of Operations

The following table sets forth, for the periods indicated, statements of loss data:

(in US Dollar millions, except percentage)	Years Ended December 31,		Change
	2024	2023	%
Revenues	$0.4	$3.2	(87.5)%
Cost of revenues	(1.3)	(3.6)	(63.9)%
Cost of revenues - idle capacity	(2.6)	(3.5)	(25.7)%
Gross loss	(3.5)	(3.9)	(10.3)%
Selling expenses	(0.1)	(0.2)	(50.0)%
(Provision for) / Reversal from warranty liability	0.7	(0.0)	N/A
General and administrative expenses	(13.0)	(3.2)	306.3%
Reversal from (provision for) doubtful accounts and credit losses	(2.8)	0.3	(1,033.3)%
Impairment of Property, plant and equipment	(10.4)	-	-
Research and development expenses	(0.1)	(0.9)	(88.9)%
Total operating expense	(25.7)	(4.0)	542.5%
Operating loss	(29.1)	(7.9)	268.4%
Interest income	0.0	0.0	N/A
Interest expense	(0.4)	(0.1)	300.0%
Foreign currency exchange gains	0.5	-	-
Other income (expenses)	(0.7)	0.5	(240.0)%
Government grant	-	0.1	(100.0)%
Loss before income taxes	(30.1)	(7.4)	306.8%
Income tax expense	0.0	0.0	N/A
Net loss	$(30.1)	$(7.4)	306.8%

(in US Dollar millions, except percentage)	Years Ended December 31,		Change
	2023	2022	%
Revenues	$3.2	$6.8	(52.9)%
Cost of revenues	(3.6)	(5.7)	(36.8)%
Cost of revenues - idle capacity	(3.5)	(4.0)	(12.5)%
Gross loss	(3.9)	(2.9)	34.5%
Selling expenses	(0.2)	(0.2)	(0.0)%
Reversal from warranty liability	0.0	0.3	100%
General and administrative expenses	(3.2)	(2.7)	18.5%
Reversal from (provision for) doubtful accounts and credit losses	0.3	(1.2)	(125.0)%
Research and development expenses	(0.9)	(0.9)	(0.0)%
Total operating expense	(4.0)	(5.3)	(24.5)%
Operating loss	(7.9)	(8.2)	(3.7)%
Interest income	0.0	0.0	N/A
Interest expense	(0.1)	(0.5)	(80.0)%
Other income (expenses)	0.5	(1.4)	(135.7)%
Government grant	0.1	0.3	(66.7)%
Loss before income taxes	(7.4)	(9.8)	(24.5)%
Income tax expense	0.0	(0.0)	N/A
Net loss	$(7.4)	$(9.8)	(24.5)%

Non-GAAP Financial Measures

We use adjusted gross profit and adjusted gross margin evaluating our operating results and for financial and operational decision-making purposes. Adjusted gross profit represents gross loss excluding idle capacity. We define adjusted gross margin as adjusted gross profit excluding idle capacity as a percentage of revenue.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted gross profit and adjusted gross margin help identify underlying trends in our business that could otherwise be distorted by the effect of certain idle capacity that are included in gross loss. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance. We believe that adjusted gross profit and adjusted gross margin provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted gross profit and adjusted gross margin should not be considered in isolation. Investors are encouraged to compare our historical adjusted gross profit and adjusted gross margin to the most directly comparable GAAP measure. Adjusted gross profit and adjusted gross margin presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our gross loss to adjusted gross (loss) profit and adjusted gross margin for the years indicated:

(in US Dollar millions, except percentage)	Years Ended December 31,		Change
	2024	2023	%
Gross Loss	$(3.5)	$(3.9)	(10.3)%
Idle Capacity	(2.6)	(3.5)	(25.7)%
Adjusted Gross (Excluding Idle Capacity)	(0.9)	(0.4)	125.0%
Adjusted Gross Margin (Excluding Idle Capacity)	(225.0)%	(12.5)%	(212.5)%

(in US Dollar millions, except percentage)	Years Ended December 31,		Change
	2023	2022	%
Gross Loss	$(3.9)	$(2.9)	34.5%
Idle Capacity	(3.5)	(4.0)	(12.5)%
Adjusted Gross (Loss) Profit (Excluding Idle Capacity)	(0.4)	1.1	(136.4)%
Adjusted Gross Margin (Excluding Idle Capacity)	(12.5)%	16.2%	(28.7)%

Results of Operations – Year ended December 31, 2024 Compared to Year ended December 31, 2023 and Year ended December 31, 2023 Compared to Year ended December 31, 2022

Revenues

We generated revenue of $0.4 million for the year ended December 31, 2024, representing a decrease of $2.8 million, or 87.5%, compared to $3.2 million in 2023. The significant decline was primarily attributable to an 89.6% decrease in sales volume of battery packs and battery cells. Several factors contributed to this decline: (i) the Company undertook product upgrades and production line modifications during 2024, which resulted in a complete redefinition of our customer base and temporarily reduced production capacity ,the revenue are mainly parts and components; (ii) a substantial portion of new orders (about RMB 2.6 million) for energy storage systems were received in 2024, but production and delivery are scheduled for the first half of 2025, thereby shifting revenue recognition into the subsequent fiscal year; (iii) following our business reorganization in 2023, the management team strategically redirected resources and efforts toward developing the energy storage systems business, which reduced attention to battery cell sales; and (iv) management devoted significant time and resources to the execution of the reverse merger transactions during the year, which temporarily constrained our sales and marketing activities. Collectively, these factors led to a short-term decline in revenue during 2024, although management expects the repositioning toward energy storage systems to provide a foundation for long-term growth.

We generated revenue of $3.2 million for the year ended December 31, 2023, a decrease of $3.6 million, or 52.9%, compared to $6.8 million in 2022. This was mainly due a decrease of 54.5% in sales volume of battery packs and battery cells, as a result of 1) the decrease in delivered orders caused by our facility relocation in Ganzhou Yipeng throughout the second half of 2022, which required intensive upgrading and testing and further intervened our production schedules in beginning of 2023; 2) the outbreak of Omicron (a variant of COVID) since January 2022 with strict quarantine measures and lockdown also adversely affecting our production and logistics of the supply chains; 3) the business reorganization in 2023 with the whole management team focus more on new energy storage business instead of battery cells; 4) reduction in our orders in 2023 as one of our major customer underwent product transformation the same year.

The following table summarizes the breakdown of revenues by categories in US dollars:

	For the Years ended December 31,
	2024		2023		Change	Change
	Amount	%	Amount	%	Amount	%
	(in US Dollar millions except percentage)
Battery packs/battery cells	$0.1	25.0%	$3.0	93.8%	$(2.9)	(96.7)%
Battery spare parts and others	0.3	75.0%	0.2	6.2%	0.1	50.0%
Total consolidated revenue	$0.4	100.0%	$3.2	100%	$(2.8)	(87.5)%

	For the Years ended December 31,
	2023		2022		Change	Change
	Amount	%	Amount	%	Amount	%
	(in US Dollar millions except percentage)
Battery packs/battery cells	$3.0	93.8%	$6.6	97.1%	$(3.6)	(54.5)%
Battery spare parts and others	0.2	6.2%	0.2	2.9%	(0.0)	N/A
Total consolidated revenue	$3.2	100%	$6.8	100%	$(3.6)	(52.9)%

Cost of Revenues

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Cost of revenues	$1.3	$3.6	$(2.3)	(63.9)%
as a percentage of revenues	325.0%	112.5%		212.5%

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2023	2022	Amount	%
Cost of revenues	$3.6	$5.7	$(2.1)	(36.8)%
as a percentage of revenues	112.5%	83.8%		28.7%

Cost of revenues was $1.3 million for the year ended December 31, 2024, compared to $3.6 million in 2023, a decrease of $2.3 million or 63.9%, primarily aligned with the revenue decline.

The costs of revenues didn’t drop in proportion to revenues was caused by 1) additional inventory impairment loss of 0.3 million resulting from slow-moving inventories as of December 31, 2024, as compared with December 31, 2023; 2) 0.1 million extra losses related to the production of defective battery cells during normal production.

Cost of revenues was $3.6 million for the year ended December 31, 2023, compared to $5.7 million in 2022, a decrease of $2.1 million or 36.8%, primarily aligned with the revenue decline, and a decrease of $0.1 million provision of obsolete inventory during the year ended December 31, 2023.

The costs of revenues did not drop in proportion to revenues was caused by 1) 0.4 million extra costs related to sales of defective battery cells during normal production; 2) additional inventory impairment loss resulting from unexpected continuous market price drop of the iron phosphate in 2023 during the year ended December 31, 2023, as comparing with 2022.

Cost of Revenues – Idle Capacity

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Cost of Revenues – Idle Capacity	$2.6	$3.5	$(0.9)	(25.7)%
as a percentage of revenues	650.0%	109.4%		540.6%

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2023	2022	Amount	%
Cost of Revenues – Idle Capacity	$3.5	$4.0	$(0.5)	(12.5)%
as a percentage of revenues	109.4%	58.8%		50.6%

Our cost of revenues-idle capacity for the year ended December 31, 2024 was $2.6 compared to $3.5 million in 2023, a decrease of $0.9 million or 25.7%, as result of the decrease in payroll expenses for the department of manufacturing, quality and equipment and utility expenses.

Our cost of revenues-idle capacity for the year ended December 31, 2023 was $3.5 compared to $4.0 million in 2022, a decrease of $0.5 million or 12.5%, primarily due to the decrease in fixed costs including the depreciation and amortization expense during the year ended December 31, 2023 as the useful lives of certain fixed assets ended and resulting in a decrease of fixed cost allocated in 2023.

Gross Loss and Gross Margin

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Gross Loss	$(3.5)	$(3.9)	$0.4	(10.3)%
Gross Margin	(8.8)%	(121.9)%		113.1%
Adjusted Gross Margin (Excluding Idle Capacity)	(225.0)%	(12.5)%		(212.5)%

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2023	2022	Amount	%
Gross Loss	$(3.9)	$(2.9)	$(1.0)	34.5%
Gross Margin	(121.9)%	(42.6)%		(79.3)%
Adjusted Gross Margin (Excluding Idle Capacity)	(12.5)%	16.2%		(28.7)%

Our gross loss margin, which excluded the idle capacity was 225.0% for the year ended December 31, 2024 as compared to 12.5% for the same period of 2023. The significant decrease of GP margin was primarily due to 1) total revenue in the year of 2024 decreased by approximately 87.5% comparing with the year of 2023; 2) sales consisted primarily of defective and scrap batteries, spare parts and auxiliary materials which has the extra losses..

Our gross profit margin, which excluded the idle capacity was negative 12.5% for the year ended December 31, 2023 as compared to 16.2% for the same period of 2022. The significant decrease of GP margin was primarily due to 1）total revenue in the year of 2023 decreased by approximately 52.9% comparing with the year of 2022, and at the same time, we had $0.4 million gross loss related to sales of defective battery cells produced during normal production; 2) during the year ended December 31, 2023, the Company also undertook additional inventory impairment loss due to the unexpected continuous market price drop of the iron phosphate in 2023; 3) the Company offered discounted price to the existing customers in order to sustain those customers in 2023.

Selling Expenses

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Selling Expenses	$0.1	$0.2	$(0.1)	(50.0)%
as a percentage of revenues	25.0%	6.3%		18.7%

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2023	2022	Amount	%
Selling Expenses	$0.2	$0.2	$(0.0)	(0.0)%
as a percentage of revenues	6.3%	2.9%		(3.3)%

Selling expenses were $0.1 million for the year ended December 31, 2024, compared to $0.2 million in 2023, primarily due to decrease of in sales personnel’s salaries and travel expenses.

Selling expenses stayed flat at $0.2 million for the year ended December 31, 2023, and 2022, respectively.

Warranty Expense

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
(Provision for) / Reversal from warranty liability	$0.7	$(0.0)	$0.7	N/A	%
as a percentage of revenues	175.0%	(0.0)%		175.0%

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2023	2022	Amount	%
Reversal from warranty liability	$(0.0)	$(0.3)	$0.3	(100.0)%
as a percentage of revenues	0.0%	(4.4)%		4.4%

Reversal from warranty liability were $0.7 million for the year ended December 31, 2024, compared to provision for warranty liability of $0.0 million in 2023.

Provision for warranty liability were $0.0 million for the year ended December 31, 2023, compared to provision for warranty liability of $0.3 million in 2022.

General and Administrative Expenses

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
General and Administrative Expenses	$13.0	$3.2	$9.8	306.3%
as a percentage of revenues	3,250.0%	100.0%		3,150.0%

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2023	2022	Amount	%
General and Administrative Expenses	$3.2	$2.7	$0.5	18.5%
as a percentage of revenues	100.0%	39.7%		60.3%

General and administrative (G&A) expenses were $13.0 million for the year ended December 31, 2024, compared to $3.2 million in 2023, primarily due to the increase of $10.3 million professional fees related to the purpose of Business Combination in 2024.

General and administrative (G&A) expenses were $3.2 million for the year ended December 31, 2023, compared to $2.7 million in 2022, primarily due to the increase of $0.9 million professional fees and travel fees related to the purpose of Business Combination, partially offset by the decrease of $0.4 million in depreciation and general office expenses during the year ended December 31, 2023.

(Reversal from) provision for doubtful accounts and credit losses

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
(Reversal from) provision for credit losses	$2.8	$(0.3)	$3.1	(1030.2)%
as a percentage of revenues	700.0%	(9.4)%		709.4%

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2023	2022	Amount	%
(Reversal from) provision for credit losses	$(0.3)	$1.2	$(1.5)	(125.0)%
as a percentage of revenues	(9.4)%	17.6%		(27.0)%

Provision for credit losses for the year ended December 31, 2024 was $2.8 million, compared to reversal from credit losses of $0.3 million last year.

During the year ended December 31, 2024, the Company provision for credit loss of $2.8 million for account receivable. In 2024, some key customers with significant account receivable filed lawsuits against the Company related to battery quality issues and have since reduced or ceased communication. As part of the year-end review, the Company reassessed the recoverability of related receivables considering litigation, payment history, and repayment intentions. As a result, full allowances were recorded for certain high-risk receivables, leading to an increase in credit loss expense.

Reversal from credit losses for the year ended December 31, 2023 was $0.3 million, compared to provision of credit loss of $1.2 million last year.

The Company adopted ASU 2016-13 on January 1, 2023, using a modified retrospective transition method and did not restate the comparable periods, which resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on January 1, 2023 by RMB3,656,524 ($0.5 million) on the Company’s consolidated financial statements.

During the year ended December 31, 2023, the Company reversed doubtful accounts of $0.3 million upon subsequent collection and additional $7,196 credit loss for doubtful accounts.

During the year ended December 31, 2022, bad debts of $1.1 million (RMB7.8 million) for long-term retention

Impairment of Property, plant and equipment

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Impairment of Property, plant and equipment	$10.4	$-	$(10.4)	N/A	%
as a percentage of revenues	2600%	-%		2600%

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2023	2022	Amount	%
Impairment of Property, plant and equipment	$-	$-	$-	N/A
as a percentage of revenues	-%	-%		N/A	%

Impairment of Property, plant and equipment for the year ended December 31, 2024 was $10.4 million, compared to nil million in the same period of last year. The increase in impairment of Property, plant and equipment was primarily due to The Company expects to sell a batch of old equipment externally within 2025, in order to accurately assess its recoverable amount, the Company’s management has proactively contacted several professional equipment recyclers and suppliers in the market and obtained formal quotations for the batch of equipment. Based on the market quotations obtained, it is estimated that the net realizable value of the batch of equipment is lower than its current book value, indicating clear signs of asset impairment.

Research and Development Expenses

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Research and Development Expenses	$0.1	$0.9	$0.8	(88.6)%
as a percentage of revenues	25.0%	28.1%		(3.1)%

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2023	2022	Amount	%
Research and Development Expenses	$0.9	$0.9	$0.0	N/A
as a percentage of revenues	28.1%	13.2%		14.9%

Research and development (R&D) expenses for the year ended December 31, 2024 was $0.1 million, compared to $0.9 million in the same period of last year. The decrease in research and development expenses was primarily due to the reduction in salaries resulting from a decrease in the number of R&D personnel.

We will continue to invest in the research and development of high-performance battery technology and seek new innovations to further reduce costs. The improvement of battery system solutions involves ongoing development of new battery units and modules, and increasing the energy density of existing batteries. The R&D team is committed to integrating new designs, technologies, and materials into batteries to further improve performance and reduce costs. Meanwhile, we focus our R&D activities on technology research integration, technology implementation, and technology output that is crucial to help the Company maintain the advancement and forward-looking nature of technologies.

Research and development (R&D) expenses stayed flat at $0.9 million for the year ended December 31, 2023, and 2022, respectively.

We will continue to invest in the research and development of high-performance battery technology and seek new innovations to further reduce costs. The improvement of battery system solutions involves ongoing development of new battery units and modules, and increasing the energy density of existing batteries. The R&D team is committed to integrating new designs, technologies, and materials into batteries to further improve performance and reduce costs. Meanwhile, we focus our R&D activities on technology research integration, technology implementation, and technology output that is crucial to help the Company maintain the advancement and forward-looking nature of technologies.

Operating Loss

Total operating loss was $18.8 million for the year ended December 31, 2024, compared to $7.9 million in 2023.

Total operating loss was $7.9 million for the year ended December 31, 2023, compared to $8.2 million in 2022.

Other (Income) Expenses

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Other (Income) Expenses	$0.7	$(0.5)	$1.2	(253.4)%
as a percentage of revenues	175.0%	(15.6)%		190.6%

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2023	2022	Amount	%
Other (Income) Expenses	$(0.5)	$1.4	$(1.9)	(135.7)%
as a percentage of revenues	(15.6)%	20.6%		(36.2)%

We incurred $0.4 million charges of legal compensation and contract default penalty expense, and had $0.2 million of loss on disposals of property, plant and equipment and inventory during the year ended December 31, 2024.

On December 30, 2023, the Company entered into a debt forgiveness agreement with Suzhou Litai Power System Co., Ltd., a third party which had a debt of RMB2,493,080 (equivalent to $351,142) to the Company bearing interest at 8% per annum and payable on demand. Pursuant to the agreement, the principal amount of RMB2,493,080 (equivalent to $351,142) unpaid and accrued interest of RMB167,284 ($23,561) was waived by Suzhou Litai for the sake of business relationship. The Company recognized RMB2,660,364 ($375,699) as other income during the year ended December 31, 2023.

On December 30, 2023, the Company entered into a debt forgiveness agreement with Suzhou Litai Power System Co., Ltd., a third party which had a debt of RMB2,493,080 (equivalent to $351,142) to the Company bearing interest at 8% per annum and payable on demand. Pursuant to the agreement, the principal amount of RMB2,493,080 (equivalent to $351,142) unpaid and accrued interest of RMB167,284 ($23,561) was waived by Suzhou Litai for the sake of business relationship. The Company recognized RMB2,660,364 ($375,699) as other income during the year ended December 31, 2023.

We incurred $1.0 million charges of legal compensation and contract default penalty expense, and had $0.4 million of loss on disposals of property, plant and equipment and inventory during the year ended December 31, 2022

Government Grant

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2024	2023	Amount	%
Government Grant	$-	$0.1	$0.1	(100.0)%
as a percentage of revenues	0.0%	3.1%		(3.1)%

	For the Years ended December 31,		Change
(in US Dollar millions, except percentage)	2023	2022	Amount	%
Government Grant	$0.1	$0.3	$(0.2)	(58.4)%
as a percentage of revenues	3.1%	4.4%		(1.3)%

Government grant was nil and $0.1 million for the years ended December 31, 2024 and 2023, respectively, primarily due to decrease in $0.1 million investment promotion subsidy during the year ended December 31, 2024.

The Company entered into a lease agreement with the Zibo government for a term from October 1, 2023 to September 30, 2043. Rent and property fees are waived throughout the lease term. Therefore, it was determined that the government subsidy of $0.5 million based on the estimated.

Government grant was $0.1 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively, primarily due to decrease in $0.2 million investment promotion subsidy during the year ended December 31, 2023.

Net Loss

As a result of the above factors, our net loss was $30.1 million for the year ended December 31, 2024, as compared to $7.4 million in 2023.

As a result of the above factors, our net loss was $7.4 million for the year ended December 31, 2023, as compared to $9.8 million in 2022.

Liquidity and Capital Resources

In accordance with the ASC 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, (“ASC 205-40”), we have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

For the year ended December 31, 2024, the Company incurred net loss of $30.1 million, with operating outflows of $2.8 million and negative working capital of $9.9 million. As of December 31, 2024, the Company working capital deficit of $9.9 million, shareholders’ deficit of $16.5 million and its accumulated deficit was $68.9 million.

As of December 31, 2024, we had current assets of $10.5 million, consisting of $0.1 million in cash and cash equivalents, $0.2 million in restricted cash, $7.0 million in short term investment, $0.06 million in account receivable, net, $1.4 million in inventories, $1.6 million in prepaid expenses other current assets. Our current liabilities as of December 31, 2024, were $20.4 million, which is comprised of $6.6 million in short-term loans – unrelated parties, $0.6 million in short-term loan-related parties, $0.5 million in current portion of long-term loan payable, $1.1 million in accounts payable, $0.1 million in amounts due to related parties, $3.9 million in contract liabilities, $6.3 million in accrued expenses and other current liabilities, $1.4 product warranty provision-current. We also had long-term liabilities of $22.7 million, including, $21.9 million in operating lease liability - non-current, $0.1 million in financial lease liabilities-non-current and $0.6 million in product warranty provision -non-current.

The Company has funded its operations and capital needs primarily through the net proceeds received from capital contributions and borrowings from banks, related parties and other unrelated sources. For more information, please see Note 10, Short Term Loans-Unrelated Parties, Note 17, Related Party Balances and Transactions, in the audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022.

As of the date of this report, these factors raised substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date that these consolidated financial statements were issued.

The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

To meet the cash requirements for the next 12 months from the issuance date of this report, the Company is undertaking a combination of the remediation plans:

●	The Company’s shareholder has committed to support the Company’s operation in cash and started to fund the Company for a minimum period of twelve months from the date of this report in terms of improving cash position.

●	The Company is going to seek more equity investment in the year of 2025.

As of December 31, 2024, the Company’s having a minimum cash balance on the consolidated statement of financial position. The Company has taken an intensive review of operations and expenditures, including selling, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from the issuance date of this report.

The Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the consolidated balance sheet date and the date of consolidated financial statements for the financial year ended December 31, 2024. Accordingly, the Company’s consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Company will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realised other than in the amounts at which they are currently recorded in the consolidated balance sheet. In addition, the Company may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

Cash Flows Summary

The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities for the periods stated below:

	Years ended December 31,
(in US Dollar millions, unless otherwise stated)	2024	2023	2022
Net cash used in operating activities	$(2.8)	$(5.7)	$(4.6)
Net cash used in investing activities	(7.8)	(0.5)	(1.1)
Net cash provided by financing activities	10.6	6.4	4.2

Cash Flows from Operating Activities

Net cash used in operating activities was $2.8 million for year ended December 31, 2024, compared to $5.7 million net cash used in operating activities for year ended December 31, 2023. The negative cash flow from operation for year ended December 31, 2024 was primarily due to i) net loss of $30.1 million, deletion of obsolete inventory of $0.8 million, provision for warranty liability of $0.7 million, increase in accounts receivable of 0.3 million, decrease in amounts due from related parties of $0.1 million, accounts and notes payable of $0.3 million, and product warranty liability of $0.2 million, partially offset by ii) provision for losses on accounts receivable of $2.8 million, depreciation and amortization expense of $1.7 million, impairment of Property, plant and equipment of $10.4 million, amortization of operating and finance right-of-use assets of $1.6 million, transaction costs related to the issuance of consultant shares of $9.0 million, loss on disposals of property, plant and equipment of $0.1 million. iii) decrease in inventories of $2.2 million, long term accounts receivable of $0.4 million and increase in contract liabilities of $0.1 million, accrued expenses and other current liabilities of $1.6 million.

Net cash used in operating activities was $5.7 million for year ended December 31, 2023, compared to $4.6 million net cash used in operating activities for year ended December 31, 2022. The negative cash flow from operation for year ended December 31, 2023 was primarily due to i) net loss of $7.4 million, reversal $0.3 million in credit loss for accounts receivable, decrease in accounts payable of $1.3 million, contract liabilities of $1.6 million and product warranty liability of $1.3 million, partially offset by ii) provision of obsolete inventory of $0.2 million, depreciation and amortization expense of $1.4 million, amortization of operating and finance right-of-use assets of $1.6 million, iii) decrease in notes receivable of $0.6 million, accounts receivable - current of $0.5 million, inventory of $1.3 million, and long term accounts receivable of $0.6 million.

The negative cash flow from operation for year ended December 31, 2022 was primarily due to i) net loss of $9.8 million, increase in notes receivable of $1.7 million, decrease in accounts and notes payable of $4.2 million, accrued expenses and other current liabilities of $0.5 million, product warranty liability of $3.6 million, and operating lease liability of $0.2 million, partially offset by ii) provision for doubtful accounts of $1.2 million, provision of obsolete inventory of $0.3 million, depreciation and amortization expense of $2.0 million, amortization of operating and finance right-of-use assets of $1.9 million, loss on disposals of property, plant and equipment of $0.4 million, provision for warranty liability of $0.3 million, iii) decrease in inventory of $2.7 million, prepaid expenses and other current assets of $1.1 million, and long-term accounts receivable of $1.0 million, and iv) increase in contract liabilities of $4.4 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $7.8 million for year ended December 31, 2024, compared to $0.5 million used in investing activities for the year ended December 31, 2023. The negative cash flow from investing activities for year ended December 31, 2024 was mainly due to the placement of short-term investments of $7.0 million and issuance of promissory note receivable of $0.8 million.

Net cash used in investing activities was $0.5 million for year ended December 31, 2023, compared to $1.1 million used in investing activities for the year ended December 31, 2022. The negative cash flow from investing activities for year ended December 31, 2023 and 2022 was mainly due to the $0.5 million and $1.1 million cash used in purchasing of fixed assets, respectively.

Cash Flows from Financing Activities

Net cash provided by financing activities was $10.6 million for year ended December 31, 2024, compared to $6.4 million net cash provided by financing activities for the year ended December 31, 2023. The positive cash flow from financing activities for year ended December 31, 2024 was mainly due i) $4.4 million proceeds from borrowings from third parties, $7.0 million Proceeds from PIPE financing , partially offset by ii) repayment of $0.5 million to third party borrowing and $0.2 million to loan payable with pledged assets.

Net cash provided by financing activities was $6.4 million for year ended December 31, 2023, compared to $4.2 million net cash provided by financing activities for the year ended December 31, 2022. The positive cash flow from financing activities for year ended December 31, 2023 was mainly due i) $4.2 million capital injection from share capital shareholders, $2.0 million proceeds from borrowings from third parties, $0.6 million proceeds from borrowings from related parties, $1.0 million proceed from loan payable with pledged assets, partially offset by ii) repayment of $0.7 million to bank borrowings, $0.5 million to third party borrowings and $0.2 million to loan payable with pledged assets.

The positive cash flow from financing activities for year ended December 31, 2022 was mainly due to the i) proceeds of $0.7 million from bank loans of, $1.6 million from factoring loan related to notes receivable, $1.4 capital contribution from shareholders, and $9.7 million from mezzanine equity, partially offset by ii) repayment of $5.0 million to bank borrowings, repayment of $4.4 million to third party borrowings.

The majority of the Company’s revenues and expenses were denominated primarily in Renminbi (“RMB”), the currency of the People’s Republic of China. There is no assurance that exchange rates between the RMB and the U.S. Dollar will remain stable.

Commitments And Contingencies

Our future capital requirements will depend on many factors, including, but not limited to funding planned production capacity expansions and for general working capital. If the proceeds from the Business Combination are not sufficient to cover our planned expansions and our general working capital needs, we may need to raise additional capital. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses or technologies. We may need to seek additional equity or debt financing in order to meet these future capital requirements. Debt or preferred stock financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or issue additional preferred stock, and may contain other terms that are not favorable to us or our stockholders. Additional equity financing may result in substantial dilution to our existing stockholders. If we are unable to raise additional capital when desired, or on terms that are acceptable to us, we may have to delay product development and other initiatives and our business, financial condition and results of operations could be adversely affected.

There are no material off-balance sheet arrangements other than those described below.

Capital Commitments

As of December 31, 2024 and 2023, the Company had no capital commitments.

Lease liabilities

We lease certain facilities and equipment under non-cancellable lease agreements that expire at various dates through 2041. For additional information, see Note 9 – Lease, in the audited consolidated financial statements as of December 31, 2024 and 2023.

Contingencies

(a) Legal proceedings

From time to time, the Company may become involved in litigation, claims, and proceedings. The Company evaluates the status of each legal matter and assesses the potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated.

For detailed information, see Note 22, Commitments and Contingencies – (ii) Litigation, in the notes to the audited consolidated financial statements as of December 31, 2024 and subsequent to the date of the report issued in each case appearing elsewhere in this report.

Related Party Transactions

For detailed related party transactions incurred during the years ended December 31, 2024 and 2023, please see Note 17, Related party balances and transactions, in the notes to the audited consolidated financial statements as of December 31, 2024 and 2023.

Off Balance Sheet Arrangements

During the years ended December 31, 2024 and 2023, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Holding Company Structure

Elong is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds and PRC safety production reserve at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration for Foreign Exchange (“SAFE”). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2024 and 2023 were increases by 0.2% and 0.2%, respectively. We have been materially affected by inflation in the raw materials in the past, and we may be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and raw material purchase price may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of short term investment and inventories, high inflation could significantly reduce the value of these assets. We are not able to hedge our exposure to higher inflation in China.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, costs and expenses in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements.

Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include but not limited to allowance for doubtful accounts, lower of cost and net realizable value of inventory, provision for obsolete inventories, impairment of long-lived assets, provision for warranty liabilities, and valuation allowance for deferred tax assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Please see Note 2 in the notes to the audited consolidated financial statements as of December 31, 2024 and 2023.

Impairment assessments

Impairment assessments consist primarily of property and equipment, purchased software and inventory purchased for operation and right of use assets.

Impairment of the Company’s long-lived assets were assessed using both qualitative and quantitative analysis, or whenever events or circumstances change that indicate the carrying value of such long-lived assets may not be recoverable.

Management has to estimate the useful lives of the Company’s long-lived assets. In regard to the Company’s impairment analysis of long-lived asset, the most significant assumptions include management’s estimate of the annual growth rate used to project future sales and expenses.

Impairment of inventories were assessed using quantitative analysis whenever events or circumstances change that indicate excess or obsolete inventories, or when the carrying value of inventory exceeds the net realizable value.

Management has to estimate the demand for current and future, and the selling cost of the Company’s inventory. The Company analyzes the inventory impairment based on the lower of cost or net realizable value.

Revenues

The Company follows the guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenues are mainly generated from 1) sales of battery packs; 2) sales of battery cells; 3) sales of battery spare parts and other, such as sales of product waste and scraps.

Sales of Battery packs and battery cells

The Company generates revenue from sales of battery packs and battery cells through sales contract including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped.

The Company also identifies only one performance obligation in the contract which is to deliver battery packs and battery cells.

In order for the Company to provide specific battery packs and battery cells explicitly stated in a sales contract or sales orders, the Company requires certain deposits or full amount payment made in advance. Revenue is recognized at the point in time upon the customer’s acceptance of products, which is when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold.

The Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

Sales of battery spare parts and others

The Company typically enters into formal written contracts for the sale of spare parts, scrap, product waste, etc. which includes the general payment and delivery terms, and specific orders shall be placed to the Company. Under the specific order, full amount prepayment is required, and the Company’s performance obligation is to transfer agreed-upon battery spare parts, scrap and product waste. The revenue is recognized at a point in time upon the customer’s acceptance of battery spare parts or scrap and product waste.

Product warranty

The Company provides a manufacturer’s standard warranty on battery packs and battery cells products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation.

The Company’s product warranty generally ranges from one to eight years (or 120,000 or 500,000 kilometer if reached sooner). The Company establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The management’s best estimates of its product warranty is based on historical information and other currently available evidence, including actual claims incurred to date and an estimate of the nature, frequency and costs of future claims for each customer.

The Company review and adjust the estimates to ensure that accruals are adequate to meet expected future warranty obligations. Initial warranty data is limited in the early launch of a new product and accordingly, future adjustments to the warranty accrual may be material.

Lease

The Company follows ASU 2016-02 “Leases” (Topic 842). Please refer to Note 2, Summary of Significant Accounting Policies – (aa) Lease, in the notes to the consolidated financial statements as of December 31, 2024.

The Company’s lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option. The Company determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Company does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable. The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be to borrow and resulting interest the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments exclusive of the value-added tax are recognized on straight-line basis over the lease term. The new standard provides a number of optional practical expedients at transition. The Company elected certain practical expedients that must be elected as a package, which permit the Company to not reassess, under the new standard, prior conclusions about (1) lease identification, (2) lease classification and (3) initial direct costs. Additionally, the Company elected a short-term lease exception policy, which allows entities to not apply the new standard to short-term leases (i.e. leases with terms of 12 months or less) and a hindsight policy, which allows an entity to include current considerations for existing leases when determining initial lease terms. The Company has also elected to account for lease and non-lease components as a single component for all leases, and elected to utilize an IBR (incremental borrowing rate) that is risk free rate plus premium for all leases when calculating the lease liability.

Recent Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2- Significant Accounting Policy-(dd) Recent accounting pronouncements not yet adopted to our audited consolidated financial statements for the years ended December 31, 2024 and 2023.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2024 and 2023, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The three material weaknesses that have been identified relate to (1) lack of experienced accounting team and qualified SEC reporting specialist to deal with complex accounting treatments and draft SEC filing document; (2) lack of controls for the IT environment; (3) lack of controls for the inventories in third-party after-sales warehouses.

To remedy identified material weaknesses, starting from August 2023, we have implemented, and plan to continue to implement below measures:

●	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;

●	planning to implement an IT security control and database disaster recovery system to serve different accounting functions;

●	establishing accounting record system with access control;

●	managing inventories in third-party after-sales warehouses and maintaining a proper accounting record on a timely basis; and

●	formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in a timely manner, or at all.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4. “Information on the Company-Intellectual Property” above.

D. Trend Information

See Item 5.A “operating results” above for our trend information.

E. Critical Accounting Estimates

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, costs and expenses in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the consolidated financial statements.

Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include but not limited to allowance for doubtful accounts, lower of cost and net realizable value of inventory, provision for obsolete inventories, impairment of long-lived assets, provision for warranty liabilities, and valuation allowance for deferred tax assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Impairment assessments

Impairment assessments consist primarily of property and equipment, purchased software and inventory purchased for operation.

Impairment of the Company’s long-lived assets were assessed using both qualitative and quantitative analysis, or whenever events or circumstances change that indicate the carrying value of such long-lived assets may not be recoverable.

Impairment of inventories were assessed using quantitative analysis whenever events or circumstances change that indicate excess or obsolete inventories, or when the carrying value of inventory exceeds the net realizable value.

Nature of estimated required

Management has to estimate the useful lives of the Company’s long-lived assets. In regard to the Company’s impairment analysis of long-lived asset, the most significant assumptions include management’s estimate of the annual growth rate used to project future sales and expenses.

Management has to estimate the demand for current and future, and the selling cost of the Company’s inventory. The Company analyzes the inventory impairment based on the lower of cost or net realizable value.

Revenues

The Company followed the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenues are mainly generated from 1) sales of battery packs; 2) sales of battery cells; 3) sales of battery spare parts and other, such as sales of product waste and scraps.

Sales of Battery packs and battery cells

The Company generates revenue from sales of battery packs and battery cells through sales contract including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped.

The Company also identifies only one performance obligation in the contract which is to deliver battery packs and battery cells.

In order for the Company to provide specific battery packs and battery cells explicitly stated in a sales contract or sales orders, the Company requires certain deposits or full amount payment made in advance. Revenue is recognized at the point in time upon the customer’s acceptance of products, which is when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold.

The Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

Sales of battery spare parts and others

The Company typically enters into formal written contracts for the sale of spare parts, scrap, product waste, etc. which includes the general payment and delivery terms, and specific orders shall be placed to the Company. Under the specific order, full amount prepayment is required, and the Company’s performance obligation is to transfer agreed-upon battery spare parts, scrap and product waste. The revenue is recognized at a point in time upon the customer’s acceptance of battery spare parts or scrap and product waste.

Product warranty

The Company provides a manufacturer’s standard warranty on battery packs and battery cells products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation.

The Company’s product warranty generally ranges from one to eight years (or 120,000 or 500,000 kilometer if reached sooner). The Company establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The management’s best estimates of its product warranty is based on historical information and other currently available evidence, including actual claims incurred to date and an estimate of the nature, frequency and costs of future claims for each customer.

The Company review and adjust the estimates to ensure that accruals are adequate to meet expected future warranty obligations. Initial warranty data is limited early in the launch of a new product and accordingly, future adjustments to the warranty accrual may be material.

Lease

The Company adopted ASU 2016-02 “Leases” (Topic 842) on January 1, 2021, using the modified retrospective approach. This approach allows the Company to initially apply the new accounting standards at the adoption date and recognize a cumulative adjustment to the opening balance of retained earnings in the period of adoption. The prior year comparative information has not been restated and continues to be reported under the accounting standards in effect for that period.

The Company’s lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option. The Company determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Company does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable. The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be to borrow and resulting interest the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments exclusive of the value-added tax are recognized on straight-line basis over the lease term. The new standard provides a number of optional practical expedients at transition. The Company elected certain practical expedients that must be elected as a package, which permit the Company to not reassess, under the new standard, prior conclusions about (1) lease identification, (2) lease classification and (3) initial direct costs. Additionally, the Company elected a short-term lease exception policy, which allows entities to not apply the new standard to short-term leases (i.e. leases with terms of 12 months or less) and a hindsight policy, which allows an entity to include current considerations for existing leases when determining initial lease terms. The Company has also elected to account for lease and non-lease components as a single component for all leases, and elected to utilize an IBR (incremental borrowing rate) that is risk free rate plus premium for all leases when calculating the lease liability.

Deferred Offering Costs Associated with the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP ASC 805. Under this method of accounting, Elong is accounting acquirer, and as a result, qualifying transaction costs incurred by Elong are treated as deferred offering cost and any balance below the net proceeds from this reverse recapitalization will be charged directly to equity. This recording complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred offering costs consist of legal and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Business Combination and that will be charged to shareholders’ equity upon the completion of the Proposed Business Combination with any balance below the net proceeds from this Business Combination. Should the Proposed Business Combination prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operation expenses.

Mezzanine equity

Pursuant to ASC 480-10-S99 SEC Materials- SEC Staff Announcement on” Classification and Measurement of Redeemable Securities”, where equity interests are determined to be conditionally redeemable upon the occurrence of certain events that are not solely within the control of the Company, and upon such event, the shares would become redeemable at the option of the holders, they are classified as mezzanine equity (temporary equity) outside of the permanent equity. The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash or other assets of the entity in the future. The Company evaluates the redeemable equity interests to their redemption value at the balance sheet. Per the reorganization agreement, all the investment agreement with purchase back terms were cancelled when the SPAC announced the Merger Agreement, as a result, all the mezzanine equity was classified as permanent equity upon the announcement on December 1, 2023.

Recent Accounting Pronouncements

For a discussion of our new or recently adopted accounting pronouncements, see Note 2, Summary of Significant Accounting Policies – (h) Accounts receivable, net and Summary of Significant Accounting Policies – (dd) Newly adopted accounting pronouncements, to our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included in this annual report.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth certain information relating to the executive officers and directors of the Company as of the date of this Report.

Name	Age	Position Held
Xiaodan Liu	47	Chief Executive Officer and Chairwoman of the Board of Directors
Zhaohui Yang	59	Executive Director
Wei Zou	55	Chief Financial Officer
Tung Kok Keow	55	Independent Director
Kebo Qin	53	Independent Director
Weijun Wang	57	Independent Director

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

Zhaohui Yang has served as the chairman of Beijing Minsheng New Hui Investment Management Co., Ltd. (“New Hui Investment”), an equity investment firm, since September 2014. Mr. Yang’s experience prior to New Hui Investment includes service as President of a private venture investment fund, as Director of Beijing Business Headquarters of Century Securities, as Deputy General Manager of Shandong Hui Zhong Asset Management Co., Ltd., and as a clerk at the Finance Bureau of Zaozhuang City, Shandong Province. Mr. Yang received a master’s degree in political economy from Shandong University and received an EMBA degree from Yangtze Business School. Mr. Yang has more than 30 years of experience in entrepreneurship, management and investment, and is an influential investor in China.

Wei Zou is an accomplished executive with over 30 years of experience in administration, human resources, and corporate management. Since 2024, he has served as Vice General Manager at Yilong Energy Holdings Co., Ltd., where he oversees key business departments, drives strategic implementation, and supports organizational development. From 2020 to 2024, he was the Human Resources and Administration Director at Fujian Nachuan Pipe Technology Co., Ltd., and from 2012 to 2020, he served as Deputy General Manager at Beijing Tianbang Runda Technology Development Co., Ltd., leading HR strategy, administrative operations, and external communications. Wei Zou began his career in 1993 at Xinliu Commercial City Group Co., Ltd. as an Administration Manager. He holds a Master’s degree in Business Administration from Universidad UCAM in Spain.

Non-Employee Directors

Tung Kok Keow is our independent director. From 2000 to 2010, he served as senior associate in the Malaysian Industry-Government Group for High Technology (MIGHT), an agency of the Prime Minister’s Department supervised by the Science Advisor to the PM. Since the end of his tenure at MIGHT, Mr. Tung has served as a consultant or in executive positions to various companies as well as non-profit government organizations. Mr. Tung also served as Advisor to the Malaysian Prime Minister’s Special Envoy to the PRC, and as Advisor to the Taipei Investors’ Association of Malaysia. Mr. Tung received a M.B.A. for Executives degree from Peking University.

Kebo Qin is our independent director. Kebo Qin is the founder and Chairman of the Audit Committee of China Sun Management Limited. With over 30 years of experience in securities, finance, accounting, and mergers and acquisitions, he brings extensive leadership and industry expertise to the Company. Mr. Qin holds a Bachelor’s degree from Shenzhen University and an MBA from Macau University of Science and Technology.

Weijun Wang is our independent director. With over two decades of experience driving the international expansion of China’s leading telecommunications and renewable energy enterprises, Weijun Wang is widely recognized as a pioneer in the globalization of Chinese industry. He is currently engaged in early-stage investments in the renewable energy and biopharmaceutical sectors. From 2008 to 2025, Weijun Wang served in several key roles at Sungrow Power Supply Co., Ltd., a global leader in the renewable energy industry and the top listed company in the sector by market capitalization as Director of International Marketing and Vice President. Prior to that, Weijun Wang held senior positions at Alcatel (China) Ltd., Lucent Technologies (China) Ltd., and Huawei Technologies Co., Ltd. between 1990 and 2008. Mr. Wang holds a master’s degree from Peking University’s Guanghua School of Management.

Departure of Directors or Certain Officers and Appointment of Certain Director and Officer

Change of Directors

On July 29, 2025, David Bolocan tendered his resignation as a director and the Chair of Audit Committee, a member of Nominating and Corporate Governance Committee and a member of Compensation Committee of the Company, effective July 29, 2025. On June 18, 2025, Lawrence Leighton tendered his resignation as a director and the Chair of Compensation Committee, a member of Nominating and Corporate Governance Committee and a member of Audit Committee of the Company, effective June 18, 2025. On June 20, 2025, Jingdong Qu resigned from his position as Executive Director of the Company. Mr. Qu’s resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On July 29, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee of the Company, Kebo Qin was appointed as a director and the Chair of Audit Committee, a member of Nominating and Corporate Governance Committee and a member of Compensation Committee, and Weijun Wang as a director and the Chair of Compensation Committee, a member of Nominating and Corporate Governance Committee and a member of Audit Committee, effective July 29, 2025. On June 23, 2025, the Company’s board of directors appointed Zhaohui Yang as Executive Director, to fill the vacancy left by Mr. Qu’s resignation. The Company has not yet entered into a compensation arrangement with Mr. Yang with respect to his services as Executive Director. The Company will enter into its standard form of indemnification agreement with Mr. Yang.

Change of CFO

On July 30, 2025, Luyi Wang tendered her resignation as the Chief Financial Officer of the Company, effective July 30, 2025. Luyi Wang’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On July 30, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee of the Company, Wei Zou was appointed as the Chief Financial Officer, effective July 30, 2025.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Pursuant to such agreements, such individuals agreed to serve as our executive officers.

Each agreement will have a term of one year, which term will automatically be renewed for additional successive one-year periods unless Elong or the executive gives written notice at least 60 days prior to the end of the current term of its or her intention not to renew. In addition, the term of each employment agreement may be earlier terminated upon the executive’s death or disability, by Elong for cause (as defined in the employment agreement) or by the executive without good reason (as defined in the employment agreement), or by Elong without cause (but only after the first year of the term) or by the executive for good reason.

In the event of either executive’s death or disability, or if either executive’s employment is terminated for cause or without good reason, Elong shall pay to the executive (or her estate, as applicable) the executive’s accrued compensation and benefits, consisting of earned but unpaid base salary through and including the date of termination, reimbursement of expenses through to and including the date of termination, and any other amounts or benefits required to be paid or provided by law or under any plan, program, policy or practice of Elong. If either executive’s employment is terminated without cause or for good reason, the executive shall receive the accrued compensation and benefits, and in addition, upon execution of a general waiver and release, three months of the executive’s base salary.

Each employment agreement will contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation.

Elong Executive Officer and Director Compensation

In 2022, Elong’s directors or executive officers accrued no compensation. In 2023, Xing “Cindy” Tang served as the Chief Financial Officer of Elong and received $31,925 per year. Zhiwei Liu served the Chief Technology Officer and received $68,027 per year. The aggregate cash compensation accrued to Elong’s directors and executive officers who were employed in 2024 was $59,155, which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Equity Incentive Plan

The board of directors and shareholders of Elong approved and adopted the 2024 Equity Incentive Plan (the “Equity Incentive Plan”). Under the Equity Incentive Plan, Elong will be authorized to grant equity awards to eligible service providers following consummation of the Business Combination. The purpose of the Equity Incentive Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of Elong by offering them an opportunity to participate in Elong’s future performance through the grant of equity awards.

The following summary of the principal terms of the Equity Incentive Plan is qualified in its entirety by the full text of the Equity Incentive Plan.

Administration

The Elong Board or one or more committees appointed by the Elong Board will administer the Equity Incentive Plan. For this purpose, the Elong Board will delegate general administrative authority for the Equity Incentive Plan to the compensation committee of the Elong Board. The appropriate acting body, whether the Elong Board, the compensation committee of the Elong Board or another committee appointed by the Elong Board, is referred to in this summary as the “Administrator.” The Administrator may also delegate to one or more persons the right to act on its behalf in such matters as authorized by the Administrator. The Administrator determines which eligible individuals shall be granted awards under the plan, provided that any award granted to a member of the compensation committee of the Elong Board shall be subject to the approval or ratification of the Elong Board. Along with other authority granted to the Administrator under the Equity Incentive Plan, the Administrator may (i) select recipients of awards, (ii) determine the number of shares subject to awards, (iii) approve form award agreements, (iv) determine the terms and conditions of awards, and (v) allow participants to satisfy withholding tax obligations through a reduction of shares. The Administrator may not, however, effectuate a repricing or exchange of outstanding stock options.

Authorized Shares; Lapsed Awards

The maximum number of Elong Ordinary Shares that may be issued or transferred pursuant to awards under the Equity Incentive Plan, all of which may be subject to incentive stock option treatment, is 8,000,000 Class A Ordinary Shares. On the first day of each fiscal year of Elong during the term of the Equity Incentive Plan commencing on the first year following the Closing, the number of shares of Elong Ordinary Shares that may be issued under the Equity Incentive Plan will automatically increase by a number of Elong Ordinary Shares such that the number of shares that may be issued under the Equity Incentive Plan shall equal 5% of the Elong Ordinary Shares outstanding as of the last day of the preceding fiscal year. The aggregate number of Shares that may be issued with respect to any Incentive Share Option shall not exceed the maximum number of shares authorized under the Equity Incentive Plan.

If any outstanding award under the Equity Incentive Plan expires, is forfeited or is cancelled, in whole or in part, then the number of shares subject to the Equity Incentive Plan shall be increased by the portion of such awards so forfeited, expired or cancelled and such forfeited, expired or cancelled shares may again be awarded under the Equity Incentive Plan. Shares tendered in payment of the exercise price or withholding taxes with respect to an award shall not become, or again be, available for awards under the Equity Incentive Plan. The grant of awards that may not be satisfied by issuance of shares shall not count against the maximum number of Elong Ordinary Shares subject to the Equity Incentive Plan; however, shares attributable to awards that may be satisfied either by the issuance of shares or by cash or other consideration shall be counted against the maximum number of Elong Ordinary Shares that may be issued under the Equity Incentive Plan. If Elong Ordinary Shares issued in connection with any award granted under the Equity Incentive Plan shall be repurchased by Elong, in whole or in part, then the number of Elong Ordinary Shares subject to the Equity Incentive Plan shall not be increased by that portion of the shares repurchased by Elong, and such repurchased shares may not again be awarded pursuant to the provisions of the Equity Incentive Plan.

Eligibility

Individuals eligible to receive awards under the Equity Incentive Plan include Elong’s employees, directors and consultants. Approximately 100 employees, directors and consultants (including Elong’s three executive officers and three independent directors) will be eligible to participate in the Equity Incentive Plan as of the Closing Date. The Administrator determines from time to time the participants to whom awards will be granted.

Incentive Awards

The Equity Incentive Plan authorizes stock options, stock appreciation rights (“SARs”), restricted shares, restricted share units, as well as other awards (described in the Equity Incentive Plan) that are responsive to changing developments in management compensation. The Equity Incentive Plan retains the flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash. An option or SAR will expire, or other award will vest, in accordance with the schedule set forth in the applicable award agreement.

Stock Options. A stock option is the right to purchase Elong Ordinary Shares at a future date at a specified price per share generally equal to, but not less than, the fair market value of a share on the date of grant. An option may either be an Incentive Stock Option (“ISO”) or a non-qualified stock option. ISO benefits are taxed differently from non-qualified stock options, as described under “Federal Income Tax Treatment of Awards under the Equity Incentive Plan,” below. ISOs also are subject to more restrictive terms and are limited in amount by the Code and the Equity Incentive Plan. Full payment for shares purchased on the exercise of any option must be made at the time of such exercise in a manner approved by the Administrator.

SARs. A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a Elong Ordinary Share on the date of exercise of the SAR over the base price of the SAR. The base price will be established by the Administrator at the time of grant of the SAR, but will not be less than the fair market value of a Elong Ordinary Share on the date of grant. SARs may be granted in connection with other awards or independently.

Restricted Shares. A restricted share award is typically for a fixed number of Elong Ordinary Shares, subject to restrictions. The Administrator specifies the price, if any, the participant must pay for such shares, the duration of the restriction period and the conditions under which the shares may be forfeited. The Administrator may waive any restriction period and any other conditions under appropriate circumstances (such as death or disability). Generally, during the restriction period, the participant will have all of the rights of a shareholder with respect to the restricted shares, including the right to vote the shares of restricted stock and to receive dividends, provided that any such dividends will be subject to the same restrictions and other conditions as the restricted shares.

Restricted Share Units. Restricted share units represent unfunded, unsecured rights to receive Elong Ordinary Shares or cash equal to the fair market value of Elong Ordinary Shares, or any combination thereof, as provided in the applicable award agreement. Prior to the settlement of an award of restricted share units and the receipt of shares, if any, the participant will not have any rights as a shareholder with respect to such shares.

Other Awards. The Administrator may also grant other forms of awards based upon, payable in or otherwise related to, in whole or in part, Elong Ordinary Shares, if the Administrator, in its sole discretion, determines that such other form of award is consistent with the purposes of the Equity Incentive Plan. The terms and conditions of any such other form of award will be set forth in an applicable award agreement.

Transfer Restrictions

Subject to certain exceptions, awards under the Equity Incentive Plan are not transferable by the recipient other than by will or the laws of descent and distribution, and are generally exercisable during the recipient’s lifetime only by him or her.

Adjustments or Changes in Capitalization

In the event of any change in the outstanding Elong Ordinary Shares by reason of a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar corporate transaction not involving the receipt of consideration by Elong, the aggregate number of Elong Ordinary Shares available under the Equity Incentive Plan or subject to outstanding awards (including the exercise price of any awards) will be adjusted as the Administrator deems necessary or appropriate.

Change in Control

Upon a change in control of Elong, unless the Administrator determines otherwise, the vesting of all outstanding awards under the Equity Incentive Plan will fully accelerate, and in the case of options or stock appreciation rights, will become immediately exercisable. Upon a change in control where Elong is not the surviving corporation (or survives only as a subsidiary), unless the Administrator determines otherwise, all outstanding stock options and SARs that are not exercised will be assumed by, or replaced with comparable options or rights, by the surviving corporation. Alternatively, the Administrator may also (i) require participants to surrender their outstanding stock options and SARs in exchange for payment by Elong in cash or Ordinary Shares in an amount equal to the amount by which the then fair market value of the Elong Ordinary Shares subject to unexercised stock options and SARs exceeds the exercise price of the stock options or fair market value of the SARs on the award date, as applicable or (ii) after giving participants an opportunity to exercise outstanding stock options and SARs, terminate any or all unexercised stock options and SARs.

A change in control is defined to include (i) the sale of all or substantially all of Elong’s assets, (ii) the acquisition of beneficial ownership by any person or entity, directly or indirectly, of securities representing 50% or more of the total number of votes that may be cast for the election of directors of Elong, (iii) certain changes in the majority of the Elong Board and (iv) the consummation of certain mergers or consolidations.

Amendments to and Termination of the Equity Incentive Plan

The Elong Board may amend the Equity Incentive Plan at any time and in any manner without the consent of the shareholders, except that no amendment may be made to the Equity Incentive Plan without shareholder approval that would (i) expand the types of awards available under the Equity Incentive Plan or otherwise materially revise the Equity Incentive Plan or (ii) increase the number of shares reserved for issuance under the Equity Incentive Plan, modify the eligible individuals under the Equity Incentive Plan or change the identity of the granting company. Generally speaking, outstanding awards may be amended, except that no amendment to the Equity Incentive Plan or to any outstanding awards may be made that would impair the rights of any participant with respect to such outstanding award issued to such participant, without the consent of the participant. In addition, amendments to outstanding awards may not effectuate a repricing or exchange of outstanding stock options.

The Elong Board may suspend or terminate the Equity Incentive Plan at any time, provided that termination of the Equity Incentive Plan will not impair or affect any award previously granted. Unless earlier terminated by the Elong Board, the Equity Incentive Plan will automatically terminate on the tenth anniversary of the date it was approved by shareholders.

Clawback and Recoupment

Elong may cancel any award, require the participant to reimburse any or all amounts paid pursuant to an award or under the terms of the Equity Incentive Plan and effect any other right of recoupment in accordance with any Elong policies that may be adopted from time to time.

New Plan Benefits

Awards are subject to the discretion of the Administrator. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the Equity Incentive Plan.

Securities Registration

Elong has filed with the SEC a registration statement on Form S-8 covering the Elong Ordinary Shares issuable under the Equity Incentive Plan on April 21, 2025.

6.C. Board Practices

Board of Directors

The board of directors of the Company consists of five (5) directors. Three of these five directors are independent. A director is not required to hold any shares in the Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested provided (i) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (ii) such director has not been disqualified by the chairman of the relevant board meeting, and (iii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Composition of the Board of Directors

The business affairs of Elong will be managed under the direction of the Elong Board. Unless otherwise determined by Elong in general meeting, the number of directors of Elong shall not be less than three (3) and not be more than nine (9) directors, the exact number of directors to be determined from time to time by the board of directors of Elong. The Elong Board will initially consist of five members. All the directors of Elong shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any. Each director of Elong whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors of Elong.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Elong Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Elong Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Controlled Company Exemption

GRACEDAN CO., LIMITED. holds a majority of the voting power of Elong. As a result, Elong is a “controlled company” within the meaning of applicable rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements (a) that a majority of the board consists of independent directors; (b) for an annual performance evaluation of the nominating and corporate governance and compensation committees; (c) that the controlled company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (d) that the controlled company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility. Elong may rely on certain of these exemptions from the corporate governance requirements of Nasdaq. In the event that Elong ceases to be a “controlled company” and its shares continue to be listed on Nasdaq, it will be required to comply with these provisions within the applicable transition periods.

Director Independence

The Elong Class A Ordinary Shares are listed on the Nasdaq Stock Market. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Elong Board has undertaken a review of the independence of each director and considered whether each director has a material relationship that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities.

Committees of the Board of the Directors

The Elong Board has an audit committee, compensation committee and nominating and corporate governance committee. All of the committees will comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations as further described below. The responsibilities of each of the committees of the Elong Board is described below. Each member of these committees will be appointed by the Elong Board and will serve for such term or terms as the board may determine or until such member’s earlier resignation or death.

Each of these committees will have a written charter. The charters will be available on Elong’s corporate website at http://elongpower.com upon the completion of the Business Combination. The information on any of Elong’s website is deemed not to be incorporated in this annual report or to be part of this annual report.

Audit Committee

Elong’s audit committee consist of Tung Kok Keow (“Mr. Keow”), Kebo Qin (“Mr. Qin”) and Weijun Wang (“Mr. Wang”), with Mr. Qin serving as chair. The parties have affirmatively determined that each expected member of the audit committee qualifies as independent under Nasdaq rules applicable to board members generally and to audit committee members. Under Nasdaq rules, audit committee members must satisfy the additional independence criteria set forth in Rule 10A-3 of the Exchange Act and the rules of Nasdaq. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

The Company’s audit committee will be responsible for, among other things:

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

Audit Committee Financial Expert

The parties have determined that Mr. Qin will qualify as the “audit committee financial expert,” as that term is defined in Item 401(h) of Regulation S-K.

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

Compensation Committee

Elong’s compensation committee will consist of Mr. Keow, Mr. Qin and Mr. Wang, with Mr. Wang serving as chair. The parties have affirmatively determined that each expected member of the compensation committee qualifies as independent under Nasdaq rules applicable to board members generally and to compensation committee members. Under Nasdaq rules, compensation committee members must satisfy the additional independence criteria set forth in Rule 10C-1 of the Exchange Act and the rules of Nasdaq. To be considered independent for purposes of Rule 10C-1 of the Exchange Act and under the rules of Nasdaq, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company. In addition, each expected member of the compensation committee is a “non-employee directors” as defined in Rule 16b-3 of the Exchange Act.

Elong’s compensation committee will be responsible for, among other things:

●	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving the compensation of Elong’s chief executive officer, and the chief executive officer may not be present during voting or deliberations on his or her compensation;

●	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to the Elong Board regarding the compensation of Elong’s other executive officers;

●	reviewing and approving or making recommendations to the Elong Board regarding Elong’s incentive compensation and equity-based plans, policies and programs;

●	reviewing and approving all employment agreement and severance arrangements for Elong’s executive officers;

●	making recommendations to the Elong Board regarding the compensation of Elong’s directors; and

●	retaining and overseeing any compensation consultants.

Nominating and Corporate Governance Committee

Elong’s nominating and corporate governance committee will consist of Mr. Keow, Mr. Qin and Mr. Wang, with Mr. Keow serving as chair. The parties have affirmatively determined that each member qualifies as independent under Nasdaq rules.

Elong’s nominating and corporate governance committee will be responsible for, among other things:

●	identifying individuals qualified to become members of the Elong Board, consistent with criteria approved by the Elong Board;

●	overseeing succession planning for Elong’s Chief Executive Officer and other executive officers;

●	periodically reviewing the leadership structure of the Elong Board and recommending any proposed changes to the Elong Board;

●	overseeing an annual evaluation of the effectiveness of the Elong Board and its committees; and

●	developing and recommending to the Elong Board a set of corporate governance guidelines.

Code of Ethics

Elong will have a new code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on Elong’s corporate website at http://elongpower.com upon the completion of the Business Combination. The information on any of Elong’s websites is deemed not to be incorporated in this annual report or to be part of this annual report.

Elong intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

Risk Oversight

The Elong Board will be responsible for overseeing Elong’s risk management process. The board of directors does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. The board of directors as a whole will work with the management team to promote and cultivate a corporate environment that incorporates enterprise-wide risk management into strategy and operations. Management periodically will report to the board of directors about the identification, assessment and management of critical risks and management’s risk mitigation strategies. Each committee of the board of directors will be responsible for the evaluation of elements of risk management based on the committee’s expertise and applicable regulatory requirements. In evaluating risk, the board of directors and its committees will consider whether Elong’s programs adequately identify material risks in a timely manner and implement appropriately responsive risk management strategies throughout the organization. The audit committee will focus on assessing and mitigating financial risk, including risk related to internal controls, as well as general legal compliance risk, and will receive at least quarterly reports from management on identified risk areas. The compensation committee will focus on risks relating to Elong’s compensation programs, as well as legal compliance risk related to compensation. In setting compensation, the compensation committee will strive to create incentives that encourage behavior consistent with Elong’s business strategy, without encouraging undue risk-taking. The nominating and corporate governance committee will consider areas of potential risk within corporate governance and compliance, such as management succession and environmental, social responsibility and sustainability initiatives. Each of the committees will report to the board of directors as a whole as to their findings with respect to the risks they are charged with assessing.

Elong Non-Employee Director Compensation Policy

Elong has implemented a compensation policy for its non-employee directors. Such policy includes an annual cash retainer for all directors, in addition to equity grants determined by the compensation committee and reimbursement for reasonable expenses incurred in connection with attending board and committee meetings.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Elong’s M&A provides that every director, secretary, assistant secretary, or other officer of Elong and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and held harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of Elong’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning Elong or its affairs in any court whether in the Cayman Islands or elsewhere.

Elong intends to enter into indemnity agreements with each of its officers and directors to provide contractual indemnification in addition to the indemnification provided for in Elong’s M&A. These agreements will require Elong to indemnify these individuals to the fullest extent permitted under Cayman Islands law and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Elong believes that these provisions and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, Elong has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

6.D. Employees

As of December 31, 2024, we had 38 full-time employees, including 7 R&D personnel, 14 manufacturing operations/supply chain personnel, 2 sales, marketing, and after-sales personnel, and 15 comprehensive and management personnel. Our employees are located in the U.S., Ganzhou, China, and Zibo, China.

Our success depends on our ability to attract, motivate, train, and retain qualified personnel. We believe that we can provide key personnel with competitive compensation and an environment that encourages self-development. Therefore, we believe we are able to attract and retain qualified personnel.

According to the applicable PRC laws and regulations, we are required to make contributions to the employee welfare plan in accordance with the designated proportion of employee wages, bonuses, and certain allowances, and the maximum amount is determined by the local government according to the actual situation. We believe that we have a good working relationship with our employees and have not encountered any significant labor disputes. Our employees have not been represented by any labor unions.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of Elong Ordinary Shares as of the date of this annual report, by:

●	each person who is expected to be the beneficial owner of more than 5% of the Elong Ordinary Shares;

●	each executive officer and director of Elong; and

●	all the expected executive officers and directors of Elong as a group.

The calculations of the percentage of beneficial ownership are based on 58,056,059 Ordinary Shares (exclusive of 9,000,000 earnout shares) issued and outstanding, as of the date of this annual report, consisting of 52,278,622 Class A Ordinary Shares and 5,777,437 Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has fifty (50) votes.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and convertible notes that are currently exercisable or exercisable within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owners	Number of Shares (All Classes) (#)	Pct. (%)	Vot. Pct. (%)
Executive Officers and Directors(1):
Xiaodan Liu(2)	5,777,437	10.0%	84.7%
Jingdong Qu	-	0.0%	0.0%
Luyi Wang	-	0.0%	0.0%
Tung Kok Keow	-	0.0%	0.0%
Lawrence Leighton	-	0.0%	0.0%
David Chung-Hua Bolocan	-	0.0%	0.0%
All Directors and Executive Officers as a Group (6 Individuals)	5,777,437	10.0%	84.7%
Greater than 5% Holders:
Zibo Economic Development Zone Yingke Jinwutong Venture Capital Partnership(3)(4)	8,028,939	13.8%	2.4%
Shenzhen Jinpenglong Transportation Technology Co., Ltd.(3)(5)	6,700,530	11.5%	2.0%
Xingzheng Investment Management Co., Ltd.(3)(6)	6,622,670	11.4%	1.9%
Xiamen Jiupaiyuanjiang Investment Partnership(3)(7)	4,243,630	7.3%	1.2%
Pingtan Yingke Jiatai Venture Capital Partnership(3)(8)	3,711,739	6.4%	1.1%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each shareholder is Gushan Standard Factory Building Project, Ganzhou New Energy Vehicle Technology City, located at West Gushan Road and North Xingguang Road, Ganzhou City, Jiangxi Province, 341000, PRC.

(2)	The beneficial ownership of Xiaodan Liu (“Ms. Liu”) consists of 5,777,437 Elong Class B Ordinary Shares held by GRACEDAN CO., LIMITED. As a result of the closing of the Business Combination, GRACEDAN CO., LIMITED deposited 300,000 Elong Class B Ordinary Shares in escrow as security for GRACEDAN CO., LIMITED’s indemnification obligations on behalf of Elong. Elong may issue up to an additional 9,000,000 Elong Class A Ordinary Shares to GRACEDAN CO., LIMITED (“Earnout Shares”) to the extent the conditions to payment of the Earnout Shares are satisfied. Taking into account the Earnout Shares, Ms. Liu would control approximately 85.1% of the voting power of Elong’s total issued and outstanding share capital. The Elong Ordinary Shares held by GRACEDAN CO., LIMITED are subject to restrictions on transfer for a period of up to six (6) months after the closing of the Business Combination. The beneficial ownership of Ms. Liu does not reflect up to 2,100,000 Elong Ordinary Shares that may be transferred by GRACEDAN CO., LIMITED to the PIPE Investors. In order to induce the PIPE Investors to sign the subscription agreements, GRACEDAN CO., LIMITED agreed to transfer additional shares to the PIPE Investors after the Closing, so that their effective purchase price per share would be equal to 85% of the then-current market price of the Elong Class A Ordinary Shares on the date the shares are registered for resale or eligible to be sold pursuant to Rule 144 (or on the first anniversary of the Closing, if earlier), but in any event not less than $2.50. Ms. Liu may be deemed to beneficially own the Elong Ordinary Shares held by GRACEDAN CO., LIMITED. by virtue of her control over GRACEDAN CO., LIMITED. Ms. Liu disclaims beneficial ownership of the shares held by GRACEDAN CO., LIMITED other than to the extent of her pecuniary interest in such shares.

(3)	The beneficial ownership of each of Zibo Economic Development Zone Yingke Jinwutong Venture Capital Partnership, Shenzhen Jinpenglong Transportation Technology Co., Ltd., Xingzheng Investment Management Co., Ltd.,Xiamen Jiupaiyuanjiang Investment Partnership, and Pingtan Yingke Jiatai Venture Capital Partnership consists of Elong Class A Ordinary Shares. The Elong Class A Ordinary Shares held by each entity are subject to restrictions on transfer for a period of up to six (6) months after the closing of the Business Combination.

(4)	The beneficial ownership consists of 8,028,939 Elong Class A Shares held by Zibo Economic Development Zone Yingke Jinwutong Venture Capital Partnership, which is beneficially owned and controlled by Zibo Economic Development Zone Qicheng Equity Investment Co., Ltd..

(5)	The beneficial ownership consists of 6,700,530 Elong Class A Shares held by Shenzhen Jinpenglong Transportation Technology Co., Ltd., which is beneficially owned and controlled by Shouhong Zhou.

(6)	The beneficial ownership consists of 6,622,670 Elong Class A Shares held by Xingzheng Investment Management Co., Ltd., which is beneficially owned and controlled by Xingye Securities Co., Ltd..

(7)	The beneficial ownership consists of 4,243,630 Elong Class A Shares held by Xiamen Jiupaiyuanjiang Investment Partnership, which is beneficially owned and controlled by Xiusheng Wang.

(8)	The beneficial ownership consists of 3,711,739 Elong Class A Shares held by Pingtan Yingke Jiatai Venture Capital Partnership, which is beneficially owned and controlled by Yingke Innovation Asset Management Co., Ltd..

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Agreements Related to the Business Combination

The principal related parties with which the Company had transactions for the years ended December 31, 2024 and 2023 presented are as follows:

a) Related Parties

Name	Relationship with the Company

Mr. Hongzhong Yu	Senior management of Huizhou Yipeng
Mr. Jianqian Shu*	Shareholder of the Company
Mr. Zhijiang Chen	Director of the Company
Mr. Jiliang Dong	Executive director of the Company
Mr. Xiusheng Wang	Senior management of Huizhou Yipeng
Shenzhen High-power Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
Huizhou Kelie Precision Products Co., Ltd.	Affiliate of non-controlling interest shareholder
Beijing Xinlongmai Enterprise Management Co., Ltd. (“ Beijing Xinlongmai”)	Affiliate of non-controlling interest shareholder
Huizhou Highpower Technology Co., Ltd. (“Huizhou High power”)	Affiliate of non-controlling interest shareholder power”)
Ms. Xiaodan Liu	CEO of Elong Power
Mr. Shilin Xun	Senior management of the Company
Phylion Battery (Chuzhou) Co.,Ltd	Affiliate of non-controlling interest shareholder

*Mr.Jianqin Shu has not served as an executive of the company since 2024 nor held more than 10% of the Company’s shares, he is no longer considered a related party since 2024.

b) Related party transactions

The following table consists of the purchases that have been entered into with related parties:

	For the Years Ended December 31,
	2024	2023	2022
Purchase of raw materials from a related party
– Huizhou Kelie Precision Products Co., Ltd.	$-	$36,380	$65,246
–Phylion Battery Co.,Ltd	$12,570	$-	-

	For the Years Ended December 31,
	2024	2023	2022
Lease from a related party
–Ms. Xiaodan Liu	$55,588	$-	-

The following table consists of the financing that have been entered into with related parties:

		For the Years Ended December 31,
	Note	2024	2023	2022
Proceeds from related parties
– Mr. Xiusheng Wang		13,897
– Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”), afficilate of non-controlling interest shareholder power”)	(a)	$-	$423,663	-
– Huizhou Highpower Technology Co., Ltd. (“Huizhou High, afficilate of non-controlling interest shareholder power”)	(a)	-	141,224	-
Total		$13,897	$564,887	-
Repayment of loan to related parties
- Mr. Zhijiang Chen, Director of the Company		-	-	28,233
Total		-	-	$28,233
Deposit to a related party
–Ms. Xiaodan Liu		68,500	-	-
Total		68,500	-	-

c) Short-term loans payable to related parties

	Note	As of December 31, 2024	As of December 31, 2023
Beijing Xinlongmai Enterprise Management Co., Ltd. (“ Beijing Xinlongmai”)	(a)	$410,999	$422,541
Huizhou Highpower Technology Co., Ltd. (“Huizhou High power”)	(a)	136,999	140,847
Mr. Xiusheng Wang	(a)	13,700	-
Total		$561,698	$563,388

(a)

On October 30, 2023, the Company entered into two one-year loans with its related parties Beijing Xinlongmai Enterprise Management Co., Ltd. (“ Beijing Xinlongmai”) and Huizhou Highpower Technology Co., Ltd. (“Huizhou Highpower”) of RMB 3 million ($0.4 million) and RMB 1 million ($0.1 million), respectively, both bearing zero interest rate and payable on demand. During the year ended December 31, 2024, the loans have been extended to October 20, 2025 and November 8, 2025, respectively.

The Company received the principal of RMB 3 million (S$0.4 million) and RMB 1 million ($0.1 million) on October 30, 2023 and November 8, 2023, respectively.

On December 9, 2024, the Company entered into a one-year loans with its related parties Mr. Xiusheng Wang of RMB 0.1 million ($13,700), earing zero interest rate and payable on demand.

During years ended December 31, 2024 and 2023 interest expense of nil was incurred on the Company’s borrowings from related parties, respectively.

d) Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	Relationship	December 31, 2024	December 31, 2023	Note
Mr. Jianqin Shu	Shareholder of the Company	$-	$108	Employee advance
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	68,500	-	Deposit
Mr. Haijun Weng	Senior management of Huizhou Yipeng	-	141	Employee advance
Total		$68,500	$249

e) Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	Relationship	December 31, 2024	December 31, 2023	Note
Mr. Hongzhong Yu	Senior management of Huizhou Yipeng	$2,524	$2,575	Payable for employee reimbursement
Mr. Jianqin Su	Senior management of Huizhou Yipeng	-	198	Payable for employee reimbursement
Mr. Jiliang Dong	Senior management of Huizhou Yipeng	-	607	Payable for employee reimbursement
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	1,119	-	Payable for employee reimbursement
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	54,780	75,173	Payable for the lease of company vehicles
Mr. Shilin Xun	Senior management of the Company	-	1,715	Payable for employee reimbursement
Huizhou Kelie Precision Products Co., Ltd.	Affiliate of non-controlling interest shareholder	-	36,285	Payable for raw material purchases on behalf of the Company
Phylion Battery Co.,Ltd	Affiliate of non-controlling interest shareholder	14,204		Payable for raw material purchases on behalf of the Company
Shenzhen High-power Technology Co., Ltd.	Affiliate of non-controlling interest shareholder	42,686	43,885	Payable to affiliate for expenses paid on behalf of the Company
Total		$115,313	$160,438

C. Interests of Experts and Counsel

None / Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

From time to time, we may become involved in litigation, claims, and proceedings. Legal proceedings are subject to inherent uncertainties, and an unfavorable outcome might include monetary damages. Verdicts involving significant damages can result from litigation. Although we have insurance for certain potential risks, any such verdicts, or settlements of any underlying claims, could result in a material adverse impact on our business, financial position, results of operations, and/or cash flows.

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with customers and suppliers. As of this report date of the consolidated financial statements, the Company is ongoing with various lawsuits and the estimate aggregate amount related to such litigations are approximately $5.78 million (RMB 42.2 million), which comprises the following: Amounts due to suppliers recorded in accounts payable totaling $3.03 million (RMB 22.1 million); Accrued legal expenses recognized pursuant to court judgments amounting to $2.75 million (RMB 20.1 million).

In April 2024, a customer of our company filed a lawsuit against Ganzhou Yipeng in Gansu Province, requesting the termination of their battery purchase contract and the return of 126 undelivered battery packs (valued at USD$3.1 million,RMB 22.7 million). According to the court judgment obtained, Ganzhou Yipeng is required to return the USD$3.1 million(RMB 22.7 million) it has already received and pay liquidated damages. Based on this judgment, the company has assessed the relevant facts and legal obligations and recognized a provision of USD 0.36 million (RMB 2.6 million). As of the reporting date, the parties are still negotiating the claim, and the company is preparing for the appeal process

In December 2024, a customer of the Company filed a lawsuit against Huizhou Yipeng in Henan Province, seeking reimbursement of battery repair costs. According to the court judgment obtained, Huizhou Yipeng is required to pay the customer RMB 2,980,724.49 for battery replacement and other related expenses. Based on this judgment, the Company has carefully assessed the relevant facts and legal obligations and has recognized a provision of RMB 3.14 million in liabilities.

As of the reporting date, the case remains under further review, and Huizhou Yipeng has filed an appeal. Following court mediation, the parties have reached a preliminary oral settlement agreement, agreeing to continue to perform their obligations under the original contract, properly address issues arising from product quality and delayed after-sales response, and clarify the responsibilities and obligations of both parties. Both parties are currently reviewing and verifying the relevant expenses and will proactively compensate for actual losses.

In 2021, a user of the Company’s product filed a lawsuit in Xianning, Hubei Province against a Company’s customer (first defendant) and the Company (the second defendant). The Company accrued RMB7,459,000 ($1.2 million) lawsuit compensation charge As of the date the consolidated financial statements are issued, the Company is on the going process of this appealing lawsuit

In 2022, a customer of the Company filed a lawsuit against Huizhou Yipeng and Ganzhou Yipeng in Guizhou Province, seeking payment for the costs associated with replacing a vehicle’s power battery. According to the court judgment obtained, Huizhou Yipeng and Ganzhou Yipeng must jointly pay the customer a total of RMB 5,769,760.45 for the vehicle’s power battery replacement and related expenses. Based on this effective judgment and management’s assessment of the relevant facts and legal obligations, the Company has recognized a provision of RMB 5.8 million in its financial statements.

As of the reporting date, the parties are still in further negotiations regarding the aforementioned claim, and the Company is actively preparing for the appeal process.

Dividend Policy

We have not paid any cash or other dividends to date. The payment of cash dividends will be dependent upon our revenues and earnings, if any, capital requirements, regulatory restrictions, restrictions imposed by any debt obligations and general financial condition. The payment of any dividends will be within the discretion of our Board. We intend to retain future earnings, if any, to finance the expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future.

In addition, we are a holding company with no material operations of our own. We conduct our operations through the PRC Entities. As a result, our ability to pay dividends depends significantly upon dividends paid by the PRC Entities. If our existing PRC Entities or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds and PRC safety production reserve at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

8.B. Significant Changes

A discussion of significant changes since December 31, 2024 is provided under Item 4 of this Report. Except as disclosed elsewhere in this Report, we have not experienced any significant changes since December 31, 2024.

Item 9. The Offer and Listing

9.A. Offer and listing details

Nasdaq Listing of the Ordinary Shares

The Class A Ordinary Shares listed on Nasdaq are traded under the symbols “ELPW”. Holders of the Class A Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, the Class A Ordinary Shares could be delisted from Nasdaq. A delisting of the Class A Ordinary Shares will likely affect their liquidity and could inhibit or restrict our ability to raise additional financing.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Stock Market under the symbol “ELPW.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following description of the material terms of the share capital of Elong includes a summary of specified provisions of the second amended and restated memorandum and articles of association of Elong (referred to as “Elong’s M&A”). In this section, the terms “Elong,” “we,” “our” or “us” refer to Elong Power Holding Limited, and all capitalized terms used in this section are as defined in Elong’s M&A, unless elsewhere defined herein.

Elong is a Cayman Islands exempted company and its affairs will be governed by the Elong’s M&A upon the closing of the Business Combination, the Companies Act (Revised) of the Cayman Islands (referred to as the “Cayman Companies Act”), and the common law of the Cayman Islands.

The authorized share capital of Elong is $50,000, divided into 5,000,000,000 shares of a par value of $0.00001 each, comprising 4,000,000,000 class A Ordinary Shares of a par value of $0.00001 each (referred to as the “Elong Class A Ordinary Shares”) and 1,000,000,000 class B Ordinary Shares of a par value of $0.00001 each (referred to as the “Elong Class B Ordinary Shares”).

As of the date of this annual report, Elong has 52,278,662 Elong Class A Ordinary Shares and 5,777,437 Elong Class B Ordinary Shares issued and outstanding. All of the Elong Ordinary Shares issued and outstanding have been, and all of the Elong Ordinary Shares to be issued pursuant to the Business Combination were, issued as fully paid.

The following includes a summary of the material provisions of Elong’s M&A and of the Cayman Companies Act in so far as they relate to the material terms of the Elong Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of Elong’s M&A , a copy of which is filed as an exhibit to this annual report.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares.

Dividends

Subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of our funds lawfully available therefor. Subject to any rights and restrictions for the time being attached to any shares, we by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at our general meetings. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or, in the case of corporations, by their duly authorized representatives, at a general meeting of Elong, or be approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders; while a special resolution requires the affirmative vote of not less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or, in the case of corporations, by their duly authorized representatives, at a general meeting of Elong of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or approval in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders. A special resolution will be required for important matters such as a change of name or making amendments to the memorandum and articles of association of Elong.

Directors’ Power to Issue Shares

Subject to the Elong’s M&A and where applicable the rules of Nasdaq, all shares for the time being unissued shall be under the control of the directors who may, in their absolute discretion and without the approval of the shareholders, cause us to (1) issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; (2) grant rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and (3) grant options with respect to shares and issue warrants or similar instruments with respect thereto.

Transfer of Shares

Subject to the restrictions contained in Elong’s M&A, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in writing in the usual or common form or any other form approved by our board of directors.

The Elong Board may decline to register any transfer of any shares unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer of any shares, they shall, within three calendar months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 calendar days in any calendar year.

Winding Up

If we shall be wound up the liquidator may, with the sanction of a special resolution of Elong and any other sanction required by the Cayman Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of Elong (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to below paragraph, determine how the division shall be carried out as between the shareholders or different classes of shareholders.

If we shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Elong for unpaid calls or otherwise.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Elong Ordinary Shares. The Elong Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Cayman Companies Act and Elong’s M&A, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of shares shall be effected in such manner and upon such terms as may be determined, before the issue of such shares, by either our board of directors or by the shareholders by ordinary resolution. We may also make a payment in respect of the redemption or purchase of our own shares in any manner permitted by the Cayman Companies Act, including out of capital.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by us. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

In addition, without (A) the consent in writing of the holders of more than one-half of the issued Elong Class A Ordinary Shares and the holders of more than one-half of the issued Elong Class B Ordinary Shares, or (B) the sanction of an ordinary resolution passed at a separate meeting of the holders of the Elong Class A Ordinary Shares and of an ordinary resolution passed at a separate meeting of the holders of the Elong Class B Ordinary Shares, each voting separately, no dividend or other distribution payable in Elong shares or rights to acquire Elong shares, and no division or combination of Elong shares, shall be effected that changes the relative voting power of the holders of the Elong Class A Ordinary Shares, as a whole, compared to the holders of the Elong Class B Ordinary Shares, as a whole.

General Meetings of Shareholders

The chairman or the directors (acting by a resolution of the board of directors) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of Elong. At least seven (7) calendar days’ notice shall be given for any general meeting. One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting, present at the meeting, shall be a quorum for all purposes.

Inspection of Books and Records

Holders of Elong Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

Changes in Capital

We may from time to time by ordinary resolution:

●	increase our share capital by new shares of such amount as we think expedient;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	subdivide our shares, or any of them, into shares of an amount smaller than that fixed by the memorandum of association of Elong, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner authorized by the Cayman Companies Act.

Anti-Takeover Provisions

Some provisions of Elong’s M&A may discourage, delay or prevent a change of control of us or management that shareholders may consider favorable, including provisions that:

●	establish a dual class structure comprised of Elong Class A Ordinary Shares and Elong Class B Ordinary Shares and entitle the holder of each Elong Class B Ordinary Share to fifty (50) votes on all matters subject to vote at our general meetings;

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without the approval of our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under Elong’s M&A for a proper purpose and for what they believe in good faith to be in the best interests of us.

Shareholder Meetings; Quorum

All general meetings other than annual general meetings shall be called extraordinary general meetings.

We may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors. At these meetings the report of the directors (if any) shall be presented.

At least seven calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by us, provided that a general meeting of ours shall, whether or not the notice specified in our M&A has been given and whether or not the provisions of our M&A regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

●	in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and

●	in the case of an extraordinary general meeting, by holders of two-thirds of the shareholders having a right to attend and vote at the meeting, present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorized representative or proxy.

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting, present at the meeting, shall be a quorum for all purposes.

Shareholder Written Resolutions Without Meeting

A resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.

Appointment of Directors

We may by ordinary resolution appoint any person to be a director. Our Board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on our Board.

Removal of Directors

A director may be removed from office by ordinary resolution (except (A) when Ms. Xiaodan Liu beneficially owns less than one-half of our total voting rights, a director may only be removed from office by special resolution and (B) with regard to the removal of a director who is the chairman, who may be removed from office by special resolution), notwithstanding anything in our M&A or in any agreement between us and such director (but without prejudice to any claim for damages under such agreement).

Borrowing Powers of Directors

The directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Remuneration of Directors

The remuneration of the directors may be determined by the directors and may not be determined by the shareholders.

Interested Transactions

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us shall declare the nature of his interest at a meeting of the directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant Board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that the director may be interested therein and if the director does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Classified or Staggered Boards

Our M&A does not provide for a classified board of directors.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

The directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any account or book or document of ours except as conferred by law or authorized by the directors or by ordinary resolution.

Exclusive Forum

Elong’s M&A provides that, unless Elong consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than Elong.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which Elong’s shareholders may bring claims arising under the Securities Act and the Exchange Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with under the federal securities laws, which may discourage lawsuits with respect to such claims. By requiring a shareholder to bring such a claim in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York), the exclusive forum provision also may increase the costs to a shareholder of bringing such a claim.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90.0%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Special Considerations for Exempted Companies

Elong is an exempted company incorporated with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Elong’s M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in Elong’s M&A governing the ownership threshold above which shareholder ownership must be disclosed.

Enforceability of Civil Liability under Cayman Islands Law

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the Foreign Court, of a debt or definite sum of money against Elong (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against Elong, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

10.C. Material contracts

Material Contracts Relating to the Business Combination

Business Combination Agreement

On December 1, 2023, TMT, TMT Merger Sub Inc. and Elong entered into an Agreement and Plan of Merger, and on February 29, 2024, TMT, Elong and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger (the “Business Combination Agreement”). As a result of the Business Combination, Merger Sub merged into TMT, with TMT surviving as a wholly owned subsidiary of Elong. At closing of the Business Combination (the “Closing”), each TMT Ordinary Share converted into one Elong Class A Ordinary Share, while TMT Rights and Units will automatically convert into Elong Class A Ordinary Shares pursuant to their terms. As a result of the Closing, Elong effected a reverse share split so that it has 45,000,000 Ordinary Shares outstanding (39,222,563 Class A and 5,777,437 Class B), all Class B shares being held by GRACEDAN CO., LIMITED. Concurrently, Elong completed a $7 million PIPE financing with investors purchasing Class A shares and receiving registration rights. At Closing, GRACEDAN CO., LIMITED placed 300,000 Class B shares into escrow to secure indemnification obligations, and may later receive up to 9,000,000 additional Class A shares if certain financial performance targets are met in 2024 and 2025 or upon the occurrence of specified change of control transactions.

Related Agreements

See “Item 4. Information on the Company – 4.A. History and Development of the Company- Additional Agreements in connection with the Business Combination” in this annual report for the description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement.

Other Material Contracts

Restructuring Framework Agreement of Huizhou Yipeng Energy Technology Co., Ltd, dated as of October 8, 2023

On October 8, 2023, in connection with the corporate restructuring described in the Form F-4 in the section titled “,” Huizhou Yipeng entered into the Restructuring Framework Agreement with the original shareholders of Huizhou Yipeng and certain other parties, pursuant to which, among other things, the parties thereto carried out the restructuring so that Elong acquired all equity interests of Huizhou Yipeng and the original shareholders’ shareholding in Huizhou Yipeng were converted into ownership interests in Elong.

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

10.D. Exchange controls

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but is subject to certain foreign exchange regulations for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013, SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, amended on October 10, 2018 and December 30, 2019, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment or SAFE Notice 13, promulgated by the SAFE on February 13, 2015 and effective on June 1, 2015, two administrative approval matters, including foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment, shall be reviewed and processed directly by banks. The SAFE and its local bureaus shall implement indirect supervision through the foreign exchange registration with banks for direct investment.

Pursuant to the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, promulgated on March 30, 2015 and effective on June 1, 2015, and was partially amended on December 30, 2019, and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, promulgated on and effective June 9, 2016, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign-invested enterprises. Foreign exchange capital in a foreign-invested enterprise’s capital account, for which the monetary contribution has been confirmed by the SAFE (or for which the monetary contribution has been registered for account entry), may be settled at a bank as required by the actual management needs of the enterprise. The voluntary settlement ratio of foreign-invested enterprise’s foreign exchange capital projects has been temporarily set at 100%. The SAFE may make adjustments to the said ratio at appropriate times based on the status of the international balance of payments. In addition, foreign exchange earnings under capital projects and the Renminbi funds obtained from the exchange settlements thereof shall not be used by foreign-invested enterprises for the following purposes: (1) direct or indirect payments of expenditures exceeding its business scope or those being prohibited by the laws and regulations of the PRC; (2) direct or indirect uses in securities investments or investments other than capital-protected banking products (except as otherwise expressly provided); (3) issuance of loans to non-affiliated enterprises (excluding those that are expressly permitted within their business scope); and (4) construction or purchase of real estate not for personal use (except for real estate enterprises).

On January 26, 2017, the SAFE promulgated the Notice of the SAFE on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which took effect on the same day. This notice sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing forms, and audited financial statements before wiring foreign-invested enterprises’ foreign exchange distribution above $50,000, and strengthening genuineness and compliance verification of foreign direct investments.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment foreign-invested enterprises may use capital to make equity investment in the PRC in accordance with laws under the premise that the investment is not in violation of the applicable special entry management measures for foreign investment (negative list) and the projects invested are true and in compliance with relevant laws and regulations.

On April 10, 2020, the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

10.E. Taxation

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders.

We are a holding company incorporated in Cayman Islands, and we gain income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Global Mofy Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Global Mofy Cayman and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Elong Power Holding Limited and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2024 and 2023.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. We are required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not we are carrying on any relevant activities and if we are, we must satisfy an economic substance test.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	advertising investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Share as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Share);

●	persons who acquired our Class A Ordinary Share pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Share through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Share; or

●	persons holding our Class A Ordinary Share through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Share. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Share.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Share

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Share. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Share and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Share or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Share as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Class A Ordinary Share

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Share, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Share will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Share, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Share

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the Class A Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Class A Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Class A Ordinary Shares if we are or become a PFIC.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Share and proceeds from the sale, exchange or redemption of our Class A Ordinary Share may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Share, subject to certain exceptions (including an exception for Class A Ordinary Share held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Share.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

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

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange rate risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Company’s oversea financing activities in future are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

Interest Rates Risk

We incur risk arising from the fluctuation of interest rates relating to interest income from interest-bearing assets such as cash and cash-equivalent assets that bear variable interest rates.

Credit Risk

Credit risk refers to the risk of financial loss to us arising from default by the customers or counterparties of contract obligations. Our main credit risk was that counterparties could not repay in full the accounts receivable based on the agreed terms. We actively monitor and manage our credit risk by performing credit checks and monitoring credit limits. With respect to our customers, our local entities are responsible for managing and analyzing the credit risk for each of their new customers before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by our Board.

Liquidity Risk

We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

In connection with that certain Restructuring Framework Agreement dated October 8, 2023 (the “Restructuring Framework Agreement”), Elong issued warrants to nine original shareholders of Elong’s subsidiary Huizhou Yipeng on November 15, 2023, entitling them to acquire up to 105,430,851 Elong Class A Ordinary Shares (36,831,228 Elong Class A Ordinary Shares after giving effect to the Elong Reverse Share Split), subject to the completion of the ODI Approvals. As a part of the Reorganization, this group of shareholders agreed to subscribe the Ordinary Shares of Elong. On October 29, 2024, the holders of Elong Warrants have exercised all of their Elong Warrants and Elong has issued 36,831,228 Elong Class A Ordinary Shares upon the completion of the ODI Approvals on September 11, 2024.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control over Financial Reporting

In the preparation of our consolidated financial statements as included in this annual report, we identified one material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The three material weaknesses that have been identified relate to (1) lack of experienced accounting team and qualified SEC reporting specialist to deal with complex accounting treatments and draft SEC filing document; (2) lack of controls for the IT environment; (3) lack of controls for the inventories in third-party after-sales warehouses. The material weakness, if not remediated timely, may lead to material misstatements in its consolidated financial statements in the future. Prior to preparing for the Business Combination, neither we nor our independent registered public accounting firm had undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting the material weakness and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

To remediate our identified material weaknesses, we plan to take measures to improve our internal control over financial reporting, including. (i) Hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements; (ii) Planning to implement an IT security control and database disaster recovery system to serve different accounting functions; (iii) Establishing accounting record system with access control; (iv) Managing inventories in third-party after-sales warehouses and maintaining a proper accounting record on a timely basis; and (v) ormulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report by our independent registered public accounting firm. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Not applicable.

Item 16A. Audit Committee Financial Expert

The Board has determined that Kebo Qin qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and satisfies the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules, based on his education, experience, and professional background.

Item 16B. Code of Ethics

Our board of directors adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. The code applies to all directors, officers, employees and extended workforce, including the Chairperson and Chief Executive Officer and Chief Financial Officer.

Item 16C. Principal Accountant Fees and Services

UHY LLP (“UHY”) acted as the independent auditor of the Company for the years ended December 31, 2022, and 2023.

Audit services provided by UHY for fiscal years ended December 31, 2023, and 2022 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

On June 19, 2025, the audit committee of the board of directors of the Company resolved to release UHY as the Company’s independent registered public accounting firm, effective June 19, 2025.

On June 20, 2025, the Company engaged Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm. The audit committee of the Company’s board of directors approved the decision to change accountants.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY, our previous independent registered public accounting firm, and Enrome, our current independent registered public accounting firm for the periods indicated, respectively. We did not pay any other fees to UHY or Enrome during the periods indicated below.

	Year Ended December 31,
Services	2022	2023	2024
	$	$	$
Audit fees for UHY	748,250	410,000	533,000
Audit fees for Enrome	-	-	400,000
Total	748,250	410,000	933,000

Audit Fees - Include the aggregate fees for professional services rendered in connection with the annual audit of the Company’s financial statements and the review of the Company’s interim financial statements, as well as fees for services that generally only the independent registered public accounting firm can be reasonably expected to provide, including comfort letters, consents, and review of registration statements filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimums services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are a “foreign private issuer,” as defined in the Exchange Act. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. Certain corporate governance practices in the Cayman Islands may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

For example, among other things, we are not required to: (1) have a majority-independent board of directors; (2) have a compensation committee consisting of independent directors; (3) have a nominating committee consisting of independent directors; (4) have regularly scheduled executive sessions with only independent directors each year; or (5) obtain shareholder approval prior to the issuance of additional circumstances in accordance with Rule 5635 of the Nasdaq Stock Market Rules.

A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards during the fiscal year ended December 31, 2024 and the period from January 1, 2025 to the date of this annual report is as follows:

Nasdaq Stock Market Rule 5635(c) (“Rule 5635(c)”) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, with a few limited exceptions. In lieu of following Rule 5635(c), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such issuance, establishment of the plan and any amendment thereto.

As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

As a provider of high-power, large-capacity energy storage systems and fast-charging batteries for commercial and specialty electric vehicles, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

EXHIBIT NUMBER	DESCRIPTION
1.1	Amended and Restated Memorandum and Articles of the Elong Power Holding Limited (incorporated by reference to Exhibit 3.3 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
2.1*	Description of Securities
4.1	Amended and Restated Agreement and Plan of Merger, dated as of February 29, 2024, by and among TMT Acquisition Corp, Elong Power Holding Limited and ELong Power Inc. (incorporated by reference to Exhibit 2.1 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.12 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.13 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.4	Form of Indemnification Agreement. (incorporated by reference to Exhibit 4.4 to our shell company report on Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
4.5	Elong Power Holding Limited 2024 Long-Term Incentive Equity Plan (incorporated by reference to Exhibit 10.14 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.6	Form of Subscription Agreement with the PIPE Investors (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on September 11, 2024).
4.7	Form of Letter Agreement with PIPE Investors and GRACEDAN CO., LIMITED. (incorporated by reference to Exhibit 10.16 of the Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on September 27, 2024).
4.8	Amended and Restated Registration Rights Agreement, dated November 21, 2024, by and between the Company and certain security holders. (incorporated by reference to Exhibit 4.8 to our annual report Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
4.9	Amended and Restated Sponsor Support Agreement, dated February 29, 2024 (incorporated by reference to Exhibit 10.9 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.10	Amended and Restated Shareholder Voting Agreement, dated February 29, 2024 (incorporated by reference to Exhibit 10.10 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.11	Factory Lease Contract for the C factory building of the Zibo Advanced Manufacturing Industrial Park, dated as of December 15, 2023 (incorporated by reference to Exhibit 10.8 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.12	Restructuring Framework Agreement of Huizhou Yipeng Energy Technology Co., Ltd, dated as of October 8, 2023 (incorporated by reference to Exhibit 10.6 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.13	Enterprise Settlement Agreement for the Gushan standard factory building project of Ganzhou New Energy Automobile Science and Technology City, dated as of August 3, 2023 (incorporated by reference to Exhibit 10.5 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.14	Letter Agreement, dated March 27, 2023, by and among TMT Acquisition Corp, its officers and directors, and 2TM Holding LP (incorporated herein by reference to Exhibit 10.1 to TMT’s Form 8-K as filed with the Securities and Exchange Commission on March 30, 2023).

4.15	Private Placement Unit Subscription Agreement, dated March 27, 2023, by and among TMT Acquisition Corp and 2TM Holding LP (incorporated herein by reference to Exhibit 10.4 to TMT’s Form 8-K as filed with the Securities and Exchange Commission on March 30, 2023).
4.16	Amended and Restated Securities Subscription Agreement, dated December 31, 2021, between TMT Acquisition Corp and 2TM Holding LP (incorporated by reference to Exhibit 10.2 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.17	Securities Subscription Agreement, dated August 20, 2021, between TMT Acquisition Corp and 2TM Holding LP (incorporated by reference to Exhibit 10.1 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.18	Elong Power Holding Limited 2024 Long-Term Incentive Equity Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-8, filed with the Securities and Exchange Commission on April 21, 2025).
8.1*	Subsidiaries of Elong Power Holding Limited.
11.1	Elong Power Holding Limited Code of Ethics and Business Conduct (incorporated by reference to Exhibit 11.1 to our shell company report on Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
11.2	Elong Power Holding Limited Policy on Insider Trading (incorporated by reference to Exhibit 11.2 to our annual report Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of Enrome LLP
97.1*	Executive Compensation Recovery Policy

*	Furnished with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Elong Power Holding Limited

By:	/s/ Xiaodan Liu
Name:	Xiaodan Liu
Title:	Chairperson and Chief Executive Officer

Date: September 19, 2025

ELONG POWER HOLDING LIMITED

148

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Elong Power Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Elong Power Holding Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023,the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows for each of the years ended December 31, 2024, 2023 and 2022 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023,and the results of its operations and its cash flows for each of the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As report in Note1(c) to the consolidated financial statements, the Company incurred a net loss $30.1 million, with negative operating cash flows of $2.8 million and as of December 31, 2024, it had a working capital deficit of $9.9 million, shareholders’ deficit of $16.5 million and its accumulated deficit was $68.9 million. These events or conditions indicate the existence of material uncertainty which may cast significant doubt on the Company’s ability to continue as going concern. The consolidated financial statements have been prepared on the going concern basis as management of the Company has evaluated the sufficiency of its working capital. shareholders’ deficit and accumulated deficit and concluded that the management’s plans in regard to these matters are described in Note 1(c). the Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the consolidated balance sheet date and the date of consolidated financial statements for the financial year ended December 31, 2024.The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.

Singapore
September 19, 2025

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	As of December 31,
	2024	2023

ASSETS
CURRENT ASSETS
Cash & Cash Equivalents	$146,514	$756
Restricted Cash	171,487	307,826
Short term investment	7,028,594	-
Notes receivable	-	15,493
Accounts receivable, net	64,159	991,212
Retention receivables-current, net	3,738	212,163
Inventories, net	1,428,197	2,813,699
Amounts due from related parties	68,500	249
Prepaid expenses and other current assets	1,560,119	1,114,474
Deferred offering costs	-	231,316
TOTAL CURRENT ASSETS	10,471,308	5,687,188

Retention receivables, net	8,569	1,823,187
Property, plant and equipment, net	855,190	13,134,762
Intangible assets, net	2,673	25,634
Operating lease right-of-use asset	15,207,546	16,607,520
Finance lease right-of-use asset	85,801	126,201
Other non-current assets	-	98,593
TOTAL ASSETS	$26,631,087	$37,503,085

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES
Short term loans- unrelated parties	$6,561,136	$1,143,565
Short term loans-related parties	561,698	563,388
Current portion of long-term loan payable	479,498	492,965
Accounts payable	1,072,090	1,176,850
Amounts due to related parties	115,313	160,438
Contract liabilities	3,878,202	3,893,986
Accrued expenses and other current liabilities	6,325,810	3,799,292
Product warranty provision-current	1,368,031	2,008,484
Operating lease liability-current	-	1,578,006
Finance lease liability-current	-	155,842
TOTAL CURRENT LIABILITIES	20,361,778	14,972,816

Long-term loan payable	-	246,482
Product warranty provision-non current	642,176	916,586
Operating lease liability-non current	21,946,223	20,388,865
Financial lease liability-non current	131,635
TOTAL LIABILITIES	$43,081,812	$36,524,749

SHAREHOLDERS’ (DEFICIT) EQUITY
Class A ordinary shares, $0.00001 par value, 4,000,000,000 shares authorized, 53,278,662 and 39,222,563 share issued and outstanding as of December 31, 2024 and 2023, respectively *	533	392
Class B ordinary shares, $0.00001 par value, 1,000,000,000 shares authorized, 5,777,437 share issued and outstanding as of December 31, 2024 and 2023, respectively *	58	58
Additional paid in capital*	51,070,184	38,502,520
Statutory reserve	708,470	708,470
Accumulated deficit	(68,903,695)	(38,790,191)
Accumulated other comprehensive income	673,725	557,087
TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(16,450,725)	978,336
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$26,631,087	$37,503,085

*	Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the Years Ended December 31,
	2024	2023	2022

Revenues	$386,940	$3,162,739	6,815,548
Cost of revenue	(1,254,622)	(3,563,832)	(5,671,430)
Cost of revenue – idle capacity	(2,594,609)	(3,512,954)	(3,996,300)
GROSS LOSS	(3,462,291)	(3,914,047)	(2,852,182)

OPERATING EXPENSES
Selling expenses	(105,996)	(218,111)	(247,181)
(Provision for) / Reversal from warranty liability	674,122	(42,176)	(256,433)
General and administrative expenses	(13,005,080)	(3,197,349)	(2,740,049)
(Provision for)/ reversal from credit losses	(2,763,188)	301,002	(1,211,221)
Impairment of Property, plant and equipment	(10,350,589)	-	-
Research and development expenses	(108,863)	(873,968)	(903,996)
Total operating expenses	(25,659,594)	(4,030,602)	(5,358,880)

LOSS FROM OPERATIONS	(29,121,885)	(7,944,649)	(8,211,062)

OTHER (EXPENSES) INCOME

Interest income	38,572	18,656	20,103
Interest expense	(362,675)	(101,130)	(526,999)
Government grant	-	124,685	375,995
Foreign currency exchange gains	50,336	-	-
Other income (expenses)	(717,852)	456,437	(1,424,201)
TOTAL OTHER INCOME (EXPENSES), NET	(991,619)	498,648	(1,555,102)

LOSS BEFORE INCOME TAX EXPENSE	(30,113,504)	(7,446,001)	(9,766,164)

INCOME TAX EXPENSE	-	-	(2,208)

NET LOSS	$(30,113,504)	$(7,446,001)	(9,768,372)

LOSS PER SHARE FOR BOTH CLASS A AND B ORDINARY SHARES*
Basic	$(0.51)	$(0.17)	(0.22)
Diluted	$(0.51)	$(0.17)	(0.22)

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN CALCULATING BASIC AND DILUTED LOSS PER SHARE*
Class A Ordinary Shares	53,278,662	39,222,563	39,222,563
Class B Ordinary Shares	5,777,437	5,777,437	5,777,437

*	Par value of ordinary shares, and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

FS-3

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the Years Ended December 31,
	2024	2023	2022
NET LOSS	$(30,113,504)	$(7,446,001)	(9,768,372)

OTHER COMPREHENSIVE (LOSS)/INCOME
Foreign currency translation adjustment	116,638	(77,359)	470,632
COMPREHENSIVE LOSS	$(29,996,866)	$(7,523,360)	(9,297,740)

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	Class A		Class B		Additional			other	Total Shareholders’
	Ordinary Shares (i)		Ordinary Shares (i)		Paid in	Statutory	(Accumulated	Comprehensive	(Deficit)
	Shares	Amount	Shares	Amount	Capital (i)	Reserve	deficit)	income	Equity

As of January 1, 2022	39,222,563	$392	5,777,437	$58	$23,154,049	$708,470	$(21,045,672)	$163,814	$2,981,111
Net loss	-	-	-	-	-	-	(9,768,372)	-	(9,768,372)
Capital contribution	-	-	-	-	1,396,555	-	-	-	1,396,555
Foreign currency translation adjustment	-	-	-	-	-	-	-	470,632	470,632

As of December 31, 2022	39,222,563	$392	5,777,437	$58	$24,550,604	$708,470	$(30,814,044)	$634,446	$(4,920,074)
Impact from adoption of ASU2016-13	-	-	-	-	-	-	(530,146)	-	(530,146)
Net loss	-	-	-	-	-	-	(7,446,001)	-	(7,446,001)
Reclassification of mezzanine equity to permanent equity	-	-	-	-	13,951,916	-	-	-	13,951,916
Foreign currency translation adjustment	-	-	-	-	-	-	-	(77,359)	(77,359)
As of December 31, 2023	39,222,563	$392	5,777,437	$58	$38,502,520	$708,470	$(38,790,191)	$557,087	$978,336

Effect of reverse recapitalization, net of costs	3,456,099	35	-	-	(3,433,284)				(3,433,249)
Shares issued to PIPE Investors	700,000	7	-	-	6,999,993				7,000,000
Shares issued to Consultant	900,000	9	-	-	8,999,991				9,000,000
Issuance of ordinary shares in connection with Earnout agreement	9,000,000	90	-	-	(90)				-
Capital Contribution					1,054				1,054
Net loss	-	-	-	-	-	-	(30,113,504)	-	(30,113,504)
Other comprehensive income	-	-	-	-	-	-	-	116,638	116,638

As of December 31, 2024	53,278,662	$533	5,777,437	$58	$51,070,184	$708,470	$(68,903,695)	$673,725	$(16,450,725)

*	Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the Years Ended December 31,
	2024	2023	2022

Cash flows from operating activities
Net loss	$(30,113,504)	$(7,446,001)	(9,768,372)
Adjustments to reconcile net loss to cash used in operating activities
Provision for (reversal from) credit losses	2,763,188	(301,002)	-
Provision for Doubtful Accounts	-	-	1,211,221
(Deletion) provision of obsolete inventory	(773,119)	184,713	323,802
Depreciation and amortization expense	1,713,096	1,385,840	1,998,487
Impairment of Property, plant and equipment	10,350,589
Amortization of operating and finance right-of-use assets	1,582,452	1,607,292	1,944,270
Loss on disposals of property, plant and equipment	52,220	-	388,907
(Reversal from) provision from warranty liability	(674,122)	42,176	256,433
Unrealized gain on short-term investment	(28,594)	-	-
Transaction costs related to the issuance of consultant shares	9,000,000	-	-
Changes in operating assets and liabilities:
Notes receivable	15,287	596,254	(1,680,520)
Accounts receivable	(288,633)	531,003	112,596
Inventories	2,163,935	1,261,751	2,702,757
Amounts due from related parties	(69,237)	-	(14,646)
Prepaid expenses and other current assets	(355,151)	234,542	1,133,867
Deferred closing costs	-	(231,931)	-
Retention receivables	434,135	604,712	969,060
Accounts and notes payable	(73,656)	(1,896,383)	(4,250,450)
Amounts due to related parties	(42,016)	115,330	(1,557)
Contract liabilities	91,894	(1,582,264)	4,359,556
Accrued expenses and other current liabilities	1,600,448	626,965	(541,582)
Product warranty liability	(172,852)	(1,327,270)	(3,564,562)
Operating lease liability	-	-	(181,321)
Other non-current assets	-	(98,855)	-

Net cash used in operating activities	(2,823,640)	(5,693,128)	(4,602,054)

Cash flows from investing activities
Purchase of property, plant and equipment	(976)	(548,931)	(1,153,874)
Proceeds from sales of property, plant and equipment	-	-	83,254
Placement of short-term investments	(7,000,000)
Issuance of promissory note receivable	(775,000)
Net cash used in investing activities	(7,775,976)	(548,931)	(1,070,620)

Cash flows from financing activities
Proceeds from bank borrowings	-	-	742,969
Repayments of bank borrowings	-	(706,108)	(5,052,192)
Proceeds from factoring loan related to notes receivable	-	-	1,619,673
Proceeds from capital contribution	-	4,236,649	1,396,555
Capital injection from share capital shareholders	1,054	-	-
Proceeds from issuance of mezzanine equity	-	-	9,742,132
Proceeds from borrowings from related parties	13,897	564,887	-
Repayment of borrowings to related parties	-	-	(28,233)
Proceeds from borrowings from third parties	4,350,790	2,010,327	237,230
Repayments of borrowings to third parties	(526,703)	(475,632)	(4,442,437)
Proceeds from loan payable with pledged assets	-	985,929	-
Repayment of loan payable with pledged assets	(243,200)	(246,482)	-
Proceeds from PIPE financing	7,000,000
Net cash provided by financing activities	10,595,838	6,369,570	4,215,697

Effect of changes of foreign exchange rates on cash	13,197	(984,483)	1,271,352
Net increase/(decrease) in cash	9,419	(856,972)	(185,625)
Cash and cash equivalents and restricted cash, beginning of year	308,582	1,165,554	1,351,179
Cash and cash equivalents and restricted cash, end of year	$318,001	$308,582	1,165,554
Supplemental disclosures of cash flow information
Cash paid for interest	$22,876	$60,492	453,211
Income taxes paid	$-	$2,155	-
Non-cash investing and financing activities
Payable for purchase of property, plant and equipment	$-	$315,933	735,488
Lease liabilities arising from obtaining right-of-use assets	$-	$-	1,220,971
Other income due to debt forgiven by a third party	$-	$375,701	-
Reclassification of mezzanine equity to permanent equity	$-	$9,715,267	-
Unpaid deferred offering cost related with reverse recapitalization	$69,190	$-	-
Net liabilities acquired in the reverse recapitalization	$3,433,249	$-	-
Issuance of consultant shares	$9,000,000	$-	-

The following tables provide a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	As of December 31, 2024	As of December 31, 2023
Cash and cash equivalents, beginning of the year	756	918,359
Restricted cash, beginning of the year	307,826	247,195
Total cash, cash equivalents and restricted cash at beginning of the year	308,582	1,165,554

Cash and cash equivalents, end of the year	146,514	756
Restricted cash, end of the year	171,487	307,826
Total cash, cash equivalents and restricted cash at end of the year	318,001	308,582

The accompanying notes are an integral part of these consolidated financial statements.

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a) Principal activities

Elong Power Holding Limited (“Elong Power”) was incorporated under the laws of the Cayman Islands on August 18, 2023. Elong Power, through its subsidiaries (collectively “the Company”) noted below, specializes in the R&D, production and market application of high-power lithium-ion battery packs, cells and parts for electric vehicles and construction machinery. The Company’s lower-cost, high power and fast-charging batteries are designed specifically for commercial vehicles and specialty vehicles.

(b) History of the Company and Reorganization

Prior to the incorporation of the Company, Huizhou City Yipeng Energy Technology Co., Ltd. (“Yipeng”) was incorporated under the laws of People’s Republic of China (“PRC”) on January 26, 2014. On May 28, 2018, and September 29, 2022, Huizhou Yipeng established Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng”) and Zibo Yipeng Energy & Technology Co., Ltd. (“Zibo Yipeng”) under the laws of PRC, respectively. These two subsidiaries were 100% controlled by Huizhou Yipeng who shareholders are a group of individual and institutional shareholders, with voting agreements to vote consensually concerning operation and development matters before the reorganization.

In preparation for listing on the U.S. Exchange Market via merging with a Special Purpose Acquisition Company (“SPAC”) traded on NASDAQ, the Company completed reorganization (the “Reorganization”) in November 2023, which involved the following steps:

On October 8, 2023, all shareholders of Huizhou Yipeng entered into Huizhou Yipeng’s Reorganization Framework Agreement to vote consensually concerning operation and development matters of the Elong Power and its subsidiaries.

●	On August 18, 2023, Elong Power was established under the laws of the Cayman Islands.
●	On September 20, 2023, Elong Power International Co, Limited (“Elong Power International”) was incorporated in British Virgin Islands as a wholly owned subsidiary of Elong Power.
●	On October 8, 2023, all shareholders of Huizhou Yipeng entered into Reorganization Framework Agreement regarding the setting up a Wholly Foreign-Owned Enterprise (“ WFOE”), transferring their equity interests in RMB one dollar to the proposed WFOE, and further holding the future shares of Elong Power in order to participate in the future overseas De-SPAC listing, which include issuing ordinary shares and warrant shares to be converted into Class A ordinary shares (Note 18- Equity).
●	On October 9, 2023, Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”) was incorporated in Hong Kong as a wholly owned subsidiary of Elong Power International.
●	On November 2, 2023, Elong Power (Ganzhou) Co., Ltd. (“Elong Power (Ganzhou)”, “WFOE”) was established in PRC as a wholly owned subsidiary of Elong Power (Hong Kong). Elong Power (Ganzhou) obtained 100% of the equity interests of Huizhou Yipeng through the unanimous agreement of all shareholders of Huizhou Yipeng under the terms of Huizhou Yipeng’s Reorganization Framework Agreement.

By November 17, 2023, Elong Power owned 100% stake in Elong Power (Ganzhou) or WFOE through the following transactions:

●	issued Class A Ordinary Shares 6,845,290 at the par value of the Class A Ordinary Share (i.e. $ 0.00001) of the Company to four individual shareholders who are the original shareholders of Huizhou Yipeng before the reorganization (see Note 18- Equity).

●	issued Class B Ordinary Shares 16,538,142 at the par value of the Class B Ordinary Share (i.e. $ 0.00001) of the Company to GRACEDAN CO., LTD. which is 100% owned by the Company’s CEO and Chairwoman, and who is also one of the controlling persons before the reorganization (see Note 18- Equity).

●	issued 105,430,851 warrants (“Warrant Shares”) to nine institutional shareholders who are the original shareholders of Huizhou Yipeng before the reorganization.

The above Class A and B ordinary shareholders exchange their shareholdings by their respective ratios in Huizhou Yipeng before the Reorganization and also under the terms of Huizhou Yipeng’s Reorganization Framework Agreement.

Immediately before and after the Reorganization as described above, Elong Power together with its subsidiaries were effectively controlled by the same controlling shareholders, and given no change on control, the transaction is accounted for as business combination under common control.

For financial reporting purpose, the acquisition of Huizhou Yipeng represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination has been in effect since the inception of common control. Accordingly, the audited consolidated financial statements of Elong Power and subsidiaries reflect the accounting of the combined subsidiaries at historical carrying values, except that equity reflects the equity of Elong Power.

Reverse Recapitalization

On November 21, 2024 (the “Closing Date”), Elong consummated the business combination with TMT Acquisition Corp (“TMT”), following the approval of the transaction. At the Closing, Merger Sub merged with and into TMT, with TMT surviving the merger and becoming a wholly owned subsidiary of Elong. At the Effective Time, each outstanding TMT Ordinary Share was converted into one Elong Class A Ordinary Share, each TMT Right was automatically converted into 0.2 of a TMT Ordinary Share and then into 0.2 of an Elong Class A Ordinary Share, and each TMT Unit was separated into its component securities and converted accordingly. As a result, an aggregate of 4,356,099 Elong Class A Ordinary Shares were issued to TMT stockholders.

Elong was determined to be the accounting acquirer as it comprises the ongoing operations, its senior management leads the combined company, and its shareholders hold the majority of voting power after the transaction. The Business Combination is not a business combination under ASC 805 because TMT was not considered a business. Accordingly, the transaction is accounted for as a reverse recapitalization, which is equivalent to Elong issuing shares for the net monetary assets of TMT, accompanied by a recapitalization. As a result, Elong’s historical financial statements became those of the combined company, with retrospective adjustments to reflect the reverse recapitalization. The equity was retrospectively adjusted based on an exchange ratio of 0.35, representing 128,814,283 shares exchanged for 45,000,000 shares (excluding escrowed shares), to reflect the equity structure of the legal acquirer, Elong. Net income (loss) per share has been retrospectively restated using the historical weighted-average number of shares outstanding multiplied by the exchange ratio.  As of December 31, 2024, subsidiaries of the Company include the following:

Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Elong Power International Co, Limited (“Elong Power International”)	BVI	September 20, 2023	100%	Investment holding
Elong Power (Hong Kong) International Limited (Elong Power (Hong Kong))	Hong Kong	October 9, 2023	100%	Investment holding
Elong Power (Ganzhou) Co., Ltd.	Ganzhou, PRC	November 2, 2023	100%	Investment holding
Huizhou City Yipeng Energy Technology Co., Ltd. (“Huizhou Yipeng”)	Huizhou, PRC	January 26, 2014	100%	R&D and manufacturing of lithium-ion power batteries, lithium-ion power battery systems and their accessories
Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng”)	Ganzhou, PRC	May 28, 2018	100%	R&D and manufacturing of lithium-ion batteries, backup power supplies, energy storage systems and accessories.
Zibo Yipeng Energy & Technology Co., Ltd. (“Zibo Yipeng”)	Zibo, PRC	September 29, 2022	100%	R&D and manufacturing of battery spare parts and energy storage technology services
Elong Power (Beijing) Co., Ltd. (“Beijing Yipeng”)	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D
TMT Acquisition Corp (“TMT”)	Cayman Islands	July 6, 2021	100%	Investment holding

(c) Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reported in the accompanying consolidated financial statements, the Company incurred net loss of $30.1 million, with negative operating flows of $2.8 million for the year ended December 31, 2024. As of December 31, 2024, the Company working capital deficit of $9.9 million, shareholders’ deficit of $16.5 million and its accumulated deficit was $68.9 million.

The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

To meet the cash requirements for the next 12 months from the issuance date of this report, the Company is undertaking a combination of the remediation plans:

●	The Company’s shareholder has committed to support the Company’s operation in cash and started to fund the Company for a minimum period of twelve months from the date of this report in terms of improving cash position.

●	The Company is going to seek more equity investment in the year of 2025.

As of December 31, 2024, the Company’s having a minimum cash balance on the consolidated statement of financial position. The Company has taken an intensive review of operations and expenditures, including selling, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from the issuance date of this report.

The Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the consolidated balance sheet date and the date of consolidated financial statements for the financial year ended December 31, 2024. Accordingly, the Company’s consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Company will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realised other than in the amounts at which they are currently recorded in the consolidated balance sheet. In addition, the Company may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities.

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowances for expected credit losses, estimates for inventory provisions, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

(d) Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollars (“$”). The functional currency of the Company and its subsidiary which is incorporated in BVI, Cayman islands and Hong Kong is United States dollars (“$”). The functional currencies of the other subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Revenues and expenses of its subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of shareholders’ equity. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand. Translation of amounts from RMB into US dollars has been made at the following exchange rates for the respective periods:

Year ended December 31, 2023
Balance sheet, except for equity accounts	RMB	7.0999 to US$1.00
Income statement and cash flows	RMB	7.0811 to US$1.00

Year ended December 31, 2024
Balance sheet, except for equity accounts	RMB	7.2993 to US$1.00
Income statement and cash flows	RMB	7.1957 to US$1.00

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less.

	As of December 31, 2024	As of December 31, 2023
Cash and cash equivalents	$146,514	$756
Restricted cash	171,487	307,826
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$318,001	$308,582

(f) Restricted cash

Restricted cash represents for (a) frozen cash relating to the court order; (b) security deposits held in designated bank accounts for the repayment of the notes payable, and (c) security deposit for executing the sales contract with one customer.

As of December 31, 2024 and December 31, 2023, the restricted cash presented separately on the consolidated balance sheets as follows:

	As of December 31, 2024	As of December 31, 2023
Frozen amount (a)	$171,487	$307,826
Total restricted cash shown in the statements of cash flows	$171,487	$307,826

(a)	This frozen amount is due to the court order primarily resulted from the legal proceedings related to the contract disputes with customers (See Note 22-ii) Litigation.

(g) Short term investment

The Company classifies fund investments with original investment terms exceeding three months but less than one year as short-term investments. As of December 31, 2024 and 2023, the Company held short-to-medium term money market funds with fair values of approximately $7,028,594 and $nil, respectively. Related investment income has been recognized in the consolidated statements of operations and comprehensive loss, with investment gains of $28,594, $0, and $0 recorded for the years ended December 31, 2024, 2023, and 2022, respectively.

(h) Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses from the customers. Accounts receivable do not bear interest.

Since July 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance in the combined statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customer.

The Company is in the battery technology industry and generates its revenue streams from the sale of battery packs, cells and battery spare parts. Historical credit losses from accounts receivable and retention receivable provides the starting point for management’s assessment of the reserve for credit losses. The Company determined the CECL by estimating historical credit loss experience based on the Company’ industry demand, risk profile, or past due status and adjusted as appropriate to reflect current conditions and estimates of future economic conditions (such as GDP factor or unemployment factor).

The Company estimated the credit losses for accounts receivable based on historical credit loss experience using the roll-rate method. By utilizing the historical aging data from January 2018 to December 31, 2024, the Company estimated the credit losses on accounts receivable based on rolling loss ratio for the past three years on a semi-annual basis. In assessing relevant information, management scored its assessment of current economic conditions and future expectations, credit ratings, security deposit, and default cover age proportionally, and determined that a 100% credit loss shall be reserved for accounts receivable overdue three years.

In 2024, the Company identified seven customers as uncollectible due to negligible collections during the year. Certain customers also initiated litigation concerning product quality issues. Based on an assessment of recoverability and the customers’ repayment intentions, these customers were classified as uncollectible, and a 100% credit loss allowance was recognized for those accounts receivable.

The Company estimated credit losses for retention receivable based on historical credit loss experience using the historical annual loss rate methodology and taking forward-looking factors from 2020 to 2029 to score future factors proportionality of significant economic growth rates, inflation rates, unemployment rates and demand from the battery industry. The management judgmentally elects to use additional 10% and 5% credit loss to adjust for future factors of retention receivable for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company also recorded provision for credit losses of $2,763,188 for the year ended December 31, 2024, and reversal from credit losses of $301,002 for the year ended December 31, 2023 and allowance for doubtful account of $1,211,221 for the year ended December 31, 2022, respectively (see Note 4).

(i) Inventories, net

Inventories consist of raw materials, work in process, semi-finished goods and finished goods and are stated at the lower of cost or net realizable value. Cost is calculated on the first in first out (“FIFO”), which is consistent with the physical flow of battery raw materials and finished goods and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the products less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(j) Property, plant and equipment, net

Property, plant and equipment (including construction in progress) are stated at cost less accumulated depreciation and impairment charges. Depreciation is calculated primarily based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets except the depreciation method for mold and tooling:

Property, plant and equipment	Lesser of lease term or expected useful life(number of years)
Machinery and equipment	3-10 years
Office equipment	4 – 5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of lease term or estimated useful life of the assets

Mold and tooling are depreciated based on the units-of-production.

The cost and accumulated depreciation of property, plant and equipment sold are removed from the consolidated balance sheets and resulting gains or losses are recognized in the consolidated statements of operations and comprehensive loss.

Construction in progress represents manufacturing facilities and equipment under construction, and is stated at cost. The capitalization of these costs ceases when construction in progress is transferred to property, plant and equipment and substantially ready for its intended use. No depreciation is recorded for construction in progress.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

(k) Intangible assets, net

Intangible assets consist of software and patents, which are carried at acquisition cost less accumulated amortization and impairment, if any. Intangible assets are amortized using straight-line method over the estimated economic useful lives of the assets. The useful lives are based on the Company’s historical experience with similar assets and take into account the anticipated technological changes. The amortization expenses of software and patents are recorded in general and administrative expenses depending upon the nature of activities.

The Company reviews the estimated useful lives of assets annually to determine the amount of amortization expense to be recorded during any financial year. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. Estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Software	2-5 years
Patents	5 years

(l) Impairment of long-lived assets

To adapt to market technology developments and improve production efficiency, in 2024 the Company formulated a clear plan to upgrade and replace certain production equipment. This plan covers a group of aged assets that are still recorded on the Company’s balance sheet and are expected to be disposed of externally during 2025.

In order to reasonably estimate the recoverable amount of these assets, management proactively engaged with several professional equipment recyclers and suppliers in the market and obtained formal quotations. Based on these market quotes, the estimated net realizable value of the equipment was determined to be lower than its current carrying amount, indicating clear evidence of impairment. Accordingly, the Company recognized an impairment loss of USD$ 10,350,589 in 2024.

In accordance with ASC 360, Property, Plant, and Equipment, long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The impairment test compares the carrying amount of the assets to the sum of the expected future undiscounted cash flows directly associated with the use and eventual disposition of the assets. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized equal to the excess of the carrying amount over the fair value.

For the year ended December 31, 2024, based on the above evaluation, the Company concluded that certain aged equipment met the criteria for impairment and recognized the impairment loss noted above.

(m) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, other receivables (included in “other current assets”), accounts payable, long-term loan payable, amounts due to related parties, short-term borrowings, contract liabilities and other payables (included in “accrued expenses and other current liabilities”), of which the carrying values approximate their fair value. Lease liabilities are measured at amortized cost using discounted rates reflected time value of money.

(n) Warrant Shares

The Company issued warrant shares to a group of original institutional shareholders of Huizhou Yipeng and eligible to exchange the Company’s Class A ordinary shares at the par value of $0.00001 per share upon the completion of the approvals from and filings and registrations with competent branches of Chinese State Administration of Foreign Exchange (“SAFE”) office, National Development and Reform Commission (“NDRC”) and Ministry of Commerce (“ MOFCOM”) as well as other competent PRC governmental authorities with jurisdiction of the outbound direct investment by PRC entities (the “ODI Approvals”) (“Warrant Shares “).

The accounting treatment of warrant shares is determined pursuant to the guidance provided by ASC 815, Derivatives and Hedging (“ASC 815”), as applicable. The freestanding equity-linked instrument that becomes issuable, exercisable, or settleable only upon the occurrence or nonoccurrence of a specified event is considered issued for accounting purpose and evaluated under ASC 815-40. After evaluation that the Warrant Shares are indexed to and settled in the Company’s own stock, management classified the issued Warrant Shares as equity.

In November 2023, the Company issued 105,430,851 Warrant Shares to certain holders, and the holders of Warrant Shares exercised all of their warrants converted into 36,831,228 Class A ordinary shares on October 29, 2024 upon the completion of the ODI Approvals on September 11, 2024.

(p) Revenue recognition

From January 1, 2019, the Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenues are mainly generated from 1) sales of battery packs; 2) sales of battery cells; 3) sales of battery spare parts and other such as sales of product waste and scraps.

Sales of Battery packs and battery cells

The Company generates revenue from sales of battery packs and battery cells through sales contract including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company also identifies only one performance obligation in the contract which is to deliver battery packs and battery cells.

In order for the Company to provide specific battery packs and battery cells explicitly stated in a sales contract or sales orders, the Company requires certain deposits or full amount payment made in advance. Revenue is recognized at the point in time upon the customer’s acceptance of products, which is when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold.

The Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

Sales of battery spare parts and others

The Company typically enters into formal written contracts for the sale of spare parts, scrap, product waste, etc. which includes the general payment and delivery terms, and specific orders shall be placed to the Company. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations. Under the specific order, full amount prepayment is required, and the Company’s performance obligation is to transfer agreed-upon battery spare parts, scrap and product waste. The revenue is recognized at a point in time upon the customer’s acceptance of battery spare parts or scrap and product waste.

Net revenues by product:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

Battery packs/battery cells	$103,756	$2,986,710	$6,641,633
Battery spare parts and others	283,184	176,029	173,915
Total consolidated revenue	$386,940	$3,162,739	$6,815,548

Contract Balances

Contract asset represent the Company’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time. The Company had no contract assets recorded on its balance sheets as of December 31, 2024 and 2023.

The contract liabilities are advances from customers, which represent the cash received for goods and services in advance of revenue recognition and is recognized as revenue when the Company fulfills its performance obligation. The Company’s advances from customers amounted to $3,878,202 and $3,893,986 as of December 31, 2024 and 2023, respectively.

The table below presents the activity of contract liabilities during the years ended December 31, 2024 and 2023 respectively:

	For the year ended December 31,	For the year ended December 31,
	2024	2023
Balance at beginning of year	$3,893,986	$5,632,870
Deposits received	105,390	215,495
Revenue recognized	(14,796)	(1,797,754)
Exchange difference	(106,378)	(156,625)
Balance at end of year	$3,878,202	$3,893,986

(q) Product warranty

The Company provides a manufacturer’s standard warranty on battery packs and battery cells products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products.

The Company’s product warranty generally ranges from one to eight years (or 120,000 or 500,000 kilometer if reached sooner). The Company establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The warranty liability recorded at each balance sheet date reflects management’s best estimates of its product warranty based on historical information and other currently available evidence, including actual claims incurred to date and an estimate of the nature, frequency and costs of future claims for each customer.

The Company review and adjust the estimates to ensure that accruals are adequate to meet expected future warranty obligations. Initial warranty data is limited early in the launch of a new product and accordingly, future adjustments to the warranty accrual may be material.

The portion of the warranty that is expected to incur within the next 12 months is recorded in current liabilities, while the remaining balance is recorded in non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of selling expenses.

The Company considers the standard warranty is not providing incremental service to customers rather than assurance to the quality of the battery packs and battery cells, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

(r) Cost of revenue

Cost of revenue includes direct parts, material, labor cost, manufacturing overhead (including depreciation of assets associated with the production) and shipping and handling costs charged by suppliers. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

Idle capacity

Idle capacity consists of indirect production costs in excess of charges under normal capacity allocated to the Company’s produced semi-finished goods and finished goods. Production costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance. The Company charges allocated production costs to its semi-finished and finished goods based on normal capacity on a monthly basis which is lower than its actual costs incurred. Production costs in excess of production allocations are expensed and recorded in cost of revenue-idle capacity. Idle capacity expenses amounted to $2,594,609, $3,512,954 and $3,996,300 for the years ended December 31, 2024, 2023 and 2022, respectively.

(s) Research and development expenses

All costs associated with research and development (“R&D”) is expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the years ended December 31, 2024, 2023 and 2022, R&D expenses were $108,863, $873,968 and $903,996, respectively.

(t) Selling, general and administrative expenses

Selling expenses consist primarily of employee compensation, and transportation cost as incurred. For the years ended December 31, 2024, 2023 and 2022, selling expenses were $105,996, $218,111 and $247,181, respectively.

For the year ended December 31, 2024, reversal from warranty liability were $674,122, and provision for warranty liability were $42,176 and $256,433 for the years ended December 31, 2023 and 2022, respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, consultant fee paid by shares, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2024, 2023 and 2022, general and administrative expenses were $13,005,080 ,$3,197,349 and $2,740,049 respectively.

(u) Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. For the years ended December 31, 2024, 2023 and 2022, employee benefits expenses were $131,034, $301,274 and $362,167, respectively.

(v) Impairment of Property, plant and equipment

Property, plant and equipment, are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable and are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made. For the years ended December 31, 2024, 2023 and 2022, impairment of Property, plant and equipment were $10,350,589, nil and nil, respectively.

(w) Other income (expense)

Other income (expense) mainly consists of non-operational activities such as loss of disposal of property, plant, and equipment and inventory, litigation charges, and debt forgiveness.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized other income (expenses) as below:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Loss on disposals of property, plant, and equipment and inventory	$(52,220)	$-	$(388,907)
Charges of legal compensation and contract default penalty expense (i)	(436,809)	(30,295)	(1,007,950)
Gain from waste disposal	3,376	154,589	138,868
Other income from debt forgiveness (ii)	55,998	375,699	-
Others	(288,197)	(43,556)	(166,212)
Total other income (expense)	$(717,852)	$456,437	$(1,424,201)

(i)	On March 7, 2024, a customer of the Company filed a lawsuit in Zhengzhou, Henan Providence against Huizhou Yipeng and Elong Power (Ganzhou) Co., Ltd., a subsidiary of the Company (“Elong Power (Ganzhou)”), demanding compensation in the amount of RMB 13,077,192 ($1.8 million) for losses caused by a product quality issue. On December 3, 2024, the court ordered Huizhou Yipeng to pay the plaintiff a battery replacement fee of RMB2,980,724 ($414,235), as well as other fees in the aggregate amount of RMB162,436 ($22,574), within ten days after the judgment was to take effect. The other claims were dismissed. The company has accepted the judgment but has not yet reached the enforcement stage, and recognized RMB 3,143,160 ($436,809) as other expense during the year ended December 31, 2024. Legal compensation charge of $0.9 million and $0.1 million contract default penalty expense to one customer for the year ended December 31, 2022.

(ii)	In 2024, the Company terminated a business arrangement with a related party. As a result, the remaining payment for the goods was no longer required to be made. The Company recognized RMB257,612 ($35,801) as other income during the year ended December 31, 2024. In 2024, the Company entered into an agreement with a supplier, under which the supplier granted a debt waiver of RMB 145,330($20,197) for the outstanding payment of goods.

On December 30, 2023, the Company entered into a debt forgiveness agreement with Suzhou Litai Power System Co., Ltd., a third party which had a debt of RMB2,493,080 (equivalent to $351,142) to the Company bearing interest at 8% per annum and payable on demand. Pursuant to the agreement, the principal amount of RMB2,493,080 (equivalent to $51,142) unpaid and accrued interest of RMB167,284 ($23,561) was waived by Suzhou Litai for the sake of business relationship. The Company recognized RMB2,660,364 ($375,699) as other income during the year ended December 31, 2023.

(x) Government grants

The Company’s PRC based subsidiaries received government subsidies from certain local governments in accordance with relevant policies. The Company’s government subsidies consist of specific subsidies for specific purpose, such as investment promotion, R&D award, labor hiring subsidies and enterprise development grant.

The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. The Company currently recognizes government subsidies i) using a systematic basis over the periods in which the entity recognizes the related expenses that the grants are intended to compensate and ii) when the grant becomes receivable if it compensates for expenses already incurred. As of December 31, 2024, 2023 and 2022, there were no such unearned and deferred income. For the years ended December 31, 2024, 2023 and 2022, the Company has recognized subsidies of nil, $124,685 (RMB882,902) and $375,995 (RMB2,530,353), respectively. There is no guarantee that the Company will continue to receive such grants in the future.

See below for the nature of each government subsidy received and the related accounting treatment:

For the Year Ended December 31, 2023
No.	$	Type of Subsidies	Accounting Treatment

1	2,707	Small loan interest subsidy	The government subsidy received is recognized as government grant income for the expenses incurred for the specific purposes.
2	114,390	Investment promotion subsidy	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
3	7,588	Others (e.g. labor hiring subsidies)	The government subsidy received is recognized as government grant income for the expenses incurred for the specific purposes.
TOTAL	124,685

For the Year Ended December 31, 2022
No.	$	Type of Subsidies	Accounting Treatment

1	322,340	Investment promotion subsidy	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	28,975	Award for patent and R&D activities	The government subsidy received is recognized as government grant income for the expenses incurred for the specific purposes .
3	24,680	Others (e.g. labor hiring subsidies)	The government subsidy received is recognized as government grant income for the expenses incurred for the specific purposes.
TOTAL	375,995

(y) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

(z) Value-added tax (“VAT”)

The Company is subject to statutory VAT of 13% for revenue from sales of battery cells and battery packs in PRC. The Company charges customers Output VAT on revenue generated from sales of products and pays vendors Input VAT on qualified supply purchases. Net VAT balance between input VAT and Output VAT is recorded in the line item of prepaid expenses and other current assets on the consolidated balance sheets as of December 31, 2024 and 2023, respectively.

(aa) Comprehensive loss

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustments.

(bb) Lease

From January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2022, 2023 and 2024.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Finance lease

A lease is classified as a finance lease if it meets any of the following criteria at lease commencement:

1.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term
2.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
3.	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
4.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.
5.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Finance leases are recorded as both an asset and a liability at the lower of the fair value of the asset and the present value of the minimum lease payments at the commencement of the lease term. Finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

(cc) Net loss per share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share.” Earnings (losses) per ordinary share is computed by dividing net income by the weighted average number of ordinary shares issued and outstanding for the periods except that it does not include ordinary shares subject to forfeiture or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, warrants, and unvested restricted shares. The dilutive effect of outstanding stock options, warrants, and restricted shares is reflected in diluted earnings per share by application of the treasury stock method and the if-converted method, respectively. For the years ended December 31, 2024, 2023 and 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the income of the Company. As a result, diluted earnings per ordinary share is the same as basic earnings per ordinary share for the periods presented.

In according with ASC 260-10-45, the 300,000 Indemnity Escrow Shares and 9,000,000 Earnout Escrow Shares are considered contingently returnable shares and therefore are excluded from the computation of basic and diluted earnings per share for the years ended December 31, 2024, 2023 and 2022 (on a retroactively adjusted basis).

(dd) Segment reporting

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products are offered mutually. Considering the streamlining of the growing organization, the Company’s Chief Operating Decision Maker (“CODM”) which is the Chief Executive Officer continues to make decisions with regards to business operations and resource allocation based on evaluation of Elong Power as a whole. The CODM allocates resources and assess financial performance on a consolidated basis. The measure of segment assets is reported on the balance sheet as total consolidated assets accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC and all revenue are generated within the PRC, no geographical segments are presented.

(ee) Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has adopted ASU 2023-07 for annual periods beginning from January 1, 2024 (See Note 4).

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for us for our annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversion of Convertible Debt Instruments (“ASU 2024-04”), which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In February 2025, the FASB issued ASU 2025-02, Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”), amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121, Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Its Platform Users, as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Company’s financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Other accounting standards that have been issued by FASB but do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. SHORT TERM INVESTMENT

	As of December 31, 2024	As of December 31, 2023

Short term investment	7,028,594	-
Total	$7,028,594	$-

In 2024, the Company subscribed for Class A non-voting, redeemable participating shares of Matrix Investment 2 SP, a segregated portfolio of Matrix Investment SPC, an exempted company incorporated with limited liability in the Cayman Islands as a segregated portfolio company. As of December 31, 2024, the net asset value of the investment amounted to USD 7,028,594. Management Fee is 1% per annum of net asset value, accrued monthly. Performance Fee is 30% of the appreciation above the high-water mark, subject to a 15% annual hurdle rate. Shares are redeemable, generally on the first business day of each month, subject to a redemption fee of 1%–2%, which may be waived at the discretion of the directors or the investment manager.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consisted of the following:

	As of December 31, 2024	As of December 31, 2023

Accounts receivable-non retention	$2,261,766	$2,085,782
Retention receivable	2,517,014	2,974,676
Total	4,778,780	5,060,458
Less: Allowance for credit loss	(4,702,314)	(2,033,896)
Account receivable, net	76,466	3,026,562
Less: Current portion	67,897	1,203,375
Non-current portion	$8,569	$1,823,187

As the sales contracts of the Company include standard warranty which covers basic functionality of the products between one to eight years (or 120,000 or 500,000 kilometer if reached sooner) after the sales of the battery cells or battery pack. Retention receivable is reserved for product warranty at 5% to 10% of the sales amount, and is interest-free and recoverable at the end of the retention period.

On January 1, 2023, the Company assessed the credit loss for accounts receivable and retention receivable in accordance with ASU 2016-13 (Topic 326) and the impact of adoption on the Company’s account receivable and retention receivable was described in Note 2- (h) Accounts receivable, net.

During the year ended December 31, 2024, the Company evaluates the need for allowance for credit losses based on specifically identified amounts and aging portfolio that the management believes to be uncollectible. If the actual collection experience changes, revisions to the allowance may be required.

An analysis of movement of the provision for credit losses (with ASC 326) and provision for credit loss (with ASC 326) is as follows:

	For the years ended December 31,
	2024	2023	2022
Balance at beginning of year	$2,033,896	$1,872,550	747,597
Cumulative effect of the implementation of ASC 326 at January 1, 2023	-	530,146	-
Beginning balance at beginning of the year	2,033,896	2,402,696	747,597
Provision for the year
Account receivable	1,149,245	-	52,425
Retention receivable, current	257,858	-	553,808
Retention receivable, non current	1,356,085	7,196	604,988
Total provision for the year*	$2,763,188	$7,196	$1,211,221
Reversal - recoveries by cash
Account receivable	-	(295,017)	-
Retention receivable, current	-	(13,181)	-
Total Reversal - recoveries by cash	-	(308,198)	-
Charged to consolidated statements of operations and comprehensive loss	2,763,188	(301,002)	1,211,221
Foreign exchange adjustment	(94,770)	(67,798)	(86,268)
Balance at end of Year	$4,702,314	$2,033,896	$1,872,550

5. INVENTORIES, NET

Inventory as of December 31, 2024 and 2023 consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Raw materials	$1,293,051	$1,447,850
Work-in-process(i)	20,660	17,552
Semi-finished goods(ii)	632,670	2,391,380
Finished goods	609,516	899,839
Inventory, subtotal	2,555,897	4,756,621
Less: inventory impairment provision	(1,127,700)	(1,942,922)
Inventory, net	$1,428,197	$2,813,699

(i)	Work-in-process primarily consists of battery cells under production or battery pack under assembly process, which will be transferred into Semi-finished goods or finished goods respectively when completed.

(ii)	Semi-finished goods are mainly battery cells which can be used to produce battery packs or sold directly.

Movement of inventory impairment provision is as below:

	For the Years Ended December 31,
	2024	2023	2022
Balance at beginning of the year	$1,942,922	$1,810,384	1,617,467
Addition	483,992	1,506,422	1,544,475
Deletion*	(1,257,111)	(1,321,709)	(1,220,673)
Exchange difference	(42,103)	(52,175)	(130,885)
Balance at end of the year	$1,127,700	$1,942,922	$1,810,384

*	Inventory with impairment provision in the earlier period was sold for the years ended of December 31, 2024, 2023 and 2022.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Value added tax recoverable	$1,090,079	$888,439
Prepayments to suppliers	281,154	178,340
Deposits	60,573	8,418
Deposit of pledged long-term loan payable(i)	95,900
Advance to a third parties(ii)	-	31,240
Staff advance	13,972	3,504
Others	18,441	4,533
	$1,560,119	$1,114,474

(i)	On June 16, 2023, the Company entered into a two-year pledged long-term loan payable of RMB7.0 million ($958,996) with 10% security deposit of RMB0.7 million ($95,900).
(ii)	Advance to a third party receivable on demand and for the purpose of making payments to overseas professional fees on behalf of the Company.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of December 31, 2024 and 2023 consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Leasehold improvements	$3,133,996	$3,279,498
Machinery equipment (i)	12,680,132	13,420,557
Office equipment	929,161	990,925
Motor vehicles	127,145	130,742
Construction in progress (ii)	414,635	426,280
Total	17,285,069	18,248,002
Accumulated depreciation	(6,226,161)	(5,113,240)
Impairment	(10,203,718)	-
Carrying amount	$855,190	$13,134,762

(i)	Machinery equipment also includes mold and tooling.

(ii)	During the year ended December 31, 2024, the Company transferred construction in progress of $723 to leasehold improvements, and $0 to machinery equipment.

During the year ended December 31, 2023, the Company transferred construction in progress of $252 thousand (RMB1.8 million) to leasehold improvements, and $166 thousand (RMB1.2 million) to machinery equipment.

During the years ended December 31, 2024, 2023 and 2022, the Company had loss of asset disposal of $172,305, nil and $388,907, respectively.

During the years ended December 31, 2024, 2023 and 2022, the Company incurred depreciation expense of $1,690,514 and $1,342,835 and $1,945,327, respectively.

During the years ended December 31, 2024, 2023 and 2022, the Company incurred impairment loss of $10,350,589 and nil and nil, respectively.

The aggregate carrying amount of the assets pledged for short term and long term loans by the Company as of December 31, 2024 and December 31, 2023 were as follows:

	As of December 31, 2024	As of December 31, 2023
Machinery equipment	$1,822,429	$1,873,612
Total	$1,822,429	$1,873,612

8. INTANGIBLE ASSETS, NET

	As of December 31, 2024	As of December 31, 2023
Purchased software	$213,507	$219,503
Patents	$2,629	$2,703
Accumulated amortization	(213,463)	(196,572)
Carrying amount	$2,673	$25,634

Amortization expense was $53,160, $43,005 and $22,582 for the years ended December 31, 2024, 2023 and 2022, respectively.

9. LEASE

i) Operating Lease

In June 2018, Ganzhou Yipeng entered into a lease agreement for manufacturing facility, canteen and staff quarters space (“Phase I Lease”) in Ganzhou with a third party for a four year term, commencing on June 1, 2018 and expired and terminated on May 31, 2022. The monthly rental payment for the first year is approximately RMB403,248 ($58,394) per month, with 6% increase per year through the lease term.

Ganzhou Yipeng entered into a lease agreement for manufacturing facility, warehouses, R&D building and staff quarters, (“Phase II Lease”) in Ganzhou with a third party with the commencement date on August 1, 2020, through December 31, 2041, and the quarterly payment schedule starting on August 1, 2024. The monthly rental payment is approximately RMB963,355($143,148) per month through the lease term.

Short-term leases include 1) a one-year leasing of management quarters space from December 9, 2022 to December 8, 2023; and 2) a ten-month leasing from February 19,2024 to December 18, 2024.

Both operating lease expense and short-term lease expense are recognized in cost of revenues and general and administrative expenses.

The components of lease expense for the years ended December 31, 2024, 2023 and 2022 were as follows:

	For the Years ended December 31,
	2024	2023	2022
Lease expense
Operating lease expense	$1,547,705	$1,572,762	$1,924,933
Short-term lease expense	53,753	1,949	172,741
Total lease expense	$1,601,458	$1,574,711	$2,097,674

ii) Finance Lease

On August 13, 2022, Ganzhou Yipeng entered into a lease agreement with a third party for an NMP (N-methyl pyrrolidone) liquid solvent recycling equipment of RMB1.5 million (equivalent to $0.2 million) for a five-year term. Pursuant to the agreement, the Company supplies NMP liquid for manufacturing lithium-ion batteries and the Company uses the equipment with no cash payment while supplying a total of ninety five (95) metric tons of NMP liquid produced at market value through the lease term.

The components of finance lease expense for the years ended December 31, 2024, 2023 and 2022 were as follows:

	For the Years ended December 31,
	2024	2023	2022
Finance lease expense:
Amortization of right-of-use assets	$30,298	$34,530	$15,482
Interest on lease liabilities	7,335	8,707	3,855
Total finance lease expense	$37,633	$43,237	$19,337

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2024:

	Operating leases	Finance leases
2025	$-	$-
2026	4,610,940	141,672
2027	4,952,697
2028	1,650,899
2029	1,650,899
Thereafter	19,810,789
Total future lease payments	32,676,224	141,672
Less: imputed interest	(10,730,001)	(10,038)
Present value of lease liabilities	$21,946,223	$131,635

Lease term and discount rate:

	For the Years ended December 31,
	2024	2023
Weighted-average remaining lease term (years)
Operating leases	17	18
Finance lease	2.6	3.6

Weighted-average discount rate
Operating leases	5.83%	5.83%
Finance lease	5.48%	5.48%

10. SHORT TERM LOANS-UNRELATED PARTIES

As of December 31, 2024 and 2023, short term loans from third parties for working capital purposes were as following:

	As of December 31, 2024	As of December 31, 2023
Third parties loans	6,561,136	1,143,565
Total	$6,561,136	$1,143,565

a) Third parties loans

Third parties loans as of December 31, 2024 and 2023 consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Ms. Xiuxia Wang	1,880,044	704,235
Mr. Hongshan Liu	564,330	439,330
Fujian Chuanzhiyuan Co, ltd	136,997	-
CISI Investment Limited	2,574,765	-
Ms. Xiaozhen Li	1,405,000	-
	$6,561,136	$1,143,565

On June 6 and December 29, 2023 the Company borrowed a revolving credit loan of RMB2.3 million (approximately $319,610) and RMB1.5 million (approximately $211,271 from Mr. Hongshan Liu, an unrelated party individual, bearing 8% per annum and payable on demand. RMB0.7 million (approximately $91,551) was repaid during the year ended December 31, 2023.

On December 7, 2023, the Company borrowed two revolving credit loans of RMB5.0 million (approximately $704,235) from Ms. Xiuxia Wang, an unrelated individuals, bearing 8% interest and payable on demand.

For the year ended December 31, 2024, the Company borrowed a total of RMB 0.5 million (approximately $68,500) on several occasions from Mr. Hongshan Liu, respectively, bearing 8% interest and payable on demand.

For the year ended December 31, 2024, the Company borrowed a total of RMB 10.71 million (approximately $1.5 million) on several occasions from Ms. Xiuxia Wang, bearing 8% per annum and payable on demand. RMB1.99 million (approximately $272,629) was repaid during the year ended December 31, 2024.

On December 30, 2024, the Company borrowed a revolving credit loan of RMB1 million (approximately $136,999) from Fujian Chuanzhiyuan Industrial Investment Co., Ltd., an unrelated party, bearing 8% per annum and payable on demand.

On February 22, 2024, May 7, 2024 and June 14, 2024, the Company borrowed a revolving credit loan of HKD10,000,000, HKD5,000,000 and HKD5,000,000 (approximately $1,282,051, $641,052 and $641,052) from CISI Investment Limited, a third party, bearing 10% per annum and payable on demand.

As of the merger date on November 21, 2024, the Company assumed liabilities of TMT upon completion of the merger, including a short-term, interest-free loan totaling $1,405,000 owed to a non-related party. The loan agreement does not stipulate a specific repayment timeline.

During years ended December 31, 2024, 2023, and 2022, interest of $ 367,977, $39,737 and $287,429 were incurred on the Company’s loans from unrelated parties, respectively.

Changes in loans were as follows:

	For the Years ended December 31,
	2024	2023	2022
Beginning balance	$1,143,565	$2,305,283	$9,800,322
Proceeds from bank borrowings	-	-	742,969
Proceeds from factoring loan related to notes receivable	-	-	1,619,673
Proceeds from third parties	4,350,790	2,010,327	237,230
Repayments of bank borrowings	-	(706,108)	(5,052,192)
Loan forgiven by a third party	-	(388,088)	-
Repayment of loans to third parties	(526,703)	(475,632)	(4,442,437)
Maturity of bank acceptance notes	-	(1,539,316)	-
Loan acquired in the reverse recapitalization	1,425,229	-	-
Exchange difference	168,255	(62,901)	(600,282)
Ending balance	$6,561,136	$1,143,565	$2,305,283

11. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Accounts payable	$1,072,090	$1,176,850

12. ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31, 2024	As of December 31, 2023
Accrued legal expenses (i)	$2,750,034	$2,127,763
Accrued payroll and welfare	332,495	439,731
Payable for purchase of property, plant and equipment	1,084,723	865,949
Interest payable	345,016	5,819
Other payable for endorsed notes receivable	131,564	15,493
Accrued professional fees	1,650,837	279,081
Others	31,141	65,456
Total	$6,325,810	$3,799,292

(i)	Accrued legal expense- On May 18, 2022, a customer of the Company filed a lawsuit in Guiyang Municipal Huaqi District People’s Court, Guizhou Province, against Huizhou Yipeng for failure to pay pursuant to the terms of the contract for selling battery packs. The plaintiff sought a total amount of $836,537 (RMB5,769,760) for the relevant battery replacing cost and labor cost. On June 13, 2022, the Court rebuked Huizhou Yipeng’s appeals. On March 6, 2023, the Court entered into a judgment that Huizhou Yipeng was liable for the above mentioned expenses. The Company thus accrued the legal expense of $0.8 million (RMB5.8 million) in full as of December 31, 2024 and 2023 accordingly.

In November 2022, a customer of the Company filed the lawsuit in Nanjing Shushui District People’s Court, Jiangsu Province, against Huizhou Yipeng on product quality, demanding outstanding payable of $0.4 million (RMB2.5 million). The Company assessed the case seriously, and recognized the remaining accrued liability of $0.2 million (RMB1.6 million) as of December 31, 2024 and 2023, respectively.

In 2021, a user of the Company’s product filed a lawsuit in Xianning, Hubei Province against a Company’s customer (first defendant) and the Company (the second defendant). In July 2024, the court disbursed RMB968,043 ($134,530) from the frozen bank funds. The Company accrued RMB 6,490,957($0.9 million) and RMB7,459,000 ($1.1 million) lawsuit compensation expense during the year ended December 31, 2024 and 2023. (See Note 21-Commitments and Contingencies - (ii) litigation).

On March 7, 2024, a customer of the Company filed a lawsuit in Zhengzhou, Henan Providence against Huizhou Yipeng and Elong Power (Ganzhou) Co., Ltd., a subsidiary of the Company (“Elong Power (Ganzhou)”), demanding compensation in the amount of RMB 13,077,192 ($1.8 million) for losses caused by a product quality issue. On December 3, 2024, the court ordered Huizhou Yipeng to pay the plaintiff a battery replacement fee of RMB2,980,724 ($414,658), as well as other fees in the aggregate amount of RMB162,436 ($22,597), within ten days after the judgment was to take effect. The other claims were dismissed. The Company recognized RMB 3,143,160 ($436,809) as accrued legal expense during the year ended December 31, 2024.

13. PRODUCT WARRANTY PROVISION

The movement of product warranty provision is as following:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Balance at beginning of year	$2,925,070	$3,438,160	5,577,060
Warranty costs incurred	(172,851)	(1,205,002)	(2,013,794)
Provision for new warranties	-	42,176	256,433
Reversal of expired warranty	(674,122)	-	-
Foreign exchange adjustment	(67,890)	649,736	(381,539)
Balance at end of year	2,010,207	2,925,070	3,438,160
Less: Current portion	1,368,031	2,008,484	2,281,360
Non-current portion	$642,176	$916,586	$1,156,800

Warranty provisions are based upon historical experience. Changes in provisions related to pre-existing legacy products were made based on actual claims and intensive testing and analysis on the legacy products.

The cost of repairs and replacement, and the frequency of claims corresponding to the products sold by the Company from 2018 to 2021 have increased due to the fact that the components purchased from one supplier do not meet the Company’s quality standards. As a result, the Company determined that the impacted legacy products sold due to the need to be repaired or replaced before the expiration of the warranty term resulted in provision of product warranty liability totaling $8.5 million (RMB58.7 million) related with this matter from 2018 to 2021. As of December 31, 2024 and 2023, the remaining product warrant liability provision for this legacy supplier was around $2.0 million and $2.9 million.

14. LONG-TERM LOAN PAYABLE

	As of December 31, 2024	As of December 31, 2023
Current portion of long-term loan payable	$479,498	$492,965
Long-term portion of long-term loan payable	-	246,482
Total loan payable with pledged assets	$479,498	$739,447

On June 16, 2023, the Company entered into a two-year pledged long-term loan payable of RMB7.0 million ($965,344), with a third party lender, payable in monthly installments of RMB291,666 ($40,227), bearing interest at 6.8 % per annum, with carrying value of machinery equipment of $1,822,429 and $1,873,612 pledged. Due to the delay in repaying the principal and interest of $239,749.02 and $14,265 respectively, the Company recorded penalty interests of RMB 57,353 ($7,857) during the year ended December 31, 2024.

15. INCOME TAXES

Corporate income tax

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands, Elong Power Holding Limited (“Elong Power”) is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

The Company’s subsidiary, Elong Power International Co, Limited (“Elong Power International”) is incorporated in the BVI and under the current laws of the BVI, Elong Power International is not subject to tax on income or capital gain. In addition, payments of dividend by the subsidiary to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”) is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HKD $2.0 million assessable profits will be subject to an 8.25% lower tax rate and remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The Company’s subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.

Pursuant to Announcement on the Continuation of the Corporate Income Tax Policy for the Development of the Western Region issued by Department of Finance Ministry, State Taxation Administration, National Development and Reform Committee on April 23, 2020 (Notice No. 2020-23), the Company’s subsidiary, Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng “) is entitled to a reduced income tax rate of 15% from January 1, 2021 to December 31, 2030.

The Company’s provision for income tax expenses consisted of:

	For the Years ended December 31,
	2024	2023	2022
PRC income tax
Current	$-	$-	$2,208
Total	$-	$-	$2,208

Reconciliations of the income tax expenses (benefits) computed by applying the PRC statutory income tax rate of 25% to the Company’s income tax expenses of the years presented are as follows:

	For the Years ended December 31,
	2024	2023	2022

Loss before income taxes	$(30,113,504)	$(7,446,001)	$(9,766,164)
Tax credit at PRC corporate income tax rate of 25%	(7,528,376)	(1,861,500)	(2,441,541)
Tax effect of entity at preferential tax rate	1,408,447	576,274	453,498
Adjustments of impact from prior period NOL	-	248,522	-
Non-deductible expenses	3,516,242	14,467	2,237
Permanent differences	-	(83,542)	-
Changes in valuation allowance	2,603,687	1,105,779	1,988,014
Total	$-	$-	$2,208

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Company’s deferred tax assets consisted of the following components:

	As of December 31,
	2024	2023
Deferred tax assets
Net operating loss carry-forwards	$6,929,579	$5,962,064
Accrued cost and expense	847,105	838,747
Provision from for credit loss	721,436	922,030
Provision for warranty liability	272,073	491,898
Lease expense	1,020,565	808,349
Impairment of Property, plant and equipment	1,557,410	-
Others	644	5,626
Less: valuation allowance	(11,348,812)	(9,028,714)
Deferred tax assets, net of valuation allowance	$-	$-

A valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future.

The Company has tax losses arising in Mainland China of $32,877,376 (RMB239,981,820) that will expire in one to five years for deduction against future taxable profits.

16. EMPLOYEE BENEFIT PLAN

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Currently, our PRC subsidiaries are making contributions to the plans based on the minimum standards as required by law for most employees. With respect to the underpaid or unpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid or unpaid employee benefits, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

The Company accrues for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The total employee benefits expensed as incurred were $131,034 (RMB 942,881), $301,274 (RMB 2,133,349) and $362,167(RMB2,437,296) for the years ended December 31, 2024, 2023 and 2022, respectively.

17. RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Company had transactions for the years ended December 31, 2024 and 2023 presented are as follows:

a) Related Parties

Name	Relationship with the Company

Mr. Hongzhong Yu	Senior management of Huizhou Yipeng
Mr. Jianqian Shu*	Shareholder of the Company
Mr. Zhijiang Chen	Director of the Company
Mr. Jiliang Dong	Executive director of the Company
Mr. Xiusheng Wang	Senior management of Huizhou Yipeng
Shenzhen High-power Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
Huizhou Kelie Precision Products Co., Ltd.	Affiliate of non-controlling interest shareholder
Beijing Xinlongmai Enterprise Management Co., Ltd. (“ Beijing Xinlongmai”)	Afficilate of non-controlling interest shareholder
Huizhou Highpower Technology Co., Ltd. (“Huizhou High power”)	Afficilate of non-controlling interest shareholder power”)
Ms. Xiaodan Liu	CEO of Elong Power
Mr. Shilin Xun	Senior management of the Company
Phylion Battery (Chuzhou) Co.,Ltd	Affiliate of non-controlling interest shareholder

*	Mr.Jianqin Shu has not served as an executive of the company since 2024 nor held more than 10% of the Company’s shares, he is no longer considered a related party since 2024.

b) Related party transactions

The following table consists of the purchases that have been entered into with related parties:

	For the Years Ended December 31,
	2024	2023	2022
Purchase of raw materials from a related party
– Huizhou Kelie Precision Products Co., Ltd.	$-	$36,380	$65,246
–Phylion Battery Co.,Ltd	$12,570	$-	-

	For the Years Ended December 31,
	2024	2023	2022
Lease from a related party
–Ms. Xiaodan Liu	$55,588	$-	$-

The following table consists of the financing that have been entered into with related parties:

		For the Years Ended December 31,
	Note	2024	2023	2022
Proceeds from related parties
– Mr. Xiusheng Wang		13,897	-	-
– Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”), afficilate of non-controlling interest shareholder power”)	(a)	$-	$423,663	-
– Huizhou Highpower Technology Co., Ltd. (“Huizhou High, afficilate of non-controlling interest shareholder power”)	(a)	-	141,224	-
Total		$13,897	$564,887	-
Repayment of loan to related parties
- Mr. Zhijiang Chen, Director of the Company				28,233
Total				$28,233

c) Short-term loans payable to related parties

	Note	As of December 31, 2024	As of December 31, 2023
Beijing Xinlongmai Enterprise Management Co., Ltd. (“ Beijing Xinlongmai”)	(a)	$410,999	$422,541
Huizhou Highpower Technology Co., Ltd. (“Huizhou High power”)	(a)	136,999	140,847
Mr. Xiusheng Wang	(a)	13,700	-
Total		$561,698	$563,388

(a)

On October 30, 2023, the Company entered into two one-year loans with its related parties Beijing Xinlongmai Enterprise Management Co., Ltd. (“ Beijing Xinlongmai”) and Huizhou Highpower Technology Co., Ltd. (“Huizhou Highpower”) of RMB 3 million ($0.4 million) and RMB 1 million ($0.1 million), respectively, both bearing zero interest rate and payable on demand. During the year ended December 31, 2024, the loans have been extended to October 20, 2025 and November 8, 2025, respectively.

The Company received the principal of RMB 3 million (S$0.4 million) and RMB 1 million ($0.1 million) on October 30, 2023 and November 8, 2023, respectively.

On December 9, 2024, the Company entered into a one-year loans with its related parties Mr. Xiusheng Wang of RMB 0.1 million ($13,700), earing zero interest rate and payable on demand.

During years ended December 31, 2024 and 2023 interest expense of nil was incurred on the Company’s borrowings from related parties, respectively.

d) Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	Relationship	As of December 31, 2024	As of December 31, 2023	Note
Mr. Jianqin Shu	Shareholder of the Company	$-	$108	Employee advance
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	68,500	-	Deposit
Mr. Haijun Weng	Senior management of Huizhou Yipeng	-	141	Employee advance
Total		$68,500	$249

e) Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	Relationship	As of December 31, 2024	As of December 31, 2023	Note
Mr. Hongzhong Yu	Senior management of Huizhou Yipeng	$2,524	$2,575	Payable for employee reimbursement
Mr. Jianqin Su	Senior management of Huizhou Yipeng	-	198	Payable for employee reimbursement
Mr. Jiliang Dong	Senior management of Huizhou Yipeng	-	607	Payable for employee reimbursement
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	1,119	-	Payable for employee reimbursement
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	54,780	75,173	Payable for the lease of company vehicles
Mr. Shilin Xun	Senior management of the Company	-	1,715	Payable for employee reimbursement
Huizhou Kelie Precision Products Co., Ltd.	Affiliate of non-controlling interest shareholder	-	36,285	Payable for raw material purchases on behalf of the Company
Phylion Battery Co.,Ltd	Affiliate of non-controlling interest shareholder	14,204		Payable for raw material purchases on behalf of the Company
Shenzhen High-power Technology Co., Ltd.	Affiliate of non-controlling interest shareholder	42,686	43,885	Payable to affiliate for expenses paid on behalf of the Company
Total		$115,313	$160,438

18. EQUITY

Ordinary shares

On August 18, 2023, Elong Power Limited was incorporated in the Cayman Islands. On October 21, 2023, Elong Power became the holding company pursuant to the Reorganization described in Note 1. In connection with the Reorganization and 500,000,000 authorized shares of Elong Power, including

●	4,000,000,000 Class A ordinary shares of par value of $0.00001, entitled to one voting each;
●	1,000,000,000 Class B ordinary shares of par value of $0.00001, entitled to fifty voting each

Subsequent to the closing of the Business Combination at November 21, 2024, there were 50,056,099 Ordinary Shares (exclusive of 9,000,000 earnout shares) were issued and outstanding, including 44,278,662 Elong Class A Ordinary Shares and 5,777,437 Elong Class B Ordinary Shares. Share data have been retrospectively restated to give effect to the reversal recapitalization that is discussed in Note 1.

At the closing of the Business Combination (the “Closing”), Merger Sub merged with and into TMT (the “Merger”), with TMT continuing as the surviving entity and becoming a wholly owned subsidiary of Elong. At the effective time of the Merger (the “Effective Time”), (i) each ordinary share of TMT, par value $0.0001 per share (“TMT Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) converted into one Class A ordinary share of Elong, par value $0.00001 per share (“Elong Class A Ordinary Share”), (ii) each right of TMT (“TMT Right”) issued and outstanding immediately prior to the Effective Time automatically converted in accordance with its terms into 2/10 of one TMT Ordinary Share, and then further converted into 2/10 of one Elong Class A Ordinary Share, and (iii) each unit of TMT, consisting of one TMT Ordinary Share and one TMT Right (“TMT Unit”), issued and outstanding immediately prior to the Effective Time automatically and mandatorily separated into its component parts and the TMT Ordinary Shares and TMT Rights included within such TMT Units automatically converted into Elong Class A Ordinary Shares as described above, resulting in 4,356,099 Class A ordinary shares being issued to TMT stockholders.

The consolidated financial statements are prepared as a continuation of the consolidated financial statements of Elong, the acquirer and predecessor, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.35 established in the reverse recapitalization transaction, which is 128,814,283 shares exchanged for 45,000,000 shares (the number of Exchange Shares excluding Escrow Shares, see below), to reflect the equity structure of the legal acquirer, Elong. Earnings (loss) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

During the year ended December 31, 2024, the Company incurred approximately $0.6 million of direct and incremental transaction costs, consisting of legal services directly associated with the reverse recapitalization. In accordance with SEC reporting guidance with regards to an operating company’s reverse acquisition with a nonoperating company having some cash, transaction costs incurred for the reverse acquisition, such as legal fees, may be charged directly to equity to the extent of the cash received, while all costs in excess of cash received should be charged to expense. Accordingly, the Company charged transaction costs of approximately $3.4 million to additional paid in capital in the consolidated financial statements.

300,000 Class B ordinary shares (“Indemnity Escrow Shares”) otherwise issuable to Elong shareholders are set aside in escrow for a period of 24 months after the closing to satisfy any post-closing purchase price adjustment and indemnification claims prescribed in the Business Combination Agreement.

9,000,000 Class A ordinary shares (the “Earnout Escrow Shares”) otherwise issuable to Elong shareholders are set aside in escrow until released upon the satisfaction of certain financial milestones below:

(a) If, for the fiscal year of Elong ending December 31, 2025, Elong has revenue, determined in accordance GAAP, as applicable, in a manner consistent with the Company’s past practice, equal to or greater than $251.5 million, Elong shall issue to the Earnout Shareholder, an aggregate of 4,500,000 Earnout Shares.

(b) In the event that Elong (i) fails to meet the revenue target for the fiscal year ending December 31, 2024 but meets the revenue target for the fiscal year ending December 31, 2025 or (ii) meets the revenue target for the fiscal year ending December 31, 2024 but fails to meet the revenue target for the fiscal year ending December 31, 2025 and, in either case, the combined revenues for fiscal year 2024 and 2025 are equal to or greater than $399.4 million, Elong shall issue to the Earnout Shareholder the full 9,000,000 Earnout Shares as if both individual revenue targets had been met. As of December 31, 2024, Elong failed to meet the revenue target of $251.5 million.

On September 10, 2024, the Company entered into Subscription Agreements with the PIPE Investors, pursuant to which the Company agreed to issue 700,000 Class A Ordinary Shares, at a purchase price of $10.00 per share, in a private placement to be consummated concurrently with the Business Combination.

19. STATUTORY RESERVE AND RESTRICTED NET ASSETS

As stipulated by the relevant laws and regulations in the PRC, company established in the PRC (the “PRC subsidiary”) is required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiary’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided by the director of the PRC subsidiary annually and is not to be less than 10% of the profit for the year of the PRC subsidiary. The aggregate amount allocated to the reserves will be limited to 50% of registered capital for certain subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiary by means of capitalization issue. In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC, the Company had PRC statutory reserve of $708,470 and $708,470 as of December 31, 2024 and 2023, respectively.

The Company also complies with PRC safety production regulations on battery industry to set aside reserve of $609,865 and $595,720 as of December 31, 2024 and 2023, which are under restriction for distribution and included in the balance of accumulated deficit in the equity table.

20. LOSS PER SHARE

The following is the calculation of loss per share:

	For the Years Ended December 31,
	2024	2023	2022
Net loss	$(30,113,504)	$(7,446,001)		(9,768,372)
			$
Weighted average shares outstanding for Class A and Class B – basic and diluted	45,554,093	45,000,000		45,000,000

Loss per share
Basic	$(0.51)	$(0.17)		$(0.22)
Diluted	$(0.51)	$(0.17)		$(0.22)

21. SEGMENT REPORTING

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”) who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Company.

The Company determined that it operated in one operating segment includes the manufacture, commercialization and distribution of a wide variety of battery cells and battery packs for use in a wide array of applications.

The Company primarily operates in the PRC and substantially all of the Company’s long-lived assets are located in the PRC.

	For the Years Ended December 31
	2024	2023	2022

Revenues	$386,940	$3,162,739	$6,815,548
Less:
Cost of revenues (i)	513,577	2,780,959	4,458,501
Cost of revenue – idle capacity (ii)	83,636	675,678	569,618
Reversal from and provision for credit losses	2,763,188	(301,002)	1,211,221
Provision for and reversal from obsolete inventory	(773,119)	184,712	323,802
Provision for and reversal from warranty liability	(674,122)	42,176	256,433
Staff cost	868,477	2,884,221	2,635,621
Lease expense	1,601,458	1,619,897	2,117,011
Depreciation and amortization expense	1,713,096	1,385,840	1,998,487
Impairment loss of property, plant and equipment	10,350,589
Professional fee	2,266,197	-	-
Relocation and demolition fees	-	-	225,327
Interest expense	343,461	99,229	526,999
Charges of legal compensation and contract default penalty expense	436,809	30,295	1,007,950
Earnout shares	9,000,000	-
Income tax expense	-	-	2,208
Other segment items*	2,007,197	1,206,735	1,250,742

Segment net loss	(30,113,504)	(7,446,001)	(9,768,372)

Consolidated net loss	$(30,113,504)	$(7,446,001)	$(9,768,372)

Consolidated total assets	$26,631,087	$37,503,085	$44,546,820

(i)	Cost of revenues excludes provision of obsolete inventory, staff cost, depreciation and amortization expense, and lease expense which are separately listed above.

(ii)	Cost of revenue – idle capacity excludes staff cost, depreciation and amortization expense, and lease expense which are separately listed above, which was calculated by the monthly actual expenses times (x) monthly capacity utilization ratio.

*	Other segment items include selling expenses, remaining general and administration expenses, and other income (expense).

22. COMMITMENTS AND CONTIGENCIES

(i) Capital Commitments

As of December 31, 2024 and 2023, the Company had no capital commitments.

(ii) Litigation

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Our subsidiaries in PRC have significant litigations in contractual disputes in court. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis.

The following table sets forth the current legal proceedings that we are involved, which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

No.	Plaintiff	Defendant	Cause of Action	Status on December 31, 2024	Recorded in Account Payable (USD) as of December 31, 2024	Recorded in Accrued legal expenses (USD) as of December 31, 2024	Status of Subsequent Updates to the Filing Date	Name of the Court
1	Wang Zhangang	Zibo Yipeng, Ganzhou Yipeng	Labor disputes	Case applying for preservation	-	3,836	No change	Zhangdian District Labor Dispute Arbitration Committee
2	Shenzhen Haiying Science & Technology Co., Ltd.	Huizhou Yipeng, Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	5,351	38,177	No change	Shenzhen Futian District People’s Court
3	Suzhou Industrial Park Deyanfu Mechanical Equipment Co., Ltd.	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	-	1,096	No change	Suzhou Industrial Park People’s Court
4	Ganzhou Dari Mechanical and Electrical Equipment Co., Ltd.	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	-	10,652	No change	Ganzhou Economic and Technological Development Zone People’s Court
5	Ganzhou Dari Mechanical and Electrical Equipment Co., Ltd.	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	-	8,496	No change	Jiangxi Province Ganzhou Economic and Technological Development Zone People’s Court
6	Shenzhen Kaifu Mechanical and Electrical Equipment Co., Ltd.	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	-	19,728	No change	Longgang District People’s Court
7	Shenzhen Yuqiang New Materials Co., Ltd., Zhongshan Branch	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	10,761	-	No change	Zhongshan City Second People’s Court
8	Deng Yongbo	Huizhou Yipeng	Labor disputes	Case applying for preservation	-	33,336	No change	Huizhou Huicheng District Labor and Personnel Dispute Arbitration Committee
9	Shenzhen Kuayue Express Co., Ltd.	Yilon Energy, Huizhou Yipeng	Contractual Dispute	Case applying for preservation	10,546	3,784	No change	Shenzhen Bao’an District People’s Court
10	Shenzhen Jintongda Machinery Co., Ltd.	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	44,750	10,061	No change	Ganzhou Economic and Technological Development Zone People’s Court
11	Shenzhen Haizhuolian Mechanical and Electrical Equipment Co., Ltd., Ganzhou Branch	Ganzhou Yipeng	Contractual Dispute	Judgment effected	-	5,480	No change	Ganzhou Economic and Technological Development Zone People’s Court
12	Shenzhen Fengshengyuan Technology Co., Ltd.	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	14,034	-	No change	Guangzhou Intermediate People’s Court
13	Shandong Chuangying Flooring Engineering Co., Ltd.	Zibo Yipeng, Huizhou Yipeng	Contractual Dispute	Case applying for preservation	-	2,614)	No change	Zibo Zhangdian District People’s Court Fengshui Tribunal
14	Amphenol Automotive Connection Systems Changzhou Co., Ltd.	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	11,074	897	No change	Changzhou Xinbei District People’s Court
15	Lanzhou Electric Motor Co., Ltd. Companies(i)	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	2,877,443	357,459	No change	Lanzhou New District People’s Court
16	Shenzhen Lingyueda Technology Co., Ltd.	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	13,940	-	No change	Shenzhen Guangming District People’s Court
17	Cixi Saiside Environmental Protection Technology Co., Ltd.	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	-	10,960	No change	Ganzhou Economic and Technological Development Zone People’s Court
18	Suzhou Qinglizi New Energy Technology Co., Ltd.	Ganzhou Yipeng, Huizhou Yipeng	Contractual Dispute	Case applying for preservation	9,661	513	No change	Taicang District People’s Court
19	Yutong Bus Co., Ltd.(ii)	Huizhou Yipeng & Elong Power (Ganzhou)	Contractual Dispute	Case applying for preservation	-	430,611	No change	Zhengzhou Guancheng District People’s Court
20	Ganzhou Tongcheng Hardware & Electrical Co., Ltd.	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	15,708	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
21	Lanjun Hardware & Electrical Co., Ltd.	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	2,486	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
22	Ganzhou Jiankong Investment Holding Group Co., Ltd.	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	-	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
23	Xianning Fengdan Public Transport Holding Co., Ltd.(iii)	Ganzhou Yipeng, Huizhou Yipeng	Contractual Dispute	Judgment effected	-	1,021,879	No change	Xianning Xianning District People’s Court
24	Ganzhou Gert Machinery Co., Ltd.	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	4,842	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
25	Connet (Changzhou) Intelligent Technology Co., Ltd.	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	4,681	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
26	Xiamen Kinglong Travel Vehicle Co., Ltd., Lin Zhengbin, Tongcheng Zhilian (Shenzhen) Technology Co., Ltd.	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	-	-	No change	Shenzhen Intermediate People’s Court
27	Chery Wanda Guizhou Bus Co., Ltd.(iv)	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	-	790,454	No change	Guiyang Huaxi District People’s Court
				Total amount:	$3,025,277	2,750,033

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with customers and suppliers. As of this report date of the consolidated financial statements, the Company is ongoing with various lawsuits and the estimate aggregate amount related to such litigations are approximately $5.78 million (RMB 42.2 million), which comprises the following: Amounts due to suppliers recorded in accounts payable totaling $3.03 million (RMB 22.1 million); Accrued legal expenses recognized pursuant to court judgments amounting to $2.75 million (RMB 20.1 million).

i)	In April 2024, a customer of our company filed a lawsuit against Ganzhou Yipeng in Gansu Province, requesting the termination of their battery purchase contract and the return of 126 undelivered battery packs (valued at USD$3.1 million,RMB 22.7 million). According to the court judgment obtained, Ganzhou Yipeng is required to return the USD$3.1 million(RMB 22.7 million) it has already received and pay liquidated damages. Based on this judgment, the company has assessed the relevant facts and legal obligations and recognized a provision of USD 0.4 million (RMB 2.6 million). As of the reporting date, the parties are still negotiating the claim, and the company is preparing for the appeal process

ii)

In December 2024, a customer of the Company filed a lawsuit against Huizhou Yipeng in Henan Province, seeking reimbursement of battery repair costs. According to the court judgment obtained, Huizhou Yipeng is required to pay the customer USD$0.4 million(RMB 3.1 million) for battery replacement and other related expenses. Based on this judgment, the Company has carefully assessed the relevant facts and legal obligations and has recognized a provision of USD$0.4 million(RMB 3.1 million) in liabilities.

As of the reporting date, the case remains under further review, and Huizhou Yipeng has filed an appeal. Following court mediation, the parties have reached a preliminary oral settlement agreement, agreeing to continue to perform their obligations under the original contract, properly address issues arising from product quality and delayed after-sales response, and clarify the responsibilities and obligations of both parties. Both parties are currently reviewing and verifying the relevant expenses and will proactively compensate for actual losses.

iii)	In 2021, a user of the Company’s product filed a lawsuit in Xianning, Hubei Province against a Company’s customer (first defendant) and the Company (the second defendant). The Company accrued USD$1.0 million(RMB7.5 million) lawsuit compensation charge As of the date the consolidated financial statements are issued, the Company is on the going process of this appealing lawsuit

iv)

In 2022, a customer of the Company filed a lawsuit against Huizhou Yipeng and Ganzhou Yipeng in Guizhou Province, seeking payment for the costs associated with replacing a vehicle’s power battery. According to the court judgment obtained, Huizhou Yipeng and Ganzhou Yipeng must jointly pay the customer a total of USD$ 0.8 million(RMB 5.8 million) for the vehicle’s power battery replacement and related expenses. Based on this effective judgment and management’s assessment of the relevant facts and legal obligations, the Company has recognized a provision of RMB 5.8 million in its financial statements.

As of the reporting date, the parties are still in further negotiations regarding the aforementioned claim, and the Company is actively preparing for the appeal process.

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with customers and suppliers. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss, or cash flows on an individual basis or in the aggregate. As of December 31, 2024 and 2023, other than as disclosed above, the Company is not a party to any material legal or administrative proceedings.

23. CONCENTRATION AND CREDIT RISK

(a) Customer Concentrations

The Company had the following customers that individually comprised 10% or more of net revenue for the years ended December 31, 2024 and 2023 as follows:

	For the Years Ended December 31,
	2024		2023		2022
Percentage of the Company’s sales of finished goods and raw materials
Customer A	49%		*	%	*	%
Customer B	16%		*	%	*	%
Customer C	16%		*	%	*	%
Customer D	*	%	17%		*	%
Customer E	*	%	12%		*	%
Customer F	*	%	*	%	44%
Customer G	*	%	23%		17%
Customer H	*	%	*	%	11%
Customer I	*	%	*	%	10%

*	represent percentage less than 10%

The Company had the following customers that individually comprised 10% or more of net account receivable (included VAT) as of December 31, 2024 and 2023 as follows:

	As of December 31,
	2024	2023
Percentage of the Company’s accounts receivables
Customer J	42%	41%
Customer K	22%	22%
Customer F	20%	20%

(b) Supplier Concentration

The Company relies on third parties for the supply of raw materials. In instances where these parties fail to perform their obligations, the Company may find alternative suppliers in the open market.

The Company had the following suppliers that individually comprised 10% or more of net purchase for the years ended December 31, 2024, 2023 and 2022 as follows:

	For the Years Ended December 31,
	2024	2023		2022
Percentage of the Company’s net purchase of raw materials
Supplier A	40%	*	%	*	%
Supplier B	12%	*	%	*	%
Supplier C	* %	10%		36%

*	represent percentage less than 10%

The Company had the following suppliers that individually comprised 10% or more of account payable as of December 31, 2024, 2023 and 2022 as follows:

	As of December 31,
	2024		2023
Percentage of the Company’s account payable
Supplier D	11%		*	%
Supplier E	*	%	11%

*	represent percentage less than 10%

(c) Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and pledged deposits. As of December 31, 2024 and 2023 substantially all of the Company’s cash and cash equivalents were held by major financial institutions and online payment platforms located in the PRC, which management believes are of high credit quality. The Company has not experienced any losses on cash and cash equivalents to date. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

For the credit risk related to trade accounts receivable, the Company performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses.

24. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date through the date the consolidated financial statements were issued and no subsequent events, other than noted below, occurred that require accrual or disclosure.

2025 Share Incentive Plan

On April 21, 2025, we registered the aggregate of 8,000,000 ordinary shares, par value $0.0001 per share under the registration statement on Form S-8 filed with the SEC on April 21, 2025, which are reserved for issuance under the Plan. We have not granted any shares as of the date of this report.

Related party transactions

During April, 2025, the Company entered into several loans with its related parties Ms. Xiaodan Liu of $0.21 million, bearing zero interest rate and payable on demand.

