Form 20-F
period 2025-12-31
Elong Power Holding Ltd.
filed 2026-04-20
CIK 2015691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Xiaodan Liu

Tel.: (86) 13470017223

Email: liuxiaodan@elongpower.com

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0128 per share	ELPW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

On December 31, 2025, the issuer had 34,604 Class A Ordinary Shares, par value $0.0128 per share, and 4,515 Class B Ordinary Shares, par value $0.0128 per share issued and outstanding.

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

☒ Yes ☐ No

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise stated in this annual report or the context otherwise requires:

●	“ASC” means the FASB’s Accounting Standards Codification.

●	“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

●	“Class A Ordinary Shares” means the class A ordinary shares of a par value of $0.0128 each in the share capital of Elong.

●	“Class B Ordinary Shares” means the class B ordinary shares of a par value of $0.0128 each in the share capital of Elong.

●	“Elong”, “we,” “us,” “our Company,” “the Company,” “our,” mean Elong Power Holding Limited, a Cayman Islands exempted company.

●	“Elong’s M&A” means Elong’s fifth amended and restated memorandum and articles of association.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Nasdaq” means The Nasdaq Stock Market LLC.

●	“Ordinary Shares” means Class A Ordinary Shares and Class B Ordinary Shares.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“U.S. GAAP” means the accounting principles generally accepted in the United States of America.

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

You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ include:

●	changes in domestic and foreign business, market, financial, political and legal conditions;

●	inability to obtain financing, equity, debt, or convertible debt financings to fund our operations on favorable terms or at all (including where such inability results in additional costs being incurred, and/or additional funding not be available, under existing financing arrangements);

●	growth in demand for our products being lower than expected, or eventuating later than expected (including but not limited to delay in commencement of wheel programs);

●	increase in prices of labor or materials, or adverse movements in foreign exchange;

●	disruption to global supply chains;

●	downward pricing pressure from customers;

●	the inability to maintain the listing of the Company’s securities on a U.S. securities exchange;

●	risks related to the rollout of our business strategy and the timing of expected business milestones;

●	the effects of competition on our future business and our ability to grow and manage growth, establish and maintain relationships with customers, and retain management and key employees;

●	the outcome of any legal proceedings that may be instituted against us or any of our respective directors or officers;

●	the impact of any pandemic or other public health crisis, such as the COVID-19 pandemic, and governmental responses;

●	risks related to the industry;

●	changes in laws and regulations;

●	risks and uncertainties related to being based in and having substantially all operations in China; and

●	other risks and uncertainties described in the section of this annual report entitled “Risk Factors.”

2

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Corporate Structure

The following diagram illustrates the corporate structure of Elong Power Holding Limited (“Elong”, the “Company”) and its subsidiaries as of the date of this annual report:

Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Elong Power Holding Co., Limited	BVI	October 15, 2024	100%	Investment holding
Elong Power (Hong Kong) Holding Limited	Hong Kong	October 29, 2024	100%	Investment holding
Elong Power (Beijing) Co., Ltd.	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D
TMT Acquisition Corp	Cayman Islands	July 6, 2021	100%	Investment holding
TMT Merger Sub, Inc.	Cayman Islands	November 3, 2023	100%	Investment Holding

Implication of Being a Company with the Holding Company Structure

Elong is a Cayman Islands holding company with no substantive operations. While Elong does not use a variable interest entity structure, under this holding company structure, investors are purchasing equity interests in the Cayman Islands holding company and obtaining indirect ownership interests in the operating companies in the PRC. This holding company structure involves unique risks to investors and investors may never hold equity interests in operating companies in the PRC. While Elong does not operate in an industry that is currently subject to foreign ownership limitations in China, PRC regulatory authorities could decide to limit foreign ownership in its industry in the future, in which case there could be a risk that Elong would be unable to do business in China as it is currently structured. In such event, despite its efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue its operations in China, Elong may experience material changes in its business and results of operations, its attempts may prove to be futile due to factors beyond its control, and the value of our Class A Ordinary Shares may significantly decline or become worthless. For more detailed information, see “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.”

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

Foreign Exchange Regulation: Elong may make loans and additional capital contribution to its subsidiaries or branches, subject to certain requirements under the PRC laws. Elong has no plans to declare cash dividends in the near term, but as a holding company. In addition, Elong’s PRC subsidiaries generate their revenue primarily in Renminbi, and cash transfers from Elong’s PRC subsidiaries to their parent companies outside of PRC are subject to requirements under foreign exchange regulations. As a result, the funds and assets may not be available to fund operations or for other use outside of PRC due to failure to comply with such regulations in or the imposition of restrictions and limitations on the ability of Elong or its subsidiaries by the PRC government to transfer cash or assets. For more details, see “Item 3. Key Information - 3.D. Risk Factors-Risks Related to Doing Business in China- PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC subsidiaries, which could materially and adversely affect its liquidity and its ability to fund and expand its business.”, “Item 3. Key Information - 3.D. Risk Factors-Risks Related to Doing Business in China - Elong may rely on dividends and other distributions on equity paid by PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of its PRC subsidiaries to make payments to Elong could have a material and adverse effect on its ability to conduct its business” and “Item 3. Key Information - 3.D. Risk Factors-Risks Related to Doing Business in China - The requirements and legal procedures of currency conversion may limit the ability of Elong to utilize their revenues effectively and affect the value of your investment.”

Transfer of Cash: Subject to the applicable laws and regulations, cash may be transferred within the group in the following manner: (1) Elong may transfer funds to its subsidiaries, including the PRC subsidiaries, by way of capital contributions, inter-group advances or loans; (2) Elong’s subsidiaries, including the PRC subsidiaries, may make dividends or other distributions to Elong.

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

Enrome LLP, is an independent registered public accounting firm with the PCAOB, and, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome LLP is still awaiting the results of the inspection as of the date of this Annual Report.

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

Enforceability of Civil Liability under Cayman Islands Law

We have been advised by Appleby that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on of the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Summary Risk Factors

We are subject to numerous risks and uncertainties. You should carefully consider these and the other risks set forth in the section entitled “Item 3. Key Information - 3.D. Risk Factors” of this annual report. Such risks include, but are not limited to:

Risks Related to Elong’s Business

●	It may be difficult to evaluate our business prospects, and we may not be successful in expanding our operations or managing our growth.

●	Certain components of our battery energy storage systems pose safety risks that may cause accidents, which could lead to liability to us, cause delays in the supply of our products and/or adversely affect market acceptance.

●	We have incurred significant losses and we may continue to experience losses in the future.

●	We may fail to recover our trade and bills receivables in a timely manner, which may affect our financial condition and results of operations.

●	We may be unable to meet our future capital requirements, which could limit our ability to grow and have a material adverse effect on our financial position and the results of operations.

●	The demand for battery energy storage systems in transportation and other markets depends on the attractiveness of fossil fuel alternatives. Extended periods of low oil prices could adversely affect demand for electric and hybrid electric vehicles.

●	We may not be able to maintain our competitive position due to competition from other battery energy storage system providers, many of which have significantly greater resources.

●	If we are unable to anticipate customer preferences and successfully develop attractive products, it could negatively impact our revenue and profitability.

●	Developments in alternative technology may adversely affect the demand for our battery energy storage system products.

●

We mainly market lithium-based battery energy storage systems. If a viable substitute product or chemistry to lithium-based battery energy storage systems emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the lithium-based battery energy storage system market may cause our products to become obsolete and less marketable, resulting in loss of market share to our competitors.

●	Our future depends on the needs and success of our customers, as well as the demand for our customers’ products or services.

●	We may incur significant costs because of the warranties we supply with our products and services.

●	If we cannot continue to develop and commercialize new products in a timely manner, and at favorable margins, we may not be able to compete effectively. Even if we are able to develop new products, a change in our product, customer or geographic mix may cause our results of operations to differ substantially from our anticipated results in any particular period.

●	We may experience significant delays in the design and launch of our new products, which could harm our business, prospects, financial condition and operating results.

●	Our failure to cost-effectively procure our battery energy storage systems in quantities which satisfy our customers’ demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us.

●	We may not be able to accurately plan our procurement based on our sales contracts, which may result in excess product inventory or product shortages.

●	Our battery energy storage systems rely on software and hardware that are highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

●	We purchase certain key inventories and components from third parties, and we may not be able to secure our supply of key inventories in a stable and timely manner.

●	If rising prices or reduced availability of inventories continues to persist, our business and results of operations may be adversely affected.

●	To the extent we enter into strategic relationships, we will be dependent upon our partners.

●	Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and harm our financial results

●	Under certain circumstances, our customers can cancel or terminate their contracts.

●	Our lengthy and variable sales cycle makes it difficult for us to accurately forecast our revenue and other operating results. As a result, we expect our results of the operation to fluctuate on a quarterly and annual basis, which could cause our share price to fluctuate or decline.

●	We experience fluctuations in quarterly and annual operating results.

●	Our working capital requirements involve estimates based on the demand expectations of our customers and may decrease or increase beyond those currently anticipated, which could adversely impact our operating results and financial condition.

●	The success of our business depends on our ability to attract, train and retain highly-skilled employees and key personnel.

●	We may acquire or invest in other companies or technologies, which could divert our management’s attention, result in dilution to our shareholders and otherwise disrupt our operations and adversely affect our business.

●	While we currently reinvest all cash generated by our PRC subsidiaries in our PRC operations, impediments to moving cash out of the PRC, if needed in the future, could hamper any growth and diversification that we are pursuing.

●	Our planned expansion into new applications and markets pose additional risks which could adversely affect our business, financial condition and results of operations

●	We may require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

●	We may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities which exceed our resources.

●	Our operations expose us to litigation, environmental and other legal compliance risks, including increased climate change legislation restricting greenhouse gas emissions.

●	Our products as installed in the products of our customers are subject to various products and industry standards and the failure of such products to satisfy such mandated safety standards could have a material adverse effect on the demand for our products, our business and our operating results.

●	The uncertainty in global economic conditions, such as those associated with the recent conflicts in the Middle East and Russia’s invasion of Ukraine, could negatively affect our operating results.

●	Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events

●	Our connected products and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales

●	Social media platforms present risks and challenges that could cause damage to our brand and reputation, and which could subject us to liability, penalties and other restrictive sanctions.

Risks Related to Ownership of Elong’s Securities

●	The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our CEO and Chairman of the Board and his affiliates.

●	Elong’s stock price may be volatile in the future, which could lead to losses by investors and costly securities litigation.

●	It is not expected that Elong will pay dividends in the foreseeable future.

●	An active trading market for Class A Ordinary Shares may not be sustained,

●	There can be no assurance that Elong will be able to comply with the continued listing standards of Nasdaq and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended.

●	If securities or industry analysts either do not publish research about Elong or publish inaccurate or unfavorable research about us, Elong’s business, or its market, or if they change their recommendations regarding Class A Ordinary Shares adversely, the trading price or trading volume of the Class A Ordinary Shares could decline.

●	As a public company, Elong is subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes-Oxley Act.

●	Elong is an emerging growth company within the meaning of the Securities Act, and if Elong takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies”, this could make Elong’s securities less attractive to investors and may make it more difficult to compare Elong’s performance with other public companies.

●	Elong is a foreign private issuer and, as a result, Elong and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended.is be subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

●	As a foreign private issuer, and as permitted by the listing requirements of the Nasdaq, Elong is permitted to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

●	Elong may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	Because Elong is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

●	Elong’s M&A generally provides that the United States District Court for the Southern District of New York will be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States.

Risks Related to Elong’s Intellectual Property

●	Our success depends on our ability to obtain, maintain and protect our intellectual property rights.

●	We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

●	We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us loss of significant rights and inability to continue providing our existing product offerings.

●	We may have difficulties transferring and communicating technology globally.

Risks Related to Doing Business in China

Elong face various legal and operational risks and uncertainties related to being based in and having substantially all operations in China, and therefore are subject to risks associated with doing business in China generally. Risks and uncertainties related to doing business in China could result in a material adverse change in the operations of Elong, significantly limit or completely hinder the ability of Elong to continue to offer Elong’s securities to investors, and cause the value of Elong’s securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

●	Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

●	There are procedural requirements for foreign regulatory bodies to conduct investigations or inspections of Elong’s operations in China.

●	Because substantially all of Elong’s operations are in China, Elong’s business is subject to the evolving and complex laws and regulations in China, which are different in material aspects from the laws of the United States. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on Elong.

●	The PRC government may exercise significant oversight over the conduct of Elong’s business, and may influence or exert control over Elong’s operations, which could result in a material change in Elong’s operations and/or the value of our Class A Ordinary Shares. Changes in China’s economic or social conditions or government policies could have a material adverse effect on Elong’s business, results of operations, financial condition, and the value of Elong’s securities.

●	It may be difficult for shareholders to enforce foreign judgments or to bring actions in China against Elong or Elong’s management named in the annual report based on foreign laws.

●	The approval of and the filing with the CSRC may be required in connection with our future offering under PRC laws. As a result, our future offering may be contingent upon the completion of such filing procedures, and we cannot predict whether we will be able to obtain such approval or complete such filing in a timely manner, or even at all.

●	The approval of and the filing with CAC or other PRC government authorities may be required in connection with our capital raising activities under PRC laws, and, if required, we cannot predict whether we will be able, or how long it will take, to obtain such approval or complete such filing.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC subsidiaries, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

●	Elong may experience delays and/or failures in obtaining and renewing relevant PRC governmental approvals, licenses, permits or others required for its new construction/expansion projects.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect Elong’s business and results of operations.

●	Elong may be involved in legal or other proceedings arising out of their operations from time to time and may face reputational risks and significant liabilities as a result.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or PRC subsidiaries to liability or penalties, limit Elong’s ability to inject capital into PRC subsidiaries or limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to it, or may otherwise adversely affect Elong.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	We may rely on dividends and other distributions on equity paid by PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	Dividends payable to foreign investors and gains on the sale of Class A Ordinary Shares by foreign investors may become subject to PRC tax law.

●	Elong’s shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	The requirements and legal procedures of currency conversion may limit the ability of Elong to utilize their revenues effectively and affect the value of your investment.

●	Elong’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely Elong’s auditor.

●	Fluctuations in the value of the Renminbi may materially adversely affect your investment.

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

Certain components of our battery energy storage systems pose safety risks that may cause accidents, which could lead to liability to us, cause delays in the supply of our products and/or adversely affect market acceptance.

Our battery energy storage systems contain lithium-ion cells, which have been used for years in laptops and cell phones. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. Moreover, there have been numerous widely publicized reports of electric buses bursting into flames, particularly in the PRC. The events have also raised questions about the suitability of these lithium-ion cells for automotive applications. Any failure of a competitor’s battery energy storage system, especially those that use a high volume of cells similar to ours, may cause indirect adverse publicity for us. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results. If one of our battery energy storage systems fails, the adverse effect would be magnified.

We have incurred significant losses and we may continue to experience losses in the future.

We incurred net losses of approximately $7.4 million, $30.1 million, and $5.6 million in 2023, 2024 and 2025, respectively. We believe that we will continue to incur operating and net losses each quarter until at least the time we achieve large-scale sales and application of our lithium battery energy storage system-related products, which is not expected to occur until the second half of 2026 and may occur later.

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

As of December 31, 2023, 2024 and 2025, our notes and accounts receivables amounted to approximately $3.0 million, $76.5 thousand and $6.02 million, respectively. We recorded a total balance of bad debt provision for doubtful accounts and credits losses of accounts receivable of $2.0 million, $4.7 million and $5.1 million as of December 31, 2023, 2024 and 2025, respectively. There can be no assurance that we will be able to maintain our accounts receivable turnover days at a reasonable level. Should the credit worthiness of our customers deteriorate, or should a significant number of our customers fail to settle their trade and bills receivables in full for any reason, we may continue to incur impairment losses in the future and our results of operations and financial position could be materially and adversely affected. In addition, there may be a risk of delay in payment by our customers within their respective credit period, which in turn may also result in an impairment loss provision. There is no assurance that we will be able to fully recover our accounts receivable from the customers or that they will settle our accounts receivable in a timely manner. In the event that settlements from customers are not made on a timely manner, or at all, our financial condition and results of operations may be materially and adversely affected.

We may be unable to meet our future capital requirements, which could limit our ability to grow and have a material adverse effect on our financial position and the results of operations.

The development, design, and sale of battery energy storage systems is a capital-intensive business, which we currently finance through various types of financings. As a result of the capital-intensive nature of our business, we expect to sustain substantial operating expenses without generating sufficient revenues to cover expenditures for a number of years. Over time, we expect that we will need to raise additional funds, including through entry into joint venture arrangements, through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as R&D relating to our battery energy storage systems, acquisition or expansion of facilities, any significant unplanned or accelerated expenses, and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to shareholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

The demand for battery energy storage systems in transportation and other markets depends on the attractiveness of fossil fuel alternatives. Extended periods of low oil prices could adversely affect demand for battery energy storage systems.

Lower oil prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced and governments may eliminate or modify regulations or economic incentives related to fuel efficiency and alternate forms of energy. If oil prices remain at deflated levels for extended periods of time, the demand for battery energy storage systems may decrease and the demand for our battery energy storage systems could be reduced, which would have a material adverse effect on our business.

In addition, alternatives to gasoline, such as compressed natural gas and biofuels, could impact the demand for battery energy storage systems if the distribution and costs of these alternative fuels become more attractive through innovation, which may result in decreased demand for our product.

We may not be able to maintain our competitive position due to competition from other battery energy storage system providers, many of which have significantly greater resources.

The market for battery energy storage systems is intensely competitive and is characterized by frequent technological changes and evolving industry standards. We expect competition to become more intense. Increased competition may result in a decline in average selling prices, causing a decrease in gross profit margins. We have faced and will continue to face competition from other companies engaged in the development of battery energy storage systems incorporating new technologies.

In addition, the market for battery energy storage systems is similarly competitive with leading enterprises such as CATL (global lithium battery storage leader with over 30% global market share in 2024), Pylontech (global residential storage leader with over 20% European market share and high product standardization), Sungrow (domestic grid-side storage leader with deep partnerships with domestic grid companies and energy SOEs), BYD (top-tier global storage enterprise in first half of 2025 with approximately 10.7% market share and operations in more than 110 countries), and Deye (global residential storage inverter leader with 24.4% global market share in residential inverters for 2025) expanding into sub-segments, such as residential energy storage, commercial and industrial (C&I) energy storage, and grid-side energy storage, triggering low-price competition (global residential storage average prices declined approximately by 7% in 2025 and C&I storage prices declined approximately by 5%) and increasing profitability pressure on mid-size enterprises.1

1 SNE Research, InfoLink Consulting, Frost & Sullivan, S&P Global Commodity Insights, SolarPowerEurope, CNESA, Company Annual Reports (2024–2025)

Many of these competitors have greater financial, personnel, technical, marketing, sales and other resources than we do. As a result, these competitors may be in a stronger position to respond quickly to market opportunities, new or emerging technologies and evolving industry standards. Many of our competitors are developing a variety of battery energy storage system technologies, such as lithium polymer, silicon anode and solid-state batteries, which are expected to compete with our existing product lines. Other companies undertaking R&D activities of solid-polymer lithium-ion batteries have developed prototypes and are constructing commercial-scale manufacturing facilities. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain market acceptance. If our competitors successfully do so, we may not be able to maintain our competitive position and our future success would be materially and adversely affected.

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

Developments in alternative technology may adversely affect the demand for our battery energy storage system products.

Significant developments in alternative technologies, such as fuel cell technology, advanced diesel, ethanol or natural gas, or breathing batteries, may materially and adversely affect our business, prospects, financial condition and operating results in ways that we may not currently anticipate. Existing and other battery energy storage system technologies, fuels or sources of energy may emerge as customers’ preferred alternatives to our battery energy storage system products. Any failure on our part to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative products, which could result in decreased revenue and a loss of market share to our competitors.

Our R&D efforts may not be sufficient to adapt to changes in technology. As technologies evolve, we plan to upgrade or adapt our energy solutions with the latest technology, in particular lighter weight modules and packs, advanced cooling methods and advanced battery energy storage system chemistry, which may also negatively impact the adoption of our other products. However, we may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our battery energy storage system products.

We mainly market lithium-based battery energy storage systems. If a viable substitute product or chemistry to lithium-based battery energy storage systems emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the lithium-based battery energy storage system market may cause our products to become obsolete and less marketable, resulting in loss of market share to our competitors.

We mainly market lithium-based battery energy storage systems. As we believe that the market for lithium-based battery energy storage systems has good growth potential, we have focused our R&D activities on energy storage system integration, BMS and EMS algorithm optimization, thermal management design, and safety protection to enhance product safety, stability, efficiency and cycle life while reducing overall system cost. Some of our competitors are conducting R&D on alternative battery energy storage system technologies, such as fuel cells and supercapacitors, and academic studies are ongoing as to the viability of sulfur and aluminum-based battery energy storage system technologies. If any viable substitute products emerge and gain market acceptance because they have more enhanced features, more power, more attractive pricing or better reliability, the market demand for our products may decrease, and accordingly our business, financial condition and results of operations would be materially and adversely affected.

Our future depends on the needs and success of our customers, as well as the demand for our customers’ products or services.

The demand for our battery energy storage system products will ultimately depend on our end-market users. Decisions to purchase our battery energy storage systems and modules may depend on the performance of the industries of our customers and if demand for output in those industries decreases, then the demand for our products may decrease as well. Demand in these industries is impacted by numerous factors, including, but not limited to, commodity prices, infrastructure spending, consumer spending, customer fleet replacement schedules, travel restrictions, fuel costs, energy demands, municipal spending and government mandates and incentives. Increases or decreases in these variables may significantly impact the demand for our products. If we are unable to predict demand accurately, we may be unable to meet our customers’ needs, resulting in the loss of potential sales, and decreasing our operating margins.

We may incur significant costs because of the warranties we supply with our products and services.

With respect to our battery energy storage system products, we typically offer warranties against any defects due to product malfunction or workmanship for a period of one to five years from the date of purchase.

If we cannot continue to develop and commercialize new products in a timely manner, and at favorable margins, we may not be able to compete effectively. Even if we are able to develop new products, a change in our product, customer or geographic mix may cause our results of operations to differ substantially from our anticipated results in any particular period.

The battery energy storage system industry has seen fast-paced innovation in product life, product design and technology application. We and our competitors have made, and continue to make, investments in R&D with the goal of further innovation. The successful development and introduction of new products face the uncertainty of customer acceptance and reaction from competitors, which could materially affect the sales of our existing products. In addition, our ability to develop new products and to sustain existing products is affected by whether we can:

●	develop and fund research and technological innovations;

●	receive and maintain necessary protections for our proprietary intellectual property rights;

●	obtain necessary governmental approvals and registrations;

●	comply with relevant governmental regulations; and

●	anticipate customer needs and preferences successfully.

The failure to develop and launch new products successfully could hinder the growth of our business and any delay in the development or launch of a new product could also compromise our competitive position. If competitors introduce new or enhanced products that significantly outperform ours, or if they develop or apply manufacturing technology that permits them to supply at a significantly lower cost relative to ours, we may be unable to compete successfully in the market segments affected by these changes.

Even if we are able to develop new products, our procurement capability may not be equipped to engage in high-volume procurement of such new products and our ability to commercialize these new products may be hindered. We may be required to invest in upgrades or modifications to our existing procurement processes and our technical personnel may be required to expend significant time and resources in order to enable our existing procurement lines to procure our new products. Any such requirement to make such upgrades or modifications may be costly and affect our ability to commercialize any new products, which may adversely affect our business, financial condition, operating results and prospects.

Additionally, our overall profitability may not meet expectations if our products, customers or geographic mix are substantially different than anticipated. We also may encounter quality problems with the battery energy storage systems we procure. If we are unable to timely and cost-effectively procure components with leading technology and overall quality, our ability to sell our battery energy storage systems may be significantly diminished, which could materially and adversely affect our business and financial results.

If we are unable to reduce our fixed costs to match sales, our assets may face under-utilization that may impact our operating results. We are therefore subject to additional risks related to overall asset utilization, including the need to operate at high levels of utilization to drive competitive costs and the need for assured supply of components that we do not manufacture ourselves. In addition, as a result of adverse labor rates or availability, we may be required to increase investments in automation, which may cause our capital expenditures to increase. If we do not adequately address the challenges related to our operations, our ongoing operations could be disrupted, resulting in a decrease in our revenue or profit margins and negatively impacting our operating results.

We may experience significant delays in the design and launch of our new products, which could harm our business, prospects, financial condition and operating results.

Our R&D team is continually looking to improve our battery energy storage systems. Any delay in the financing, design and launch of our new products could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design and commercial release of new products, and to the extent, we delay the launch of the items identified above, our growth prospects could be adversely affected as we may fail to grow our market share, to keep up with competing products or to satisfy customers’ demands or needs.

Our failure to cost-effectively procure our battery energy storage systems in quantities which satisfy our customers’ demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us.

As the date of this Annual Report, we rely upon third-party outsourcing. To be successful, we must cost-effectively procure commercial quantities of our complex battery energy storage systems that meet our customer specifications for quality and timely delivery. To facilitate the commercialization of our products, we will need to further reduce our procurement costs, which we intend to do by improving our procurement and development operations. We depend on the performance of our procurement operations to procure and deliver our products to our customers. If we are unable to procure products in commercial quantities on a timely and cost-effective basis, we could lose our customers and be unable to attract future customers.

We may not be able to accurately plan our procurement based on our sales contracts, which may result in excess product inventory or product shortages.

We typically have a short delivery window to deliver goods to our customers once an order has been placed. To meet short delivery deadlines, we generally decide on our procurement level and timing, facility requirements, personnel needs and other resource requirements based on an estimate taking into account forecasted demand, our past dealings with such customers, market conditions and other relevant factors. Our customers’ final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess product inventory or product shortages. Excess product inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. Producing additional products to make up for any product shortages within a short time frame may be difficult, making us unable to fulfill the purchase orders. In either case, our results of operation may be adversely affected.

Our battery energy storage systems rely on software and hardware that are highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our products rely on software and hardware, including software and hardware developed or maintained internally or by third parties, that are highly technical and complex and will require modification and updates over the life of a battery energy storage systems. In addition, certain of our products depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet the objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our software and hardware. Although we attempt to remedy any issues that we observe in our products as effectively and rapidly as possible, such efforts may not be timely or may not be to the satisfaction of our customers. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our brand, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

We purchase certain key inventories and components from third parties, and we may not be able to secure our supply of key inventories in a stable and timely manner.

We currently purchase certain key inventories needed for our products from third parties. Despite that we make strategic arrangements with major suppliers to primarily lock the quantity of our key inventories in advance to ensure the stable supplies of key inventories, our current suppliers may be unable to satisfy our future requirements of quality and quantity of inventories on a timely basis. If our current suppliers are unable to satisfy our long-term requirements on a timely basis, or experience insufficient capacity, quality issues, or termination of cooperation, we may be required to seek alternative sources for necessary materials and components to produce the components in-house or redesign our proposed products to procure available substitutes at reasonable cost. If we fail to do so, it will result in a significant delay in our procurement and delivery of our products, which may result in liabilities of damages and damage to our reputation, and will adversely and materially affect our business, results of operations and financial condition.

If rising prices or reduced availability of inventories continues to persist, our business and results of operations may be adversely affected.

Pricing and availability of inventories for use in our business can be volatile due to numerous factors beyond our control, including general, domestic, and international economic conditions, labor costs, competition, consumer demand, import duties, and tariffs, inflation and currency exchange rates. This volatility can significantly affect the availability and cost of inventories, and may therefore have a material adverse effect on our business, results of operations, and financial conditions.

To the extent we enter into strategic relationships, we will be dependent upon our partners.

Some of our products are not intended for direct sale to end-users and our business may require us to enter into strategic relationships with manufacturers of other power industry equipment that use batteries energy storage devices as important components of their finished products. The agreements governing any future strategic relationships may not provide us with control over the strategic relationship activities and our future partners, if any, could retain the right to terminate the strategic relationship at their option. Our future partners will have significant discretion in determining the efforts and level of resources that they dedicate to our products and may be unwilling or unable to fulfill their obligations to us. In addition, our future partners may develop and commercialize, either alone or with others, products that are similar to or competitive with the products that we intend to produce.

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

We have ongoing arrangements with our customers and target customers. Some of these arrangements are evidenced by non-binding letters of intent and memoranda of understanding, early-stage agreements that are used for design and development purposes but will require renegotiation at later stages of development or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

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

Our quarterly and annual operating results have fluctuated in the past and likely will fluctuate in the future. The demand for our products is driven largely by the demand for the end-product applications that are powered by our products. Accordingly, the battery energy storage system industry is affected by market conditions that are often outside our control. Our results of operations may fluctuate significantly from period to period due to a number of factors, including general economic, industry and market conditions, capacity ramp up by competitors, industrywide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer. As a result of these factors and other risks discussed in this section, year-over-year comparisons should not be relied upon to predict our future performance.

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

As a result of the highly specialized, technical nature of our business, we must attract, train and retain a sizable workforce comprising highly-skilled employees and other key personnel. Since our industry is characterized by high demand and intense competition for talent, we may have to pay higher salaries and wages and provide greater benefits in order to attract and retain highly-skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the requirements of our growing business. In addition, as our energy storage business relies heavily on our R&D and sales team, alongside with our short-term performance losses in 2025 that increased our core talent retention pressure, the loss of R&D personnel would directly impact our pace of product technology iteration. Our failure to attract, train or retain highly-skilled employees and other key personnel in numbers that are sufficient to satisfy our needs would materially and adversely affect our business. Staff that we are unable to retain also pose a risk since they can inform competitors of our know-how and may lessen the technological advantages over our competitors that we have developed.

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

We intend to expand into new applications and expand our customer demographic in order to further grow our business. The lithium-based battery energy storage system market is highly competitive and there can be no assurance that use of our products for these new applications will gain market acceptance.

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

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our products, improve our operating infrastructure or acquire complementary businesses and technologies. Our capital requirements will depend on many factors, including, but not limited to:

●	technological advancements;

●	market acceptance of our products and product enhancements, and the overall level of sales of our products;

●	R&D expenses;

●	our relationships with our customers and suppliers;

●	our ability to control costs;

●	sales and marketing expenses;

●	enhancements to our infrastructure and systems and any capital improvements;

●	potential acquisitions of businesses and product lines; and

●	general economic conditions, including the effects of international conflicts and their impact on the automotive industry in particular.

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

Lithium-based battery energy storage systems are inherently complex and subject to failure, accidents or other malfunctions. Accordingly, we may be exposed to product recalls and product liability claims. The risk of product recalls and product liability claims, and associated adverse publicity, is inherent in the development, procurement, and sale of our products. Any product recall or product liability claims seeking significant monetary damages could have a material adverse effect on our business and financial condition. A product recall or product liability claim could generate substantial negative publicity about our products and business, interfere with our procurement plans and product delivery obligations as we seek to replace, or repair affected products, and inhibit or prevent commercialization of other future product candidates.

Our operations expose us to litigation, environmental and other legal compliance risks, including increased climate change legislation restricting greenhouse gas (“GHG”) emissions.

We are subject to a variety of litigation, environmental, health and safety and other legal compliance risks. These risks include, among other things, possible liability relating to product liability matters, personal injuries, intellectual property rights, contract-related claims, government contracts, health and safety liabilities, environmental matters and compliance with U.S. and foreign laws, competition laws and laws governing improper business practices. We or one of our business units could be charged with wrongdoing as a result of such matters. If convicted or found liable, we could be subject to significant fines, penalties, repayments or other damages (in certain cases, treble damages). As a business with international reach, currently we are mainly subject to PRC laws and regulations, we may be subject to complex laws and regulations in jurisdictions in the future which we may have business, including the U.S., EU and the U.K. Those laws and regulations may be interpreted in different ways. They may also change from time-to-time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structures our investments and could limit our ability to enforce our rights.

Our products as installed in the products of our customers are subject to various products and industry standards and the failure of such products to satisfy such mandated safety standards could have a material adverse effect on the demand for our products, our business and our operating results.

Our products are used as components in various scenarios. Such end products may be required to comply with applicable international, federal, and state products and industry safety standards, which vary by national and other jurisdictions. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by our customers to satisfy such standards could have a material adverse effect on our business and operating results.

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

Our operations subject us to potentially adverse tax consequences.

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

The uncertainty in global economic conditions, such as those associated with the recent conflicts in the Middle East and Russia’s invasion of Ukraine, could negatively affect our operating results.

Our operating results are directly affected by the general global economic conditions of the industries in which our major customer groups operate. Our business segments are highly dependent on the economic and market conditions in each of the geographic areas in which we operate. The uncertainty in global economic conditions varies by geographic segment and can result in substantial volatility in global credit markets. Credit volatility could impact our working capital, or result in cost changes or interruptions to suppliers whose components we rely upon if we are unable to access the needed credit for our operations. These conditions affect our business by reducing prices that our customers may be able or willing to pay for our products or by reducing the demand for our products, which could in turn negatively impact our sales and result in a material adverse effect on our business, cash flow, results of operations and financial condition.

Further, in connection with the recent conflicts in the Middle East and Russia’s invasion of Ukraine, the U.S., the E.U. and certain other governments around the world have responded by imposing various economic sanctions which restrict or prohibit certain business opportunities in the Middle East, Russia and Ukraine. These sanctions are complex and are rapidly evolving. We are closely monitoring the developments in the Middle East, Ukraine and Russia, and if there are changes in laws and regulations resulting in our inability to fulfill our contractual obligations, this could have a material adverse effect on our results of operations.

The uncertain nature, magnitude, and duration of hostilities stemming from the recent conflicts in the Middle East and Russia’s invasion of Ukraine, including the potential effects of sanctions limitations, possibility of counter-sanctions, retaliatory cyber-attacks on the world economy and markets, further disruptions to global supply chains and potential shipping delays, have contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic factors that affect our business. There is also a risk that certain Middle East governments and the Russian government may nationalize or expropriate foreign-owned assets or businesses. We do not own any assets or employ any personnel in the Middle East, Russia or the Ukraine.

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

As of the date of this report, the authorized share capital of the Company is US$240,000,000 divided into 18,750,000,000 ordinary shares of a par value of US$0.0128 each, comprising 15,000,000,000 Class A Ordinary Shares of a par value of US$0.0128 each and 3,750,000,000 Class B Ordinary Shares of a par value of US$0.0128 each, of which 1,412,789 Class A Ordinary Shares and 14,515 Class B Ordinary Shares are outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote, and each Class B Ordinary Share has two hundred (200) votes. The Class A Ordinary Shares would not be convertible into Class B Ordinary Shares. Because of the two hundred-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the shares of Class B Ordinary Shares represent at least a majority of the voting power of all outstanding Ordinary Shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

Ms. Xiaodan Liu, the Chairwoman of our Board of Directors and the Chief Executive Officer, is the beneficial owner of the 7,032 Class A Ordinary Shares and 14,515 Class B Ordinary Shares held by GRACEDAN CO., LIMITED, and representing 67.4% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. So long as Ms. Liu continues to control more than 50% of the voting power of Elong, it will be able to direct the election of all the members of the Elong Board. In addition, as long as Ms. Liu continues to control more than 50% of the voting power of Elong, it will have the ability to take certain shareholder action without the approval of any other shareholder. Similarly, Ms. Liu will have the ability to prevent the approval of any action submitted to the shareholders of Elong. If Ms. Liu does not provide any requisite approval or consent allowing Elong to take any such action when requested, Elong will not be able to engage in the related activities and, as a result, Elong’s business and its operating results may be harmed.

Due to the control by Ms. Liu over the voting power of Elong, Elong will be considered a “controlled company” under the Nasdaq rules. This will allow Elong to avoid complying with certain of the Nasdaq corporate governance rules, including the rules that require Elong to have a board comprised of at least 50% independent directors, to have board nominations either selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors and to have officer compensation determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or by a majority of the independent directors.

Elong’s stock price may be volatile in the future, which could lead to losses by investors and costly securities litigation.

The trading price of Class A Ordinary Shares may be subject to wide fluctuations in response to quarter-to-quarter variations in results of operations, announcements of technological innovations or new products introduced by Elong or its competitors, general conditions in the energy storage technology industries, changes in earnings estimates by analysts or other events or factors. In addition, the public stock markets recently have experienced high price and trading volatility. This volatility has significantly affected the market prices of securities of many of Elong’s publicly traded competitors for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of Class A Ordinary Shares.

You may not be able to resell your Class A Ordinary Shares at an attractive price due to a number of factors such as those listed in “Risks Related to Elong’s Business” and the following:

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from those of Elong’s competitors;

●	guidance, if any, that Elong provides to the public, any changes in this guidance or our failure to meet this guidance;

●	changes in expectations as to Elong’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

●	declines in the market prices of stocks generally;

●	strategic actions by Elong or its competitors;

●	announcements by Elong or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

●	any significant change in Elong’s management;

●	changes in general economic or market conditions or trends in Elong’s industry or markets;

●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Elong’s business;

●	future sales of Class A Ordinary Shares or other securities;

●	investor perceptions or the investment opportunity associated with Class A Ordinary Shares relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by Elong or third parties, including Elong’s filings with the SEC;

●	litigation involving Elong, its industry, or both, or investigations by regulators into Elong’s operations or those of its competitors;

●	the development and sustainability of an active trading market for Class A Ordinary Shares;

●	actions by institutional or activist shareholders;

●	changes in accounting standards, policies, guidelines, interpretations or principles; and

●	other events or factors, including those resulting from natural disasters, war, or the threat of war, in particular, the current conflicts in the Middle East and in Ukraine, acts of terrorism or responses to these events.

Broad market and industry fluctuations may adversely affect the market price of Class A Ordinary Shares, regardless of actual operating performance, financial results or prospects. In addition, price volatility may be greater if the public float and trading volume of Class A Ordinary Shares is low. Some companies that have had volatile market prices for their securities have been the target of a hostile takeover or subject to involvement by activist shareholders. If Elong were to become the target of such a situation, it could result in substantial costs and divert resources and the attention of executive management from the business.

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

The Elong Board will have complete discretion as to whether to distribute dividends. Even if the Elong Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by Elong’s subsidiaries, Elong’s financial condition, contractual restrictions and other factors deemed relevant by the Elong Board. There is no guarantee that the Class A Ordinary Shares will appreciate in value or that the trading price of the Class A Ordinary Shares will not decline.

An active trading market for Class A Ordinary Shares may not be sustained.

Class A Ordinary Shares are listed on Nasdaq and to trade on that market and others. Elong cannot assure you that an active trading market for its common stock will be sustained. Accordingly, Elong cannot assure you of the liquidity of any trading market, your ability to sell your shares of its common stock when desired or the prices that you may obtain for your shares.

There can be no assurance that Elong will be able to comply with the continued listing standards of Nasdaq and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended.

While trading on Nasdaq has begun, there can be no assurance that Elong’s securities will continue to be listed on Nasdaq or that a viable and active trading market will develop. If Nasdaq delists Class A Ordinary Shares from trading on its exchange due to failure to continue to meet the listing standards, Elong and its shareholders could face significant material adverse consequences including:

●	a lack of liquidity available to holders of Class A Ordinary Shares;

●	an active trading market of Class A Ordinary Shares may not be developed;

●	a limited availability of market quotations for Elong’s securities;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If securities or industry analysts either do not publish research about Elong or publish inaccurate or unfavorable research about us, Elong’s business, or its market, or if they change their recommendations regarding Class A Ordinary Shares adversely, the trading price or trading volume of the Class A Ordinary Shares could decline.

The trading market for Class A Ordinary Shares is influenced in part by the research and reports that securities or industry analysts may publish about us, its business, Elong’s market, or its competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A Ordinary Shares, provide a more favorable recommendation about Elong’s competitors, or publish inaccurate or unfavorable research about its business, the share price of the Class A Ordinary Shares would likely decline. In addition, securities research analysts may establish and publish their own periodic projections for Elong’s business. These projections may vary widely and may not accurately predict the results Elong actually achieves. Its stock price may decline if its actual results do not match the projections of these securities research analysts. Furthermore, if no analysts commence coverage of it, the trading price and volume for Class A Ordinary Shares could be adversely affected. If any analyst who may cover Elong were to cease coverage of Elong or fail to regularly publish reports on Elong, Elong could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of its common stock to decline.

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

If it fails to adequately implement the required governance and control framework, Elong may fail to comply with the applicable rules or requirements associated with being a public company subject to U.S. federal securities laws. Such failure could result in the loss of investor confidence, could harm Elong’s reputation, and cause the market price of Class A Ordinary Shares to decline.

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

Elong is a foreign private issuer and, as a result, Elong and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended. is be subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Because Elong qualifies as a foreign private issuer under the Exchange Act, Elong is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a foreign private issuer, and as permitted by the listing requirements of the Nasdaq, Elong is permitted to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

As a foreign private issuer, Elong is permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Listing Rules for domestic issuers, provided that Elong discloses the requirements it is not following and describe the home country practices it is following. For example, Nasdaq requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, Elong is permitted to follow home country practice in lieu of that requirement. During the fiscal year ended December 31, 2025 Elong elected to follow home country corporate governance practices in lieu of the following Nasdaq corporate governance requirements:

Nasdaq Stock Market Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, with a few limited exceptions. In lieu of following Rule 5635(c), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such issuance, establishment of the plan and any amendment thereto.

Nasdaq Stock Market Rule 5635(d) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance. In lieu of following Rule 5635(d), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such transaction.

If we continue to follow home country practice in lieu of Nasdaq corporate governance requirements, the protection that is afforded to our shareholders would be different from that accorded to investors of U.S. domestic issuers.

Elong may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, Elong is a foreign private issuer, and therefore, Elong is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination was made with respect to Elong on June 30, 2026. In the future, Elong would lose its foreign private issuer status if (1) more than 50% of Elong’s outstanding voting securities are owned by U.S. residents and (2) a majority of Elong’s directors or executive officers are U.S. citizens or residents, or Elong fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Elong loses its foreign private issuer status, Elong will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Elong will also have to mandatorily comply with U.S. federal proxy requirements, and Elong’s officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, Elong will lose its ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, Elong will incur significant additional legal, accounting and other expenses that Elong will not incur as a foreign private issuer.

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

In recent years, there has been significant litigation in the U.S., Europe and the PRC involving patents and other intellectual property rights. Companies in the battery energy storage system industry are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and our competitors and other third parties may hold patents or have pending patent applications which could be related to our business. For example, we are aware of third-party patents and patent applications (if issued) that may be construed to cover one or more of our products or technologies. If these patents or patent applications (if issued) are asserted against us and we are found to infringe any of these patents, and we are unsuccessful in demonstrating that such patents are invalid or unenforceable, then we could be required to pay substantial monetary damages or cease further development or commercialization of one or more of our products or technologies. Although we generally conduct a freedom to operate search and review with respect to our products and technologies, we cannot guarantee that our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the U.S. and abroad that is relevant or necessary to the commercialization of our products or use of our technology. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products or technologies may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. These risks have been amplified by the increase in third parties, which we refer to as non-practicing entities, whose primary business is to assert infringement claims or make royalty demands. It is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be patent applications pending related to our technologies, many of which are confidential when filed. We rely substantially on unpatented proprietary technology, which may make it more difficult to protect and enforce our intellectual property rights. We cannot assure you that we will have meaningful protection for our trade secrets, know-how or other intellectual property and proprietary information in the event of any unauthorized use, misappropriation, or disclosure, which could have a material adverse impact on our business.

Third parties may infringe, misappropriate or otherwise violate our intellectual property or proprietary rights or we may be required to defend against claims of infringement, misappropriation or other violations of the intellectual property or proprietary rights of a third party. To counter infringement or unauthorized use claims or to defend against such claims can be expensive and time consuming. If we are party to an intellectual property-related proceeding and even if such proceeding is resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Moreover, many of our current and potential competitors may dedicate substantially greater resources than we can to the protection and enforcement of intellectual property rights, especially patents. Incurring significant expenses and distracting our personnel for an intellectual property-related proceeding could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us loss of significant rights and inability to continue providing our existing product offerings.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to Lithium-ion battery energy storage system technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain, expensive and time-consuming. We may receive in the future notices that claim we or our clients using our products have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of products among competitors overlaps. If we are sued by a third party that claims that our technology infringes its rights, the litigation, whether or not successful, could be extremely costly to defend, divert our management’s time, attention, and resources, damage our reputation and brand and substantially harm our business. Further, in some instances, our agreements with our clients include indemnification provisions under which we agree to indemnify such parties for losses suffered or incurred in connection with third party claims for intellectual property infringement. The results of any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may also require us to do one or more of the following:

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

In different parts of the world, the technology platforms that are used to facilitate communication between staff are different, or in some cases restricted. As the options for communication becomes restricted, it may become difficult to efficiently coordinate complex procurement supply chains in a global setting, causing delays or missed income opportunities. Further, the software we use may be different in different countries, which makes it difficult to share certain engineering documents and resources between global subsidiaries. Delays due to inefficiencies in communication and file sharing may impact decision making, lead to errors, and affect our ability to maximize profit.

We also have transferred and expect to continue to transfer personnel between the United States and PRC and other geographies for short, medium and long-term or permanent durations. Global immigration requirements routinely change and are complex to navigate. We cannot assure that we will be able to acquire adequate visas for the movement of our personnel between the locations where we and/or our customers operate going forward. As most of our historical business is located in PRC, our current business relies on the ability of obtaining personnel visas so that our employees can be trained in the PRC, and any restrictions or denials, could limit our ability to train and pass along proprietary information efficiently.

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

Laws regulating foreign investment in PRC include Foreign Investment Law of the People’s Republic of China, or the PRC Foreign Investment Law, effective from January 1, 2020, and the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China, or the FIE Implementing Regulation, effective from January 1, 2020. The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. While Elong does not operate in an industry that is currently subject to foreign investment restrictions or prohibition in PRC, it is uncertain whether its industry will be named in an updated “negative list” to be issued in the future. If its industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in its industry, there could be a risk that Elong would be unable to do business in PRC as it is currently structured. If any new laws and/or regulations on foreign investments in PRC are promulgated and implemented, such changes could have a significant impact on its current corporate structure, which in turn could have a material adverse impact on its business and operations, its ability to raise capital and the market price of Class A Ordinary Shares. In such event, despite its efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue its operations in PRC, Elong may experience material changes in its business and results of operations, its attempts may prove to be futile due to factors beyond its control, and the value of the Class A Ordinary Shares may significantly decline or become worthless.

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

As substantially all of Elong’s operations are in China, Elong’s business is subject to the evolving and complex laws and regulations in China, which may change quickly with little advance notice. The PRC government may exercise significant oversight and discretion over Elong’s operations and may intervene in, influence, or exert control over Elong’s operations at any time, which could result in a material change in its operations and/or the value of Class A Ordinary Shares.

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

The PRC government may exercise significant oversight over the conduct of Elong’s business, and may influence or exert control over Elong’s operations, which could result in a material change in Elong’s operations and/or the value of Class A Ordinary Shares. Changes in China’s economic or social conditions or government policies could have a material adverse effect on Elong’s business, results of operations, financial condition, and the value of Elong’s securities.

Elong conducts its business in and substantially all of its assets are located in PRC and the PRC government may influence and exert control over Elong’s operations which could result in a material change in its operations and/or the value of Elong’s securities. In addition, Elong’s business, results of operations and financial condition may be influenced to a significant degree by the economic and social conditions in the PRC.

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

As of the date of this Annual Report, based on the facts that (i) the total assets, net assets, revenues and profits of PRC subsidiaries account for more than 50% of our corresponding figures in the most recent accounting year and (ii) our major operational activities are carried out in China, we believe that we may be required to file with the CSRC in accordance with the Overseas Listing Trial Measures with respect to any future offering. If the filing procedures with the CSRC under the Overseas Listing Trial Measures are required for any future offerings or any other capital raising activities, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all.

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

As of the date of this Annual Report, we and the PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and have not received any notice from any authorities identifying any of the PRC subsidiaries as an operator of critical information infrastructure.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC subsidiaries may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC subsidiaries, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

Elong is an offshore holding company conducting substantially all of its operations in China through its subsidiaries established in the Chinese mainland. We may be unable to use the proceeds of the offshore offering to grow our business until PRC subsidiaries receive such proceeds in the PRC. We may make loans to PRC subsidiaries only subject to the approval from governmental authorities and limitation of amount, or may make additional capital contributions to PRC subsidiaries. Any foreign loans procured by PRC subsidiaries are required to be registered with the China’s State Administration of Foreign Exchange (the “SAFE”) in its local branches and satisfy relevant requirements, and PRC subsidiaries may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 350% (which may be continuously developing due to the PRC’s national macro-control policy) of the net assets of PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to PRC subsidiaries are subject to the registration with the SAMR in its local branches, report submission to the Ministry of Commerce (“MOFCOM”) in its local branches and registration with a local bank authorized by SAFE.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“SAFE Circular 19”), effective since June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the Chinese mainland, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it cannot be concluded whether SAFE will permit such capital to be used for equity investments in the Chinese mainland in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may limit its ability to transfer any foreign currency Elong hold, including the net proceeds from any offerings or financings to PRC subsidiaries, which may adversely affect its liquidity and its ability to fund and expand its business in China.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, Elong cannot assure you that it will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by Elong to PRC subsidiaries. As a result, Elong’s ability to provide prompt financial support to PRC subsidiaries may be subject to further regulations and requirements. If Elong fails to complete such registrations or obtain such approvals, its ability to use the proceeds it expects to receive from our offshore offering and to capitalize or otherwise fund PRC operations may be negatively affected, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

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

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect Elong’s business and results of operations.

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

As the interpretation and implementation of these regulations are still evolving, employment practices of the PRC subsidiaries may not be at all times deemed in compliance with the regulations. If the PRC subsidiaries are deemed to have violated relevant labor laws and regulations, Elong could be required to provide additional compensation to its employees and its business, financial condition and results of operations could be materially and adversely affected.

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

PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or PRC subsidiaries to liability or penalties, limit Elong’s ability to inject capital into PRC subsidiaries or limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to it, or may otherwise adversely affect Elong.

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

Any failure or inability by such shareholders or beneficial owners to comply with such regulations may subject Elong to fines or legal sanctions, such as restrictions on Elong’s cross-border investment activities or PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, Elong, or prevent them from making distributions or paying dividends. As a result, Elong’s business operations and their ability to make distributions to you could be adversely affected.

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

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012 (“SAFE Notices No. 7”), PRC citizens and non-PRC citizens who reside in the Chinese mainland for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with our domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We will be subject to, and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been or expect to be granted stock options will be subject to, these regulations so long as we are an overseas listed company. Failure to complete the SAFE registrations for our employee incentive plans may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into PRC subsidiaries and limit PRC subsidiaries’ ability to distribute dividends to us. We may also face regulatory requirements that are constantly evolving and that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in the Chinese mainland who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

Under PRC laws and regulations, our operating subsidiary in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to set aside at least 10% of their accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. Each of the PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends.

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

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, as well as its implementation rules effective from January 1, 2008 and amended on December 6, 2024, an enterprise established outside of the PRC with a “de facto management body” in the PRC is considered a resident enterprise and will be subject to a 25% enterprise income tax on its global income. The implementation rules define the term “de facto management body” as an establishment that carries out substantial and overall management and control over the operations, personnel, accounting and properties of an enterprise.

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

However, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should determine the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, if we are deemed the PRC resident enterprises, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is subject to authority’s interpretation of the applicable tax treaty on whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as the PRC resident enterprises. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

Dividends payable to foreign investors and gains on the sale of Class A Ordinary Shares by foreign investors may become subject to PRC tax law.

Under the PRC Enterprise Income Tax Law and its implementing rules, in general, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises that do not have an establishment or place of business in the PRC, or have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, in each case to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC.

If Elong is deemed as a PRC resident enterprise, dividends paid on Class A Ordinary Shares, and any gain realized from the transfer of the Class A Ordinary Shares, will be treated as income derived from sources within the PRC and be subject to PRC taxation. Furthermore, if Elong is deemed as a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of the Class A Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties.

If Elong and Elong or any of its subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the Class A Ordinary Shares can claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to non-PRC investors or gains from the transfer of the Class A Ordinary Shares by such investors are subject to PRC tax, the value of your investment in the Class A Ordinary Shares may decline significantly

Elong’s shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

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

There remains uncertainty as to the interpretation and application of Circular 7 and the SAT Circular 37. PRC tax authorities may determine that Circular 7 and the SAT Circular 37 are applicable to offshore restructuring transactions or sale of the shares of offshore subsidiaries where non-resident enterprises, as the transferors, were involved. PRC tax authorities may pursue such non-resident enterprises with respect to a filing regarding the transactions and request PRC subsidiaries to assist in the filing.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. For transfer of our shares by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 7 and the SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Circular 7 and the SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The requirements and legal procedures of currency conversion may limit the ability of Elong to utilize their revenues effectively and affect the value of your investment.

The convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the Chinese mainland are subject to the applicable laws and regulations in the PRC. Elong receives substantially all of their net revenue in Renminbi. Under the current corporate structure, Elong primarily relies on dividend payments from PRC subsidiaries to fund any cash and financing requirements it may have.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of the PRC subsidiaries in the Chinese mainland may be used to pay dividends to Elong. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of the Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, Elong needs to obtain SAFE approval to use cash generated from the operations of the PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside the Chinese mainland, or to make other capital expenditure payments outside the Chinese mainland in a currency other than Renminbi. If Elong fails to meet the requirements under the PRC for obtaining sufficient foreign currencies, Elong may not be able to satisfy their foreign currency demands and pay dividends in foreign currencies to its shareholders, including holders of Class A Ordinary Shares.

Since a significant amount of the PRC subsidiaries’ revenue is denominated in Renminbi, any existing and future restrictions on currency exchange may limit their ability to utilize cash generated in Renminbi to fund their business activities outside of the PRC or pay dividends in foreign currencies to the shareholders, including holders of Class A Ordinary Shares. These restrictions may also limit Elong’s ability to obtain foreign currency through debt or equity financing for its subsidiaries.

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

Elong’s consolidated financial statements as of December 31, 2023 and for the year in the period ended December 31 was audited by UHY LLP. Elong’s consolidated financial statements as of December 31, 2025, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2025 are currently audited by Enrome LLP. Both UHY LLP and Enrome LLP are registered with and subject to regular inspection by PCAOB. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and Elong uses an accounting firm headquartered in one of these jurisdictions to issue an audit report on Elong’s financial statements filed with the SEC, Elong would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, Elong’s securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if Elong is identified as a Commission-Identified Issuer for two consecutive years in the future. If Elong’s shares are prohibited from trading in the United States, there is no certainty that Elong will be able to list on a non-U.S. exchange or that a market for Elong’s shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase Elong’s securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of Elong’s securities. Also, such a prohibition would significantly affect Elong’s ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on Elong’s business, financial condition, and prospects.

Fluctuations in the value of the Renminbi and the overall overseas financial exchanges’ volatility may materially adversely affect your investment.

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

Significant revaluation of the Renminbi may materially adversely affect your investment. For example, to the extent that Elong needs to convert U.S. dollars received from offshore financing activities into Renminbi for the operations, appreciation of the Renminbi against the U.S. dollar would decrease the Renminbi amount that Elong would have received from the conversion. Conversely, if Elong and its subsidiaries convert Renminbi into U.S. dollars for the purpose of making payments for dividends on the Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to Elong and its subsidiaries.

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

Corporate History

The legal name of the Company is Elong Power Holding Limited. The Company was incorporated as an exempted company under the laws of Cayman Islands on August 18, 2023.

On November 21, 2024, Elong, TMT Acquisition Corp (“TMT” or the “SPAC”) and ELong Power Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Elong (“Merger Sub”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated February 29, 2024 (the “Business Combination Agreement”). The Business Combination was accomplished by way of the following transaction steps:

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

Elong, through its operating subsidiaries, specializes in the research and development, sales and service of high-power and large-capacity energy storage systems. The Company’s lower-cost, high power and fast-charging battery energy storage systems are designed specifically for commercial electric vehicles, specialty vehicles which require large-capacity energy storage systems, and various other scenarios.

Prior to March 2026, Elong, through its then subsidiaries, specialized in the R&D, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. With a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system (“BMS”) development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices, advanced energy applications and full lifecycle services, with a product portfolio covering lithium manganese oxide and lithium iron phosphate, among others, were offered to meet the needs of high-power applications and energy storage applications in various scenarios.

On March 17, 2026, Elong and Elong Power International Co., Limited (“Elong BVI”) entered into an Equity Transfer Agreement with a non-affiliated third party (the “Buyer”), pursuant to which the Company agreed to sell to the Buyer 100% equity interest in Elong BVI, at a purchase price of $10,000. The sale of Elong BVI includes the sale of its subsidiaries, Elong Power (Hong Kong) International Limited, Elong Power (Ganzhou) Co., Ltd., Huizhou Jingyang Energy Technology Co., Ltd. (formerly known as Huizhou City Yipeng Energy Technology Co., Ltd), Ganzhou Zhangyang Energy Technology Co., Ltd. (formerly known as Ganzhou Yipeng Energy & Technology Co., Ltd.) and Zibo Jingyang New Energy Technology Co., Ltd. (formerly known as Zibo Yipeng Energy & Technology Co., Ltd.). The transaction closed on March 19, 2026.

The sale of Elong BVI and its subsidiaries was mainly due to slowed growth and increased net loss in the sales of battery packs, battery cells, and battery spare parts and other such as sales of product waste and scraps. It is consistent with the Company’s strategic shift away from the battery cell sales. As part of its strategic realignment, the Company will continue to focus on the research and development, sales and service of energy storage systems to provide a foundation for long-term growth.

Increase of Share Capital and Share Consolidations

At the annual general meeting of shareholders of the Company held on November 24, 2025, the shareholders approved that the Company’s authorized share capital be increased from US$50,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 4,000,000,000 class A ordinary shares of a par value of US$0.00001 each and 1,000,000,000 class B ordinary shares of a par value of US$0.00001 each, to US$25,000,000 divided into 2,500,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 2,000,000,000,000 class A ordinary shares of a par value of US$0.00001 each and 500,000,000,000 class B ordinary shares of a par value of US$0.00001 each, by the creation of additional 1,996,000,000,000 class A ordinary shares of a par value of US$0.00001 each and 499,000,000,000 class B ordinary shares of a par value of US$0.00001 each.

As authorized by the resolutions of the shareholders of Elong passed on November 24, 2025, by way of the unanimous written resolutions of the Board passed on December 2, 2025, the Board implemented a share consolidation at the ratio of sixteen (16)-for-one (1) to be effective on December 2, 2025 (the “First Share Consolidation”) and the rounding up of any fractional shares resulting from the First Share Consolidation to the nearest whole ordinary share. The First Share Consolidation reduced the number of outstanding shares of the Company from approximately 61.3 million Class A ordinary shares of a par value of US$0.00001 each and approximately 5.8 million Class B ordinary shares of a par value of US$0.00001 each to approximately 3.8 million Class A ordinary shares of a par value of US$0.00016 each and approximately 0.4 million Class B ordinary shares of a par value of US$0.00016 each, respectively. Every sixteen (16) outstanding Class A ordinary shares or Class B ordinary shares were combined into and automatically become one post-Share Consolidation Class A ordinary shares or Class B ordinary shares, respectively. No fractional shares were issued in connection with the First Share Consolidation. Instead, the Company issued one full post-First Share Consolidation Class A ordinary shares or Class B ordinary shares, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The par value of the Class A ordinary shares and Class B ordinary shares was increased in proportion to the ratio of the First Share Consolidation to $0.00016 per share and the number of authorized ordinary shares was adjusted in proportion to the ratio of the First Share Consolidation to 125,000,000,000 class A ordinary shares of a par value of US$0.00016 each and 31,250,000,000 class B ordinary shares of a par value of US$0.00016 each.

Further Increase of Share Capital and Share Consolidations

At the annual general meeting of shareholders of the Company held on January 6, 2026, the shareholders approved that the Company’s authorized share capital be increased from US$25,000,000 divided into 156,250,000,000 ordinary shares of a par value of US$0.00016 each, comprising 125,000,000,000 class A ordinary shares of a par value of US$0.00016 each and 31,250,000,000 class B ordinary shares of a par value of US$0.00016 each, to US$240,000,000 divided into 1,500,000,000,000 ordinary shares of a par value of US$0.00016 each, comprising 1,200,000,000,000 class A ordinary shares of a par value of US$0.00016 each and 300,000,000,000 class B ordinary shares of a par value of US$0.00016 each

As authorized by the resolutions of the shareholders of Elong passed on January 6, 2026, by way of the unanimous written resolutions of the Board passed on March 5, 2026, the Board implemented a share consolidation at the ratio of eighty (80)-for-one (1) to be effective on March 5, 2026 (the “Second Share Consolidation”) and the rounding up of any fractional shares resulting from the Second Share Consolidation to the nearest whole ordinary share. The Second Share Consolidation reduced the number of outstanding shares of the Company from approximately 113 million Class A ordinary shares of a par value of US$0.00016 each and approximately 361,090 Class B ordinary shares of a par value of US$0.00016 each to approximately 1.4 million Class A ordinary shares of a par value of US$0.0128 each and approximately 4,514 Class B ordinary shares of a par value of US$0.0128 each, respectively. The par value of the Class A ordinary shares and Class B ordinary shares will be increased in proportion to the ratio of the Second Share Consolidation to $0.0128 per share and the number of authorized ordinary shares has been adjusted in proportion to the ratio of the Second Share Consolidation to 15,000,000,000 Class A ordinary shares and 3,750,000,000 Class B ordinary shares.

Increase of Voting Rights of Class B Ordinary Shares

As approved by the resolutions of the shareholders of Elong passed on January 6, 2026, the voting rights attached to each Class B Ordinary Shares were be increased from fifty (50) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company

General Information

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

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be subject to the insider short-swing profit disclosure and recovery regime. However, on December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. Our principal shareholders who are not our officers or directors, however, will remain exempt from Section 16(a) reporting requirements. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

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

Enrome LLP, is an independent registered public accounting firm with the PCAOB, and, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome LLP is still awaiting the results of the inspection as of the date of this Annual Report.

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

Through our operating subsidiaries, we are committed to the research and development, sales and service of energy storage systems. Our core competitiveness lies in our technical evaluation and integration capabilities. We focus on selecting OEM partners with advanced AI-driven energy storage solutions and integrating high-precision battery management system (“BMS”) technologies into our product portfolio. We do not develop these technologies ourselves but rely on our partners’ proven capabilities to deliver reliable, high-performance products to our customers. Our solutions are designed to meet the needs of high-value energy storage applications, primarily targeting overseas residential storage, overseas commercial and industrial (“C&I”) storage, and China’s grid-side energy storage markets.

Industry And Market Opportunities

Overview of Battery Energy Storage Systems (BESS)

The electrochemical energy storage industry is a core supporting sector of the new energy industry. Lithium battery energy storage is the mainstream technology (accounting for over 90% of the global market). Products are primarily used for new energy consumption, grid peak shaving and frequency regulation, optimization of commercial and industrial electricity costs, residential self-generation and self-consumption, and peak-valley arbitrage. It is a core infrastructure for the global transition toward clean and intelligent energy.

Energy storage systems (“ESSs”) allow renewable energy sources like wind and solar to be stored for later use. This helps address the fact that renewables have fluctuating, intermittent power output. There are two main ways to store energy - mechanically (using kinetic or gravitational forces) and electrochemically (chemically in batteries). Pumped hydro power, which pumps water uphill to later flow downhill, is the most used mechanical storage globally. In recent years, electrochemical battery storage has been growing rapidly, offering flexibility and cost effectiveness. Common electrochemical storage batteries are lithium-ion, lead-acid, sodium-sulfur and flow batteries. Currently, we believe lithium-ion batteries dominate due to cost effectiveness and optimal physical performance.

Electrochemical energy storage battery systems are mainly composed of ESS battery (in the form of a battery module), BMS, energy management system (“EMS”), and power conversion system (“PCS”).

Electrochemical energy storage battery systems are widely used in various applications, from electricity generation and distribution, to commercial and industrial (C&I), to residential.

Target Markets and their Industry Importance

In both China and Europe, the energy storage industry has been incorporated into national/regional energy development plans and is a policy-supported, essential-demand industry:

Global Lithium Battery Energy Storage Market Scale (GW)

Year	Global Market Scale (GWh)	YoY Growth	Notes / Key Drivers
2024 (Actual)	188	80%

Global new energy storage additions reached approximately 188.5 GWh in 2024, with lithium-ion batteries accounting for over 95%.

(Source: Energy Storage Leader Alliance (EESA), 2025 China New Energy Storage Industry Development White Paper)

2025 (Actual)	265	41%

Global new energy storage additions are expected to reach 265.1 GWh in 2025, with China, the United States, and the Middle East contributing the majority of growth.

(Source: Energy Storage Leader Alliance (EESA) forecast)

2026 (Forecast)	300-403	32%	CICC expects continued industry momentum in 2026, while Hualong Securities estimates global new energy storage additions could reach 403.4 GWh. (Source: Consensus of securities firm research)

2027 (Forecast)	400-563	30%

Global new energy storage additions are projected to reach approximately 563 GWh in 2027, with energy storage demand for AI data centers entering a phase of substantial growth.

(Source: GF Securities research report)

2028 (Forecast)	550+		Global new energy storage additions are expected to exceed 500 GWh, with emerging markets such as the Middle East and Southeast Asia becoming key growth drivers. (Source: Consensus industry forecasts)

Key Target Markets Scale (2025)

Market	Segment	2025 Scale (GWh)	YoY Growth	Key Drivers
China	Grid-side Storage	68.2	40.6%	Mandatory co-location policies; large-scale independent storage stations; grid frequency regulation demand.

Europe	Residential Storage	31.5	41.3%	High electricity prices (EUR 0.35–0.55/kWh); energy independence; EU Net Zero Industry Act subsidies.

Europe	C&I Storage	22.8	44.3%	High commercial electricity costs; VPP policy support; data center and industrial park co-location demand.

Data Sources: CNESA Energy Storage Industry Research Center, EASE, Wood Mackenzie, China Energy Research Society / Metric: New installed capacity (GWh) — the standard industry disclosure metric

Market Saturation and Competitive Landscape

Both global and key target markets are unsaturated and in a high-growth phase. In 2024, global lithium battery energy storage penetration was below 20% (i.e. China grid-side: 18.2% and European residential: 32.5%) with core drivers including increased renewable energy installations, rising electricity prices, and policy subsidies.2

As such, the competition is intensifying with clear tiered characteristics: (1) Cell Manufacturing (Upstream) – with the top 5 companies (CATL, BYD, EVE Energy, CALB, LG Energy Solution) holding over 75% combined market share— top 5 players hold over 75% combined market share; (2) System Integration (Midstream) – with companies such as Sungrow, Pylontech, HiNa Battery holding competitive advantages in solution design, quality control, scenario adaptation, and service; and (3) PCS Integration (Midstream Support) – where Sungrow, Huawei Digital Power, SINENG Electric provide high technical barriers, thus making it difficult for new entrants.

Industry Importance in Target Markets

In China, grid-side energy storage is a core pillar of the new power system. In 2024, the National Energy Administration (NEA) required new renewable energy stations to pair at least 15% storage capacity. As such, C&I storage demand is rapidly growing due to expanding peak-valley price differentials. In Europe, high electricity prices (approx. EUR 0.3–0.5/kWh) and energy independence demand drive high residential storage growth. As such, European residential storage installations grew 42% YoY in 2024.3

2 CNESA, GGII, EUPD Research, SolarPower Europe, IEA, BloombergNEF, 2024–2025 reports

3 EUPD Research, SolarPower Europe, Clean Energy Council (Australia), Eurostat, BloombergNEF, 2024–2025 market reports

Our Solution

We sell residential, commercial and industrial, and grid-side lithium battery energy storage systems to customers.

Energy Storage Systems

Currently, the energy storage market is in a rapid development stage. Capitalizing on this market opportunity, Elong has quickly entered the energy storage market with mature and leading BMS technology, EMS technology, and PACK technology (assembling battery modules into battery packs). In terms of battery cell materials, we use lithium iron phosphate material with a higher ignition point and better safety. We also reduce side reactions during the use of the battery cell through positive and negative electrode technology. In terms of structural design, we adopted an independently patented integrated injection molded structural cover plate with a streamlined structure and strong overcurrent capability, ensuring stable structural performance throughout the lifecycle. In addition, the product has been validated through multiple safety tests, including thermal runaway, puncture, compression and drop tests. The safety of battery cells is crucial to the energy storage system. We are able to control safety risks in all technical aspects of the entire energy storage product chain, including cell material formulation, cell design, electrical safety design, BMS design, and fire protection pipeline design. Our goal is to become a leading provider of full industry chain solutions in the overseas and domestic energy storage industry.

Our energy storage system is based on electrochemical energy storage. Electrochemical energy storage is a technology that stores energy through chemical reactions and releases it when needed. This energy storage technology is currently widely used. The materials for electrochemical energy storage mainly include lithium-ion batteries, sodium ion batteries, and lead-acid batteries. These materials can store a large amount of energy in chemical reactions and have a long service life. Lithium-ion batteries are widely used in fields such as electric vehicles and mobile phones due to their high energy density and long cycle life. Lithium-ion batteries have been widely used in energy storage systems due to their low cost.

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

Our energy storage products are expected to be used in China wind and solar energy storage projects, overseas multi-scenario energy storage projects, domestic industrial parks, and building energy storage projects. They have a number of advantages, including user friendliness, smooth power output, peak shaving and valley filling, and participation in power grid auxiliary services. Our BMS has a high-precision signal acquisition function (cell voltage, cell temperature, battery pack terminal voltage, battery pack current, etc.), as well as protection functions such as overcharging, over discharging, short circuit, etc., to achieve balanced management of the battery pack, battery capacity and health diagnosis (state of charge/state of health) calculation, ensuring the safe operation of the battery system. Our intelligent energy storage system has the ability to collaborate in different scenarios, and can adaptively adjust the SOC window of battery system charging and discharging according to the application scenarios (frequency regulation, peak shaving, etc.) of the energy storage system. This maximizes the battery system’s lifespan while ensuring the requirements of the scenario application. In addition, the BMS innovatively adopts a diverse communication structure, allowing any battery cluster BMS to serve as the communication host between the battery pack BMS and the energy storage converter, data network, and control network, achieving one master and multiple backups of the BMS, thereby avoiding the risk of system failure caused by a single BMS host and improving system reliability. The following are some of the advantages of the BMS:

●	Higher energy density and longer cycle life: Our new generation of liquid cooled smart energy storage products are equipped with large capacity 315Ah battery cells, with more than 10,000 cycles, improving the total discharge capacity of energy storage equipment throughout its lifecycle and reducing electricity costs by approximately 30%. The highly integrated system design further enhances the energy density of individual energy storage containers to 290kWh/m2, achieving improvements in both energy density and cycle life. It also contains tailored coke technology for negative electrodes, reducing surface lithium consumption of materials, continuously improving the dynamic performance of materials, and extending the cycle life of battery cells. In addition, the innovatively developed lithium replenishment and slow-release technology can achieve long-term stable lithium loss compensation throughout the battery’s entire life cycle.

●	Intelligent temperature control technology reduces auxiliary power consumption and improves system charging and discharging efficiency: We were one of the earliest manufacturers in the industry to introduce liquid cooling technology. Through patented parallel pipeline flow distribution technology, we can accurately control the flow deviation of the energy storage system, control the average temperature difference of the cells in the battery pack within 3 ° C, and effectively improve battery consistency. This also allows us to slow down the attenuation of battery cells, thereby improving the service life of the system and further reducing the cost of life cycle electricity.

●	Wide temperature range: For low-temperature operating environments, the freezing point of the coolant can reach -45 ℃ with a standard heater. Our BMS has low-temperature control logic to monitor the temperature of the battery cells and the outlet water temperature of the water-cooled unit in real time. The BMS automatically starts the heater when the temperature is below a certain threshold, and charge and discharge management can only be carried out after reaching the starting temperature of the battery cell, ensuring safe and stable operation. The insulation performance of liquid cooled products is also significantly improved when compared to air cooled products. Low temperature environmental tests have shown that under ambient temperature conditions of -40 ° C, after being fully charged and discharged, the battery cell temperature drops to -38 ° C after 80 hours of rest, demonstrating good insulation performance.

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

Service and Product Process Overview

Our full process focuses on the following stages: (1) technical alignment; (2) technical solution; (3) in-house/contract manufacturing; (4) quality control; and (5) delivery and acceptance.

Technical Alignment and Technical Solution

In the technical alignment and technical solution stages, our clients submit either a standardized, which includes our standardized energy storage products with fixed specifications, such as our 5kWh, 10kWh, and 15kWH models, or customized energy storage requirements to us. Once we confirm the technical parameters, delivery timelines, and application requirements with our clients, formal sales contracts are signed, and orders are entered into the Company’s system and simultaneously dispatched to our contract manufacturers.

In-house/Contract Manufacturing and Quality Control

In the in-house/contract manufacturing and quality control stages, we issue production instructions to domestic lithium battery manufacturers for cells, PACK assemblies (i.e. process of assembling lithium battery cells into a finished battery pack/module for energy storage application), and structural components. After the core components are completed, we dispatch a quality control team to a general production site for all manufactured parts for full-process inspection. Upon passing inspection, energy storage system integration is completed by a third party to form the final product.

We have adopted a multi-supplier strategy for the four core components of energy storage systems: cells, BMS, PCS, and EMS. For each core component, three or more domestic suppliers are selected to ensure supply chain security and stability.

Delivery and Acceptance

In the final stage, we deliver the completed products to our clients, with the payments broken down to the following: (1) 10%-30% prepayment; (2) 95% payment before pickup; and (3) 5% payment after acceptance.

Discontinued Operation

Prior to March 2026, Elong, through its then subsidiaries, specialized in the R&D, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. With a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system (“BMS”) development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices, advanced energy applications and full lifecycle services, with a product portfolio covering lithium manganese oxide and lithium iron phosphate, among others, were offered to meet the needs of high-power applications and energy storage applications in various scenarios. In March 2026, Elong sold 100% equity interest in Elong BVI to a non-affiliated third party (the “Buyer”) at a purchase price of $10,000. The sale of Elong BVI includes the sale of its subsidiaries, Elong Power (Hong Kong) International Limited, Elong Power (Ganzhou) Co., Ltd., Huizhou Jingyang Energy Technology Co., Ltd. (formerly known as Huizhou City Yipeng Energy Technology Co., Ltd), Ganzhou Zhangyang Energy Technology Co., Ltd. (formerly known as Ganzhou Yipeng Energy & Technology Co., Ltd.) and Zibo Jingyang New Energy Technology Co., Ltd. (formerly known as Zibo Yipeng Energy & Technology Co., Ltd.). The sale of Elong BVI and its subsidiaries was mainly due to slowed growth and increased net loss in the sales of battery packs, battery cells, and battery spare parts and other such as sales of product waste and scraps.

Our Competitive Advantages

We believe our technology and energy storage systems have the following advantages over commonly used energy storage systems:

Asset-light Model – Risk Resistance and Turnover Efficiency

Compared to heavy-asset leaders, where depreciation costs account for approximately 8 to 10% of their revenue, our asset-light model provides the Company with greater cost flexibility and stronger risk resistance. The asset-light model also enables us to have faster response times to global market orders by (1) eliminating the need for self-built capacity, which significantly shortens order response and delivery cycles; (2) allowing flexible adjustment of production scale to rapidly respond to market fluctuations and order changes; (3) leveraging contract manufacturers’ mature supply chains and mass production capabilities to ensure stable delivery of global orders, and (4) allowing us to focus our resources on R&D, sales and market expansion to enhance the efficiency of global market development.

Multi-Channel Precision Deployment – Scenario Adaption

We have built a dual-dimensional (regional + scenario) multi-management system by customizing channel models for different markets and customer needs. This enables us to cover core target scenarios with greater order conversion efficiency.

Stable Supply Chain with Global Fulfillment Capability

We have established a multi-tier, highly reliable supply chain system with strong resource integration and fulfillment assurance capabilities to support our business expansion.

Our positioning is precise and reasonable, in line with industry development trends

We engage mainly in the research and development and sales of high-power polymer lithium-ion batteries for lithium battery energy storage systems. These types of batteries can compensate for the shortcomings of square aluminum shell lithium-ion power batteries in terms of performance. Polymer lithium batteries are lighter, thinner, and have a larger capacity, making them more suitable for high rate discharge scenarios. Due to these advantages, the market application of high-power lithium-ion power batteries has been expanding in recent years and has become the main approach for high-power applications in commercial vehicles. In the coming years, we believe it will further expand its market share with the trend of electrification in the commercial vehicle market.

Our product portfolio includes our proprietary AI-intelligent energy storage management systems, high-precision BMS algorithms, and thermal safety controls. Our solutions are designed to meet the needs of high-value energy storage applications, primarily targeting overseas residential storage, overseas commercial and industrial (“C&I”) storage, and China’s grid-side energy storage markets. Customer demand is prioritized, service quality is emphasized, and industry development is followed.

High quality service and fast response capability

Due to the demanding requirements of high-power lithium-ion battery energy storage system customers, a high level of customer service is required. We have years of experience addressing customers’ needs in terms of product quality, production capacity guarantee and delivery time. Customer loyalty continues to increase, enabling us to achieve sustainable development and maintain core competitiveness. With our technological innovation advantages, precise market layout, and solid market reputation, our products are widely used in terminal products of several well-known brands, including Yutong Bus, Higher Bus, Beiqi Foton Bus, Shandong Lingong, Shaanxi Tongli, Hangzhou Shenju, Suzhou Green Control, Hunan Sany and Zoomlion Heavy Industry, among other well-known domestic and foreign brands.

Experienced management team

Our company boasts an experienced management team with long tenures in relevant industries and strong technical backgrounds. Our CEO and Chairwoman, Ms. Xiaodan Liu, has held leadership roles at investment and high technology companies focused since 2012, with over 20 years management experience. Mr. Zhaohui Yang, our Executive Director, brings over 10 years of experience as chairman of an investment fund. Our diverse and accomplished team positions our company with seasoned leadership and industry-specific knowledge across critical areas of operations, finance and technology.

Our Strategy

Our strategy is to market our competitive product portfolio globally by combining direct sales and channel cooperation in both overseas and domestic markets.

We plan to continuously focus our sales and marketing efforts for battery solutions on energy storage customers. We believe our vertical integration and high-performance technology allow us to meet the challenging and diverse requirements of these customers. At present, we are focusing on the Chinese commercial energy storage market. We plan to expand our business globally, especially in the Southeast Asian market, and further increased our presence in the energy storage market.

When choosing products, the total operating cost is a crucial factor for customers of energy storage systems. In order to maintain our position in the market, we intend to continue to invest in the research and development of high-performance battery technology and seek new innovations to further reduce costs. The improvement of battery system solutions involves ongoing development of new battery units and modules, and increasing the energy density of existing batteries.

Our battery energy storage systems are widely used in EVs with high-power demands and in energy storage products. With the continuous growth of mid-to-high-end customers in the EV market, EV owners have increasingly demanding requirements for the routine performance and reliability of lithium battery products. We believe building an R&D platform that integrates technology research and project implementation is crucial to helping us maintain the desirability of our products and improve our overall efficiency and competitiveness.

Some of our production equipment and lines are fully automated. Automated production can improve production efficiency, product consistency and output, while achieving economies of scale and reducing production costs. We intend to increase our reliance on automated production in the future.

Quality and Safety Control

The Company has established a complete set of quality and safety management systems dedicated to energy storage systems. Strict tests are conducted on core components including battery modules, Battery Management System (BMS), Energy Management System (EMS), and Power Conversion System (PCS), covering cell consistency test, overcharge and over-discharge protection, short-circuit protection, thermal runaway prevention, IP protection test, insulation test, temperature cycling test, vibration test and drop test.

The Company’s energy storage systems comply with current international and domestic safety standards, including but not limited to IEC 62619, IEC 62933, UL 9540A, GB/T 36276, GB/T 34131 and other standards for stationary lithium-ion battery energy storage systems.

The Company implements a complete quality management system covering incoming material inspection, production process control, aging test, semi-finished product test, finished product test and ex-factory inspection. Key safety functions such as BMS protection logic, PCS interlock, HVAC, smoke detection, fire detection and fire suppression systems have been verified and validated prior to commercial application.

Patents and Other Intellectual Property Rights

To protect our intellectual property rights, we use a combination of trade secret protection, patent registration, confidentiality clauses, and contractual commitments, along with various other methods. All employees, consultants, and business partners involved in the development of, or otherwise with access to, our intellectual property are required to sign confidentiality agreements.

As of the date of this annual report, we have a total of 6 registered trademarks and 9 registered patents in China, including 4 invention patents and 5 utility model patents.

Research and Development

The technology required in the field of energy storage batteries covers multiple disciplines, not only involving various research achievements and technological innovations in the field of electrochemistry, but also involving multiple technologies such as cell design, structural engineering, and electronic design. Meanwhile, in different application fields, many battery products require research and development, design, and production tailored to the specific needs of different customers, such as ultra-high power discharge, ultra-fast charging, and long cycle energy storage batteries. Therefore, companies that produce these types of batteries are required to have a strong R&D division.

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

We have established a dedicated technology center responsible for material development, battery development, product development, BMS technology, future technology development, testing simulation and analysis, and intellectual property. The research and development work mainly focuses on the following areas:

●	New battery application development: For the market expansion, we have been testing and developing batteries for emerging applications that typically have different requirements than electric vehicles. Generally speaking, new application development requires specific specifications to significantly improve without sacrificing too much performance or cost to make changes. An example topic area is 40°C ultra-low temperature batteries, which is challenging for traditional materials, but can be achieved through optimization of electrolyte formula and particle conductivity of negative and positive electrode materials.

●	Process development and scaling: We continue to seek new materials and processes to enhance our battery’s competitive advantage in the market through performance or cost. Once the new technology shows promise, sample enlargement will be carried out and pilot factory processes may be conducted to fully evaluate processing economy and material performance.

●	Improve electrical, mechanical, and thermal design: Physical battery design is an important consideration for the scalability, durability, cooling, and abuse resistance of lithium-ion batteries, especially those used in large high-power battery systems. We have developed and will continue to develop innovative structures for battery modules and battery packs.

●	Improve battery system level design: We develop battery systems that can be used by numerous customers and collaborate with them to develop customized battery systems for specific applications. In addition, hawse have been developing control strategies and other systems to manage energy storage units on a grid scale.

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

Sales and marketing

The Company’s products are primarily sold to numerous key customers within China’s high-power battery sector, including manufacturers of commercial vehicles and construction machinery. By leveraging our industry-leading products and comprehensive after-sales service system, the company has established a strong market reputation within the industry. Furthermore, we believe that our management team possesses a profound understanding of market trends and opportunities.

We employ a combination of direct sales model and channel cooperation for product sales in both the overseas (primarily channel cooperation for rapid-end customer coverage) and domestic markets (primarily direct sales targeting grid companies), and have a dedicated sales team to communicate with customers. For our product strategy, we offer both standardized and customized products for different markets, highlighting our AI + energy storage technology differentiation advantage. For our pricing strategy, we differentiate our pricing based on product technology content, market competition, and regional electricity price levels (i.e. overseas markets adopt mid-to-high-end pricing that highlights intelligence and safety while domestic markets emphasize value-for-money). We also plan to leverage our Nasdaq-listed status as our brand endorsement and build an “AI + Energy Storage” core brand image through industry exhibitions, online platforms, and local channel promotions.

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

Product Procurement

The procurement department selects suppliers based on the following criteria: (1) the supplier’s complete quality control system and possession of globally recognized product certifications; (2) a high level determination of the supplier’s technical compatibility and match with the Company’s business and products; (3) the supplier’s stable supply capacity and efficient cooperation and service capabilities; and (4) the supplier’s competitive pricing, reliable delivery lead time, and reasonable payment terms, conducts multiple rounds of inquiry and price comparison, and finally determines the most suitable supplier to place a purchase order in the ERP system.

We have established a strict supplier management system, comprehensively evaluating supplier costs, quality, delivery time, response speed, quality assurance and service level, and attach great importance to the environmental protection and safety. Suppliers are required to provide environmental testing reports for the products, and MSDS reports (chemical safety instructions) are required for chemicals. We review, assess, and evaluate suppliers every year, and move away from suppliers who fail the assessment ensuring stable supply quality, timely supply speed, and optimal cost-effectiveness. Additionally, this system can reduce order delivery risks and save procurement costs.

Recent Developments

Registered Offering completed on February 3, 2026

On February 2, 2026, Elong entered into an underwriting agreement with Maxim Group LLC (“Maxim”), pursuant to which Elong agreed to sell to Maxim, on a firm commitment basis, 2,400,000 units, each consisting of one Class A Ordinary Share and one warrant to purchase one Class A Ordinary Share (the “Common Warrants”), at an offering price of $3.16 per unit, for aggregate gross proceeds to Elong of approximately $7.6 million, before deducting underwriting discount, expenses and other estimated expenses payable by us. Each Common Warrant is exercisable immediately on the date of issuance at an initial exercise price of US$3.16 per share and will expire three (3) years from the date of issuance. On the 4th and 8th trading day following the closing of the offering, the exercise price for the Common Warrants will be reduced to 70% and 50% of the initial exercise price, or $2.21 and $1.58 per share, respectively. Upon each reset to the exercise price for the Common Warrants, the number of issuable warrant shares will be proportionately increased so that the aggregate exercise price of the Common Warrants will remain the same. The Common Warrants also provides for a zero exercise price option, in which the holder will receive two (2) Class A Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration. Maxim was also granted an option to purchase up to 360,000 additional Class A Ordinary Shares and/or 360,000 additional Common Warrants to cover any over-allotment, which on February 2, 2026, was partially exercised the over-allotment option with respect to 242,270 Common Warrants. The offering and the partial exercise of the over-allotment option closed on February 3, 2026. The Company intends to use the net proceeds from the offering for the working capital and other general corporate purposes.

During the period from February 6 to February 25, 2026, all of the Common Warrants were fully exercised by means of a zero exercise price option and Elong issued an aggregated of 5,828,758 Class A Ordinary Shares.

The securities in the offering were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-292937), which was filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2026 and declared effective by the SEC on January 29, 2026.

Registered Offering completed on February 27, 2026

On February 26, 2026, Elong entered into another underwriting agreement with Maxim, pursuant to which Elong agreed to sell to Maxim, on a firm commitment basis, 21,700,000 units, each consisting of one Class A Ordinary Share and one warrant to purchase one Class A Ordinary Share (the “Second Common Warrants”), at an offering price of $0.3231 per unit, for aggregate gross proceeds to Elong of approximately $7 million, before deducting underwriting discount, expenses and other estimated expenses payable by us. Each Second Common Warrant is exercisable immediately on the date of issuance at an initial exercise price of US$0.3231 per share and will expire three (3) years from the date of issuance. On the 2nd and 5th trading day following the closing of this offering, the exercise price for the Second Common Warrants will be reduced to 70% and 50% of the initial exercise price, or $0.2262 and $0.1616 per share, respectively. Upon each reset to the exercise price for the Second Common Warrants, the number of issuable warrant shares will be proportionately increased so that the aggregate exercise price of the Second Common Warrants will remain the same. The Second Common Warrants also provides for a zero exercise price option, in which the holder will receive two (2) Class A Ordinary Shares that would be issuable upon a cash exercise of the Second Common Warrant, without payment of additional consideration. Maxim was also granted an option to purchase up to 3,255,000 additional Class A Ordinary Shares at $0.3221 per share and/or 3,255,000 additional Second Common Warrants at $0.001 per Second Common Warrant to cover any over-allotment, which on February 26, 2026, was partially exercised the over-allotment option with respect to 3,255,000 Second Common Warrants. The offering and the partial exercise of the over-allotment option closed on February 27, 2026. The Company intends to use the net proceeds from the offering for the working capital and other general corporate purposes.

During the period from March 2, 2026 to March 9, 2026, all of the Second Common Warrants were fully exercised by means of a zero exercise price option and Elong issued an aggregated of 77,764,364 Class A Ordinary Shares.

The securities in the offering were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-293527), which was filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2026 and declared effective by the SEC on February 25, 2026.

Issuance of Class B Ordinary Shares

In 2025, Yang (Hong Kong) International Limited (formerly known as Elong Power (Hong Kong) International Limited) (“Jingyang HK”) borrowed RMB0.8 million ($117,076) from Ms. Xiaodan Liu, a director, the Chief Executive Officer and the Chairwoman of the Board of Elong, bearing interest at 8% per annum and payable on demand. On December 31, 2025, Jingyang HK transferred its debt of RMB0.8 million ($117,076) owed to Ms. Liu and related interest payable to the Company under same terms (the “Loan”). The outstanding balance as of April 10, 2026 consists of $117,076 in principal and $9,230 in accrued and unpaid interest.

On April 8, 2026, the Company entered into a Partial Loan Settlement Agreement (the “Agreement”) with Ms. Liu, and GRACEDAN CO., LIMITED, pursuant to which the Company agreed to issue 10,000 Class B ordinary shares of the Company (the “Shares”), valued at $1.56 per share, the closing price of the Company’s Class A ordinary shares as of April 7, 2026, to GRACEDAN CO., LIMITED to settle $15,600 of the principal of the Loan owed. On April 13, 2026, pursuant to the Agreement, the Company issued the Shares to Ms. Liu.

The execution and delivery of the Agreement and the issuance of the Shares were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended and Regulations S promulgated thereunder.

Regain Compliance with Nasdaq Listing Rule 5250(c)(1)

On July 9, 2025 the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that, because the Company had not yet filed its annual report on Form 20-F for the fiscal year ended December 31, 2024, the Company did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing.

The Company filed the annual report on Form 20-F for the fiscal year ended December 31, 2024 on September, 22 2025.

On September 23, 2025, the Company received a letter from Nasdaq notifying the Company that, based on the September 22, 2025 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Rule. Accordingly, the matter has been closed.

Regain Compliance with Nasdaq Bid Price Requirement

On October 3, 2025, Elong received notification from Nasdaq notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1), because the closing bid price of the Company’s Class A Ordinary Shares was below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the Notification Date, until April 1, 2026, to regain compliance with the minimum bid price requirement.

On January 12, 2026, the Company received a letter from Nasdaq notifying the Company that, the Staff has determined that for the last 10 consecutive business days, from December 26, 2025 to January 9, 2026, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1), and this matter has been closed.

Transfer to Nasdaq Capital Market and Regain Compliance of Market Value of Listed Securities and Market Value of Publicly Held Shares Requirements

On March 23, 2026, the Company submitted an application to the Nasdaq Stock Market LLC to transfer the listing of its Class A Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market, for strategic purposes. On March 30, 2026, the Nasdaq Listing Qualifications department approved the Company’s request to transfer the Company’s Class A Ordinary Shares from the Global Market to the Capital Market. The transfer took effect at the opening of business on April 1, 2026, without change to the current ticker symbol “ELPW” or CUSIP designation to the Company’s Class A Ordinary Shares.

Market Value of Listed Securities

On October 3, 2025, the Company received a letter from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the letter, the Company’s Market Value of Listed Securities was below the minimum of $50 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A). In accordance with Nasdaq listing rule 5810(c)(3)(C), the Company has 180 calendar days from the notification date, or until April 1, 2026, to regain compliance.

On April 1, 2026, the Company received a letter from Nasdaq notifying the Company that the Staff has determined that, as the Company’s securities were transferred to the Capital Market, the Company has regained compliance with Listing Rule 5550(b)(1), and this matter has been closed.

Market Value of Publicly Held Shares

On the October 3, 2025, the Company also received a letter from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the letter, the Company’s Market Value of Publicly Held Shares was below the minimum of $15 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). In accordance with Nasdaq listing rule 5810(c)(3)(D), the Company has 180 calendar days from the notification date, or until April 1, 2026, to regain compliance.

On April 1, 2026, the Company received a letter from Nasdaq notifying the Company that the Staff has determined that, as the Company’s securities were transferred to the Capital Market, the Company has regained compliance with Listing Rule 5550(a)(5), and this matter has been closed.

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

Regulations Relating to Electric Vehicle & Energy Storage System Lithium Battery Industries

There has been an intensive promulgation of regulations on electric vehicle batteries since 2013. Our business complies principally with a series of regulations on the new energy industry including the Conditions on the Regulation of Lithium-ion Battery Industry while regulations on the industry were gradually enhanced.

According to the Guiding Catalog for Industrial Restructuring (2011, revised in 2013 and 2024), which was promulgated by the NDRC on February 16, 2013 and was effective on May 1, 2013, all of Electric Vehicle & Energy Storage System Lithium-ion batteries, LFP for lithium-ion batteries and other cathode materials and lithium-ion battery automated production fell into the encouraged industries in the catalog and remain being encouraged according to the Guiding Catalog for Industrial Restructuring (2024) which was enacted on February 1, 2024.

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

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the PRC Company Law, which was amended and promulgated by the SCNPC on December 29, 2023 and came into effect on July 1, 2024 (the “Revised Company Law”). The Revised Company Law further stipulates on the establishment and dissolution of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and corporate social responsibility. FIEs shall also be governed by the Revised Company Law, with exceptions as specified in foreign investment laws.

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

None of Elong’s businesses conducted by its PRC subsidiaries are on the 2024 Negative List. Therefore, Elong is able to conduct its business through PRC subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

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

On January 12, 2017, the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Notice No. 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan and the outstanding cross-border financing of an enterprise shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing = the upper limit of risk weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 for enterprises, and the macro-prudential adjustment parameter shall be 1. The macro-prudential adjustment parameter was adjusted to 1.75 on January 13, 2025. Therefore, as of the date of this Annual Report, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 350% of its net assets. The PBOC Notice No. 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Notice No. 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Current Foreign Debt Mechanism, or (ii) the Risk-Weighted Approach. Under the PBOC Notice No. 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this Annual Report, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future, and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

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

Regulations Relating to Dividend Distributions

According to the PRC Company Law and PRC Foreign Investment Law, the PRC subsidiaries, as FIEs, are required to draw 10% of its after-tax profits each year, if any, to fund a statutory reserve, which may stop drawing its after-tax profits if the aggregate balance of the statutory reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the PRC EIT Law, which became effective in January 2008 with the latest amendment on December 29, 2018, the maximum tax rate for the withholding tax imposed on dividend payments from FIEs to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC EIT Law issued by the State Council on December 6, 2007 and was subsequently amended on April 23, 2019 and December 6, 2024. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, and certain requirements specified by PRC tax authorities are satisfied.

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

Regulations Related to Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of its activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

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

4.C. Organizational structure.

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Elong Power Holding Co., Limited	BVI	October 15, 2024	100%	Investment holding
Elong Power (Hong Kong) Holding Limited	Hong Kong	October 29, 2024	100%	Investment holding
Elong Power (Beijing) Co., Ltd.	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D
TMT Acquisition Corp	Cayman Islands	July 6, 2021	100%	Investment holding
TMT Merger Sub, Inc.	Cayman Islands	November 3, 2023	100%	Investment holding

4.D. Property, Plant and Equipment

Intellectual Property

As of the date of this annual report, we have a total of 6 registered trademarks and 9 registered patents in China, including 4 invention patents and 5 utility model patents.

Leased Property

As of the date of this annual report, we lease an office located at 3 Yan Jing Li Zhong Jie, Jiatai International Plaza, Block B, Room 2110-2114, Beijing, China 100025. The current lease will end on March 31, 2028. The annual rent is RMB827,848.47 (approximately $115,178.92).

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

A. Operating Results

The following management’s discussion and analysis (this “MD&A”) provides information concerning our financial condition and results of operations for the year ended December 31, 2025, 2024 and 2023 and should be read in conjunction with our audited consolidated financial statements and the related notes included in this Annual Report. All terms used herein and not otherwise defined shall have the meanings ascribed to them in the Annual Report.

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

Overview

Business Combination

On November 21, 2024, the Company completed a reverse recapitalization with TMT Acquisition Corp., becoming a Nasdaq-listed company, with Elong Power as the accounting acquirer. In connection with the transaction, up to 9,000,000 Class A ordinary shares (pre-reverse stock split) were subject to earnout based on revenue targets for 2024 and 2025. The Company did not achieve the required revenue targets, and accordingly such earnout shares were forfeited as of December 31, 2025.

Recent Developments

In May 2024, a subsidiary of Elong Power entered into an energy storage equipment sales agreement with Nengjian Henan Urban Construction Engineering Co., Ltd., with a total contract amount of RMB480,000,000 (approximately USD67.6 million), inclusive of tax. The project was originally expected to be delivered in 2025 but was postponed due to the customer’s pending government approvals. As of December 31, 2025, based on ongoing coordination with the customer, delivery is now expected to commence in June 2026. The Company will continue to monitor the progress of the government approval process to ensure smooth execution of the project.

In June 2024, a subsidiary of Elong entered into an energy storage equipment sales agreement with Beijing Xinyuanhengyuan Technology Development Co., Ltd., with an aggregate contract value of approximately RMB 80.5 million ($11.3 million) including tax. During 2025, the Company successfully completed the prototype qualification process with the customer. Following this technical validation, the Company commenced initial commercial deliveries, resulting in recognized revenue of $19,404 for the year ended December 31, 2025. This milestone confirms the product specifications and paves the way for subsequent procurement orders under the agreement

The Company effected a reverse stock split of 16-for-1 in December 2025 and an 80-for-1 reverse stock split in March 2026 to regain compliance with Nasdaq’s minimum bid price requirement and avoid potential delisting. In connection with these listing compliance efforts, the Company’s listing was transferred from the Nasdaq Global Market to the Nasdaq Capital Market in April 2026.

On December 15,2025, the Company initiated its disposal plan of Elong Power International Co, Limited and its subsidiaries (collectively referred to as the “Disposal Group”). On March 17, 2026, the Company completed the disposal of equity interests in the Disposal Group to WAY (Hong Kong) Limited, a non-affiliated third party, at a purchase price of $10,000. Based on the carrying value of the Disposal Group’s net liabilities as of the disposal date, the Company recognized an estimated gain on disposal of approximately $19.1 million as of the disposal date. The Disposal Group had a net liability position and incurred substantial operating losses for the years ended December 31, 2025 and 2024. This disposition is intended to streamline the Company’s business, reduce operating losses, and is expected to strengthen the Company’s working capital position in the year 2026.

In February 2026, the Company completed two rounds of financing and received net proceeds of approximately $13 million, after deducting underwriting discounts and estimated offering expenses.

Key Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the following factors.

Technology and Solutions

Following a strategic restructuring, Elong has transitioned to an asset-light, technology-driven business model. We have divested our non-core manufacturing assets and now leverage a flexible global supply chain through partnerships with original equipment manufacturers and original design manufacturers (collectively, “OEM/ODM partners”).

Our core competitiveness lies in our technical evaluation and integration capabilities. We focus on selecting OEM partners with advanced AI-driven energy storage solutions and integrating high-precision battery management system (“BMS”) technologies into our product portfolio. We do not develop these technologies ourselves but rely on our partners’ proven capabilities to deliver reliable, high-performance products to our customers. Our solutions are designed to meet the needs of high-value energy storage applications, primarily targeting overseas residential storage, overseas commercial and industrial (“C&I”) storage, and China’s grid-side energy storage markets.

Market Demand

Our revenue and profitability depend substantially on demand for high-power batteries and energy storage systems, driven by the robust growth of the new energy vehicle and energy storage markets. According to data from the China Association Automobile Manufacturers (CAAM), new energy vehicle sales in China reached 16.49 million units in 2025, representing a year-on-year increase of 28.2% (https://www.gov.cn/yaowen/liebiao/202601/content_7054738.htm?f_link_type=f_linkinlinenote&flow_extra=eyJkb2NfcG9zaXRpb24iOjAsImRvY19pZCI6IjY4ZDI3Nzk5NzVlZWI3YWUtZTdjODdhZGZjZDQwOGE4OSIsImlubGluZV9kaXNwbGF5X3Bvc2l0aW9uIjowfQ%3D%3D). Concurrently, the global energy storage market experienced explosive growth in 2025, driven by the global energy transition and the emergence of new demand scenarios such as AI data centers. This dual growth creates a favorable market environment for our lithium battery energy storage products.

Supply Capacity

Our growth depends on our ability to meet demand for our energy storage solutions through our global network of OEM/ODM partners. We actively manage our supply chain capabilities by aligning supply schedules with medium- and long-term market demand. We focus on strengthening supplier coordination to ensure product quality and on-time delivery, while simultaneously expanding our sales channels and customer base to support scalable growth.

Supply Chain and Cost Management

Our profitability is influenced by our ability to manage procurement costs from third-party suppliers, which are subject to market price fluctuations. We seek to mitigate cost pressures through strategic supplier negotiations, diversified sourcing arrangements, and appropriate pricing adjustments. As our sales volume increases, we anticipate improved cost efficiency driven by enhanced purchasing power and more favorable supply terms.

Regulatory Landscape

Elong’s business complies with PRC regulations on electric vehicle batteries and the new energy industry. Economic incentives for electric vehicle purchasers, tax credits for renewable energy projects, and penalties on automakers may affect market demand. As a battery distributor, our main environmental compliance focus is on product substance restrictions (such as bans on hazardous materials) and end-of-life battery recycling obligations. We rely on our suppliers to provide compliant products and monitor evolving recycling regulations.

Other Significant Factors

Our global operations are subject to risks arising from international trade policies, tariffs, and geopolitical tensions. Fluctuations in procurement costs, logistics availability, and foreign exchange rates may impact our supply chain efficiency and profitability. We actively monitor these factors and employ strategic sourcing and pricing adjustments to mitigate potential adverse effects.

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

Key Components of Results of Operations

(a) Revenues

Revenue is recognized at the point in time upon the customer’s acceptance of products, which is when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold. The Company is in the battery technology industry and generates its revenue from the battery trading business.

The Company provides a standard warranty on the products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products. The Company considers the standard warranty is not providing incremental service to customers rather than assurance to the quality of the products, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

(b) Cost of revenue

Cost of revenue includes the purchase cost of finished goods and related shipping and handling costs. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

(c) Selling, general and administrative expenses

Selling expenses consist primarily of employee salaries, and transportation cost as incurred.

General and administrative expenses consist primarily of employee salaries for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses.

(d) Share-based compensation to consultant

Share-based compensation to consultants represents non-cash charges for services provided by consultants, settled in the Company’s common stock.

(e) Other income (expenses)

Other income (expense) mainly consists of non-operational activities such as gain from debt forgiveness, gain on dissolution of a subsidiary, investment income and other miscellaneous items.

Results of Operations

On March 17, 2026, the Company completed the disposal of equity interests in Elong Power International Co, Limited and its subsidiaries (collectively referred to as the “Disposal Group”) to a non-affiliated third party at a purchase price of $10,000.

The Company determined that this disposal represents a strategic shift that has a significant effect on the entity’s operations and financial results. Consequently, the Disposal Group meets the criteria to be classified as a discontinued operation. The results of operations of the Disposal Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss, and the related assets and liabilities are reflected as “Assets and Liabilities held for sale associated with discontinued operation of ELPW” on the consolidated balance sheets for all periods presented.

Results of operations discussed herein relate to continuing operations, apart from the separately presented loss from discontinued operations. Cash flows and financial condition are discussed on a combined basis, including both continuing and discontinued operations, consistent with the presentation in the consolidated statements of cash flows.

The following table sets forth, for the periods indicated, statements of loss data:

	For the Years Ended December 31,		Change
	2025	2024	%
Revenues	$2,053,466	$-	N/A
Cost of revenues	(1,970,448)	-	N/A
Gross profit	83,018	-	N/A
Selling expenses	(26,146)	-	N/A
Provision for warranty liability	(82,139)	-	N/A
General and administrative expenses	(1,449,764)	(2,040,514)	(29)%
Share-based compensation to consultant	-	(9,000,000)	(100)%
Total operating expense	(1,558,049)	(11,040,514)	(86)%
Operating loss	(1,475,031)	(11,040,514)	(87)%
Interest income	47	36,422	(100)%
Interest expense	(469,624)	(2,203)	21,217%
Foreign currency exchange (loss) gains	(294,559)	153,712	(292)%
Other income, net	137,151	29,006	373%
Total non operating (expense) income, net	(626,985)	216,937	(389)%
Loss before income taxes	(2,102,016)	(10,823,577)	(81)%
Income tax expense	-	-	N/A
Net loss from continuing operations	(2,102,016)	(10,823,577)	(81)%
Net loss from discontinued operations of ELPW	(3,468,430)	(19,289,927)	(82)%
Net loss	$(5,570,446)	$(30,113,504)	(82)%

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Revenue was $2.05 million for the year ended December 31, 2025, compared to nil for the year ended December 31, 2024.

The Company’s revenue for the year ended December 31,2025 was primarily derived from the trading and sale of energy storage batteries, as part of its updated business strategy. No such revenue was generated for the year ended December 31, 2024. The Company has commenced new business operations and transitioned into a specialized developer and seller of lithium-battery energy storage systems since 2025. The Company is divesting non-core assets to adopt an asset-light model focused on AI-driven energy storage solutions, shifting from manufacturing to high-margin products and system integration.

Cost of Revenues

Cost of revenue was $1.97 million for the year ended December 31, 2025, compared to nil for the year ended December 31, 2024.

The increase was mainly due to the commencement of the Company’s battery trading business for the year ended December 31, 2025, which generated related product sales during the year. The $1.97 million cost of revenue primarily represents the procurement cost of battery energy storage system associated with the sales generated during the year. There were no such trading activities or related cost of revenues for the year ended December 31, 2024.

Gross Margin

The Company’s gross profit margin was 4% for the year ended December 31, 2025, reflecting the gross profit from its new energy storage battery trading business. In contrast, there were no costs of revenue for the year ended December 31, 2024, as this business activity had not yet commenced.

Selling Expenses

Selling expenses were approximately $0.03 million for the year ended December 31, 2025, compared to nil for the year ended December 31, 2024, primarily due to salaries of sales personnel and other general selling-related expenses incurred during the period.

Provision for Warranty Liability

Provision for warranty liability was approximately $0.08 million for the year ended December 31, 2025, compared to nil for the year ended December 31, 2024.

General and Administrative Expenses

General and administrative expenses were $1.45 million for the year ended December 31, 2025, compared to $2.0 million for the year ended December 31, 2024, primarily due to a decrease of $0.8 million in professional fees, partially offset by an increase of $0.2 million in staff costs for the year ended December 31,2025.

Share-based compensation to consultant

Share-based compensation to consultant was nil for the year ended December 31, 2025, compared to $9.0 million for the year ended December 31, 2024.

Operating Loss

As a result of the foregoing, we incurred an operating loss of $1.5 million for the year ended December 31, 2025, representing a decrease of 87% as compared to an operating loss of $11.0 million for the year ended December 31 2024

Non operating (expense) income, net

Total non operating expense, net was $0.63 million for the year ended December 31, 2025, compared to total non operating income, net of $0.22 million for the year ended December 31 2024. The change was primarily due to foreign exchange losses of $0.29 million (versus gains in financial year of 2024) and higher interest expense of $0.47 million related to related party and third party borrowings, partially offset by higher other income of $0.14 million. Lower interest income also contributed to the unfavorable variance.

Combined, the operating loss and net non operating expense resulted in a net loss from continuing operations of $2.1 million for for the year ended December 31, 2025, compared to $10.8 million for the year ended December 31, 2024.

Net loss from discontinued operations of ELPW

The loss from discontinued operations decreased significantly from approximately $19.3 million for the year ended December 31, 2024 to approximately $3.5 million for the year ended December 31, 2025. For further details regarding the components of loss from discontinued operations, refer to Note 3 to the audited consolidated financial statements. The change was primarily driven by the following movements in the operating results of the discontinued subsidiary:

●	General and administrative expenses decreased from $0.3 million for the year ended December 31, 2024 to $1.4 million for the year ended December 31, 2025, mainly due to lower personnel costs of $0.31 million, reduced legal and audit fees of $0.44 million, and decreased travel expenses of $0.12 million.
●	Depreciation and amortization expense decreased from $1.7 million for the year ended December 31, 2024 to $0.01 million for the year ended December 31, 2025. For the year ended December 31, 2024, the Company recognized a $10.4 million impairment provision on property, plant and equipment, which reduced the net book value of most fixed assets to below their residual values, resulting in little to no depreciation for the year ended December 31, 2025.
●	Provision for credit loss decreased from $2.8 million for the year ended December 31, 2024 to $0.4 million for the year ended December 31, 2025. The higher expense for the year ended December 31, 2024 resulted from significant receivables from key customers involved in litigation over battery quality issues, with reduced or ceased communications, leading to full allowances being recorded against certain high-risk balances.
●	Impairment of property, plant and equipment decreased from $10.4 million for the year ended December 31, 2024 to $0.5 million for the year ended December 31, 2025 .For the year ended December 31, 2024, management performed impairment testing based on external market quotations from equipment recyclers in connection with planned sales of certain used equipment, which indicated a significant deficiency in recoverable amount. The significantly lower charge for the year ended December 31, 2025 reflects fewer assets requiring material write-downs.

Net Loss

As a result of the foregoing, our net loss was approximately $5.6 million for the year ended December 31, 2025, as compared to a net loss of approximately $30.1 million for the year ended December 31, 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

	For the Years Ended December 31,		Change
	2024	2023	%
Revenues	$-	$-	N/A
Cost of revenues	-	-	N/A
Gross loss	-	-	N/A
Selling expenses	-	-	N/A
Provision for warranty liability	-	-	N/A
General and administrative expenses	(2,040,514)	-	N/A
Share-based compensation to consultant	(9,000,000)	-	N/A
Total operating expense	(11,040,514)	-	N/A
Operating loss	(11,040,514)	-	N/A
Interest income	36,422	-	N/A
Interest expense	(2,203)	-	N/A
Foreign currency exchange gains	153,712	-	N/A
Other income, net	29,006	-	N/A
Total non operating (expense) income, net	216,937	-	N/A
Loss before income taxes	(10,823,577)	-	N/A
Income tax expense	-	-	N/A
Net loss from continuing operations	(10,823,577)	-	N/A
Net loss from discontinued operations of ELPW	(19,289,927)	(7,446,001)	(159)%
Net loss	$(30,113,504)	$(7,446,001)	(304)%

Revenues and cost of revenues

We recognized no revenue and incurred no cost of revenue for the year ended December 31, 2024, consistent with for the year ended December 31, 2023. This was due to the Company’s focus on strategic restructuring and the discontinuation of former manufacturing operations during these periods.

Selling Expenses

We recognized no selling expenses or warranty expenses for the year ended December 31, 2024, consistent with for the year ended December 31, 2023. The Company’s current operating entity was not established until 2024, and no selling expenses were incurred in either period.

General and Administrative Expenses

General and administrative expenses were approximately $2.0 million for the year ended December 31, 2024, compared to nil for the year ended December 31, 2023.

Share-based compensation to consultant

Share-based compensation to consultant was $9.0 million for the year ended December 31, 2024, compared to nil for the year ended December 31, 2023.

Operating Loss

As a result of the foregoing, we incurred an operating loss of approximately $11.0 million for the year ended December 31, 2024, compared to an operating loss of nil for the year ended December 31, 2023.

Non operating (expense) income, net

Total non operating income, net was $0.22 million for the year ended December 31, 2024, compared to nil for the year ended December 31, 2023. The Company’s current operating entity was not established until 2024, and accordingly, interest income of $0.04 million, foreign currency exchange gains of $0.15 million, and other income of $0.03 million were recognized for the first time for the year ended December 31, 2024, with no such activity for the year ended December 31, 2023.

Net loss from discontinued operations of ELPW

The loss from discontinued operations increased significantly from approximately $7.4 million for the year ended December 31,2023, to approximately $19.3 million for the year ended December 31, 2024. For further details regarding the components of loss from discontinued operations, refer to Note 3 to the audited consolidated financial statements. The change was primarily driven by the following movements in the operating results of the discontinued subsidiary:

●	General and administrative expenses decreased from $2.6 million in 2023 to $1.4 million for the year ended December 31, 2024, mainly due to lower personnel costs of $0.6 million and reduced legal and audit fees of $0.7 million.
●	Provision for credit loss increased from $0.3 million for the year ended December 31,2023 to $2.8 million for the year ended December 31, 2024. The higher expense for the year ended December 31, 2024 resulted from significant receivables from key customers involved in litigation over battery quality issues, with reduced or ceased communications, leading to full allowances being recorded against certain high-risk balances.
●	Impairment of property, plant and equipment increased from nil for the year ended December 31,2023 to $10.4 million for the year ended December 31, 2024. During 2024, in connection with the expected sale of a batch of used equipment for the year ended December 31, 2025, management performed impairment testing by obtaining formal quotations from multiple professional equipment recyclers and suppliers. Based on those market quotations, the net realizable value of the equipment was estimated to be lower than its carrying value, which resulted in the recognition of material asset impairment during the year.

Net Loss

As a result of the foregoing, our net loss was approximately $30.1 million for the year ended December 31, 2024, as compared to a net loss of approximately $7.4 million for the year ended December 31,2023.

B. Liquidity and Capital Resources

In accordance with the ASC 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, (“ASC 205-40”), we have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company incurred a net loss of approximately $2.1 million from continuing operations and of approximately $3.5 million from discontinued operations, a total net loss $5.6 million; with negative operating cash flows of approximately $2.7 million and as of December 31, 2025, it had a working capital deficit of $14.0 million, shareholders’ deficit of $22.7 million and its accumulated deficit was $74.5 million.

The Company has funded its operations and capital needs primarily through the net proceeds received from capital contributions and borrowings from related parties and other unrelated sources. For more information, please see Note 9, Short Term Loans-Unrelated Parties, Note 15, Related Party Balances and Transactions, in the audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023.

However, management has successfully executed a series of strategic initiatives in early 2026 to alleviate these concerns and secure the Company’s liquidity:

●	In March 2026, the Company completed the disposal of equity interests in Elong Power International Co., Limited and its subsidiaries to a non-affiliated third party for a purchase price of $10,000. The Disposal Group represented the loss-making battery manufacturing business, which had continuously generated operating losses. After the disposal, the Company is expected to strengthen the Company’s working capital position in 2026.

●	In February 2026, the Company completed two rounds of financing and received net proceeds of approximately $13 million, after deducting underwriting discount, expenses and other expenses payable by the Company.

●	The Company has commenced new business operations and transitioned into a specialized developer and seller of lithium-battery energy storage systems since 2025. The Company is divesting non-core assets to adopt an asset-light model focused on AI-driven energy storage solutions, shifting from manufacturing to high-margin products and system integration.

As of December 31, 2025, the Company maintained a minimum cash balance. To address this, management has implemented measures to control operating expenses. Combined with the net proceeds of approximately $13 million, after deducting underwriting discount, expenses and other expenses payable by the Company, received in February 2026, the Company believes it has sufficient liquidity to fund operations and working capital needs for at least twelve months from the issuance date of this report.

Based on the aforementioned liquidity plan, the Company is able to meet its payment obligations as they fall due within the next twelve months. Accordingly, the consolidated financial statements for the year ended December 31, 2025, have been prepared on a going concern basis.

Cash Flows Summary

The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities for the periods stated below:

	For the Years Ended December 31,
	2025	2024	2023
Net cash used in operating activities	$(2,664,540)	$(2,823,640)	$(5,693,128)
Net cash used in investing activities	(160,911)	(7,775,976)	(548,931)
Net cash provided by financing activities	3,098,155	10,595,838	6,369,570

Cash Flows from Operating Activities

Net cash used in operating activities was approximately $2.7 million for the year ended December 31, 2025, compared to approximately $2.8 million for the same period in 2024. Adjustments included non-cash items such as provision for inventory of $0.3 million, amortization of operating and finance right-of-use assets of $1.6 million, impairment of property, plant and equipment of $0.5 million, and provision for allowance for credit losses of $0.4 million. In terms of working capital changes, cash outflows were driven by an increase in accounts receivable of $1.0 million. This was partially offset by cash inflows from a decrease in inventories of $1.2 million and an increase in contract liabilities of $1.8 million. Additionally, an increase in accounts and notes payable provided $0.9 million of cash inflow, while decreases in product warranty liability and accrued expenses and other current liabilities resulted in cash outflows of $0.3 million and $0.4 million, respectively, leading to a net insignificant impact.

Net cash used in operating activities was $2.8 million for year ended December 31, 2024, compared to $5.7 million net cash used in operating activities for year ended December 31, 2023. The negative cash flow from operation for year ended December 31, 2024 was primarily due to i) net loss of $30.1 million, provision for inventory of $0.5 million, reversal for warranty liability of $0.7 million, increase in accounts receivable of 0.3 million, accounts and notes payable of $0.07 million, and product warranty liability of $0.2 million, partially offset by ii) provision for losses on accounts receivable of $2.8 million, depreciation and amortization expense of $1.7 million, impairment of Property, plant and equipment of $10.4 million, amortization of operating and finance right-of-use assets of $1.6 million, share-based compensation to consultant of $9.0 million. iii) decrease in inventories of $0.9 million, long term accounts receivable of $0.4 million and increase in contract liabilities of $0.1 million, accrued expenses and other current liabilities of $1.6 million.

Net cash used in operating activities was $5.7 million for year ended December 31, 2023. The negative cash flow from operation for year ended December 31, 2023 was primarily due to i) net loss of $7.4 million, reversal $0.3 million in credit loss for accounts receivable, decrease in accounts and notes payable of $1.9 million, contract liabilities of $1.6 million and product warranty liability of $1.3 million, partially offset by ii) provision for inventory of $0.2 million, depreciation and amortization expense of $1.4 million, amortization of operating and finance right-of-use assets of $1.6 million, iii) decrease in notes receivable of $0.6 million, accounts receivable - current of $0.5 million, inventory of $1.3 million, and long term accounts receivable of $0.6 million.

Cash Flows from Investing Activities

Net cash used in investing activities was approximately $0.2 million for the year ended December 31, 2025, representing a significant decrease from approximately $7.8 million for the year ended December 31, 2024. For year ended December 31, 2024 was mainly due to the placement of short-term investments of $7.0 million and issuance of promissory note receivable of $0.8 million. While for the year ended December 31,2025 was mainly attributable to the purchase of property, plant and equipment amounting to $0.2 million.

Net cash used in investing activities was approximately $7.8 million for year ended December 31, 2024, compared to approximately $0.5 million used in investing activities for the year ended December 31, 2023. The negative cash flow from investing activities for year ended December 31, 2024 was mainly due to the placement of short-term investments of $7.0 million and issuance of promissory note receivable of $0.8 million.

Net cash used in investing activities was approximately $0.5 million for year ended December 31, 2023. The negative cash flow from investing activities for year ended December 31, 2023 was mainly due to the $0.5 million cash used in purchasing of fixed assets.

Cash Flows from Financing Activities

Net cash provided by financing activities was approximately $3.1 million for the year ended December 31, 2025, compared to approximately $10.6 million for the year ended December 31, 2024. The positive cash flow from financing activities for the year ended December 31, 2025 was mainly due to (i) proceeds of $2.9 million from third-party borrowings and $1.5 million from related party borrowings, partially offset by (ii) repayments of $1.3 million to third-party lenders.

Net cash provided by financing activities was approximately $10.6 million for the year ended December 31, 2024, compared to approximately $6.4 million for the year ended December 31, 2023. The positive cash flow from financing activities for the year ended December 31, 2024 was mainly due to proceeds of $4.4 million from third-party borrowings and $7.0 million from PIPE financing, partially offset by repayments of $0.5 million to third-party borrowings and $0.2 million to loans payable with pledged assets.

Net cash provided by financing activities was approximately $6.4 million for year ended December 31, 2023, compared to approximately $4.2 million net cash provided by financing activities for the year ended December 31, 2022. The positive cash flow from financing activities for year ended December 31, 2023 was mainly due to i) $4.2 million capital injection from share capital shareholders, $2.0 million proceeds from borrowings from third parties, $0.6 million proceeds from borrowings from related parties, $1.0 million proceed from loan payable with pledged assets, partially offset by ii) repayment of $0.7 million to bank borrowings, $0.5 million to third party borrowings and $0.2 million to loan payable with pledged assets.

The majority of the Company’s revenues and expenses were denominated primarily in Renminbi (“RMB”), the currency of the People’s Republic of China. There is no assurance that exchange rates between the RMB and the U.S. Dollar will remain stable.

Commitments And Contingencies

Our future capital requirements will depend on many factors, including, but not limited to funding inventory procurement and product sourcing and for general working capital. If the proceeds from the Business Combination are not sufficient to cover our planned expansions and our general working capital needs, we may need to raise additional capital. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses or technologies. We may need to seek additional equity or debt financing in order to meet these future capital requirements. Debt or preferred stock financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or issue additional preferred stock, and may contain other terms that are not favorable to us or our stockholders. Additional equity financing may result in substantial dilution to our existing stockholders. If we are unable to raise additional capital when desired, or on terms that are acceptable to us, we may have to delay product development and other initiatives and our business, financial condition and results of operations could be adversely affected.

There are no material off-balance sheet arrangements other than those described below.

Lease Commitments

The total future minimum lease payments of property management fee and short-term lease under the non-cancellable operating lease with respect to the office as of December 31, 2025 are payable as follows:

Lease Commitments
Within 1 year	-
2-5 years	176,981
Total	$176,981

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

All related liabilities and estimated losses associated with such legal proceedings have been classified under liabilities held for sale associated with discontinued operation of ELPW and loss from discontinued operations of ELPW.

For detailed information, see Note 19, Commitments and Contingencies – (ii) Litigation, in the notes to the audited consolidated financial statements as of December 31, 2025.

Related Party Transactions

For detailed related party transactions incurred during the years ended December 31, 2025 and 2024, please see Note 15, Related party balances and transactions, in the notes to the audited consolidated financial statements as of December 31, 2025 and 2024.

Off Balance Sheet Arrangements

During the years ended December 31, 2025 and 2024, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Holding Company Structure

The Company is a holding company with no material operations of its own. We conduct our business primarily through our single PRC subsidiary, which operates on a trading basis. As a result, our ability to pay dividends depends significantly upon dividends paid by this PRC subsidiary. Our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiary may allocate a portion of its after-tax profits to other discretionary funds at its discretion. These reserve and discretionary funds are not distributable as cash dividends. Furthermore, any remittance of dividends by our PRC subsidiary is subject to examination by banks designated by the State Administration of Foreign Exchange (“SAFE”). Given the Company’s accumulated deficit and the financial position as of December 31, 2025, our PRC subsidiary has not paid dividends and is not expected to be able to pay dividends in the foreseeable future. This is because it must first generate sufficient accumulated profits to offset prior losses and meet the requirements for statutory reserve funds before any distribution can be made.

Inflation

According to the National Bureau of Statistics of China, the Consumer Price Index (CPI) remained stable in 2025, with a year-over-year increase of 0.0% for the full year, following increases of 0.2% in both 2024 and 2023. The stable price level in 2025 was primarily driven by sufficient supply in food and energy sectors, which offset a moderate increase of 0.7% in core CPI (excluding food and energy). Historically, we have been materially affected by inflation in inventories, and we may be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee salaries and inventory purchase prices, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of short-term investments and inventories, high inflation could significantly reduce the real value of these assets. We do not employ hedging instruments to mitigate inflation risks in China.

Recent Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2- Significant Accounting Policy-(bb) Recent accounting pronouncements not yet adopted to our audited consolidated financial statements for the years ended December 31, 2025 and 2024.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2025 and 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relate to the ongoing enhancement of our financial reporting and IT control environment to support the Company’s growth and increasing complexity of transactions.

To remedy identified material weaknesses, we have implemented the below measures:

●	We have expanded our accounting and SEC reporting team with qualified professionals possessing relevant expertise in U.S. GAAP and SEC reporting requirements. The team continues to strengthen its professional capabilities through practical experience, and is capable of performing complex accounting treatments and preparing SEC filings in the ordinary course of business; and;

●	We have implemented a comprehensive office automation system with formal approval workflows covering key financial processes, strengthening authorization controls and IT governance.

We believe the remediation measures have substantially addressed the identified material weakness. While we will continue to refine our internal controls as our business evolves, we do not expect the weakness to materially affect the reliability of our consolidated financial statements.

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

Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include but not limited to the recognition and measurement of revenue and related cost of sales, the carrying value of accounts receivable, lease, and the valuation allowance for deferred tax assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Revenue

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

The core principle is that the Company recognizes revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled. This principle is centered on the transfer of control of the promised goods to the customer—revenue is recognized when the customer obtains control, rather than when the risks and rewards of ownership are transferred. Control refers to the ability to direct the use of the asset and obtain substantially all of the remaining benefits from it, including the ability to prevent other entities from directing its use or obtaining its benefits.

The Company primarily engages in trading activities, specialising in the sale of energy storage batteries. The Company generates revenue from sales of battery packs, battery cells, lithium battery energy storage system complete equipment and supporting accessories through sales contract including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company also identifies only one performance obligation in the contract which is to deliver battery energy storage system.

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

The Company provides a standard warranty on its products, which is not sold separately and does not constitute a separate performance obligation. The warranty period generally ranges from one to five years (or a minimum of 6,000 charge discharge cycles). The estimated warranty costs are accrued at the time revenue is recognized.

Product Warranty

The Company provides standard warranties on its products sold, with terms generally ranging from one to five years (or a minimum of 6,000 charge-discharge cycles). The recognition of the associated warranty liability requires management to make significant estimates regarding expected future repair or replacement costs. These estimates are derived from historical claim data, projected product failure rates, and other relevant information available at the time of revenue recognition. Due to the inherent uncertainty in predicting future events, actual warranty claims may differ materially from these estimates, particularly for new products with limited historical performance data.

Recent Accounting Pronouncements

There were no newly adopted accounting pronouncements during the year ended December 31, 2025 that had a material impact on the Company’s consolidated financial statements. Management does not expect any recently issued but not yet adopted accounting standards to have a material impact upon future adoption.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth certain information relating to the executive officers and directors of the Company as of the date of this Report.

Name	Age	Position Held
Xiaodan Liu	48	Chief Executive Officer and Chairwoman of the Board of Directors
Zhaohui Yang	60	Executive Director
Wei Zou	56	Chief Financial Officer
Tung Kok Keow	56	Independent Director
Kebo Qin	54	Independent Director
Weijun Wang	58	Independent Director

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

Elong Executive Officer and Director Compensation

The aggregate cash compensation accrued to Elong’s directors and executive officers who were employed in 2025 and 2024 was $234,000, and $59,155, respectively, which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Authorized Shares; Lapsed Awards

The maximum number of shares that may be issued or transferred pursuant to awards under the Equity Incentive Plan, all of which may be subject to incentive stock option treatment, is 6,250 Class A Ordinary Shares. On the first day of each fiscal year of Elong during the term of the Equity Incentive Plan commencing on the first year following the Closing, the number of shares of shares that may be issued under the Equity Incentive Plan will automatically increase by a number of Class A Ordinary Shares such that the number of shares that may be issued under the Equity Incentive Plan shall equal 5% of the Ordinary Shares outstanding as of the last day of the preceding fiscal year. The aggregate number of Shares that may be issued with respect to any Incentive Share Option shall not exceed the maximum number of shares authorized under the Equity Incentive Plan.

If any outstanding award under the Equity Incentive Plan expires, is forfeited or is cancelled, in whole or in part, then the number of shares subject to the Equity Incentive Plan shall be increased by the portion of such awards so forfeited, expired or cancelled and such forfeited, expired or cancelled shares may again be awarded under the Equity Incentive Plan. Shares tendered in payment of the exercise price or withholding taxes with respect to an award shall not become, or again be, available for awards under the Equity Incentive Plan. The grant of awards that may not be satisfied by issuance of shares shall not count against the maximum number of Ordinary Shares subject to the Equity Incentive Plan; however, shares attributable to awards that may be satisfied either by the issuance of shares or by cash or other consideration shall be counted against the maximum number of Ordinary Shares that may be issued under the Equity Incentive Plan. If Ordinary Shares issued in connection with any award granted under the Equity Incentive Plan shall be repurchased by Elong, in whole or in part, then the number of Ordinary Shares subject to the Equity Incentive Plan shall not be increased by that portion of the shares repurchased by Elong, and such repurchased shares may not again be awarded pursuant to the provisions of the Equity Incentive Plan.

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

Stock Options. A stock option is the right to purchase Ordinary Shares at a future date at a specified price per share generally equal to, but not less than, the fair market value of a share on the date of grant. An option may either be an Incentive Stock Option (“ISO”) or a non-qualified stock option. ISO benefits are taxed differently from non-qualified stock options, as described under “Federal Income Tax Treatment of Awards under the Equity Incentive Plan,” below. ISOs also are subject to more restrictive terms and are limited in amount by the Code and the Equity Incentive Plan. Full payment for shares purchased on the exercise of any option must be made at the time of such exercise in a manner approved by the Administrator.

SARs. A SAR is the right to receive payment of an amount equal to the excess of the fair market value of an Ordinary Share on the date of exercise of the SAR over the base price of the SAR. The base price will be established by the Administrator at the time of grant of the SAR, but will not be less than the fair market value of a Ordinary Share on the date of grant. SARs may be granted in connection with other awards or independently.

Restricted Shares. A restricted share award is typically for a fixed number of Ordinary Shares, subject to restrictions. The Administrator specifies the price, if any, the participant must pay for such shares, the duration of the restriction period and the conditions under which the shares may be forfeited. The Administrator may waive any restriction period and any other conditions under appropriate circumstances (such as death or disability). Generally, during the restriction period, the participant will have all of the rights of a shareholder with respect to the restricted shares, including the right to vote the shares of restricted stock and to receive dividends, provided that any such dividends will be subject to the same restrictions and other conditions as the restricted shares.

Restricted Share Units. Restricted share units represent unfunded, unsecured rights to receive Ordinary Shares or cash equal to the fair market value of Ordinary Shares, or any combination thereof, as provided in the applicable award agreement. Prior to the settlement of an award of restricted share units and the receipt of shares, if any, the participant will not have any rights as a shareholder with respect to such shares.

Other Awards. The Administrator may also grant other forms of awards based upon, payable in or otherwise related to, in whole or in part, Ordinary Shares, if the Administrator, in its sole discretion, determines that such other form of award is consistent with the purposes of the Equity Incentive Plan. The terms and conditions of any such other form of award will be set forth in an applicable award agreement.

Transfer Restrictions

Subject to certain exceptions, awards under the Equity Incentive Plan are not transferable by the recipient other than by will or the laws of descent and distribution, and are generally exercisable during the recipient’s lifetime only by him or her.

Adjustments or Changes in Capitalization

In the event of any change in the outstanding Ordinary Shares by reason of a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar corporate transaction not involving the receipt of consideration by Elong, the aggregate number of Ordinary Shares available under the Equity Incentive Plan or subject to outstanding awards (including the exercise price of any awards) will be adjusted as the Administrator deems necessary or appropriate.

Change in Control

Upon a change in control of Elong, unless the Administrator determines otherwise, the vesting of all outstanding awards under the Equity Incentive Plan will fully accelerate, and in the case of options or stock appreciation rights, will become immediately exercisable. Upon a change in control where Elong is not the surviving corporation (or survives only as a subsidiary), unless the Administrator determines otherwise, all outstanding stock options and SARs that are not exercised will be assumed by, or replaced with comparable options or rights, by the surviving corporation. Alternatively, the Administrator may also (i) require participants to surrender their outstanding stock options and SARs in exchange for payment by Elong in cash or Ordinary Shares in an amount equal to the amount by which the then fair market value of the Ordinary Shares subject to unexercised stock options and SARs exceeds the exercise price of the stock options or fair market value of the SARs on the award date, as applicable or (ii) after giving participants an opportunity to exercise outstanding stock options and SARs, terminate any or all unexercised stock options and SARs.

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

Securities Registration

Elong has filed with the SEC a registration statement on Form S-8 covering the Ordinary Shares issuable under the Equity Incentive Plan on April 21, 2025. As the date of this Annual Report, the total number of Ordinary Shares reserved and available for issuance under the Plan shall be 8,000,000 Ordinary Shares, subject to adjustment. The Ordinary Shares reserved may consist, in whole or in part, of authorized and unissued shares or treasury shares.

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

Director Independence

The Class A Ordinary Shares are listed on the Nasdaq Stock Market. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

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

Code of Ethics

Elong will have a new code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics are available on Elong’s corporate website at http://elongpower.com. The information on any of Elong’s websites is deemed not to be incorporated in this annual report or to be part of this annual report.

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

6.D. Employees

As of December 31, 2025, we had 30 full-time employees, including 5 R&D personnel, 10 operations/supply chain personnel, 8 sales, marketing, and after-sales personnel, and 7 comprehensive and management personnel. Our employees are located in the U.S., Hong Kong, China, and Beijing, China.

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

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the date of this annual report, by:

●	each person who is expected to be the beneficial owner of more than 5% of the Ordinary Shares;

●	each executive officer and director of Elong; and

●	all the expected executive officers and directors of Elong as a group.

The calculations of the percentage of beneficial ownership are based on 1,417,304 Ordinary Shares issued and outstanding as of the date of this annual report, consisting of 1,412,789 Class A Ordinary Shares and 14,515 Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has two hundred (200) votes.

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

Name and Address of Beneficial Owners	Number of Class A Ordinary Shares	Percentage of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of Class B Ordinary Shares	Total Voting Percentage
Executive Officers and Directors(1):
Xiaodan Liu	7,032	0.5%	14,515	100%	67.4%
Zhaohui Yang	-	-	-	-	-
Wei Zou	-	-	-	-	-
Tung Kok Keow	-	-	-	-	-
Kebo Qin	-	-	-	-	-
Weijun Wang	-	-	-	-	-
All Directors and Executive Officers as a Group (6 Individuals)	7,032	0.5%	14,515	100%	67.4%
Greater than 5% Holders:	-	-	-	-	-

(1)	Unless otherwise noted, the business address of each shareholder is Gushan Standard Factory Building Project, Ganzhou New Energy Vehicle Technology City, located at West Gushan Road and North Xingguang Road, Ganzhou City, Jiangxi Province, 341000, PRC.

(2)	The beneficial ownership of Xiaodan Liu (“Ms. Liu”) consists of 7,032 Class A Ordinary Shares and 14,515 Class B Ordinary Shares held by GRACEDAN CO., LIMITED, a company incorporated under the laws of the Cayman Islands. Xiaodan Liu has the sole voting and dispositive power of and is deemed the beneficial owner of the 7,032 Class A Ordinary Shares and 14,515 Class B Ordinary Shares held by GRACEDAN CO., LIMITED.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

The principal related parties with which the Company had transactions for the years ended December 31, 2025 and 2024 presented are as follows:

a) Related Parties

Name	Relationship with the Company
Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”)	Afficilate of non-controlling interest shareholder
Huizhou Highpower Technology Co., Ltd. (“Huizhou High power”)	Afficilate of non-controlling interest shareholder
Ms. Xiaodan Liu	CEO of Elong Power

b) Related party transactions

The following table consists of the purchases that have been entered into with related parties:

	For the Years Ended December 31,
	2025	2024	2023
Lease from a related party
–Ms. Xiaodan Liu	$4,174	$55,588	$-

The following table consists of the financing that have been entered into with related parties:

		For the Years Ended Decem 31,
	Note	2025	2024	2023
Proceeds from related parties
– Ms. Xiaodan Liu		$1,380,396	$-	$-

c) Short-term loans payable to related parties

	Note	As of December 31, 2025	As of December 31, 2024
Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”)	(a)	$428,994	$-
Huizhou Highpower Technology Co., Ltd. (“Huizhou Highpower”)	(a)	142,998	-
Ms.Xiaodan Liu	(b)	1,458,374	-
Total		$2,030,366	$-

(a)	On October 30, 2023, Huizhou Jingyang entered into two one-year loans with its related parties Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”) and Huizhou Highpower Technology Co., Ltd. (“Huizhou Highpower”) of RMB 3 million ($0.4 million) and RMB 1 million ($0.1 million), respectively, both bearing zero interest rate. During the year ended December 31, 2024, the loans have been extended to October 20, 2025 and November 8, 2025, respectively. These loans were recorded under current liabilities of discontinued operations as at December 31, 2024.

In 2025, Huizhou Jingyang transferred its debt of RMB 3million and RMB1 million owned to Beijing Xinlongmai and Huizhou Highpower, respectively, to Elong Beijing under same terms. As of December 31, 2025 and 2024, the Company had outstanding borrowings of $428,994 and nil from Beijing Xinlongmai, respectively. As of December 31, 2025 and 2024, the Company had outstanding borrowings of $142,998 and nil from Huizhou Highpower, respectively.

(b)	On April 11, 2025, the Company obtained aggregate borrowings of RMB9.3 million ($1,380,396) from Ms. Xiaodan Liu, bearing interest at 8% per annum and due on April 10, 2026.

In 2025, Jingyang HK borrowed RMB0.8 million ($117,076) from Ms. Xiaodan Liu, bearing interest at 8% per annum and payable on demand. On December 31, 2025 Jingyang HK transferred its debt of RMB0.8 million ($117,076) owed to Ms. Xiaodan Liu and related interest payable to ELPW under same terms.

The Company had outstanding borrowings of $1,458,347 and nil from Ms. Xiaodan Liu as of December 31, 2025 and 2024, respectively. The outstanding balance as of December 31, 2025 consists of a term loan of $117,076 due on April 10, 2026 and a loan of $1,380,396 payable on demand with no fixed maturity. Both borrowings bear interest at a rate of 8% per annum. The accrued interest payable related to the borrowings from Ms. Xiaodan Liu was $75,060 and nil, respectively. On April 13, 2026,the Company issued 10,000 Class B ordinary shares with valued at $1.56 per share to settle $15,600 of the principal of the loan to Ms.Xiaodan Liu. The Company also settled the principal of 1,303,581 together with accrued interest in April, 2026

During years ended December 31, 2025 and 2024 interest expense of $75,060 and nil was incurred on the Company’s borrowings from related parties, respectively.

d) Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	Relationship	As of December 31, 2025	As of December 31, 2024	Note
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	71,499	68,500	Lease Deposit
Total		$71,499	$68,500

As of December 31, 2025 and 2024, the Company had security deposits of $71,499 and $68,500, respectively, due from Ms. Xiaodan Liu related to a vehicle lease. The initial vehicle lease term was from September 1, 2024, to August 31, 2025, and the lease was extended through August 31, 2026.

e) Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	Relationship	As of December 31, 2025	As of December 31, 2024	Note
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	4,713	1,118	Payable for employee reimbursement
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	-	54,800	Payable for the lease of a vehicle
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	75,060	-	Interest payable
Total		$79,773	$55,918

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

As of the date of this annual report, neither Elong nor any of Elong’s current subsidiaries is a party to, nor are we aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

In March 2026, Elong sold 100% equity interest in Elong BVI to a non-affiliated third party (the “Buyer”) at a purchase price of $10,000. The sale of Elong BVI includes the sale of its subsidiaries, Elong Power (Hong Kong) International Limited, Elong Power (Ganzhou) Co., Ltd., Huizhou Jingyang Energy Technology Co., Ltd. (formerly known as Huizhou City Yipeng Energy Technology Co., Ltd), Ganzhou Zhangyang Energy Technology Co., Ltd. (formerly known as Ganzhou Yipeng Energy & Technology Co., Ltd.) and Zibo Jingyang New Energy Technology Co., Ltd. (formerly known as Zibo Yipeng Energy & Technology Co., Ltd.). Elong BVI’s subsidiaries are subject to legal proceedings. For detailed information, see Note 19, Commitments and Contingencies – (ii) Litigation, in the notes to the audited consolidated financial statements as of December 31, 2025.

Dividend Policy

We have not paid any cash or other dividends to date. The payment of cash dividends will be dependent upon our revenues and earnings, if any, capital requirements, regulatory restrictions, restrictions imposed by any debt obligations and general financial condition. Our Board has discretion on whether to distribute dividends, subject to certain requirements under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium or distributable capital reserve resulting from contributed surplus, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay our debts as they fall due in the ordinary course of business. We intend to retain future earnings, if any, to finance the expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future.

In addition, we are a holding company with no material operations of our own. We conduct our operations through the PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by the PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds and PRC safety production reserve at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

8.B. Significant Changes

A discussion of significant changes since December 31, 2025 is provided under Item 4 of this Report. Except as disclosed elsewhere in this Report, we have not experienced any significant changes since December 31, 2025.

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

10.B. Memorandum and articles of association

The following description of the material terms of the share capital of Elong includes a summary of specified provisions of the fifth amended and restated memorandum and articles of association of Elong (referred to as “Elong’s M&A”). In this section, the terms “Elong,” “we,” “our” or “us” refer to Elong Power Holding Limited, and all capitalized terms used in this section are as defined in Elong’s M&A, unless elsewhere defined herein.

Elong is a Cayman Islands exempted company and its affairs will be governed by the Elong’s M&A, the Companies Act (Revised) of the Cayman Islands (referred to as the “Cayman Companies Act”), and the common law of the Cayman Islands.

The authorized share capital of the Company is US$240,000,000 divided into 18,750,000,000 ordinary shares of a par value of US$0.0128 each, comprising 15,000,000,000 Class A Ordinary Shares of a par value of US$0.0128 each and 3,750,000,000 Class B Ordinary Shares of a par value of US$0.0128 each.

As of the date of this annual report, Elong has 1,412,789 Class A Ordinary Shares and 14,515 Class B Ordinary Shares issued and outstanding.

The following includes a summary of the material provisions of Elong’s M&A and of the Cayman Companies Act in so far as they relate to the material terms of the Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of Elong’s M&A, a copy of which is filed as an exhibit to this annual report.

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

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B Ordinary Share shall entitle the holder thereof to two hundred (200) votes on all matters subject to vote at our general meetings. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

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

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

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

In addition, without (A) the consent in writing of the holders of more than one-half of the issued Class A Ordinary Shares and the holders of more than one-half of the issued Class B Ordinary Shares, or (B) the sanction of an ordinary resolution passed at a separate meeting of the holders of the Class A Ordinary Shares and of an ordinary resolution passed at a separate meeting of the holders of the Class B Ordinary Shares, each voting separately, no dividend or other distribution payable in Elong shares or rights to acquire Elong shares, and no division or combination of Elong shares, shall be effected that changes the relative voting power of the holders of the Class A Ordinary Shares, as a whole, compared to the holders of the Class B Ordinary Shares, as a whole.

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

Anti-Takeover Provisions

Some provisions of Elong’s M&A may discourage, delay or prevent a change of control of us or management that shareholders may consider favorable, including provisions that:

●	establish a dual class structure comprised of Class A Ordinary Shares and Class B Ordinary Shares and entitle the holder of each Class B Ordinary Share to two hundred (200) votes on all matters subject to vote at our general meetings;

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without the approval of our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Enforceability of Civil Liability under Cayman Islands Law

We have been advised by Appleby that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us or our directors or officers judgments of courts of the United States that are predicated upon certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction, without retrial on of the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

10.C. Material contracts

Material Contracts Relating to the Business Combination

Business Combination Agreement

On December 1, 2023, TMT Acquisition Corp (“TMT”), TMT Merger Sub Inc. and Elong entered into an Agreement and Plan of Merger, and on February 29, 2024, TMT, Elong and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger (the “Business Combination Agreement”). As a result of the Business Combination, Merger Sub merged into TMT, with TMT surviving as a wholly owned subsidiary of Elong. At closing of the Business Combination, each ordinary share of TMT was automatically converted into one Class A ordinary share of Elong, while each right was automatically converted into 2/10 of one Class A ordinary share of Elong and each unit, consisting of one ordinary share of TMT and one right, was automatically converted to one and 2/10 of one Class A ordinary share of Elong.

Related Agreements

Elong Warrants

In November 2023, Elong issued warrants to purchase up to 82,368 Class A ordinary shares and the holders of warrants exercised all of their warrants into 28,775 Class A ordinary shares on October 29, 2024 upon the completion of the consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any governmental authority in PRC in connection with an overseas direct investment on September 11, 2024.

Earnout Shares

7,032 Class A ordinary shares (the “Earnout Escrow Shares”) otherwise issuable to Elong shareholders are set aside in escrow until released upon the satisfaction of certain financial milestones below:

(a) If, for the fiscal year of Elong ending December 31, 2025, Elong has revenue, determined in accordance GAAP, as applicable, in a manner consistent with the Company’s past practice, equal to or greater than $251.5 million, Elong shall issue to the Earnout Shareholder, an aggregate of 3,516 Earnout Shares.

(b) In the event that Elong (i) fails to meet the revenue target for the fiscal year ending December 31, 2024 but meets the revenue target for the fiscal year ending December 31, 2025 or (ii) meets the revenue target for the fiscal year ending December 31, 2024 but fails to meet the revenue target for the fiscal year ending December 31, 2025 and, in either case, the combined revenues for fiscal year 2024 and 2025 are equal to or greater than $399.4 million, Elong shall issue to the Earnout Shareholder the full 7,032 Earnout Shares as if both individual revenue targets had been met.

The Company failed to meet the individual revenue targets for the years ended December 31, 2025, and 2024, respectively, and did not achieve the combined revenue target of $399.4 million for the two-year period. Accordingly, the 7,032 Earnout Escrow Shares were forfeited and are no longer contingently issuable as of December 31, 2025. These shares remain in the escrow account pending final administrative cancellation or release.

Finder Shares

As a result of the Merger, 703 Class A ordinary shares was issued to Ever Talent Consultants Limited for its services in connection with the Business Combination. On April 21, 2023, TMT signed an engagement letter with Ever Talent Consultants Limited, pursuant to which Ever Talent is entitled to receive the shares upon the closing of the Business Combination.

PIPE

In connection with the Business Combination, Elong consummated the PIPE Financing (as defined below), pursuant to a subscription agreement entered into by Elong and an accredited investor (the “PIPE Investor”) prior to the Closing, which provided for the purchase by the PIPE Investor of $7,000,000 in Elong Class A Ordinary Shares (the “PIPE Financing”). The PIPE Investor, together with 2TM Holding LP, a Delaware limited partnership and sponsor of TMT (the “Sponsor”), and the representative of the underwriters of TMT’s initial public offering (the “Representative”), also entered into the Amended and Restated Registration Rights Agreement with Elong, pursuant to which the Sponsor, the Representative and the PIPE Investors have customary registration rights, including three sets of demand rights and piggy-back rights, with respect to the shares of Elong Class A Ordinary Shares held by such parties following the consummation of the Business Combination.

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

Underwriting Agreement, dated as of February 2, 2026, between Elong and Maxim Group LLC

On February 2, 2026, Elong entered into an underwriting agreement with Maxim Group LLC (“Maxim”), pursuant to which Elong agreed to sell to Maxim, on a firm commitment basis, 2,400,000 units, each consisting of one Class A Ordinary Share and one warrant to purchase one Class A Ordinary Share (the “Common Warrants”), at an offering price of $3.16 per unit, for aggregate gross proceeds to Elong of approximately $7.6 million, before deducting underwriting discount, expenses and other estimated expenses payable by us. Each Common Warrant is exercisable immediately on the date of issuance at an initial exercise price of US$3.16 per share and will expire three (3) years from the date of issuance. On the 4th and 8th trading day following the closing of the offering, the exercise price for the Common Warrants will be reduced to 70% and 50% of the initial exercise price, or $2.21 and $1.58 per share, respectively. Upon each reset to the exercise price for the Common Warrants, the number of issuable warrant shares will be proportionately increased so that the aggregate exercise price of the Common Warrants will remain the same. The Common Warrants also provides for a zero exercise price option, in which the holder will receive two (2) Class A Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration. Maxim was also granted an option to purchase up to 360,000 additional Class A Ordinary Shares and/or 360,000 additional Common Warrants to cover any over-allotment, which on February 2, 2026, was partially exercised the over-allotment option with respect to 242,270 Common Warrants. The offering and the partial exercise of the over-allotment option closed on February 3, 2026.

Underwriting Agreement, dated as of February 26, 2026, between Elong and Maxim Group LLC

On February 26, 2026, Elong entered into another underwriting agreement with Maxim, pursuant to which Elong agreed to sell to Maxim, on a firm commitment basis, 21,700,000 units, each consisting of one Class A Ordinary Share and one warrant to purchase one Class A Ordinary Share (the “Second Common Warrants”), at an offering price of $0.3231 per unit, for aggregate gross proceeds to Elong of approximately $7 million, before deducting underwriting discount, expenses and other estimated expenses payable by us. Each Second Common Warrant is exercisable immediately on the date of issuance at an initial exercise price of US$0.3231 per share and will expire three (3) years from the date of issuance. On the 2nd and 5th trading day following the closing of this offering, the exercise price for the Second Common Warrants will be reduced to 70% and 50% of the initial exercise price, or $0.2262 and $0.1616 per share, respectively. Upon each reset to the exercise price for the Second Common Warrants, the number of issuable warrant shares will be proportionately increased so that the aggregate exercise price of the Second Common Warrants will remain the same. The Second Common Warrants also provides for a zero exercise price option, in which the holder will receive two (2) Class A Ordinary Shares that would be issuable upon a cash exercise of the Second Common Warrant, without payment of additional consideration. Maxim was also granted an option to purchase up to 3,255,000 additional Class A Ordinary Shares at $0.3221 per share and/or 3,255,000 additional Second Common Warrants at $0.001 per Second Common Warrant to cover any over-allotment, which on February 26, 2026, was partially exercised the over-allotment option with respect to 3,255,000 Common Warrants. The offering and the partial exercise of the over-allotment option closed on February 27, 2026.

During the period from March 2, 2026 to March 9, 2026, all of the Second Common Warrants issued were fully exercised by means of a zero exercise price option and Elong issued an aggregated of 77,764,364 Class A Ordinary Shares (the “Warrant Shares”).

Equity Transfer Agreement, dated as of March 17, 2026

On March 17, 2026, in connection with Elong Power International Co., Limited and its subsidiaries, Elong, Elong Power International Co., Limited, and a non-affiliated third party entered into the Equity Transfer Agreement, pursuant to which Elong agreed to sell to the non-affiliated third party 100% equity interest in Elong Power International Co., Limited, at a purchase price of $10,000. The sale includes the sale of its subsidiaries, including Elong Power (Hong Kong) International Limited, Elong Power (Ganzhou) Co., Ltd., Huizhou Jingyang Energy Technology Co., Ltd. (formerly known as Huizhou City Yipeng Energy Technology Co., Ltd), Ganzhou Zhangyang Energy Technology Co., Ltd. (formerly known as Ganzhou Yipeng Energy & Technology Co., Ltd.) and Zibo Jingyang New Energy Technology Co., Ltd. (formerly known as Zibo Yipeng Energy & Technology Co., Ltd.).

Partial Loan Settlement Agreement, dated as of April 8, 2026

In 2025, Yang (Hong Kong) International Limited (formerly known as Elong Power (Hong Kong) International Limited) (“Jingyang HK”) borrowed RMB0.8 million ($117,076) from Ms. Xiaodan Liu, a director, the Chief Executive Officer and the Chairwoman of the Board of Elong Power Holding Limited (the “Company”), bearing interest at 8% per annum and payable on demand. On December 31, 2025 Jingyang HK transferred its debt of RMB0.8 million ($117,076) owed to Ms. Liu and related interest payable to the Company under same terms (the “Loan”). The outstanding balance as of April 10, 2026 consists of $117,076 in principal and $9,230 in accrued and unpaid interest

On April 8, 2026, the Company entered into a Partial Loan Settlement Agreement (the “Agreement”) with Ms. Liu, and GRACEDAN CO., LIMITED, a Cayman Islands company controlled by Ms. Liu, pursuant to which the Company agreed to issue 10,000 Class B ordinary shares of the Company, valued at $1.56 per share, the closing price of the Company’s Class A ordinary shares as of April 7, 2026, to GRACEDAN CO., LIMITED to settle $15,600 of the principal of the Loan owed. On April 13, 2026, pursuant to the Agreement, the Company issued the Shares to Ms. Liu.

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

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Elong does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Elong and its subsidiaries organized outside the PRC.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% (8.25% for the first HK$2 million of assessable profits) on profits arising in or derived from Hong Kong for each of the years ended December 31, 2025 and 2024.

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

Not applicable.

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

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2025 and 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relate to the ongoing enhancement of our financial reporting and IT control environment to support the Company’s growth and increasing complexity of transactions.

To remedy identified material weaknesses, we have implemented the below measures:

●	We have expanded our accounting and SEC reporting team with qualified professionals possessing relevant expertise in U.S. GAAP and SEC reporting requirements. The team continues to strengthen its professional capabilities through practical experience, and is capable of performing complex accounting treatments and preparing SEC filings in the ordinary course of business; and;

●	We have implemented a comprehensive office automation system with formal approval workflows covering key financial processes, strengthening authorization controls and IT governance.

We believe the remediation measures have substantially addressed the identified material weakness. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

	Year Ended December 31,
Services	2023	2024	2025
	$	$	$
Audit fees for UHY	410,000	533,000	-
Audit fees for Enrome	-	400,000	190,000
Total	410,000	933,000	190,000

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

A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards during the fiscal year ended December 31, 2025 and the period from January 1, 2026 to the date of this annual report is as follows:

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

Nasdaq Stock Market Rule 5635(d) (“Rule 5635(d)”) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance. In lieu of following Rule 5635(d), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such transaction.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

EXHIBIT NUMBER	DESCRIPTION
1.1	Fifth Amended and Restated Memorandum and Articles of the Elong Power Holding Limited (incorporated by reference to Exhibit 1.1 of the Form 6-K, initially filed with the Securities and Exchange Commission on March 27, 2026).
2.1*	Description of Securities
4.1	Amended and Restated Agreement and Plan of Merger, dated as of February 29, 2024, by and among TMT Acquisition Corp, Elong Power Holding Limited and ELong Power Inc. (incorporated by reference to Exhibit 2.1 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.12 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.13 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.4	Form of Indemnification Agreement. (incorporated by reference to Exhibit 4.4 to our shell company report on Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
4.5	Elong Power Holding Limited 2024 Long-Term Incentive Equity Plan (incorporated by reference to Exhibit 10.14 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.6	Form of Subscription Agreement with the PIPE Investors (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on September 11, 2024).
4.7	Form of Letter Agreement with PIPE Investors and GRACEDAN CO., LIMITED. (incorporated by reference to Exhibit 10.16 of the Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on September 27, 2024).
4.8	Amended and Restated Registration Rights Agreement, dated November 21, 2024, by and between the Company and certain security holders. (incorporated by reference to Exhibit 4.8 to our annual report Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
4.9	Amended and Restated Sponsor Support Agreement, dated February 29, 2024 (incorporated by reference to Exhibit 10.9 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.10	Amended and Restated Shareholder Voting Agreement, dated February 29, 2024 (incorporated by reference to Exhibit 10.10 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.11	Factory Lease Contract for the C factory building of the Zibo Advanced Manufacturing Industrial Park, dated as of December 15, 2023 (incorporated by reference to Exhibit 10.8 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.12	Restructuring Framework Agreement of Huizhou Yipeng Energy Technology Co., Ltd, dated as of October 8, 2023 (incorporated by reference to Exhibit 10.6 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.13	Enterprise Settlement Agreement for the Gushan standard factory building project of Ganzhou New Energy Automobile Science and Technology City, dated as of August 3, 2023 (incorporated by reference to Exhibit 10.5 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.14	Letter Agreement, dated March 27, 2023, by and among TMT Acquisition Corp, its officers and directors, and 2TM Holding LP (incorporated herein by reference to Exhibit 10.1 to TMT’s Form 8-K as filed with the Securities and Exchange Commission on March 30, 2023).

4.15	Private Placement Unit Subscription Agreement, dated March 27, 2023, by and among TMT Acquisition Corp and 2TM Holding LP (incorporated herein by reference to Exhibit 10.4 to TMT’s Form 8-K as filed with the Securities and Exchange Commission on March 30, 2023).
4.16	Amended and Restated Securities Subscription Agreement, dated December 31, 2021, between TMT Acquisition Corp and 2TM Holding LP (incorporated by reference to Exhibit 10.2 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.17	Securities Subscription Agreement, dated August 20, 2021, between TMT Acquisition Corp and 2TM Holding LP (incorporated by reference to Exhibit 10.1 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
4.18	Elong Power Holding Limited 2024 Long-Term Incentive Equity Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-8, filed with the Securities and Exchange Commission on April 21, 2025).
4.19	Form of Common Warrant (incorporated by reference to Exhibit 4.1 of the Form 6-K, filed with the Securities and Exchange Commission on February 3, 2026).
4.20	Underwriting Agreement, dated February 2, 2026, by and between Elong and Maxim Group LLC (incorporated by reference to Exhibit 10.2 of the Form 6-K, filed with the Securities and Exchange Commission on February 4, 2026).
4.21	Form of Second Common Warrant (incorporated by reference to Exhibit 4.1 of the Form 6-K, filed with the Securities and Exchange Commission on February 27, 2026).
4.22	Underwriting Agreement, dated February 26, 2026, by and between Elong and Maxim Group LLC (incorporated by reference to Exhibit 10.2 of the Form 6-K, filed with the Securities and Exchange Commission on February 27, 2026).
4.23	Equity Transfer Agreement, dated March 17, 2026, by and among Elong, Elong Power International, and WAY (Hong Kong) Limited (incorporated by reference to Exhibit 10.1 of the Form 6-K, filed with the Securities and Exchange Commission on March 20, 2026).
4.24	Debt Settlement Agreement, dated April 8, 2026, by and between the Company and Xiaodan Liu (incorporated by reference to Exhibit 10.1 of the Form 6-K, filed with the Securities and Exchange Commission on April 15, 2026).
8.1*	Subsidiaries of Elong Power Holding Limited.
11.1	Elong Power Holding Limited Code of Ethics and Business Conduct (incorporated by reference to Exhibit 11.1 to our shell company report on Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
11.2	Elong Power Holding Limited Policy on Insider Trading (incorporated by reference to Exhibit 11.2 to our annual report Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of Enrome LLP
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our annual report Form 20-F, filed with the Securities and Exchange Commission on September 22, 2025)

*	Furnished with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Elong Power Holding Limited

By:	/s/ Xiaodan Liu
Name:	Xiaodan Liu
Title:	Chairperson and Chief Executive Officer

Date: April 20, 2026

ELONG POWER HOLDING LIMITED

120

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Elong Power Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Elong Power Holding Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024,the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years ended December 31, 2025, 2024 and 2023 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024,and the results of its operations and its cash flows for each of the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As report in Note1(c) to the consolidated financial statements, the Company incurred a net loss from continuing operation $2.10 million and from discontinued operation $3.47 million, a total net loss $5.57 million; with negative operating cash flows of $2.66 million and as of December 31, 2025, it had a working capital deficit of $14.0 million, shareholders’ deficit of $22.74 million and its accumulated deficit was $74.47 million. These events or conditions indicate the existence of material uncertainty which may cast significant doubt on the Company’s ability to continue as going concern. The consolidated financial statements have been prepared on the going concern basis as management of the Company has evaluated the sufficiency of its working capital. shareholders’ deficit and accumulated deficit and concluded that the management’s plans in regard to these matters are described in Note 1(c). the Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the consolidated balance sheet date and the date of consolidated financial statements for the financial year ended December 31, 2025.The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

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

Singapore

April 20, 2026

ELONG POWER HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	As of December 31,
	2025	2024

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$443,591	$146,125
Short term investment	7,165,232	7,028,594
Accounts receivable	889,533	-
Amounts due from related parties	71,499	68,500
Prepaid expenses and other current assets	2,066,487	219,612
Current assets held for sale associated with discontinued operation of ELPW	1,240,751	3,008,477
TOTAL CURRENT ASSETS	$11,877,093	$10,471,308

Property, plant and equipment, net	117,453	-
Right-of-use asset	71,751	-
Non-current assets held for sale associated with discontinued operation of ELPW	15,674,938	16,159,779
TOTAL NON CURRENT ASSETS	15,864,142	16,159,779
TOTAL ASSETS	$27,741,235	$26,631,087

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Short term loans- unrelated parties	$7,498,469	2,179,047
Short term loans-related parties	2,030,366	-
Accounts payable	875,063	-
Amounts due to related parties	79,773	55,918
Contract liabilities	2,038,433	104,660
Accrued expenses and other current liabilities	1,812,778	1,957,623
Product warranty provision	83,784	-
Lease liability	32,074	-
Current liabilities held for sale associated with discontinued operation of ELPW	11,436,442	16,064,529
TOTAL CURRENT LIABILITIES	$25,887,182	$20,361,777

Product warranty provision	638	-
Lease liability	41,644	-
Non-current liabilities held for sale associated with discontinued operation of ELPW	24,555,631	22,720,035
TOTAL NON CURRENT LIABILITIES	24,597,913	22,720,035
TOTAL LIABILITIES	$50,485,095	$43,081,812

SHAREHOLDERS’ DEFICIT
Class A ordinary shares, $0.0128 par value, 15,000,000,000 and 15,000,000,000 shares authorized, 47,886* and 41,625 shares issued, and 34,604 and 41,625 shares outstanding as of December 31, 2025 and 2024	443	533
Class B ordinary shares, $0.0128 par value, 3,750,000,000 and 3,750,000,000 shares authorized, 4,515 share issued and outstanding as of December 31, 2025 and 2024 **	58	58
Treasury shares	(80)
Additional paid in capital*	51,070,354	51,070,184
Statutory reserve	708,470	708,470
Accumulated deficit	(74,474,141)	(68,903,695)
Accumulated other comprehensive (loss) income	(48,964)	673,725
TOTAL SHAREHOLDERS’ DEFICIT	(22,743,860)	(16,450,725)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$27,741,235	$26,631,087

*	Including 13,282 shares issued but not outstanding, consisting of 7,032 forfeited Earnout Shares pending cancellation and 6,250 shares held as treasury stock reserved for future issuance, as discussed in Note 16.
**	Par value of ordinary shares, and share data have been retrospectively restated to give effect to the reorganization, the 1-for-16 reverse stock split and the subsequent 1-for-80 reverse stock split that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

ELONG POWER HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the Years Ended December 31,
	2025	2024	2023

Revenues	$2,053,466	$-	$-
Cost of revenue	(1,970,448)	-	-
GROSS PROFIT	83,018	-	-

OPERATING EXPENSES
Selling expenses	(26,146)	-	-
Provision for warranty liability	(82,139)	-	-
General and administrative expenses	(1,449,764)	(2,040,514)	-
Share-based compensation to consultant	-	(9,000,000)
TOTAL OPERATING EXPENSES	$(1,558,049)	$(11,040,514)	$-

OPERATING LOSS	(1,475,031)	(11,040,514)	-

OTHER (EXPENSE) INCOME

Interest income	47	36,422	-
Interest expense	(469,624)	(2,203)	-
Foreign currency exchange (loss) gain	(294,559)	153,712	-
Other income, net	137,151	29,006	-
TOTAL NON OPERATING (EXPENSE) INCOME,NET	$(626,985)	$216,937	$-

LOSS BEFORE INCOME TAXES	(2,102,016)	(10,823,577)	-

INCOME TAX EXPENSE	-	-	-
NET LOSS FROM CONTINUING OPERATIONS	(2,102,016)	(10,823,577)	-
NET LOSS FROM DISCONTINUED OPERATIONS OF ELPW	(3,468,430)	(19,289,927)	(7,446,001)
NET LOSS	$(5,570,446)	$(30,113,504)	$(7,446,001)

LOSS PER SHARE FOR BOTH CLASS A AND B ORDINARY SHARES*
Basic	$(143.18)	$(844.19)	$(211.79)
Diluted	$(143.18)	$(844.19)	$(211.79)

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN CALCULATING BASIC AND DILUTED LOSS PER SHARE*
Class A and Class B Ordinary Shares	38,906	35,672	35,158

*	Par value of ordinary shares, and share data have been retrospectively restated to give effect to the reorganization, the 1-for-16 reverse stock split and the subsequent 1-for-80 reverse stock split that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

FS-3

ELONG POWER HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the Years Ended December 31,
	2025	2024	2023
NET LOSS	$(5,570,446)	$(30,113,504)	(7,446,001)

OTHER COMPREHENSIVE (LOSS) / INCOME
Foreign currency translation adjustment	(722,689)	116,638	(77,359)
COMPREHENSIVE LOSS	$(6,293,135)	$(29,996,866)	(7,523,360)

ELONG POWER HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	Class A		Class B							Total
	Ordinary Shares (i)		Ordinary Shares (i)		Treasury	Additional Paid in	Statutory	(Accumulated	other Comprehensive	Shareholders’ Equity
	Shares	Amount	Shares	Amount	shares	Capital (i)	Reserve	deficit)	income (loss)	(Deficit)

As of January 1, 2023	30,643	$392	4,515	$58	$-	$24,550,604	$708,470	$(30,814,044)	$634,446	$(4,920,074)
Impact from adoption of ASU2016-13	-	-	-	-		-	-	(530,146)	-	(530,146)
Net loss	-	-	-	-		-	-	(7,446,001)	-	(7,446,001)
Reclassification of mezzanine equity to permanent equity	-	-	-	-		13,951,916	-	-	-	13,951,916
Foreign currency translation adjustment	-	-	-	-		-	-	-	(77,359)	(77,359)
As of December 31, 2023	30,643	$392	4,515	$58	$-	$38,502,520	$708,470	$(38,790,191)	$557,087	$978,336

Effect of reverse recapitalization, net of costs	2,700	35	-	-		(3,433,284)	-	-	-	(3,433,249)
Shares issued to PIPE Investors	547	7	-	-		6,999,993	-	-	-	7,000,000
Share-based compensation to consultant	703	9	-	-		8,999,991	-	-	-	9,000,000
Issuance of ordinary shares in connection with Earnout agreement	7,032	90	-	-		(90)	-	-	-	-
Shareholder rejection						1,054	-	-	-	1,054
Net loss	-	-	-	-		-	-	(30,113,504)	-	(30,113,504)
Other comprehensive income	-	-	-	-		-	-	-	116,638	116,638

As of December 31, 2024	41,625	$533	4,515	$58	$-	$51,070,184	$708,470	$(68,903,695)	$673,725	$(16,450,725)
Registration of ordinary shares in connection with share incentive plan	-	-	-	-	(80)	80	-	-	-	-
Issuance of shares due to roundup of fractional shares in share consolidation	11	-	-	-		-	-	-	-	-
Forfeiture of ordinary shares in connection with Earnout agreement	(7,032)	(90)				90				-
Net loss	-	-	-	-		-	-	(5,570,446)	-	(5,570,446)
Other comprehensive income	-	-	-	-		-	-	-	(722,689)	(722,689)
As of December 31, 2025	34,604	443	4,515	58	(80)	51,070,354	708,470	(74,474,141)	(48,964)	(22,743,860)

*	Par value of ordinary shares, and share data have been retrospectively restated to give effect to the reorganization, the 1-for-16 reverse stock split and the subsequent 1-for-80 reverse stock split that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

ELONG POWER HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the Years Ended December 31,
	2025	2024		2023

Cash flows from operating activities
Net loss	$(5,570,446)		$(30,113,504)		$(7,446,001)
Adjustments to reconcile net loss to cash used in operating activities
Provision/(reversal) for allowance for credit losses	425,124		2,763,188		(301,002)
Provision for inventory	277,780		483,992		184,713
Depreciation and amortization expense	55,239		1,713,096		1,385,840
Impairment of Property, plant and equipment	526,793		10,350,589		-
Amortization of operating and finance right-of-use assets	1,606,330		1,582,452		1,607,292
(Gain) loss on disposals of property, plant and equipment	(366,708)		52,220		-
(Reversal) provision for warranty liability	(30,725)		(674,122)		42,176
Unrealized gain on short-term investment	(136,638)		(28,594)		-
Share-based compensation to consultant	-		9,000,000		-
Changes in operating assets and liabilities:
Notes receivable	-		15,287		596,254
Accounts receivable	(1,001,456)		(288,633)		531,003
Inventories	1,172,623		906,824		1,261,751
Amounts due from related parties	-		(69,237)		-
Prepaid expenses and other current assets	(1,733,446)		(355,151)		234,542
Deferred closing costs	-		-		(231,931)
Long term accounts receivable	-		434,135		604,712
Accounts and notes payable	870,084		(73,656)		(1,896,383)
Amounts due to related parties	37,392		(42,016)		115,330
Contract liabilities	1,793,117		91,894		(1,582,264)
Accrued expenses and other current liabilities	(350,551)		1,600,448		626,965
Product warranty liability	(320,295)		(172,852)		(1,327,270)
Lease liability	81,243		-		-
Other non-current assets	-		-		(98,855)

Net cash used in operating activities	(2,664,540)		(2,823,640)		(5,693,128)

Cash flows from investing activities
Purchase of property, plant and equipment	(160,911)		(976)		(548,931)
Placement of short-term investments	-		(7,000,000)		-
Issuance of promissory note receivable	-		(775,000)		-
Net cash used in investing activities	(160,911)		(7,775,976)		(548,931)

Cash flows from financing activities
Repayments of bank borrowings	-		-		(706,108)
Capital injection from share capital shareholders	-		1,054		4,236,649
Proceeds from borrowings from related parties	1,497,472		13,897		564,887
Proceeds from borrowings from third parties	2,933,947		4,350,790		2,010,327
Repayments of borrowings to third parties	(1,333,264)		(526,703)		(475,632)
Proceeds from loan payable with pledged assets	-		-		985,929
Repayment of loan payable with pledged assets	-		(243,200)		(246,482)
Proceeds from PIPE financing	-		7,000,000		-
Net cash provided by financing activities	3,098,155		10,595,838		6,369,570

Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(18,161)		13,197		(984,483)
Net increase (decrease) in cash, cash equivalents and restricted cash	254,543		9,419		(856,972)
Cash and cash equivalents and restricted cash, beginning of year	318,001		308,582		1,165,554
Cash and cash equivalents and restricted cash, end of year	$572,544		$318,001		$308,582
Supplemental disclosures of cash flow information
Cash paid for interest	$-		$22,876		$60,492
Income taxes paid	$-		$-		$2,155
Supplemental disclosures of non-cash flow information
Payable for purchase of property, plant and equipment	$-		$-		$315,933
Reclassification of mezzanine equity to permanent equity	$-		$-		$9,715,267
Right-of-use assets obtained in exchange for lease liabilities	$71,751		$-		$-
Unpaid deferred offering cost related with reverse recapitalization	$-		$69,190		$-
Net liabilities acquired in the reverse recapitalization	$-		$3,433,249		$-
Issuance of consultant shares	$-		$9,000,000		$-
Settlement from discontinued operations’ receivable	$(323,283)	$		$

The following tables provide a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	As of December 31, 2025	As of December 31, 2024
Cash and cash equivalents, beginning of the year	146,514	756
Restricted cash, beginning of the year	171,487	307,826
Total cash, cash equivalents and restricted cash at beginning of the year	318,001	308,582

Cash and cash equivalents, end of the year	443,678	146,514
Restricted cash, end of the year	128,866	171,487
Total cash, cash equivalents and restricted cash at end of the year	572,544	318,001

The accompanying notes are an integral part of these consolidated financial statements.

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a) Principal activities

Elong Power Holding Limited (“Elong Power” or “ELPW”) was incorporated under the laws of the Cayman Islands on August 18, 2023. Elong Power, through its subsidiaries (collectively “the Company”) noted below, specializes in the R&D, production and market application of battery packs, battery cells, lithium battery energy storage system complete equipment and supporting accessories. The Company’s lower-cost, high power and fast-charging batteries are designed specifically for commercial vehicles and specialty vehicles.

(b) History of the Company and Reorganization

Prior to the incorporation of the Company, Huizhou City Yipeng Energy Technology Co., Ltd. (“Huizhou Yipeng”) was incorporated under the laws of People’s Republic of China (“PRC”) on January 26, 2014. On May 28, 2018, and September 29, 2022, Huizhou Yipeng established Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng”) and Zibo Yipeng Energy & Technology Co., Ltd. (“Zibo Yipeng”) under the laws of PRC, respectively. These two subsidiaries were 100% controlled by Huizhou Yipeng whose shareholders are a group of individuals and institutional shareholders, with voting agreements to vote consensually concerning operation and development matters before the reorganization.

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

●	On August 18, 2023, Elong Power was established under the laws of the Cayman Islands.
●	On September 20, 2023, Elong Power International Co, Limited (“Elong Power International”) was incorporated in British Virgin Islands as a wholly owned subsidiary of Elong Power.
●	On October 8, 2023, all shareholders of Huizhou Yipeng entered into Reorganization Framework Agreement regarding the setting up a Wholly Foreign-Owned Enterprise (“WFOE”), transferring their equity interests in RMB one dollar to the proposed WFOE, and further holding the future shares of Elong Power in order to participate in the future overseas De-SPAC listing, which include issuing ordinary shares and warrant shares to be converted into Class A ordinary shares (Note 16- Equity).
●	On October 9, 2023, Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”) was incorporated in Hong Kong as a wholly owned subsidiary of Elong Power International.
●	On November 2, 2023, Elong Power (Ganzhou) Co., Ltd. (“Elong Power (Ganzhou)”, “WFOE”) was established in PRC as a wholly owned subsidiary of Elong Power (Hong Kong). Elong Power (Ganzhou) obtained 100% of the equity interests of Huizhou Yipeng through the unanimous agreement of all shareholders of Huizhou Yipeng under the terms of Huizhou Yipeng’s Reorganization Framework Agreement.

By November 17, 2023, Elong Power owned 100% stake in Elong Power (Ganzhou) or WFOE through the following transactions:

●	issued Class A Ordinary Shares 5,348 at the par value of the Class A Ordinary Share (i.e. $ 0.0128) of the Company to four individual shareholders who are the original shareholders of Huizhou Yipeng before the reorganization (see Note 16- Equity).

●	issued Class B Ordinary Shares 12,921 at the par value of the Class B Ordinary Share (i.e. $ 0.0128) of the Company to GRACEDAN CO., LTD. which is 100% owned by the Company’s CEO and Chairwoman, and who is also one of the controlling persons before the reorganization (see Note 16- Equity).

●	issued 82,368 warrants (“Warrant Shares”) to nine institutional shareholders who are the original shareholders of Huizhou Yipeng before the reorganization.

The above Class A and B ordinary shareholders exchanged their shareholdings by their respective ratios in Huizhou Yipeng before the Reorganization and also under the terms of Huizhou Yipeng’s Reorganization Framework Agreement.

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

Reverse Recapitalization

On November 21, 2024 (the “Closing Date”), Elong Power consummated the business combination with TMT Acquisition Corp (“TMT”), following the approval of the transaction. At the Closing, Merger Sub merged with and into TMT, with TMT surviving the merger and becoming a wholly owned subsidiary of Elong. At the Effective Time, each outstanding TMT Ordinary Share was converted into one Elong Power Class A Ordinary Share, each TMT Right was automatically converted into 0.2 of a TMT Ordinary Share and then into 0.2 of an Elong Class A Ordinary Share, and each TMT Unit was separated into its component securities and converted accordingly. As a result, an aggregate of 272,256 Elong Class A Ordinary Shares were issued to TMT stockholders.

Elong Power was determined to be the accounting acquirer as it comprises the ongoing operations, its senior management leads the combined company, and its shareholders hold the majority of voting power after the transaction. The Business Combination is not a business combination under ASC 805 because TMT was not considered a business. Accordingly, the transaction is accounted for as a reverse recapitalization, which is equivalent to Elong issuing shares for the net monetary assets of TMT, accompanied by a recapitalization. As a result, Elong’s historical financial statements became those of the combined company, with retrospective adjustments to reflect the reverse recapitalization. The equity was retrospectively adjusted based on an exchange ratio of 0.35, representing 100,637 shares exchanged for 35,157 shares (excluding escrowed shares), to reflect the equity structure of the legal acquirer, Elong Power. Net income (loss) per share has been retrospectively restated using the historical weighted-average number of shares outstanding multiplied by the exchange ratio.

As of December 31, 2025, subsidiaries of the Company include the following:

Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities	Subsequent disposal
Elong Power Holding Co., Limited	BVI	October 9, 2024	100%	Investment holding	—
Elong Power (Hong Kong) Holding Limited (“Elong Power (Hong Kong)”)	Hong Kong	October 29, 2024	100%	Investment holding	—
Elong Power (Beijing) Co., Ltd. (“Elong Beijing”)	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D	—
TMT Acquisition Corp (“TMT”)	Cayman Islands	July 6, 2021	100%	Investment holding	—
TMT Merger Sub, Inc.	Cayman Islands	November 3, 2023	100%	Investment holding	—
Elong Power International Co., Limited (“Elong Power International”)	BVI	September 20, 2023	100%	Investment holding	Disposal on March 17, 2026
Jing Yang (Hong Kong) International Limited (“Jingyang HK”) (formerly known as “Elong Power (Hong Kong) International Limited” or “Elong Power (Hong Kong)”)	Hong Kong	October 9, 2023	100%	Investment holding	Disposal on March 17, 2026
Jingyang Power (Ganzhou) Co., Ltd. (“Jingyang Power (Ganzhou)”) (formerly known as “Elong Power (Ganzhou) Co., Ltd.” or “Elong Power (Ganzhou)”)	Ganzhou, PRC	November 2, 2023	100%	Investment holding	Disposal on March 17, 2026
Huizhou Jingyang Energy Technology Co., Ltd. (“Huizhou Jingyang”) (formerly known as “Huizhou City Yipeng Energy Technology Co., Ltd.” or “Huizhou Yipeng”)	Huizhou, PRC	January 26, 2014	100%	R&D and manufacturing of lithium-ion power batteries, lithium-ion power battery systems and their accessories	Disposal on March 17, 2026
Ganzhou Zhangyang Energy Technology Co., Ltd. (“Ganzhou Zhangyang”) (formerly known as “Ganzhou Yipeng Energy & Technology Co., Ltd.” or “Ganzhou Yipeng”)	Ganzhou, PRC	May 28, 2018	100%	R&D and manufacturing of lithium-ion batteries, backup power supplies, energy storage systems and accessories.	Disposal on March 17, 2026
Zibo Jingyang New Energy Technology Co., Ltd. (“Zibo Jingyang”) (formerly known as “Zibo Yipeng Energy & Technology Co., Ltd.” or “Zibo Yipeng”)	Zibo, PRC	September 29, 2022	100%	R&D and manufacturing of battery spare parts and energy storage technology services	Disposal on March 17, 2026
Elong Power (Zibo) Co., Ltd. (“Elong Power (Zibo)”)	Zibo, PRC	January 23, 2025, and deregistered on September 30, 2025	100%	R&D and manufacturing of battery spare parts	—

Reverse Stock Split

On December 2, 2025, the Company effected a 16-for-1 share consolidation, with fractional shares rounded up to the nearest whole share.

The Company effected an 80-for-1 share consolidation on March 12, 2026, with fractional shares rounded up to the nearest whole share. The par value per share of the common stock was increased proportionally from $0.00001 to $0.0128. All share and per share amounts for all periods presented have been retroactively adjusted to reflect the cumulative effect of these reverse stock splits effected in December 2025 and March 2026.

Disposal Plan

On December 15,2025, the Company initiated its disposal plan of Elong Power International Co, Limited and its subsidiaries (collectively referred to as the “Disposal Group”) On March 17, 2026, the Company completed the disposal of equity interests in the Disposal Group” to WAY (Hong Kong) Limited, a non-affiliated third party, at a purchase price of $10,000. Based on the carrying value of the Disposal Group’s net liabilities as of the disposal date, the Company recognized an estimated gain on disposal of approximately $19.1 million as of the disposal date. The Disposal Group had a net liability position and incurred substantial operating losses for the years ended December 31, 2025 and 2024. This disposition is intended to streamline the Company’s business, reduce operating losses, and is expected to strengthen the Company’s working capital position in the year 2026.

The Disposal Group consists of the following entities:

●	Elong Power International Co, Limited
●	Jing Yang (Hong Kong) International Limited
●	Jingyang Power (Ganzhou) Co., Ltd.
●	Huizhou Jingyang Energy Technology Co., Ltd.
●	Ganzhou Zhangyang Energy Technology Co., Ltd.
●	Zibo Jingyang New Energy Technology Co., Ltd.

(c) Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reported in the accompanying consolidated financial statements, the Company incurred a net loss from continuing operations $2.10 million and from discontinued operations $3.47 million, a total net loss $5.57 million; with negative operating cash flows of $2.66 million and as of December 31, 2025, it had a working capital deficit of$3.8 million from continuing operations and a total deficit of $14.0 million, shareholders’ deficit of $22.74 million and its accumulated deficit was $74.47 million.

The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future. To meet the cash requirements for the next 12 months from the issuance date of this report, the Company is undertaking a combination of the remediation plans:

●	In February 2026, the Company completed two rounds of financing and received net proceeds of approximately $13 million, after deducting underwriting discount, expenses and other expenses payable by the Company.

●	In March 2026, the Company completed the disposal of equity interests in Elong Power International Co., Limited and its subsidiaries to a non-affiliated third party for a purchase price of $10,000. The Disposal Group represented the loss-making battery manufacturing business, which had continuously generated operating losses and a working capital deficit of $10.2 million as of December 31 2025. After the disposal, the Company is expected to strengthen its working capital position in 2026.

●	The Company has commenced new business operations and transitioned into a specialized developer and seller of lithium-battery energy storage systems since 2025. The Company is divesting non-core assets to adopt an asset-light model focused on AI-driven energy storage solutions, shifting from manufacturing to high-margin products and system integration.

The Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the consolidated balance sheet date and the date of consolidated financial statements for the financial year ended December 31, 2025. Accordingly, the Company’s consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Company will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realized other than in the amounts at which they are currently recorded in the consolidated balance sheet. In addition, the Company may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

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

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowances for expected credit losses, product warranty provision, estimates for inventory provisions, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

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

Year ended December 31, 2023
Balance sheet, except for equity accounts	RMB	7.0999 to US$1.00
Income statement and cash flows	RMB	7.0811 to US$1.00

Year ended December 31, 2024
Balance sheet, except for equity accounts	RMB	7.2993 to US$1.00
Income statement and cash flows	RMB	7.1957 to US$1.00

Year ended December 31, 2025
Balance sheet, except for equity accounts	RMB	6.9931 to US$1.00
Income statement and cash flows	RMB	7.1875 to US$1.00

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

The Company had restricted cash of $128,866 and $171,487 as at December 31, 2025 and 2024, which was recorded under the assets of discontinued operations. This frozen amount is due to the court order primarily resulted from the legal proceedings related to the contract disputes with customers (See Note20-ii) Litigation.

(g) Short term investment

The Company classifies fund investments with original investment terms exceeding three months but less than one year as short-term investments. As of December 31, 2025 and 2024, the Company held short-to-medium term money market funds with fair values of approximately $7,165,232 and $7,028,594, respectively. Related investment income has been recognized in the consolidated statements of operations and comprehensive loss, with investment gains of $136,638, $28,594, and nil recorded for the years ended of December 31, 2025, 2024, and 2023, respectively.

(h) Accounts receivable

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

The Company is in the battery technology industry and generates its revenue from the battery trading business. Historical credit losses from accounts receivable and retention receivable provides the starting point for management’s assessment of the reserve for credit losses. The Company determined the CECL by estimating historical credit loss experience based on the Company’ industry demand, risk profile, or past due status and adjusted as appropriate to reflect current conditions and estimates of future economic conditions (such as GDP factor or unemployment factor).

The Company estimated the credit losses for accounts receivable based on historical credit loss experience using the roll-rate method. By utilizing the historical aging data from January 2018 to December 31, 2025, the Company estimated the credit losses on accounts receivable based on rolling loss ratio for the past three years on a semi-annual basis. In assessing relevant information, management scored its assessment of current economic conditions and future expectations, credit ratings, security deposit, and default cover age proportionally, and determined that a 100% credit loss shall be reserved for accounts receivable overdue three years.

The Company estimates credit losses for retention receivables arising from its trading business. The Company estimates the credit losses primarily based on a forward-looking assessment. This assessment incorporates macroeconomic factors and industry-specific trends, including significant economic growth rates, inflation rates, unemployment rates, and demand from the battery industry, for the period from 2020 to 2029. The balance of the allowance for credit losses recorded in continuing operations was nil as of December 31, 2025, 2024, and 2023.

(i) Inventories, net

Inventories consist of finished goods and are stated at the lower of cost or net realizable value. Cost is calculated on the first in first out (“FIFO”), which includes the purchase price, shipping and handling costs. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the products less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(j) Property, plant and equipment, net

Property, plant and equipment (including construction in progress) are stated at cost less accumulated depreciation and impairment charges. Depreciation is calculated primarily based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets except the depreciation method for mold and tooling:

Category	Estimated Useful Life
Office equipment	4 – 5 years
Leasehold improvements	Shorter of lease term or estimated useful life of the assets

The cost and accumulated depreciation of property, plant and equipment sold are removed from the consolidated balance sheets and resulting gains or losses are recognized in the consolidated statements of operations and comprehensive loss. During the years ended December 31, 2025, 2024 and 2023, the Company incurred depreciation expense of $43,852, nil and nil, respectively.

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

(l) Impairment of long-lived assets

Property, plant, and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset.

No impairment for property, plant and equipment or intangible assets was recorded for the years ended December 31, 2025, 2024 and 2023.

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

(n) Warrant Shares

The Company issued warrant shares to a group of original institutional shareholders of Huizhou Yipeng and eligible to exchange the Company’s Class A ordinary shares at the par value of $0.0128 per share upon the completion of the approvals from and filings and registrations with competent branches of Chinese State Administration of Foreign Exchange (“SAFE”) office, National Development and Reform Commission (“NDRC”) and Ministry of Commerce (“ MOFCOM”) as well as other competent PRC governmental authorities with jurisdiction of the outbound direct investment by PRC entities (the “ODI Approvals”) (“Warrant Shares “).

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

In November 2023, the Company issued 82,368 Warrant Shares to certain holders, and the holders of Warrant Shares exercised all of their warrants converted into 28,775 Class A ordinary shares on October 29, 2024 upon the completion of the ODI Approvals on September 11, 2024.

(o) Revenue recognition

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

The core principle is that the Company recognizes revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled. This principle is centered on the transfer of control of the promised goods to the customer—revenue is recognized when the customer obtains control, rather than when the risks and rewards of ownership are transferred. Control refers to the ability to direct the use of the asset and obtain substantially all of the remaining benefits from it, including the ability to prevent other entities from directing its use or obtaining its benefits.

The Company primarily engages in trading activities, specialising in the sale of energy storage batteries. The Company generates revenue from sales of battery packs, battery cells, lithium battery energy storage system complete equipment and supporting accessories through sales contract including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company also identifies only one performance obligation in the contract which is to deliver battery energy storage system.

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

The Company provides a standard warranty on its products, which is not sold separately and does not constitute a separate performance obligation. The warranty period generally ranges from one to five years (or a minimum of 6,000 charge discharge cycles). The estimated warranty costs are accrued at the time revenue is recognized.

Net revenues by product:

	For the years ended December 31,
	2025	2024	2023
Lithium battery energy storage system complete equipment & supporting accessories	$2,053,466	$-	$-
Total consolidated revenue	$2,053,466	$-	$-

Contract Balances

Contract asset represent the Company’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time.

The contract liabilities are advances from customers, which represent the cash received for goods and services in advance of revenue recognition and is recognized as revenue when the Company fulfills its performance obligation. The Company’s advances from customers amounted to $2,038,433 and $104,660 as of December 31, 2025 and 2024 respectively.

The table below presents the activity of contract liabilities during the years ended December 31, 2025, 2024 and 2023, respectively:

	For the years ended December 31,
	2025	2024	2023
Balance at beginning of year	$104,660	$-	$-
Deposits received	2,519,702	104,660	-
Revenue recognized	(590,511)	-	-
Exchange difference	4,582	-	-
Balance at end of year	$2,038,433	$104,660	$-

(p) Product warranty

The Company provides a standard warranty on its products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products.

The Company’s product warranty generally ranges from one to five years (or a minimum of 6,000 charge-discharge cycles). The Company establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The warranty liability recorded at each balance sheet date reflects management’s best estimates of its product warranty based on historical information and other currently available evidence, including actual claims incurred to date and an estimate of the nature, frequency and costs of future claims for each customer.

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

The Company considers the standard warranty is not providing incremental service to customers rather than assurance to the quality of the battery and energy storage system products, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

(q) Cost of revenue

Cost of revenue includes the purchase cost of finished goods and related shipping and handling costs. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

(r) Research and development expenses

All costs associated with research and development (“R&D”) is expensed as incurred.

(s) Selling, general and administrative expenses

Selling expenses consist primarily of employee salaries, and transportation cost as incurred. For the years ended December 31, 2025, 2024 and 2023, selling expenses were $26,146, nil and nil, respectively.

For the years ended December 31, 2025, 2024 and 2023, provision for warranty liability were $82,139, nil and nil, respectively.

General and administrative expenses consist primarily of employee salaries for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, consultant fee paid by shares, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2025, 2024 and 2023, general and administrative expenses were $1,449,764, $2,040,514 and nil, respectively.

(t) Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. For the years ended December 31, 2025, 2024 and 2023, employee benefits expenses were $10,769, $9,060 and nil respectively.

(u) Other income, net

Other income (expense) mainly consists of non-operational activities such as gain from debt forgiveness, loss on dissolution of a subsidiary, investment income and other miscellaneous items.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized other income (expenses) as below:

	For the years ended December 31,
	2025	2024	2023
Gain from debt forgiveness	$34,233	-	-
Loss on dissolution of a subsidiary*	(32,172)	-	-
Investment income	136,638	29,006	-
Others	(1,548)	-	-
Total other income	$137,151	$29,006	$-

*	During the year ended December 31, 2025, the Company completed the voluntary dissolution and liquidation of its wholly-owned subsidiary, Elong Power (Zibo). As a result of the liquidation, the Company recognized a loss of $32,172, which is included in other income, net. This loss primarily represents the difference between the carrying amount of the net assets derecognized and the proceeds realized upon liquidation.

(v) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences betwee2n carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

(w) Value-added tax (“VAT”)

The Company is subject to statutory VAT of 13% for revenue from sales of battery and energy storage system products in PRC. The Company charges customers Output VAT on revenue generated from sales of products and pays vendors Input VAT on qualified supply purchases. Net VAT balance between input VAT and Output VAT is recorded in the line item of prepaid expenses and other current assets on the consolidated balance sheets as of December 31, 2025 and 2024, respectively.

(x) Comprehensive income (loss)

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

(y) Lease

From January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

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

Right-of-use of assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. Operating lease expense of $26,719, nil and nil was presented in operations as of December 31, 2025, 2024 and 2023 respectively. There was no impairment for right-of-use lease assets for the years ended December 31, 2025, 2024 and 2023.

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

(z) Net loss per share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share.” Earnings (losses) per ordinary share is computed by dividing net income by the weighted average number of ordinary shares issued and outstanding for the periods except that it does not include ordinary shares subject to forfeiture or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, warrants, and unvested restricted shares. The dilutive effect of outstanding stock options, warrants, and restricted shares is reflected in diluted earnings per share by application of the treasury stock method and the if-converted method, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the income of the Company. As a result, diluted earnings per ordinary share is the same as basic earnings per ordinary share for the periods presented.

In according with ASC 260-10-45, the 235 Indemnity Escrow Shares and 7,032 Earnout Escrow Shares are considered contingently returnable shares and therefore are excluded from the computation of basic and diluted earnings per share for the years ended December 31, 2025, 2024 and 2023 (on a retroactively adjusted basis).

(aa) Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

(bb) Recent accounting pronouncements not yet adopted

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

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

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

3. DISCONTINUED OPERATIONS

A disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale or other than by sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The results of disposals that qualify as a discontinued operation are presented as such for all reporting periods presented. Results of discontinued operations include all revenues and expenses directly derived from such disposal group; general corporate overhead is not allocated to a discontinued operation. For disposals other than by sale, results of operations of a business would not be recorded as a discontinued operation until the period in which the business is actually disposed of other than by sale.

On March 17, 2026, the Company completed the disposal of equity interests in Elong Power International Co., Limited and its subsidiaries to a non-affiliated third party for a purchase price of $10,000.

The Company’s sales agreement of the Disposal Group represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposal Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted.

The assets and liabilities for discontinued operations of the Disposal Group comprised the following items as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Current assets held for sale associated with discontinued operation of ELPW
Cash and cash equivalents	$87	$389
Restricted cash	128,866	171,487
Accounts receivable, net	-	67,897
Inventories, net	-	1,428,197
Prepaid expenses and other current assets	1,111,798	1,340,507
Total current assets held for sale associated with discontinued operation of ELPW	1,240,751	3,008,477
Non-current assets held for sale associated with discontinued operation of ELPW
Long term accounts receivable, net	-	8,569
Property, plant and equipment, net	-	855,190
Intangible assets	-	2,673
Right-of-use assets	15,616,368	15,207,546
Finance lease right of use assets	58,570	85,801
Total non-current assets held for sale associated with discontinued operation of ELPW	15,674,938	16,159,779
Total assets held for sale associated with discontinued operation of ELPW	$16,915,689	$19,168,256

Current liabilities held for sale associated with discontinued operation of ELPW
Note Payable	$-	$2,574,765
Short term loans	-	1,807,324
Short-term loans– related parties	-	561,698
Current portion of long-term loan payable	500,493	479,498
Accounts and notes payable	1,138,245	1,072,090
Amounts due to related parties	76,295	59,395
Contract liabilities	3,852,555	3,773,542
Accrued expenses and other current liabilities	4,383,679	4,368,186
Product warranty provision-current	1,485,175	1,368,031
Total current liabilities held for sale associated with discontinued operation of ELPW	11,436,442	16,064,529
Non-current liabilities held for sale associated with discontinued operation of ELPW
Product warranty provision-non current	167,849	642,177
Lease liability-non current	24,242,648	21,946,223
Finance liability-non current	145,134	131,635
Total non-current liabilities held for sale associated with discontinued operation of ELPW	24,555,631	22,720,035
Total liabilities held for sale associated with discontinued operation of ELPW	$35,992,073	$38,784,564
Total net assets of the Disposal Group	$(19,076,384)	$(19,616,308)

The condensed cash flows of Disposal Group were as follows for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023

Net cash generated from (used in) operating activities	$984,591	$(3,010,558)	$(5,693,128)
Net cash used in investing activities	-	(145,650)	(548,931)
Net cash generated from financing activities	160,976	2,793,337	6,369,570

	For the years ended December 31,
	2025	2024	2023

Significant non-cash operating items:
Reversal (provision) for losses on accounts receivable	$425,124	$2,763,188	$(301,002)
Provision for inventory	277,780	483,992	184,713
Depreciation and amortization expense	11,387	1,713,096	1,385,840
Impairment of property, plant and equipment	526,793	10,350,589	-
Amortization of operating and finance right-of-use assets	1,579,611	1,582,452	1,607,292
(Gain) loss on disposals of property, plant and equipment	(366,708)	52,220	-
(Reversal from) provision for warranty liability	(112,864)	(674,122)	42,176
Significant investing activities:
Purchase of property, plant and equipment	-	-	(548,931)
Placement of long-term investments	-	(145,650)	-
Significant financing activities:
Repayment of bank borrowings	-	-	(706,108)
Capital injection from share capital shareholders	-	-	4,236,649
Proceeds from borrowings from related parties	117,076	13,897	564,887
Proceeds from borrowings from third parties	43,900	3,549,343	2,010,327
Repayments of borrowings to third parties	-	(526,703)	(475,632)
Proceed from loan payable with pledged assets	-	-	985,929
Repayments of loan payable with pledged assets	-	(243,200)	(246,482)

Reconciliation of the major classes of losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023 is as follow:

	For the years ended December 31,
	2025	2024	2023

Major classes of line items constituting pre-tax profit of discontinued operations
Revenues	$304,284	$386,940	$3,162,739
Cost of revenues	(1,153,971)	(575,868)	(3,435,254)
Cost of revenue – idle capacity	(36,267)	(572,862)	(1,281,126)
Selling expenses	(2,333)	(104,438)	(216,146)
Reversal from (provision for) warranty liability	112,864	674,122	(42,176)
General and administrative expenses	(292,048)	(1,371,078)	(2,566,588)
Depreciation and amortization expense	(11,387)	(1,713,096)	(1,385,840)
Amortization of operating and finance right-of-use assets	(1,579,611)	(1,582,452)	(1,607,292)
(Provision for) reversal from credit loss	(425,124)	(2,763,188)	301,002
Impairment of property, plant and equipment	(526,793)	(10,350,589)	-
Research and development expenses	(18,266)	(108,863)	(873,968)
Interest expense	(59,549)	(377,074)	(82,474)
Charges of legal compensation and contract default penalty expense	(74,982)	(436,809)	(30,295)
Gain (loss) on disposals of property, plant, and equipment	366,708	(52,220)	-
Other income due to debt forgiven by a third party	8,995	55,998	375,699
Government grant	-	-	124,685
Others, net	(80,950)	(398,450)	111,033
Loss from discontinued operations, before income tax	(3,468,430)	(19,289,927)	(7,446,001)
Income tax expense	-	-	-
Net loss from discontinued operations	$(3,468,430)	$(19,289,927)	$(7,446,001)

4. SHORT TERM INVESTMENT

	As of December 31, 2025	As of December 31, 2024

Short term investment	7,165,232	7,028,594
Total	$7,165,232	$7,028,594

The Company classifies fund investments with original investment terms exceeding three months but less than one year as short-term investments. As of December 31, 2025 and 2024, the net asset value of the investment amounted to $ 7,165,232 and $ 7,028,594. Management Fee is 1% per annum of net asset value, accrued monthly. Performance Fee is 30% of the appreciation above the high-water mark, subject to a 15% annual hurdle rate. The shares were subsequently redeemed on April 15, 2026, for a redemption amount of $7,032,586.

5. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31, 2025	As of December 31, 2024

Accounts receivable	$889,533	$-
Total	$889,533	-

Accounts receivable are recorded at the invoiced amount when control of the goods is transferred to the customer. The Company’s standard credit terms require payment within 30 days following the customer’s receipt of the goods. All trade receivables are non-interest-bearing.

On January 1, 2023, the Company assessed the credit loss for accounts receivable and retention receivable in accordance with ASU 2016-13 (Topic 326) and the impact of adoption on the Company’s account receivable.

During the years ended December 31, 2025 and 2024, the Company evaluates the need for allowance for credit losses based on specifically identified amounts and aging portfolio that the management believes to be uncollectible. If the actual collection experience changes, revisions to the allowance may be required. The full amount of the receivable as at December 31, 2025 was collected subsequently in 2026.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Value added tax recoverable	$12,168	-
Prepayments to suppliers	2,014,994	157,882
Deposits	39,325	41,775
Staff advance	-	7,867
Others	-	12,088
Total	$2,066,487	$219,612

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of December 31, 2025 and 2024 consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Leasehold improvements	$128,704	$-
Office equipment	33,820	-
Total	162,524	-
Accumulated depreciation	(45,071)	-
Carrying amount	$117,453	$-

During the years ended December 31, 2025, 2024 and 2023, the Company incurred depreciation expense of $43,852, nil and nil, respectively.

8. LEASE

i) Operating Lease

In January 2025, the Company signed an office lease agreement with a third party for a period of three years, from April 14, 2025 to May 14, 2028, which will expire and terminate. The monthly rent for the first year is approximately RMB59,590 ($8,522) per month.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2025	2024
Right-of-use assets	$71,751	$-

Lease liabilities current	32,074	-
Lease liabilities non-current	41,644	-
	$73,718	$-

The components of lease expense for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the Years ended December 31,
	2025	2024	2023
Operating lease expense	$26,719	-	-
Total lease expense	$26,719	$-	$-

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2025:

Operating leases
2026	34,085
2027	34,085
2028	8,522
Total future lease payments	76,692
Less: imputed interest	(2,974)
Present value of lease liabilities	$73,718

Lease term and discount rate:

	For the Years ended December 31,
	2025	2024
Weighted-average remaining lease term (years)
Operating leases	2.42	-

Weighted-average discount rate
Operating leases	3.50%	-

9. SHORT TERM LOANS-UNRELATED PARTIES

As of December 31, 2025 and 2024, short term loans from third parties for working capital purposes were as following:

	As of December 31, 2025	As of December 31, 2024
Third parties loans	7,498,469	2,179,047
Total	$7,498,469	$2,179,047

a) Third party loans

Third party loans as of December 31, 2025 and 2024 consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Ms. Xiuxia Wang	2,827,395	568,548
Mr. Hongshan Liu	64,349	68,500
Fujian Chuanzhiyuan Co, ltd	142,998	136,999
Chris Young	207,294	-
Ma Xin	268,315	-
CISI Investment Limited	2,583,118	-
Ms. Xiuli Wang	1,405,000	-
Ms. Xiaozhen Li	-	1,405,000
Total	$7,498,469	$2,179,047

During December 2024, the Company obtained aggregate borrowings of RMB4.15 million ($568,548) from Ms. Xiuxia Wang, bearing 8% per annum and payable on demand. For the year ended December 31, 2025, the Company borrowed a total of RMB3.3 million ($471,895) on several occasions from Ms. Xiuxia Wang, bearing 8% per annum and payable on demand. During the year of 2025, the Company repaid Ms. Xiuxia Wang in the amount of RMB5.6 million ($813,552) in total. As of December 31, 2025 and 2024, the Company had outstanding borrowings of $2,827,395 and $568,548 from Ms. Xiuxia Wang, and the loan bears interest at 8% per annum and is payable on demand with no fixed maturity. Accrued interest payable related to the borrowing as of December 31, 2025 and 2024 was $335,232 and nil, respectively.

On December 31, 2024, the Company obtained a loan of RMB0.5 million ($68,500) from Mr. Hongshan Liu. The loan bears interest at 8% per annum and is due on December 31, 2025. During the year 2025, the Company repaid Mr. Hongshan Liu in the amount of RMB50,000 ($7,150). Accrued interest payable related to the borrowings as of December 31, 2025 and 2024 was $42,886 and nil, respectively.

On December 30, 2024, the Company borrowed a revolving credit loan of RMB1 million ($136,999) from Fujian Chuanzhiyuan Industrial Investment Co., Ltd., an unrelated party. As of December 31, 2025 and 2024, the Company had outstanding borrowings of $142,998 and $136,999 from Fujian Chuanzhiyuan Industrial Investment Co., Ltd., and the loan bears interest at 8% per annum and is payable on demand with no fixed maturity. Accrued interest payable related to the borrowing as of December 31, 2025 and 2024 was $11,440 and nil, respectively.

As of the merger date on November 21, 2024, the Company assumed liabilities of TMT upon completion of the merger, including a short-term, interest-free loan totaling $1,405,000 owed to Ms.Xiaozhen Li. The loan agreement does not stipulate a specific repayment timeline. In 2025, the note payable of $1,405,000, originally owed by TMT to Ms. Xiaozhen Li, was transferred to ELPW. Pursuant to this arrangement, the obligation is owed by ELPW to Ms. Xiuli Wang as of December 31, 2025, and the borrowing is non-interest-bearing and is payable on demand with no fixed maturity. In April 2026, the Company has fully settled the outstanding principal.

On November 5, 2025, the Company borrowed a credit loan of RMB10 million ($1,429,981) from Mr. Jingdong Qu, bearing interest at 8% per annum and due on November 4, 2026. Later in 2025, the Company transferred this debt, along with related interest payable, to Ms. Xiuxia Wang under the same terms.

On October 21, 2025 the Company obtained a loan of RMB1.5 million ($207,294) from Chris Young, bearing interest at 8% per annum and due on October 20, 2026. As of December 31, 2025 and 2024, the accrued interest payable related to the borrowings from Chris Young was $3,087 and nil, respectively. In April 2026, the Company has fully settled all outstanding principal and accrued interest.

On September 19, 2025, the Company borrowed a credit loan of RMB1.8 million ($268,315) from MA XIN, bearing interest at 8% per annum and due on September 18, 2026. As of December 31, 2025 and 2024, the accrued interest payable related to the borrowings from MA XIN was $6,057 and nil, respectively. In April 2026, the Company has fully settled all outstanding  principal together with all accrued interest.

For the year ended December 31, 2025, the Company obtained aggregate borrowings of RMB3.58 million ($512,562) in total from Flying Height Trading Co, Limited, bearing 8% per annum and payable on demand. The Company repaid the loan in full in 2025. As of December 31, 2025 and 2024, the accrued interest payable related to the borrowings was $11,342 and nil, respectively.

Jingyang HK transferred its note payable of RMB18,064,000 ($2,583,118) owed to CISI Investment Limited (“CISI”), along with related interest payable, to ELPW in 2025. As of December 31, 2025 and 2024, the Company had outstanding borrowings of $2,583,118 and nil, respectively, from CISI, and the loan bears interest at 10% per annum and is payable on demand with no fixed maturity. Accrued interest payable related to the borrowing as of December 31, 2025 and 2024 was $447,875 and nil, respectively. In April 2026, the Company has fully settled   all outstanding principal and accrued interest.

During the financial year ended December 31, 2025,   Zibo Jingyang transferred its receivable of RMB1,612,408 ($230,571) from Ms. Xiuxia Wang to Elong Beijing, in order to offset the debt owed by Elong Beijing due to Zibo Jingyang.

During the financial year ended December 31, 2025,   Jingyang Power (Ganzhou) transferred its receivable of RMB648,341 ($92,712) from Ms. Xiuxia Wang to Elong Beijing, in order to offset the debt owed by Elong Beijing due to Zibo Jingyang.

During the financial year ended December 31, 2025, Jingyang Power (Ganzhou) transferred its debt of RMB10 million ($1,468,913), along with related interest payable, owed to Ms. Xiuxia Wang, to Elong Beijing. The loan bears interest at 8% per annum and is payable on demand with no fixed maturity.

Changes in loans were as follows:

	For the Years ended December 31,
	2025	2024	2023
Beginning balance	$2,179,047	$-	$-
Proceeds from third parties	2,890,047	774,047	-
Repayment of loans to third parties	(1,333,264)	-	-
Addition from debt restructuring	2,834,981	-	-
Deletion from debt restructuring	(2,834,981)	-	-
Settlement from discontinued operations’ receivable	(323,283)
Transfer from discontinued operations	4,052,030	-	-
Loan acquired in the reverse recapitalization	-	1,405,000	-
Exchange difference	33,892	-	-
Ending balance	$7,498,469	$2,179,047	$-

Interest expense was $398,920, nil and nil for the years ended December 31, 2025, 2024 and 2023, respectively.

10. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Accounts payable	$875,063	$-

11. ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31, 2025	As of December 31, 2024
Accrued payroll and welfare	13,280	40,289
Interest payable	857,919	-
Accrued professional fees	905,835	1,891,952
Others	35,744	25,382
Total	$1,812,778	$1,957,623

12. PRODUCT WARRANTY PROVISION

The movement of product warranty provision is as following:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Balance at beginning of year	$-	$-	$-
Provision for new warranties	82,139	-	-
Foreign exchange adjustment	2,283	-	-
Balance at end of year	84,422	-	-
Less: Current portion	83,784	-	-
Non-current portion	$638	$-	$-

Warranty provisions are based upon historical experience. Changes in provisions related to pre-existing legacy products were made based on actual claims and intensive testing and analysis on the legacy products.

13. INCOME TAXES

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

The Company’s provision for income tax expenses consisted of:

	For the Years ended December 31,
	2025	2024	2023
PRC income tax
Current	$-	$-	$-
Total	$-	$-	$-

Reconciliations of the income tax expenses computed by applying the PRC statutory income tax rate of 25% to the Company’s income tax expenses of the years presented are as follows:

	For the Years ended December 31,
	2025	2024	2023
Loss from operations in mainland China	$(1,059,365)	$(230,731)	$-
Loss from operations in Hong Kong and others	(1,042,651)	(10,592,846)	-
Loss from continuing operations before income taxes	(2,102,016)	(10,823,577)	-
Tax credit at PRC corporate income tax rate of 25%	(525,504)	(2,762,952)	-
Non-deductible expenses	272,481	2,707,189	-
Changes in valuation allowance	253,023	55,763	-
Income tax expenses	$-	$-	$-

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

The Company’s deferred tax assets consisted of the following components:

	As of December 31,
	2025	2024
Deferred tax assets
Net operating loss carry-forwards	$259,808	$28,033
Accrued cost and expense	36,030	26,938
Provision for warranty liability	21,106	-
Lease expense	492	-
Less: valuation allowance	(317,436)	(54,971)
Deferred tax assets, net of valuation allowance	$-	$-

A valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future.

The Company has tax losses arising in Mainland China of $1,011,126 (RMB7,267,465) that will expire in one to five years for deduction against future taxable profits.

14. EMPLOYEE BENEFIT PLAN

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

The Company accrues for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The total employee benefits expensed as incurred were $10,769 (RMB 75,310), $9,060 (RMB 66,130), and nil for the years ended December 31, 2025, 2024 and 2023 respectively.

15. RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Company had transactions for the years ended December 31, 2025 and 2024presented are as follows:

a) Related Parties

Name	Relationship with the Company

Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”)	Afficilate of non-controlling interest shareholder
Huizhou Highpower Technology Co., Ltd. (“Huizhou High power”)	Afficilate of non-controlling interest shareholder
Ms. Xiaodan Liu	CEO of Elong Power

b) Related party transactions

The following table consists of the purchases that have been entered into with related parties:

	For the Years Ended December 31,
	2025	2024	2023
Lease from a related party
–Ms. Xiaodan Liu	$4,174	$55,588	$-

The following table consists of the financing that have been entered into with related parties:

		For the Years Ended Decem 31,
	Note	2025	2024	2023
Proceeds from related parties
– Ms. Xiaodan Liu		$1,380,396	$-	$-

c) Short-term loans payable to related parties

	Note	As of December 31, 2025	As of December 31, 2024
Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”)	(a)	$428,994	$-
Huizhou Highpower Technology Co., Ltd. (“Huizhou Highpower”)	(a)	142,998	-
Ms.Xiaodan Liu	(b)	1,458,374	-

(a)

On October 30, 2023, Huizhou Jingyang entered into two one-year loans with its related parties Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”) and Huizhou Highpower Technology Co., Ltd. (“Huizhou Highpower”) of RMB 3 million ($0.4 million) and RMB 1 million ($0.1 million), respectively, both bearing zero interest rate. During the year ended December 31, 2024, the loans have been extended to October 20, 2025 and November 8, 2025, respectively. These loans were recorded under current liabilities of discontinued operations as at December 31, 2024.

In 2025, Huizhou Jingyang transferred its debt of RMB 3million and RMB1 million owned to Beijing Xinlongmai and Huizhou Highpower, respectively, to Elong Beijing under same terms. As of December 31, 2025 and 2024, the Company had outstanding borrowings of $428,994 and nil from Beijing Xinlongmai, respectively. As of December 31, 2025 and 2024, the Company had outstanding borrowings of $142,998 and nil from Huizhou Highpower, respectively.

(b)

On April 11, 2025, the Company obtained aggregate borrowings of RMB9.3 million ($1,380,396) from Ms. Xiaodan Liu, bearing interest at 8% per annum and due on April 10, 2026.

In 2025, Jingyang HK borrowed RMB0.8 million ($117,076) from Ms. Xiaodan Liu, bearing interest at 8% per annum and payable on demand. On December 31, 2025 Jingyang HK transferred its debt of RMB0.8 million ($117,076) owed to Ms. Xiaodan Liu and related interest payable to ELPW under same terms.

The Company had outstanding borrowings of $1,458,347 and nil from Ms. Xiaodan Liu as of December 31, 2025 and 2024, respectively. The outstanding balance as of December 31, 2025 consists of a term loan of $117,076 due on April 10, 2026 and a loan of $1,380,396 payable on demand with no fixed maturity. Both borrowings bear interest at a rate of 8% per annum. The accrued interest payable related to the borrowings from Ms. Xiaodan Liu was $75,060 and nil, respectively. On April 13, 2026,the Company issued 10,000 Class B ordinary shares with valued at $1.56 per share to settle $15,600 of the principal of the loan to Ms.Xiaodan Liu.  The Company also settled the principal of 1,303,581 together with accrued interest in April, 2026.

During years ended December 31, 2025 and 2024 interest expense of $75,060 and nil was incurred on the Company’s borrowings from related parties, respectively.

d) Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	Relationship	As of December 31, 2025	As of December 31, 2024	Note
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	71,499	68,500	Lease Deposit
Total		$71,499	$68,500

As of December 31, 2025 and 2024, the Company had security deposits of $71,499 and $68,500, respectively, due from Ms. Xiaodan Liu related to a vehicle lease. The initial vehicle lease term was from September 1, 2024, to August 31, 2025, and the lease was extended through August 31, 2026.

e) Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	Relationship	As of December 31, 2025	As of December 31, 2024	Note
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	4,713	1,118	Payable for employee reimbursement
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	-	54,800	Payable for the lease of a vehicle
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	75,060	-	Interest payable
Total		$79,773	$55,918

16. EQUITY

Ordinary shares

On August 18, 2023, Elong Power Limited was incorporated in the Cayman Islands. On October 21, 2023, Elong Power became the holding company pursuant to the Reorganization described in Note 1. In connection with the Reorganization and 3,906,250 authorized shares of Elong Power, including

●	3,125,000 Class A ordinary shares of par value of $0.0128, entitled to one voting each;
●	781,250 Class B ordinary shares of par value of $0.0128, entitled to fifty voting each

Subsequent to the closing of the Business Combination at November 21, 2024, there were 39,108 Ordinary Shares (exclusive of 7,032 earnout shares) issued and outstanding, including 34,593 Elong Class A Ordinary Shares and 4,515 Elong Class B Ordinary Shares. Share data have been retrospectively restated to give effect to the reverse recapitalization and reverse stock splits that are discussed in Note 1.

At the closing of the Business Combination (the “Closing”), Merger Sub merged with and into TMT (the “Merger”), with TMT continuing as the surviving entity and becoming a wholly owned subsidiary of Elong. At the effective time of the Merger (the “Effective Time”), (i) each ordinary share of TMT, par value $0.0128 per share (“TMT Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) converted into one Class A ordinary share of Elong, par value $0.0128 per share (“Elong Class A Ordinary Share”), (ii) each right of TMT (“TMT Right”) issued and outstanding immediately prior to the Effective Time automatically converted in accordance with its terms into 2/10 of one TMT Ordinary Share, and then further converted into 2/10 of one Elong Class A Ordinary Share, and (iii) each unit of TMT, consisting of one TMT Ordinary Share and one TMT Right (“TMT Unit”), issued and outstanding immediately prior to the Effective Time automatically and mandatorily separated into its component parts and the TMT Ordinary Shares and TMT Rights included within such TMT Units automatically converted into Elong Class A Ordinary Shares as described above, resulting in 3,404 Class A ordinary shares being issued to TMT stockholders.

The consolidated financial statements are prepared as a continuation of the consolidated financial statements of Elong, the acquirer and predecessor, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.35 established in the reverse recapitalization transaction, which is 100,637 shares exchanged for 35,157 shares (the number of Exchange Shares excluding Escrow Shares, see below), to reflect the equity structure of the legal acquirer, Elong. Earnings (loss) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

On April 21, 2023, TMT Acquisition Corp (“TMT”) signed a Finder’s Engagement Agreement with a third-party named Ever Talent Consultants Limited (“Ever Talent”), and per the agreement, Ever Talent is responsible for identifying and introducing the acquisition target to TMT with the exchange consideration of 900,000 ordinary shares (“Finder Fees”) to be issued by the company of combined listing entity upon the closing of the business combination. Guided by ASC 718 and ASU 2018-07, this transaction is accounted for as nonemployee performance-based payment awards, with the grant date as April 21, 2023 the agreement signing date, and the estimated fair value of the Finder Fees in the amount of $9,000,000 at $10 per share. In addition, per ASC 718-10-25-20, the accruals of compensation cost for this award with performance condition shall be based on the probable outcome of that performance condition. Consider the uncertainty of the business combination, the related compensation cost recognized in “Share-based compensation to consultant” in the consolidated statements of operations and comprehensive loss at the closing of the Business Combination at November 21, 2024.

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

235 Class B ordinary shares (“Indemnity Escrow Shares”) otherwise issuable to Elong shareholders are set aside in escrow for a period of 24 months after the closing to satisfy any post-closing purchase price adjustment and indemnification claims prescribed in the Business Combination Agreement.

7,032 Class A ordinary shares (the “Earnout Escrow Shares”) otherwise issuable to Elong shareholders are set aside in escrow until released upon the satisfaction of certain financial milestones below:

(a) If, for the fiscal year of Elong ending December 31, 2025, Elong has revenue, determined in accordance GAAP, as applicable, in a manner consistent with the Company’s past practice, equal to or greater than $251.5 million, Elong shall issue to the Earnout Shareholder, an aggregate of 3,516 Earnout Shares.

(b) In the event that Elong (i) fails to meet the revenue target for the fiscal year ending December 31, 2024 but meets the revenue target for the fiscal year ending December 31, 2025 or (ii) meets the revenue target for the fiscal year ending December 31, 2024 but fails to meet the revenue target for the fiscal year ending December 31, 2025 and, in either case, the combined revenues for fiscal year 2024 and 2025 are equal to or greater than $399.4 million, Elong shall issue to the Earnout Shareholder the full 7,032 Earnout Shares as if both individual revenue targets had been met.

The Company failed to meet the individual revenue targets for the years ended December 31, 2025, and 2024, respectively, and did not achieve the combined revenue target of $399.4 million for the two-year period. Accordingly, the 7,032 Earnout Escrow Shares were forfeited and are no longer contingently issuable as of December 31, 2025. These shares remain in the escrow account pending final administrative cancellation or release.

On September 10, 2024, the Company entered into Subscription Agreements with the PIPE Investors, pursuant to which the Company agreed to issue 547 Class A Ordinary Shares, at a purchase price of $10.00 per share, in a private placement to be consummated concurrently with the Business Combination.

On April 21, 2025, the Company registered the aggregate of 6,250 ordinary shares, par value $0.0128 per share under the registration statement on Form S-8 filed with the SEC. 6,250 shares have been classified as treasury stock and are reserved for future issuance under the Company’s share incentive plan.

At the annual general meeting of shareholders of the Company held on November 24, 2025, the shareholders approved that the Company’s authorized share capital be increased from US$50,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 4,000,000,000 class A ordinary shares of a par value of US$0.00001 each and 1,000,000,000 class B ordinary shares of a par value of US$0.00001 each, to US$25,000,000 divided into 2,500,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 2,000,000,000,000 class A ordinary shares of a par value of US$0.00001 each and 500,000,000,000 class B ordinary shares of a par value of US$0.00001 each.

At the annual general meeting of shareholders of the Company held on January 6, 2026, the shareholders approved that the Company’s authorized share capital be increased from US$25,000,000 divided into 156,250,000,000 ordinary shares of a par value of US$0.00016 each, comprising 125,000,000,000 class A ordinary shares of a par value of US$0.00016 each and 31,250,000,000 class B ordinary shares of a par value of US$0.00016 each, to US$240,000,000 divided into 1,500,000,000,000 ordinary shares of a par value of US$0.00016 each, comprising 1,200,000,000,000 class A ordinary shares of a par value of US$0.00016 each and 300,000,000,000 class B ordinary shares of a par value of US$0.00016 each

On December 2, 2025, the Company effected a 1-for-16 reverse stock split. The par value per share of the common stock was increased proportionally from $0.00001 to $0.00016. On March 12, 2026, the Company effected a 1-for-80 reverse stock split, resulting in a cumulative increase in par value per share to $0.0128. All share and per share amounts for all periods presented have been retroactively adjusted to reflect the cumulative effect of both reverse stock splits.

The par value of the Class A ordinary shares and Class B ordinary shares was increased in proportion to the cumulative ratio of the share consolidation to $0.0128 per share and the number of authorized ordinary shares was adjusted in proportion to the cumulative ratio of the share consolidation to 15,000,000,000 Class A ordinary shares of a par value of US$0.0128 each and 3,750,000,000 Class B ordinary shares of a par value of US$0.0128 each.

As of December 31, 2025 and 2024, the Company had 15,000,000,000 and 15,000,000,000 Class A ordinary shares authorized, respectively, and 3,750,000,000 and 3,750,000,000 Class B ordinary shares authorized, respectively.

As of December 31, 2025 and 2024, the Company had 47,886 and 41,625 Class A ordinary shares issued, respectively, of which 34,604 and 41,625 were outstanding, respectively. The 13,282 issued but not outstanding shares as of December 31, 2025 consist of 7,032 forfeited Earnout Escrow Shares pending cancellation and 6,250 shares registered on Form S-8 and classified as treasury stock reserved for future issuance under the Company’s share incentive plan.

Statutory reserve and restricted net assets

As stipulated by the relevant laws and regulations in the PRC, company established in the PRC (the “PRC subsidiary”) is required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiary’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided by the director of the PRC subsidiary annually and is not to be less than 10% of the profit for the year of the PRC subsidiary. The aggregate amount allocated to the reserves will be limited to 50% of registered capital for certain subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiary by means of capitalization issue. In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC, the Company had PRC statutory reserve of $708,470 and $708,470 as of December 31, 2025 and 2024, respectively.

The Company also complies with PRC safety production regulations on battery industry to set aside reserve of $609,865 and $609,865 as of December 31, 2025 and 2024, which are under restriction for distribution and included in the balance of accumulated deficit in the equity table.

17. LOSS PER SHARE

The following is the calculation of loss per share:

	For the Years Ended December 31,
	2025	2024	2023
Net loss from continuing operations	$(2,102,016)	$(10,823,577)	$-
Net loss from discontinued operations	(3,468,430)	(19,289,927)	(7,446,001)
Net loss	(5,570,446)	(30,113,504)	(7,446,001)

Weighted average shares outstanding for Class A and Class B – basic and diluted	38,906	35,672	35,158

Net loss per share from continuing operations	$(54.03)	$(303.42)	$-
Net loss per share from discontinued operations	$(89.15)	$(540.77)	$(211.79)
Net loss per share	$(143.18)	$(844.19)	$(211.79)

Common stock and earnings per share for the years ended December 31, 2025, 2024 and 2023 have been retroactively adjusted to reflect reverse stock splits and shares issued to avoid fractional shares, as if such changes occurred on January 1, 2023.

18. SEGMENT REPORTING

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”) who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Company.

The Company determined that it operated in one operating segment includes the development, commercialization and distribution of a wide variety of battery and energy storage system products for use in a wide array of applications.

The Company primarily operates in the PRC and substantially all of the Company’s long-lived assets are located in the PRC.

	For the Years Ended December 31
	2025	2024	2023
Revenues	$2,053,466	$-	$-
Less:
Cost of revenues (i)	1,970,448	-	-
Provision for and reversal from warranty liability	82,139	-	-
Staff cost	286,360	99,537	-
Lease expense	26,719	71,714	-
Depreciation and amortization expense	43,852	-	-
Professional fee	945,885	1,746,526	-
Interest expense (income)	469,577	(34,219)	-
Earnout shares	-	9,000,000	-
Other segment items (ii)	330,502	(59,981)	-

Segment net loss	(2,102,016)	(10,823,577)	-

Consolidated net loss	$(2,102,016)	$(10,823,577)	-

(i)	Cost of revenues excludes staff cost, depreciation and amortization expense, and lease expense which are separately listed above.

(ii)	Other segment items include selling expenses, remaining general and administration expenses, and other income (expense).

19. COMMITMENTS AND CONTIGENCIES

(i) Lease Commitments

The total future minimum lease payments of property management fee and short-term lease under the non-cancellable operating lease with respect to the office as of December 31, 2025 are payable as follows:

Lease Commitment
Within 1 year	-
2-5 years	176,981
Total	$176,981

(ii) Litigation

All the legal proceedings were recorded in the accounts of liabilities held for sale and losses from discontinued operations.

No.	Plaintiff	Defendant	Cause of Action	Status on December 31, 2025	Recorded in Account Payable (USD) as of December 31, 2025	Recorded in Accrued legal expenses (USD) as of December 31, 2025	Status of Subsequent Updates to the Filing Date	Name of the Court
1	Wang Zhangang	Zibo, PRC, Ganzhou, PRC	Labor disputes	Case applying for preservation	-	4,004	No change	Zhangdian District Labor Dispute Arbitration Committee
2	Shenzhen Haiying Science & Technology Co., Ltd.	Huizhou, PRC, Ganzhou, PRC	Contractual Dispute	Case applying for preservation	38,599	6,834	No change	Shenzhen Futian District People’s Court
3	Suzhou Industrial Park Deyanfu Mechanical Equipment Co., Ltd.	Huizhou, PRC	Contractual Dispute	Case applying for preservation	-	1,144	No change	Suzhou Industrial Park People’s Court
4	Ganzhou Dari Mechanical and Electrical Equipment Co., Ltd.	Ganzhou, PRC	Contractual Dispute	Case applying for preservation	11,118	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
5	Ganzhou Dari Mechanical and Electrical Equipment Co., Ltd.	Huizhou, PRC	Contractual Dispute	Case applying for preservation	3,281	5,587	No change	Jiangxi Province Ganzhou Economic and Technological Development Zone People’s Court
6	Shenzhen Kaifu Mechanical and Electrical Equipment Co., Ltd.	Ganzhou, PRC	Contractual Dispute	Case applying for preservation	20,592	1,416	No change	Longgang District People’s Court
7	Shenzhen Yuqiang New Materials Co., Ltd., Zhongshan Branch	Ganzhou, PRC	Contractual Dispute	Case applying for preservation	11,232	808	No change	Zhongshan City Second People’s Court
8	Deng Yongbo	Huizhou, PRC	Labor disputes	Case applying for preservation	11,680	23,116	No change	Huizhou Huicheng District Labor and Personnel Dispute Arbitration Committee
9	Shenzhen Kuayue Express Co., Ltd.	Yilon Energy, Huizhou, PRC	Contractual Dispute	Case applying for preservation	11,008	3,950	No change	Shenzhen Bao’an District People’s Court
10	Shenzhen Jintongda Machinery Co., Ltd.	Ganzhou, PRC	Contractual Dispute	Case applying for preservation	46,710	12,572	No change	Ganzhou Economic and Technological Development Zone People’s Court
11	Shenzhen Haizhuolian Mechanical and Electrical Equipment Co., Ltd., Ganzhou Branch	Ganzhou, PRC	Contractual Dispute	Judgment effected	-	5,720	No change	Ganzhou Economic and Technological Development Zone People’s Court
12	Shenzhen Fengshengyuan Technology Co., Ltd.	Huizhou, PRC	Contractual Dispute	Case applying for preservation	14,648	-	No change	Guangzhou Intermediate People’s Court
13	Shandong Chuangying Flooring Engineering Co., Ltd.	Zibo, PRC, Huizhou, PRC	Contractual Dispute	Case applying for preservation	1,715	1,137	No change	Zibo Zhangdian District People’s Court Fengshui Tribunal
14	Amphenol Automotive Connection Systems Changzhou Co., Ltd.	Huizhou, PRC	Contractual Dispute	Case applying for preservation	11,559	937	No change	Changzhou Xinbei District People’s Court
15	Lanzhou Electric Motor Co., Ltd. Companies(i)	Ganzhou, PRC	Contractual Dispute	Case applying for preservation	2,868,396	675,985	No change	Lanzhou New District People’s Court
16	Shenzhen Lingyueda Technology Co., Ltd.	Huizhou, PRC	Contractual Dispute	Case applying for preservation	14,550	660	No change	Shenzhen Guangming District People’s Court
17	Suzhou Qinglizi New Energy Technology Co., Ltd.	Ganzhou, PRC, Huizhou, PRC	Contractual Dispute	Case applying for preservation	10,084	884	No change	Taicang District People’s Court
18	Yutong Bus Co., Ltd.(ii)	Huizhou, PRC & Elong Power (Ganzhou)	Contractual Dispute	Case applying for preservation	-	449,466	No change	Zhengzhou Guancheng District People’s Court

No.	Plaintiff	Defendant	Cause of Action	Status on December 31, 2025	Recorded in Account Payable (USD) as of December 31, 2025	Recorded in Accrued legal expenses (USD) as of December 31, 2025	Status of Subsequent Updates to the Filing Date	Name of the Court
19	Lanjun Hardware & Electrical Co., Ltd.	Huizhou, PRC	Contractual Dispute	Case applying for preservation	2,602	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
20	Xianning Fengdan Public Transport Holding Co., Ltd.(iii)	Ganzhou, PRC, Huizhou, PRC	Contractual Dispute	Judgment effected	-	928,194	No change	Xianning Xianning District People’s Court
21	Ganzhou Gert Machinery Co., Ltd.	Ganzhou, PRC	Contractual Dispute	Case applying for preservation	5,054	483	No change	Ganzhou Economic and Technological Development Zone People’s Court
22	Connet (Changzhou) Intelligent Technology Co., Ltd.	Huizhou, PRC	Contractual Dispute	Case applying for preservation	-	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
23	Xiamen Kinglong Travel Vehicle Co., Ltd., Lin Zhengbin, Tongcheng Zhilian (Shenzhen) Technology Co., Ltd.	Huizhou, PRC	Contractual Dispute	Case applying for preservation	-	40,039	No change	Shenzhen Intermediate People’s Court
24	Chery Wanda Guizhou Bus Co., Ltd.(iv)	Huizhou, PRC	Contractual Dispute	Case applying for preservation	-	825,065	No change	Guiyang Huaxi District People’s Court
25	Shenzhen Yanxiangda Technology Co., Ltd.	Huizhou, PRC	Contractual Dispute	Case applying for preservation	46,454	-	No change	Pingshan District Court, Shenzhen
26	Liu Yongjian	Ganzhou, PRC, Huizhou, PRC	Labor disputes	Case applying for preservation	408	3,522	No change	Ganzhou Economic and Technological Development Zone Labor Arbitration Committee
27	Connet (Changzhou) Intelligent Technology Co., Ltd.	Huizhou, PRC	Contractual Dispute	Case applying for preservation	4,886	223	No change	Ganzhou Economic and Technological Development Zone People’s Court
				Total amount:	$3,134,576	2,991,746

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with customers and suppliers. As of this report date of the consolidated financial statements, the Company is ongoing with various lawsuits and the estimate aggregate amount related to such litigations are approximately $6.12 million (RMB42.8 million), which comprises the following: Amounts due to suppliers recorded in accounts payable totaling $3.13 million (RMB21.9 million); Accrued legal expenses recognized pursuant to court judgments amounting to $2.99 million (RMB20.9 million). For the years ended December 31, 2025, 2024 and 2023, all the legal proceedings were recorded in the accounts of liabilities held for sale and losses from discontinued operations.

i)	In April 2024, a customer of our company filed a lawsuit against Ganzhou, PRC in Gansu Province, requesting the termination of their battery purchase contract and the return of 126 undelivered battery packs (valued at $3.2 million, RMB22.7 million). According to the court judgment obtained, Ganzhou, PRC is required to return the $3.2 million (RMB22.7 million) it has already received and pay liquidated damages. Based on this judgment, the company has assessed the relevant facts and legal obligations and recognized a provision of $0.6 million (RMB2.1 million).

ii)

In December 2024, a customer of the Company filed a lawsuit against Huizhou, PRC in Henan Province, seeking reimbursement of battery repair costs. According to the court judgment obtained, Huizhou, PRC is required to pay the customer $0.4 million (RMB3.1 million) for battery replacement and other related expenses. Based on this judgment, the Company has carefully assessed the relevant facts and legal obligations and has recognized a provision of $0.4 million (RMB3.1 million) in liabilities.

iii)	In 2021, a user of the Company’s product filed a lawsuit in Xianning, Hubei Province against a Company’s customer (first defendant) and the Company (the second defendant). The Company accrued $0.9 million (RMB6.4 million) lawsuit compensation charge as of the date the consolidated financial statements are issued.

iv)	In 2022, a customer of the Company filed a lawsuit against Huizhou, PRC and Ganzhou, PRC in Guizhou Province, seeking payment for the costs associated with replacing a vehicle’s power battery. According to the court judgment obtained, Huizhou, PRC and Ganzhou, PRC must jointly pay the customer a total of $0.8 million (RMB5.7 million) for the vehicle’s power battery replacement and related expenses. Based on this effective judgment and management’s assessment of the relevant facts and legal obligations, the Company has recognized a provision of RMB5.7 million in its financial statements.

20. CONCENTRATION AND CREDIT RISK

(a) Customer Concentrations

The Company had the following customers that individually comprised 10% or more of net revenue for the years ended December 31, 2025, 2024 and 2023 as follows:

	For the Years Ended December 31,
	2025	2024		2023
Percentage of the Company’s sales of finished goods
Customer A	64.51%	*	%	*	%
Customer B	13.96%	*	%	*	%
Customer C	11.08%	*	%	*	%

*	represent percentage less than 10%

The Company had the following customers that individually comprised 10% or more of net account receivable (included VAT) as of December 31, 2025, and 2024 as follows:

	As of December 31,
	2025	2024
Percentage of the Company’s accounts receivables
Customer A	100%	*	%

(b) Supplier Concentration

The Company relies on third parties for the supply of finished goods. In instances where these parties fail to perform their obligations, the Company may find alternative suppliers in the open market.

The Company had the following suppliers that individually comprised 10% or more of net purchase for the years ended December 31, 2025, 2024 and 2023 as follows:

	For the Years Ended December 31,
	2025	2024		2023
Percentage of the Company’s net purchase of finished good
Supplier A	64%	*	%	*	%
Supplier B	12%	*	%	*	%
Supplier C	11%	*	%	*	%
Supplier D	-* %	*	%	*	%
Supplier E	-* %	-*	%	-*	%

*	represent percentage less than 10%

The Company had the following suppliers that individually comprised 10% or more of account payable as of December 31, 2025, and 2024 as follows:

	As of December 31,
	2025	2024
Percentage of the Company’s account payable
Supplier A	100%	-%

*	represent percentage less than 10%

(c) Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2025, cash and cash equivalents of $ 443,591 were deposited in financial institutions in the PRC, and each bank account is insured by the PRC government with the maximum limit of RMB500,000 (equivalent $69,800). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

21. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date through the date the consolidated financial statements were issued and no subsequent events, other than noted below, occurred that require accrual or disclosure.

At the extraordinary general meeting of shareholders of the Company held on January 6, 2026, the shareholders approved, among other things, that (i) the voting rights attached to each Class B ordinary share be increased from fifty (50) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company, (ii) the Company’s authorized share capital be increased from US$25,000,000 divided into 156,250,000,000 ordinary shares of a par value of US$0.00016 each, comprising 125,000,000,000 Class A ordinary shares of a par value of US$0.00016 each and 31,250,000,000 Class B ordinary shares of a par value of US$0.00016 each, to US$240,000,000 divided into 1,500,000,000,000 ordinary shares of a par value of US$0.00016 each, comprising 1,200,000,000,000 Class A ordinary shares of a par value of US$0.00016 each and 300,000,000,000 Class B ordinary shares of a par value of US$0.00016 each, (iii) a new round of share consolidations of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares be implemented, at any one time or multiple times during a period of up to two years of the date of the meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations shall not be more than 4000:1, and the Board be authorized, at its absolute and sole discretion, to implement one or more share consolidations, and determine the exact consolidation ratio and effective date of each of such share consolidations, with any fractional shares rounding up to the nearest whole share, during a period of two years of the date of the meeting. It was further approved and authorized, among others, that the third amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association to reflect the share capital increase and the increase of voting rights of Class B ordinary shares, with immediate effect.

In February 2026, the Company offered 30,000 units, each consisting of one Class A ordinary share, par value of $0.0128 per share of the Company, together with one warrant, each to purchase up to one Class A ordinary Share, at an offering price of $252.8 per Unit.

In February 2026, offered 271,250 units, each consisting of one Class A ordinary share, par value of $0.0128 per share, of the Company, together with one warrant, each to initially purchase up to one Class A ordinary share, at an offering price of $25.848 per Unit.

In March 2026, the Company completed the disposal of equity interests in Elong Power International Co., Limited and its subsidiaries to a non-affiliated third party for a purchase price of $10,000. Based on the carrying value of the Disposal Group’s net liabilities as of the disposal date, the Company recognized an estimated gain on disposal of approximately $19.1 million as of the disposal date.

The Company effected an 80-for-1 share consolidation on March 12, 2026, with fractional shares rounded up to the nearest whole share. All share and per share amounts for all periods presented have been retroactively adjusted to reflect the cumulative effect of this and the prior 16-for-1 reverse stock split effected in December 2025.

Effective April 1, 2026, the Company’s Class A ordinary shares were transferred from the Nasdaq Global Market to the Nasdaq Capital Market. The ticker symbol and CUSIP number remain unchanged.

On April 8, 2026, the Company entered into a Partial Loan Settlement Agreement (the “Agreement”) with Ms. Liu, and Gracedan Co., Limited, a Cayman Islands company controlled by Ms. Liu, pursuant to which the Company agreed to issue 10,000 Class B ordinary shares of the Company (the “Shares”), valued at $1.56 per share, the closing price of the Company’s Class A ordinary shares as of April 7, 2026, to Gracedan Co., Limited to settle $15,600 of the principal of the Loan owed. On April 13, 2026, pursuant to the Agreement, the Company issued the Shares to Ms. Liu.

